Form 20-F
period 2003-04-30
KIRKLAND LAKE GOLD INC
filed 2004-01-26
CIK 1104440

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F	PAGE 1 OF 63 PAGES. THE EXHIBIT INDEX APPEARS ON PAGE NUMBER 58.

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

COMMISSION FILE NUMBER: 01-31380

KIRKLAND LAKE GOLD INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Macassa Mine Kirkland Lake, Ontario Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 24,076,166

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒   Item 18  ☐

i

GENERAL

All references herein to the “Corporation” mean “Kirkland Lake Gold Inc.”.

The Corporation uses the Canadian dollar as its reporting currency. All references herein to “dollars” or “$” or “Cdn$” means Canadian dollars, unless otherwise indicated. See Item 3A “Key Information – Selected Financial Data – Currency and Exchange Rates” for detailed currency conversion information.

Except as noted, the information set forth herein is as of November 30, 2003.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Forward looking statements include the words “believes”, “anticipates”, “intends”, “expects”, “estimates”, “projects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. The Corporation expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained herein and in other documents that the Corporation files from time to time with the Securities and Exchange Commission.

GLOSSARY OF TERMS USED HEREIN

Certain terms used herein are defined as follows:

advance royalty	A form of royalty where the payment is made before the commencement of commercial production and which forms a credit against future royalty payments once commercial production begins.
alkalic	Containing one of sodium or potassium.
alkali-feldspar	Potassic or sodium feldspar.
alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.
Archaean	An era in geologic time about 4.6 billion to 2.5 billion years ago during which the Earth’s crust solidified.
augite	A mineral consisting of calcium magnesium iron aluminium silicate.
batholith
A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

breccia	Rock consisting of angular fragments in a matrix of finer-grained cementing material.
Canadian Shield
A region of Precambrian (greater than 600 million years old) rock covering central, eastern and northern Canada and extending south into Minnesota and Wisconsin. Large areas of the Canadian Shield have been exposed by the erosion of younger rocks overlaying the Precambrian rock.

cataclasis	Crushing of rocks.
collar	1) The timbering or concrete around the mouth of a shaft. 2) The top of a drill hole.
conglomerate	A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.
crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.
cut (and uncut)
Assays are ‘cut’ or reduced to a lower consistent value in order to avoid such higher grade assays skewing the average which would otherwise produce inconsistent results. If assays are ‘uncut’ such higher grade assays are included.

diabase	A common basic igneous rock usually occurring in dykes or sills.
diamond drill(ing)
A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

dore	The final saleable product of a gold mine. Usually a bar consisting of gold and silver.
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.
fault
A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other; faults may extend many kilometres, or be only a few centimetres in length; similarly, the movement or displacement along the fault may vary widely.

feldspar	A group of rock-forming minerals.
felsic	The term used to describe light-coloured rocks containing feldspar, fledpathoids and silica.
fluvial	Sedimentary material found in river beds.
footwall	The wall or rock on the underside of a vein or ore structure.
fracture
A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A “cross fracture” is a minor break extending at more-or-less right angles to the direction of the principal fractures.

fuchsite	A mica with a characteristic (emerald) green colour arising from the presence of chrome or vanadium.
geotechnical	Using geology and geological engineering.
gneiss	A coarsely crystalline metamorphic rock that looks like granite except that the light and dark minerals are segregated into thin layers or lenses.
granite	A course-grained (intrusive) ingenious rock consisting of quartz, feldspar and mica.
granitoid	Rocks which are in the family of granites.
greenstone	Volcanic rocks forming ‘belts’ within intrusive or sedimentary rocks and which are the source of most metal deposits.
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
hectare	A square of 100 metres on each side.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
komatiitic	A volcanic rock containing a high concentration of magnesium and generally a low concentration of silica.
lithofacies	An association of several sedimentary rocks laid down during a common geologic time period.
lithological	The nature and composition of rocks.
mafic	Igneous rocks composed mostly of dark iron and magnesium rich minerals.
massive	Solid (without fractures) wide (thick) rock unit.
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.
meta-sedimentary	Metamorphosed sedimentary rocks.
meta-volcanic	Metamorphosed volcanic rocks.
mill
1) A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2) A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.
modal	The most frequent value of a set of data.
net smelter royalty
A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.

v

ortho-gneisses	Gneisses (rocks) which have metamorphosed from granites.
orthoclase	Feldspar - potassic.
para-gneisses	Schists (rocks) which have metamorphosed from sedimentary rocks.
pillowed	Volcanic rocks that have formed from the bulbous cooling of magma when cooled quickly in water.
placer	An alluvial deposit of sand and gravel containing valuable metals such as gold, tin, etc.
plagioclase	Feldspar which has had calcium and aluminium substituted for sodium and silica.
plugs	A common name for a small offshoot from a larger batholith.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
pluton	Body of rock exposed after solidification at great depth.
polyphase	Having multiple phases.
porphyry	Any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass.
proto-continent	The earliest crust forming event in the Earth’s geological history and which is a predecessor to the current continent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
resource
National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “Mineral Resource” as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission does not define or recognize resources.

As used herein, “resources” are as defined in National Instrument 43-101.

reserve
National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a “mineral reserve” as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable

Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Industry Guide 7 Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the Securities and Exchange Commission defines a ‘reserve’ as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

As used herein, “reserves” are as defined in National Instrument 43-101.

royalty
An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per ton or a percentage of the total production or profits.

sedimentary	A type of rock which has been created by the deposition of solids from a liquid.
shaft
A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
tholeiitic
Volcanic rock with higher silica and lower sodium, potassium and magnesium content relative to alkaline magma types of volcanic rocks and considered to be related to each other by crystal fractionation processes (such as basalt or andesite containing augites or pigeonite).

tonalitic	Intrusive igneous rock with plagioclase feldspar, hornblende (an amphibole mineral), biotite (a platy magnesium - iron mica common in igneous rock) and greater than 10% quartz.
trondjhemite	A sodic, siliceous rock containing feldspar and quartz.
tuff	A rock formed of compacted volcanic fragments.
turbidite	Submarine landslides along a continental slope containing large masses of sediment.
ultramafic	Igneous rock which are very high in mafic minerals, that is, containing virtually no quartz or feldspar and composed essentially of iron-magnesium silicates and metallic oxides.
uncomformably	Not having the same direction of stratification due to the erosion or folding over of younger rocks.
unconformity	A surface of erosion that separates younger rocks from older rocks.
uncut (and cut)	See ‘cut (and uncut)’ .
vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
volcanics	Volcanically formed rocks.
winze	An internal shaft.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Function
D. Harry W. Dobson Le Quesne Chambers 9 Burrard Street, St. Helier, Jersey JE2 4L5 Channel Isles United Kingdom	Chairman of the Board of Directors
Brian A. Hinchcliffe Macassa Mine, Hwy. #66 Kirkland Lake, Ontario Canada P2N 3J1	President, Chief Executive Officer and Director
Robert P. Hinchcliffe Macassa Mine, Hwy. #66 Kirkland Lake, Ontario Canada P2N 3J1	Chief Financial Officer
Sandra Lee Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1	Secretary
Michael W. Sutton Macassa Mine, Hwy. #66 Kirkland Lake, Ontario Canada P2N 3J1	Chief Geologist
Raymond A. Belecque Macassa Mine, Hwy. #66 Kirkland Lake, Ontario Canada P2N 3J1	General Manager
Brian E. Bayley Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1	Director
W. Warren Holmes 371 Hart Street Timmins, Ontario Canada P4N 6W9	Director

S. Paul Kostuik Suite 601, 2288 Bellevue Avenue West Vancouver, British Columbia Canada V7V 1C6	Director
A. Murray Sinclair Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1	Director

B.           ADVISERS

Not applicable.

C.           AUDITOR

The names and addresses of the Corporation’s auditor for the preceding year and their membership in the governing professional body are:

Name and Address	Governing Professional Body	Date
PricewaterhouseCoopers LLP	Institute of Chartered Accountants of British Columbia	Since December 6, 2001

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999. This information should be read in conjunction with the financial statements included elsewhere in this document.

The Corporation’s 2003 and 2002 annual financial statements have been audited by its current independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants, and the 2001, 2000 and 1999 annual financial statements have been audited by its former independent auditor, Davidson & Company, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 19 to the annual financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to the Corporation and reconciliation to US GAAP of the Corporation’s financial statements.

All information provided herein is in Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN THE CORPORATION’S FINANCIAL STATEMENTS

	Years ended April 30 (Cdn$)
	2003	2002	2001	2000	1999
OPERATING DATA
Revenue	11,704,639	0	0	0	0
Operating Costs	10,787,637	0	0	0	0
Net Income (Loss) Canadian GAAP US GAAP	(4,934,979) (4,851,311)	(2,178,587) (2,178,587)	(385,149) (315,149)	(1,270,889) (1,115,889)	(5,851,953) (1,669,210)
Basic and Diluted Earnings (Loss) per Share(1) Canadian GAAP US GAAP	(0.25) (0.24)	(0.16) (0.16)	(0.04) (0.03)	(0.56) (0.49)	(4.31)(2) (1.23)(2)

As at April 30 (Cdn$)
	2003	2002	2001	2000	1999
BALANCE SHEET DATA
Working Capital (Deficiency) Canadian GAAP US GAAP	(2,372,658) (2,383,536)	239,522 239,522	116, 348 116, 348	179,199 179,199	(1,178,413) (1,178,413)
Total Assets Canadian GAAP US GAAP	21,333,559 21,333,559	13,991,298 13,991,298	204,605 204,605	440,525 370,525	1,301,729 1,076,729
Total Liabilities Canadian GAAP US GAAP	9,611,378 9,622,256	7,651,000 7,651,000	88,257 88,257	14,028 14,028	1,279,699 1,279,699
Shareholders Equity (Deficiency) Canadian GAAP US GAAP	11,722,181 11,711,303	6,340,298 6,340,298	116,348 116,348	426,497 356,497	22,030 (202,970)
Common Shares Number Amount	24,076,166 17,757,582	17,978,504 7,177,882	9,559,239 14,545,499(3)	9,309,239 14,470,449(3)	1,559,239(2) 12,795,093(3)
Dividends Declared per Share	0	0	0	0	0

(1)           The net loss per share amounts are the same on both a basic and a diluted basis.
(2)           Adjusted to reflect 15 into one share consolidation on October 21, 1999.
(3)           Prior to the Corporation’s stated capital adjustment in fiscal 2002.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar (“US$”), expressed in terms of one Canadian dollar, in effect at the end of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

Number of Canadian Dollars equal to US $1.00 Year Ended April 30
2003	2002	2001	2000	1999
1.5335	1.5698	1.5127	1.4707	1.5109

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2003
November	1.3362	1.2973
October	1.3481	1.3043
September	1.3876	1.3469
August	1.4100	1.3836
July	1.4114	1.3368
June	1.3768	1.3348

The noon rate of exchange on November 28, 2003 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$ 1.2973.

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.           RISK FACTORS

The securities of the Corporation are highly speculative and subject to a number of risks. These risks might affect the Company reaching its business objectives, which include successfully developing and carrying out its planned exploration activities and completing the rehabilitation and recommencement of operation of its mine according to specifications in a timely manner and on a profitable basis (collectively “business objectives”).

A prospective investor or other person reviewing the Corporation for a prospective investor should not consider an investment in the Corporation unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with the Corporation’s business include:

The Mining Industry is Speculative and of a High Risk Nature

Mineral exploration and mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation’s drilling activities are an exploratory search for additional gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economic. If this occurs, the Corporation’s existing gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Corporation’s revenues over the long-term.

The Corporation’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards and risks normally incidental to exploration, development and production of gold and silver, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations, including forecast gold production. This might result in the Corporation not meeting its business objectives.

The Corporation’s Activities might suffer from Losses or Liabilities for Risks which are not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Corporation’s financial position and results of operation. Although the Corporation maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

The Corporation has a Limited History of Operations

The Corporation has a very limited history of, and is in the early stages of restarting, production from its mineral properties. In restarting such operations, the Corporation may experience higher costs or lower revenues than budgeted or delays which were not expected. The Corporation must also locate and retain qualified personnel to operate its mining operations. An adverse change in any one of such factors or the failure to locate and retain such personnel would have a material adverse effect on the Corporation, its business and results of operations, including forecast gold production, which might result in the Corporation not meeting its business objectives.

The Corporation will Experience Uncertainty in Marketing the Gold which it has Mined

The Corporation’s revenues are expected to be in large part derived from the mining and sale of gold. The price of gold fluctuates and is affected by numerous factors beyond the Corporation’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The Corporation sells the gold bullion which it produces for US dollars on the North American gold bullion markets. A substantial decrease in the price of gold or in the value of the United States dollar compared to the Canadian dollar would adversely affect the Corporation’s revenue and net income, if any. The Corporation does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

The Corporation is Experiencing Negative Cash Flow

The success of the Corporation’s business will depend upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. The Corporation currently has limited revenue from operations and is experiencing negative cash flow. Accordingly, the Corporation is relying on additional funds presently available to it which have been raised through the sale of equity and debt capital. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mineral properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended. If the Corporation cannot increase its cash flow and become profitable there will be a material adverse effect on the Corporation, its business and results of operations.

There is a Limited Market for the Corporation’s Securities in the United States of America

The Corporation’s securities are not listed on any stock exchange in the United States of America and there is only a limited over-the-counter market in the United States for the Corporation’s securities. Accordingly, investors might need to rely on Canadian equity markets to trade in the Corporation’s securities. Such markets might not have the liquidity found in markets in the United States resulting in investors being unable to dispose of the Corporation’s securities.

The Corporation’s Shares are ‘Penny Stock’

The Securities and Exchange Commission has adopted rules (the “Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in ‘penny’ stocks. Penny stocks are equity securities with a price of less than US$ 5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. In particular the statement must contain:

(a)	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(b)
a description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(c)	a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(d)	a toll-free telephone number for inquiries on disciplinary actions;

(e)	the definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(f)	such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer also must provide the customer with:

(a)	the inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock if inside bid and offer quotations are not available;

(b)	the compensation of the broker-dealer and its salespersons in the transaction;

(c)	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(d)	a monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

At the present market prices the Corporation’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in the Corporation’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers will refuse to attempt to sell penny stock. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of the Corporation, if a market for the shares should develop in the United States.

The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Brian A. Hinchcliffe (President and Chief Executive Officer), Robert P. Hinchcliffe (Chief Financial Officer), Raymond A. Belecque (General Manager) and Michael W. Sutton (Chief Geologist). The Corporation does not maintain life insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

There is Uncertainty of the Nature and Amount of the Corporation’s Gold Resources and Reserves

While the Corporation has carried out, and will carry out on an annual basis, estimates of its mineral resources and reserves and has had some of such estimates independently reviewed, this should not be construed as a guarantee that such estimates are accurate. Furthermore, the historical gold production from the Corporation’s mineral properties is no assurance that they will contain deposits of gold greater than those currently estimated to exist by the Corporation. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Corporation’s business and results of operations.

The Corporation’s Activities are subject to
Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, land use, toxic substances and environmental protection (further described in the next risk factor), mine safety and other matters. These laws and regulations are administered by various governmental authorities including:

•	the federal government of Canada
	°	Canada Customs and Revenue Agency (taxation)
	°	Canadian Environmental Assessment Agency and Environment Canada (environmental protection)
	°	Natural Resources Canada (land use and conservation)

•	the government of Ontario
	°	Ministry of Northern Development and Mines (mineral tenure, development and use)
	°	Ministry of Natural Resources (land use and conservation)
	°	Ministry of the Environment (environmental protection)
	°	Ministry of Finance (taxation)
	°	Ministry of Labour (labour rights and relations)

•	the town of Kirkland Lake, Ontario
	°	tax assessment
	°	building permitting
	°	business licensing

The Corporation estimates that the annual costs of complying with such laws and regulations are as follows:

Description	Amount (Cdn$)
Provincial Land Taxes	200
Regional Land Taxes	1,100
Municipal Property Taxes	592,000
Federal Taxes	50,000
Environmental Protection	40,000
Worker Mine and Mill Safety	24,000
Total	707,300

In addition, the current and future operations of the Corporation, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Corporation has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Corporation, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Corporation’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Corporation and its business and could result in the Corporation not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mineral properties.

The Corporation’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Corporation’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Corporation’s operations by increasing costs and reducing profitability.

The Corporation estimates that its costs of complying with such environmental legislation are approximately $40,000 per year although its mining operations may expose it to liabilities which exceed such amount. Furthermore, in accordance with mine closure plans filed with the Ministry of Northern Development and Mines of the government of Ontario, the Corporation has posted bonds totalling $2,043,435 to secure the costs of rehabilitating its mineral properties. Failure to comply with the Corporation’s mine closure plans would result in the loss of some or all of such bonds. In addition, it is possible that such bonds are insufficient to secure all of the reclamation costs for which the Corporation will be liable.

The Corporation does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Corporation’s securities other than possible capital gains.

Investors might experience Difficulty in Enforcing Foreign Judgments Against the Corporation

The Corporation is incorporated under the federal laws of Canada and a majority of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained is determined by the Canadian court not to have had jurisdiction in the matter. Furthermore, an original action might not be able to be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

The Corporation might have Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of the Corporation’s operations could materially adversely affect its business which would have a negative affect on the Corporation’s business and results of operation which might result in the Corporation not meeting its business objectives.

There is Uncertainty of the Title to the Corporation’s Mining Claims and Leases

While the Corporation has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The existence thereof would have a material and adverse effect on the Corporation, its business and results of operations.

ITEM 4           INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Incorporation and Offices

The Corporation was incorporated under the Company Act (British Columbia) on June 29, 1983 under the name “Goldpac Investments Ltd.”. Effective April 22, 1988, the Corporation and Tectono Resources Ltd. amalgamated. The amalgamated corporation was called “Goldpac Investments Ltd.”. On July 27, 1988, the Corporation was continued under the Canada Business Corporations Act, thereby changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of common shares.

The Corporation changed its name from “Goldpac Investments Ltd.” to “Brimstone Gold Corp.” on May 19, 1994 and its outstanding shares were consolidated on the basis of one new common share for each five shares then outstanding.

On October 21, 1999, the Corporation changed its name from “Brimstone Gold Corp.” to “Foxpoint Resources Ltd.” and its outstanding shares were consolidated on the basis of one new common share for every 15 shares then outstanding.

The Corporation changed its name from “Foxpoint Resources Ltd.” to “Kirkland Lake Gold Inc.” on October 25, 2002 to reflect the nature and location of the Corporation’s business.

The Corporation’s head office is located at its Macassa Mine on Highway #66 near Kirkland Lake, Ontario. Its telephone number is (705) 567-5208. The Corporation’s registered office is located at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3.

History

Previous Operations

The Corporation commenced operations in 1983. Over the next 10 years the Corporation was engaged in mineral exploration on a number of properties in British Columbia and Montana. At various times prior to April 30, 1994, the Corporation abandoned these properties and wrote off the total acquisition and exploration expenditures from its financial statements.

During 1992 and 1993 the Corporation acquired interests in a property in each of British Columbia and the Northwest Territories. One of the properties was abandoned in 1995 and the other sold in 1997.

In June 1992, the Corporation acquired a placer mine located in Idaho and began gold mining operations. In September 1995, the Corporation suspended mining on the property because the grade of gold recovered was not economic. In January 1996, the Corporation disposed of its interest in the property.

In February, 1996 and March, 1997 the Corporation acquired the Mayflower Property in Montana. The Mayflower Property contained the Mayflower Mine, which mined gold intermittently from 1896 to 1961. After exploring the property for two years, the Corporation decided not to carry out any further exploration work and wrote-down its interest in 1999. On February 26, 2001 the Corporation sold the Mayflower Property for US$ 100,000.

Current Operations

Acquisition of Macassa Mine

On December 14, 2001 the Corporation acquired various mining assets located in and around Kirkland Lake, Ontario from Kinross Gold Corporation (“Kinross”). These assets included a recently closed gold mine, the Macassa Mine (an underground gold mine, although limited surface mining operations are also in place), the mill constructed on the mine property and four contiguous, formerly producing, underground gold mining properties known as the Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Lake Gold Properties.

The acquisition was made pursuant to an agreement dated October 29, 2001. Its principal terms are as follows:

1.
The acquisition price was $5 million of which $1 million was paid on each of June 11, 2002 (and the security, consisting of a pledge of the title to the assets acquired, held by Kinross in respect of such amount, being the only security granted by the Corporation, was cancelled), June 14, 2002, December 13, 2002, June 11, 2003 and December 14, 2003.

2.	The Corporation granted Kinross a net smelter royalty on the production from the properties. The royalty is payable on a sliding scale commencing at US$ 300 per ounce of gold as follows:

Average Price Per Ounce of Gold Bullion Sold	Amount of Royalty

Less than US$ 300	0%
Equal to or greater than US$ 300 but less than US$ 400	2%
Equal to or greater than US$ 400 but less than US$ 500	3%
Equal to or greater than US$ 500	4%

The royalty shall be paid quarterly beginning on the third month anniversary of the commencement of production from any of the properties and ending when the Corporation has paid a total of Cdn$ 15 million in royalties. The Corporation shall have the right to terminate the royalty at any time by paying the balance of the Cdn$ 15 million.

3.	The Corporation assumed all environmental rehabilitation costs of the mineral properties, including mine closure bonds, and replaced the existing bonds totalling $2,043,435 posted by Kinross.

Kinross is a publicly traded corporation based in Toronto, Ontario the shares of which trade on the American and Toronto Stock Exchanges. None of the insiders of Kinross are insiders of the Corporation.

Development Plans for the Mine

It is the Corporation’s intention to develop the five historic gold mining properties which it acquired from Kinross in a comprehensive fashion. Until their acquisition by the Corporation the five properties have been developed and operated independently. This analysis will be supplemented by additional exploration carried out by the Corporation, including significant above and below ground drilling. In that regard the Corporation has been and will continue to review, compile and reconcile results from exploration, drilling, reserve calculations and operations. The Corporation hopes that such efforts will result in an increase in the reserves contained in the properties which will enable it to return them to production and turn the Corporation into a low cost gold producing company.

Past and Proposed Production

On May 14, 2002 gold production re-commenced from the Macassa Mill when the mill began processing tailings from the Lake Shore Property at a rate of 880 tons per day and an estimated head grade of 0.12 ounces of gold per ton. Over 123,700 tons of tailings were processed through the mill and in excess of 75% of the contained gold was recovered. An additional 45,555 tons of surface rock from the Teck-Hughes and Lake Share Properties were processed. A total of 20,500 ounces of gold were recovered.

Initially, the Corporation mined surface deposits, which were accessible through open pit operations. In December 2002 and January 2003 the Corporation changed its mining operations to underground mining. As of November 30, 2003, efforts were underway to carry out mining from the 3835-foot, 4250-foot, 4500-foot, 4750-foot and 5150-foot levels of the Macassa Mine. The near surface ore is being drawn from the existing ramp on the Lake Shore and Wright-Hargreaves Properties. Underground production is being hauled by the No. 3 Shaft and the recently re-commissioned Shaft No. 2 of the Macassa Mine. Mining methods vary from mechanized long-hole mining to cut-and-fill and other more labour intensive mining methods.

Gold production during fiscal 2003 was 24,589 troy ounces, which fell short of the forecasted range of 50,000 to 70,000 ounces, primarily for two reasons. Firstly, on March 3, 2003, the Corporation announced a temporary halt in ore production from the Macassa Mine after a pillar failed in an existing ore pass near to Shaft No. 3. The ore pass, and an additional ore pass also close to the shaft were filled, some 200 feet of timber was realigned and underground activity re-commenced towards the latter half of April 2003. The second reason for the production shortfall was slower than anticipated progress in the Corporation’s underground dewatering campaign. Consequently, gold production in the year was limited to just ore from the surface. In short, underground mining on a commercial scale did not take place during the fiscal year and thus normalized operating costs were not established.

The Corporation is currently hiring its own employees to take over operational activities formerly conducted by mining contractors. During the period from October, 2003 through to April 30, 2004, the Corporation intends that monthly production from these three sources will build to a total of 15,000 tons per month.

Past and Proposed Capital Expenditures and Divestitures

During the three fiscal years ended April 30, 2001, 2002 and 2003, the Corporation financed its operations by selling equity securities for net proceeds of $18,331,286, borrowing $2,500,000 pursuant to convertible loans and selling a subsidiary for $149,988 and property, plant and equipment for $5,000. In that three year period, the Corporation spent $857,584 on the purchase of property, plant and equipment and $7,744,801 on the acquisition, exploration and development of its mineral properties, all in the Kirkland Lake, Ontario, and $2,043,435 on the acquisition of mine closure bonds.

The Corporation has a variety of capital programs underway at the Macassa Mine, ranging from the development of a new level at the 3400-foot level to the purchase of mining equipment. Proposed capital expenditures in fiscal 2004 are expected to be a minimum of $10 million which will be spent on the loading pocket rehabilitation, development activities, the acquisition of mining equipment, and the re-commissioning of Shafts No. 2 and 5. These programs will be financed through a combination of cash flow from operations and cash on hand from financings completed in the summer of 2003 and the exercise of warrants and stock options.

Takeover Offers

Since the commencement of the Corporation’s last completed fiscal year it has neither received any public takeover offers for its shares from third parties nor made any such offers.

B.           BUSINESS OVERVIEW

Nature

The Corporation is a natural resource corporation engaged in the acquisition, exploration and development of and production (mining and milling of gold ore) from mineral resource properties in Canada. The Corporation also proposes to carry out (although it is not currently carrying out) ore milling operations on behalf of other mining companies that do not have their own milling facilities. Its business should not be subject to variance due to the time of year in which it is carried out.

Principal Markets

The Corporation has received only limited revenue since commencing production at its current operations on its Kirkland Lake mining properties. Such revenue was from and it anticipates its markets will continue to be the North American gold bullion markets.

Seasonality of the Corporation’s Business

The Corporation’s business is not expected to be seasonal and its mining and milling operations will be carried out year round.

Sources and Availability of Raw Materials

Other than water and power – both of which are readily available and do not experience any material price volatility – the Corporation does not require any raw materials with which to carry out its business.

Marketing Channels

The Corporation markets the gold bullion produced from the Macassa Mine through direct sales to the gold bullion banking industry.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting its business operations, the Corporation is not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competitive Conditions

The Corporation competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Government Regulation

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, land use, toxic substances and environmental protection (further described in the next risk factor), mine safety and other matters. These laws and regulations are administered by various governmental authorities including:

•	the federal government of Canada
	°	Canada Customs and Revenue Agency (taxation)
	°	Canadian Environmental Assessment Agency and Environment Canada (environmental protection)
	°	Natural Resources Canada (land use and conservation)

•	the government of Ontario
	°	Ministry of Northern Development and Mines (mineral tenure, development and use)
	°	Ministry of Natural Resources (land use and conservation)
	°	Ministry of the Environment (environmental protection)
	°	Ministry of Finance (taxation)
	°	Ministry of Labour (labour rights and relations)

•	the town of Kirkland Lake, Ontario
	°	tax assessment
	°	building permitting
	°	business licensing

The principal legislation is the Mining Act (Ontario) which governs the acquisition and maintenance of mineral rights, development of mines, commercial production from mines and procedures for mine closure in the province of Ontario. The Act is administered by the Ministry of Northern Development and Mines (“MNDM”) of the government of Ontario. The Corporation’s operations are subject to such legislation and to overview by the MNDM.

Mineral rights are acquired when a licensed prospector stakes an unpatented mining claim on the ground. Assessment work, which may include sampling, trenching, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to the MNDM to maintain an unpatented mining claim in good standing and prevent its forfeiture. Patented mining claims were based on a surveyed, not staked, area of ground. They are no longer granted. Existing patented mining claims do not require any assessment work to be carried out but do require annual payments to be made to the MNDM in order to be kept in good standing and prevent its forfeiture.

If exploration of an unpatented mining claim warrants it, the claim holder may then enter into a 21 year renewable mining lease over the ground covered by the claim. Mining claims must be leased before mineral extraction for production commences. The mining lease is maintained by paying an annual rent per hectare.

The Mining Act provides a “one-window” approach to permitting and licensing. Before beginning mine development, environmental studies must be carried out, the public must be notified, public hearings held, and the mine development and closure plans must be approved. The closure plans require posting of reclamation bonds to ensure sufficient funds are available to carry out the closure plans. As well, the Act encouraged companies to conduct progressive rehabilitation during the life of the mine.

In addition all phases of the Corporation’s operations are subject to environmental regulation by various levels of government including regional, provincial and federal authorities. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

C.           ORGANIZATIONAL STRUCTURE

The Corporation does not have any subsidiaries. Its former subsidiaries were sold when the Corporation divested its self of its previous mining operations as described in Item 4A “History and Development of the Company– History – Previous Operations”.

D.           PROPERTY, PLANTS AND EQUIPMENT

The Corporation’s headquarters are located at the Macassa Mine, an underground mine situated near Kirkland Lake, Ontario.

The Corporation’s material tangible fixed assets (property, plant and equipment) are also located at the Macassa Mine. All of its mineral properties are located around the Mine. These assets and properties are described below.

Fixed Assets – Property, Plant and Equipment

The Macassa Mine and Mill facilities consist of a 1,500 ton per day carbon-in-pulp mill, a paste plant with a capacity of 2,000 tons per day, offices, laboratory, warehouse and mechanical and electrical shops.

The Macassa Mine has two shafts, both of which are operational. Production Shaft No. 3 was sunk in 1984 to a depth of 7,050 feet. It is equipped with a hoist having a capacity of 1,400 tons per day. Production Shaft No. 2 reaches a depth of 4,625 feet and is equipped with a hoist having a capacity of 800 tons per day. It is located one mile east of Shaft No. 3.

Mining Properties Description and Location

The Corporation’s Kirkland Lake mining properties consist of 224 patented (surveyed) and unpatented (staked and not surveyed) mining claims and crown leases, located near Kirkland Lake, Ontario. From west to east, the past producing properties include the Macassa (which now includes the Tegren Property west of the original Macassa Property), Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright-Hargreaves Properties. The properties are in eastern Teck Township and western Lebel Township in the district of Timiskaming, Ontario and consist of:

Interest	Number of Claims / Leases	Area (acres)
Patented claims	174	7,892.3
Staked claims	45	3,406.0
Crown leases	5	543.5

To maintain these mining interests in good standing with the authorities from which these interests were granted, the following annual minimum levels of exploration must be carried out, taxes paid to the MNDM and the town of Kirkland Lake, Ontario and advance royalties paid to various royalty holders:

Nature	Amount (Cdn$)
Exploration	$ 8,000
Municipal taxes	592,000
Miscellaneous taxes	8,688
Advance royalties(1)	3,000
Total:	$ 611,688

(1)         An advance royalty of $10,000 per year is also payable on the Macassa Property when the Mine is in production.

In addition there is a net smelter royalty payable to Kinross as described under Item 4A “History and Development of the Company – History – Current Operations – Acquisition of Macassa Mine”.

Some of the mining interests are subject to a royalty payable to previous owners. The royalties differ depending on which claim they were granted and range from net smelter royalties of 1% to 2%, production royalties of $0.10, $0.25, $1.50, $3.00 or $4.00 per ton of ore mined or net profits royalties of 2% to 5% while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

Reclamation Bonds and Permits

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, Kinross prepared, and had approved by the MNDM, closure plans for both the Macassa Mine and the Lake Shore Mine. Financial bonds for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross the Corporation assumed responsibility for these bonds and reimbursed Kinross for them. The other three properties, the Kirkland Lake Gold, Teck-Hughes and Wright-Hargreaves Properties, will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval. The costs of such investigations and remediation are not yet determinable but based on the current requirements the Corporation’s management does not believe them to be significant.

In order to perform diamond drilling underground in the Macassa Mine a dewatering program is being carried out. This required a “Permit to Take Water” to be obtained under the Water Resources Act (Ontario). This permit allows the Corporation to pump up to 13,104,000 litres per day from the Mine.

Accessibility, Climate, Local Resources and Physiography

The town of Kirkland Lake, Ontario (approximate population 10,000) and its immediate surroundings are located within the Canadian Shield and are surrounded by several lakes and swamps. The local vertical relief is limited with Kirkland Lake sitting at 310 metres above mean sea level. The immediate area is dominated by temperate boreal forest.

The annual precipitation in the area is 300 centimetres of snow in the winter and 59 centimetres of rain in the summer. The average temperature ranges from minus 22.8 degrees Celsius in the winter to 23.6 degrees Celsius in the summer.

Kirkland Lake, and the Corporation’s five mining properties, are accessible by paved highways. The properties are located approximately 125 kilometres southeast of Timmins, Ontario which has an all-weather, jet capable airport with frequent scheduled service. Kirkland Lake is serviced by rail and motor coach and has a small airport without scheduled service. It is a modern town with most of the amenities usually expected in larger centres. There is an available workforce in the area and the entire infrastructure required for a full mining operation. Electrical power for the Corporation’s mining operations is readily available from the Ontario provincial power authority.

History

Kinross acquired the Macassa Mine and the Lake Shore and Wright-Hargreaves properties from Barrick Gold Corporation (“Barrick”) in mid-1995 and acquired the Kirkland Lake Gold and Teck-Hughes properties in 1998. Barrick had acquired the Macassa Mine and these properties as part of its take-over of Lac Minerals Ltd. in September, 1994.

All five of the properties acquired by the Corporation and the formerly producing mines developed thereon are located along a seven kilometre east-west continuous stretch known as the “Main Break” and related subsidiary zones. The first of the five to enter production was the Teck-Hughes Mine in 1917, followed by the Lake Shore (1918), Kirkland Lake Gold (1919), Wright-Hargreaves (1921) and Macassa (1933).

The five former mining properties acquired by the Corporation have the following operating profiles:

Mine	Period of Operation	Gold Produced (Ounces)
Macassa	1933 – 1999	3,525,389
Lake Shore	1918 – 1965	8,602,791(1)
Teck-Hughes	1917 – 1968	3,709,007(1)
Kirkland Lake Gold	1919 – 1960	1,172,955
Wright-Hargreaves	1921 – 1965	4,821,296(1)

          (1)           Includes production during 1984 through 1988 when owned by Lac Minerals Ltd.

Macassa Mine

Overview

The Macassa Mine was in continuous production from 1933 until operations were suspended in June 1999. The mine was the last of the five major gold mines to cease production. On May 14, 2002 the Corporation restarted mining operations at the mine.

History

The original mine was developed on 11 mining claims by Macassa Mines Ltd. that organized in 1926 and obtained the assets of United Kirkland Gold Mines Ltd. in 1933. In 1962 it combined with Bicroft Uranium Mines Ltd. and Renable Mines Ltd. to become Macassa Gold Mines Ltd. An amalgamation in November 1970 with Willroy Mines Ltd. and Willecho Mines Ltd. created Little Long Lac Gold Mines, located in Toronto. Upper Canada Mine Ltd. optioned the mining rights from 1970 to 1976. In December 1982, the amalgamation of several corporations, including Little Long Lac Gold Mines, created Lac Minerals Ltd. It was during this period that the Tegren Property was added to the original Macassa Property. In September 1994, Barrick successfully took over Lac Minerals Ltd., and Kinross acquired it from Barrick in May 1995.

The first shaft sunk on the property was the 500 foot Elliot shaft developed in the Main Break Zone in the late 1920’s. Mining was unsuccessful and operations halted. In 1931, development westward onto Macassa ground from the 2475-foot level of the Kirkland Lake Gold Mine discovered ore on the Main Break for 700 feet along strike and in subsidiary hangingwall veins. These underground workings were connected with the 3100 foot long No. 1 shaft, and later by two winzes to greater depths. The No. 1 winze connected the 3000-foot to 4625-foot levels and the No. 2 winze the 4625-foot to 6875-foot levels. The No. 2 shaft was sunk from surface to a depth of 4625 feet about 1000 feet southwest of the No. 1 shaft. In 1986, the No. 3 Shaft was sunk from surface (in what had been the Tegren Property) to the 7050-foot level and then to a final level of 7225 feet. Until the mid 1990’s this was the deepest single-lift shaft in the Western Hemisphere. The No. 3 Shaft was the most recent access shaft, and gave access to 21 levels from the 3800-foot to the 7050-foot level until 1997. As a result of a rock burst on April 12, 1997, only the zones above the 5150-foot level remained active. Exploration development was underway on the 3800-foot level when production was halted in 1999. Rehabilitation of levels down to the 5700-foot level was in progress prior to closure.

The first mill on the property began operation in October 1933 at a capacity of 200 tons per day. The milling rate was increased to 425 tons per day in 1949 and to 500 to 525 tons per day in 1956. In August 1988 a new mill was built which could process 500 to 600 tons of rock and 750 tons of tailings per day. By 1996, modifications had increased capacity to 900 tons of rock per day and 1,000 tons of tailings per day. When closed in 1999, mill capacity was near 1,500 tons of rock per day. Based on a 2,000 ton per day processing rate the tailings impoundment area of the mill has a capacity greater than 10 years. All of the appropriate permits for processing ore through the mill are in place.

Current Operations

See “Current and Proposed Exploration and Development” following.

Lake Shore Mine

Overview

The Lake Shore Mine is located in the centre of the Kirkland Lake camp bounded to the west by the Teck-Hughes mine and to the east by the Wright-Hargreaves mine. Lake Shore was by far the largest gold producer of the five former producing mines producing 8,499,195 ounces at a grade of 0.51 ounces per ton in continuous production from 1918 to 1965. This is almost twice the total number of ounces produced from the neighbouring second highest producer, Wright-Hargreaves, and represents 36% of the total ounces produced from the entire camp. From 1984 to 1988 an additional 103,592 ounces were subsequently recovered from pillars by Lac Minerals Ltd. for a total of 8,602,791 ounces of gold recovered.

Gold was discovered on the property in 1911. From 1914 to 1918 the No. 1 Shaft was developed to 400 feet on the South (No. 1) Vein Zone and 7,464 feet of underground development on levels at 100, 200, 300, and 400 feet was carried out. A 65 ton mill was installed and milling began in 1918. All work was carried out by Lake Shore Gold Mines Limited.

History

From 1919 to 1965 the mine was eventually serviced by four surface shafts and three internal shafts. The original No. 1 Shaft and its extension were both inactive during the latter years of operations. The No. 4 Shaft, collared at 4325-foot level, took the workings to a depth of 8,150 feet. Underground development was carried out on 57 levels and, during the life of the mine, totalled 279,238 feet of drifting, 108,317 feet of crosscutting, and 154,547 feet of raising. Milling capacity was gradually increased to a maximum of 2,400 tons per day and production was continuous until the mine closed in July 1965. Ore from the Wright-Hargreaves Mine was treated at the Lake Shore Mill from 1957 until the closure of that mill in March 1965.

High-grade ore material on the bottom levels was being mined when the mine closed. Diamond drilling below these levels indicated that the ore continues and that the Main Break shows no signs of weakening at depth. Relatively low tonnage of ore at deeper levels and difficulties in mining at these extreme depths proved deepening of the mine workings to be uneconomical with the fixed gold prices in the 1960’s.

The Main Break and related sub-parallel structures strike continuously across the Lake Shore Property but are offset by significant post-ore faulting along the Lake Shore fault at the east end of the property. The North, or No. 2 vein, is the most productive and extensive structure at Lake Shore. This structure is continuous from surface down to the 8075-foot level and has been traced by diamond drilling for 800 feet below this level. Between the 1200 and 4000-foot levels the Main Break branches into several faults.

Mining on the North (No. 2) vein was extensive throughout the mine. Of these zones, the area containing mixed syenite porphyry and augite syenite west of the shaft area from surface to the 5450-foot level was most productive. Occasionally sub-parallel veins were mined separately from this vein, but in places the veins are closely spaced and have been stoped together across widths up to 70 feet. Stoping was nearly continuous on the North vein from surface to the 5400-foot level where veining weakened considerably and stopped at the 6325-foot level. Another ore shoot continues below this from the 7575-foot level to the 8075-foot level, the bottom level of the mine. This ore shoot was traced by diamond drilling down to 8,500-foot level and showed no signs of weakening. The North vein on the 8075-foot level was mined over an 807 foot strike length at an average stoping width of 7.6 feet and an average grade of 0.677 ounces per ton.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from a ramp driven down into the property by previous owners or by new surface mining operations of the Corporation.

Kirkland Lake Gold Mine

Overview

The Kirkland Lake Gold Mine is near the western end of the five mines bounded to the west by the Macassa Mine and to the east by the Teck-Hughes Mine. A total of 1,172,955 ounces of gold at an average grade of 0.37 ounces per ton was mined between 1919 and 1960.

History

The first reported discovery on the property was in 1911. In 1912 the Main Break was discovered. In 1913 a two-compartment shaft (Kirkland Lake Gold No. 1) was sunk to 80 feet by Kirkland Gold Mines Limited. The No. 1 shaft was deepened in 1915 to 200 feet and a level was established at 175 feet by Beaver Consolidated Mines Limited (under option from Kirkland Lake Gold Mines Limited).

From 1916 to 1918 Kirkland Lake Gold Mining Company Limited (controlled by Beaver Consolidated Mines Limited) deepened the No. 1 shaft to 700 feet and sank another shaft (the No. 2 main shaft) to 500 feet with levels at 300, 400 and 500 feet. A 150 ton per day mill was installed and production began in 1918.

In the early years of the mine, most gold production came from workings on the Main Break. In 1937 significant production started from the No. 5 vein. The No. 5 vein was a south dipping hangingwall vein structure which was mined as a continuous sheet of ore from the 3475-foot level to the 3875-foot level along a strike length of 1,200 feet. This vein rolls into the Main Break along a line gently plunging to the west.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore.

Teck-Hughes Mine

Overview

The Teck-Hughes Mine is bounded on the west by the Kirkland Lake Gold Mine and Lake Shore Mine to the east. The mine began production in 1917 and had produced 3,688,664 ounces of gold at a recovered grade of 0.38 ounces per ton when it ceased operating in 1968. In the latter years of operation the mine relied heavily on lower grade “slough ore” which had caved from the hangingwalls of open stopes. From 1984 to 1988 Lac Minerals Ltd. mined the east boundary pillar area of the Mine which adjoins the Lake Shore Mine, as well as some ore available within the Teck-Hughes Mine accessible from the Lake Shore Ramp. It recovered a further 20,343 ounces for a total of 3,709,007 ounces of gold recovered.

History

In 1911 three claims, which were to form the most important part of the mine, were staked and three neighbouring claims were staked. In 1912 gold was discovered on one of the neighbouring claims. Prospecting and surface trenching was carried out by Teck-Hughes Gold Mines Limited and a 35 foot shaft was sunk.

In 1913 the No. 1 Shaft was sunk to 212 feet and 203 feet of drifting was carried out on the 200-foot level. The No. 2 Shaft was sunk to a depth of 75 feet with 500 feet of lateral development on the 75-foot level by Teck-Hughes Gold Mines Limited. From 1914 to 1915 the No. 3 Shaft was sunk to 124 feet and an 85 foot winze were developed from the second level. A total of 1,360 feet of lateral development in the No. 1 and No. 3 Shafts were carried out by Nipissing Mining Company (under option from Teck-Hughes Gold Mines Limited).

From 1915 to 1917 the underground workings were dewatered and the No. 3 Shaft was deepened to 400 feet with a winze to 600 feet, and 1,804 feet of lateral development was carried out. In 1917, a 50 ton mill was installed and milling began. This work was completed by Teck-Hughes Gold Mines Limited.

As with other four mines, the most important structure at the Teck-Hughes mine is the Main Break. This structure and the veins related to it yielded most of the gold in the mine. The mineralized structure was mined as the No. 3 vein from surface to the 6105-foot level, the deepest level at the mine. Longitudinal sections reveal that stoping on the No. 3 vein was almost continuous from surface to near the 3000-foot level. Diamond drilling defined the Main Break down to 6650 feet, however there was insufficient ore to warrant development below the 6105-foot level. Grade and production both decreased below 3000 feet. This decrease in ore with depth has been suggested to be directly related to a decrease in the proportion of augite syenite to syenite porphyry with depth.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore.

Wright-Hargreaves Mine

Overview

The Wright-Hargreaves Mine is located to the east of Lake Shore in the central portion of the five properties. It ranks second to the Lake Shore Mine in terms of gold production and grade, having produced 4,817,680 ounces of gold at a grade of 0.49 ounces per ton. From 1984 to 1988 Lac Minerals Ltd. produced an additional 3,616 ounces of gold from the Mine for a total of 4,821,296 ounces of gold.

History

This was the first discovery of gold in the Kirkland Lake Mining Camp, made in 1911. In 1913 a shaft (Wright-Hargreaves No. 1) was sunk to 85 feet with 110 feet of drifting on the 75-foot level. From 1916 to 1921 the No. 1 shaft was deepened to 400 feet, No. 2 Shaft to 320 feet, No. 3 Shaft to 425 feet, and a total of 3,900 feet of lateral development took place. In 1921 a mill was constructed and milling started at 175 tons per day.

The mine was developed down to the 8200-foot level, the deepest development in the Kirkland Lake Mining Camp. Diamond drilling below the 8200-foot level revealed several high-grade intersections persisting several hundred feet below the level. However, the cost to develop these intersections at such deep levels proved to be too high, and mining was not continued.

The Main Break is the most prominent structure crossing the Wright-Hargreaves Property. This structure has been traced as a consistently strong fault, down to the 8100-foot level, and by diamond drilling below that level. A significant amount of ore was mined from this structure, however, most of the tonnage came from the North vein. The North vein branches off the Main Break to the north just to the west of the property boundary with Lake Shore. Stoping on the North vein was extensive to about the 4500-foot level and development was to the 6600-foot level. Below this level mining was concentrated along ore-bearing fractures of the North vein zone known as the North Heading Vein, North vein, and North D Vein. These veins are typically steeply dipping to the south.

Another significant mineralized structure is the South vein-fault which branches off the south side of the Kirkland Lake fault in the western portion of the mine. As with many of the other mines in the camp there are also numerous veins which branch or splay off the main structures and form along tension fractures in the wedge of ground between major faults.

Most of the ore mined at Wright-Hargreaves was found within syenite porphyry with veins north of the Main Break below the 6600-foot level mainly in tuff, greywacke, conglomerate and granite porphyry located in the footwall of the main syenite porphyry plug. The Main Break is located within syenite porphyry throughout the mine. The north veins below the 6600-foot level are much less continuous than veins in the upper levels hosted by syenite porphyry.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore.

Geological Setting

The Abitibi Greenstone Belt

The Corporation’s Kirkland Lake Mining Properties are located in the 2.75 to 2.67 billion year old Abitibi greenstone belt, which is the world’s largest greenstone belt covering an area of roughly 85,000 square kilometres in north-eastern Ontario and north-western Québec. The Abitibi belt is part of the larger Abitibi Subprovince - a granite-greenstone-gneiss terrain that is located within the south-eastern portion of the Archaean Superior Province. The Abitibi Subprovince is bound in the north by para- and ortho-gneisses of the Opatica Subprovince, to the west by the Kapuskasing Structural Zone, to the east by the faulting and cataclasis of the Grenville Front Tectonic Zone, to the south-west by unconformably overlying sediments of the Huronian Supergroup and Keweenawan volcanics and sediments, and to the south-east by fault contact with Archaean metasediments of the Pontiac Subprovince.

Although outcrop in the Abitibi greenstone belt is limited by a till and clay cover, locally over 100 feet thick, exposure in the Corporation’s Kirkland Lake Mining Properties is quite good, leading to the first discovery of gold in a surface outcrop in 1911. Surface mapping in the Abitibi Subprovince has been supplemented by geophysical surveys showing broad regional negative magnetic and positive gravity expressions in areas where the surface geology consists of greenstone belts and tonalitic plutons, and similar broad regional positive magnetic and negative gravity anomalies in areas of granitic plutons.

Volcanic rocks were formed between 2.75 and 2.70 billion years. The volcanic rocks are komatiitic, tholeiitic, and calc-alkaline. Between 2.70 and 2.68 billion years, turbidite dominated assemblages of sedimentary rock formed. This was followed locally by formations of alkaline meta-volcanic rocks and associated alluvial fluvial metasedimentary rocks between 2.68 and 2.67 billion years. Three main divisions of granitoid intrusive rocks exist. Tonalite-trondjhemite-granodiorite batholiths reached their intrusive peak between 2.74 to 2.69 billion years, smaller granodiorite intrusives formed between 2.70 to 2.68 billion years, and syenite stocks formed between 2.69 to 2.67 billion years.

The Kirkland Lake Mining Properties

To the north and south of the Corporation’s Kirkland Lake Mining Properties are massive and pillowed mafic volcanic rocks which have been subdivided into the Blake River and Kinojevis Groups. To the north the volcanic rocks of the Blake River Group are profoundly unconformably overlain by the alkalic volcanic and sedimentary rocks known as the Timiskaming Group.

Numerous alkaline sills intrude the Timiskaming sediments. They consist of alkali-feldspar syenite, augite syenite as well as quartz-monzonite porphyry. In general terms, these units are known as feldspar porphyry (or syenite porphyry) as it is difficult to estimate modal percentages of primary plagioclase and alkali feldspar in the ground mass.

A series of alkali-feldspar syenite and quartz-monzonite (feldspar porphyry) plutons with differing phases of composition intrude the central and south limb of the synclinorium. The Otto and Murdock Creek Stocks are examples. Another pluton, the Lebel Stock, is entirely syenitic and may be the core intrusive of the alkaline volcanic rock assemblage.

There are a number of key structural features within the Corporation’s Kirkland Lake Mining Properties. The major regional zone of accommodation is known as the “Larder Lake Break” or more regionally the “Cadillac-Larder Lake Break” and has been traced for over 300 kilometres along strike. This complex structural feature has been traced to the east through the Larder Lake-Virginiatown area (Kerr-Addison Mine) and into Québec through Rouyn-Noranda, Cadillac, Val d’Or and terminates near Louvicourt at the Grenville Front. The Larder Lake Break continues westward under Huronian sediments and appears in the Matachewan area some 50 kilometres away. The Larder Lake Break is a broad zone of intense shearing and polyphase ductile deformation which represents the zone of structural accommodation between the proto-continent to the south and the main mass of volcanics to the north. One of the more colourful lithofacies in the Timiskaming assemblage of rocks and situated partly in the Larder Lake Break is a zone of extremely altered ultramafic volcanic rocks and associated massive and bedded carbonate up to several hundred feet thick and locally sufficiently rich in gold to constitute ore (such as the Kerr-Addison Mine). Characteristic green fuchsite is often associated and is mined locally in the Kirkland Lake area as a decorative stone in large panels. The Larder Lake Break generally strikes near east-west and dips sub-vertically. Folding is polyphase but is homogeneously distributed, creating all scales of interference patterns locally within the Timiskaming. In the Kirkland Lake area, known plunges are mostly steep and to the west south west at about 60 degrees. The thickest part of the syenite sill, with which most of the significant gold mineralization is associated, plunges the same way.

Mineralization

All of the properties are contiguous and very similar in nature to the Macassa Property.

Mineralization of the Macassa Property is intimately associated with the Main Break and the '04 Break which generally strike to the northeast and dip steeply to the south. The Main Break and various related branches play host to most of the gold mineralization in the camp in quartz-rich zones adjacent to the faults and in related hangingwall and footwall quartz veins. At the east end of the camp there are an increasing number of branches and splays off the strong main branch. These faults act to dissipate and lessen overall fault displacement which, based on pre-ore lithological relationships, is of a reverse nature (south side up). The overall displacement is rotational and has been calculated to be near 1,500 feet at the west end of the camp, and near 350 feet at the east end. To the west end of the camp, a fault sub-parallel to the Main Break, known as the '04 Break, hosts most of the ore at the Macassa Mine. At least some movement on the Main Break post-dates the Matachewan diabase dyke swarm.

A series of later cross-faults have displaced the various lithological structures and mineralization in Kirkland Lake. The two most significant of these late faults are the Amikougami Creek Fault and the Lake Shore Fault. Both faults strike near north-south and are sub-vertical. The vertical displacement of these faults is not well known.

The area surrounding the Macassa Mine is underlain by sedimentary and volcanic rocks of the Archaean Timiskaming Group. These rocks are several kilometres thick and trend to the east. They flank and are nearly parallel to the strike of the Larder Lake Break. They unconformably overlie pre-Timiskaming, pillowed and massive, volcanic rocks belonging to the “Abitibi Supergroup” which include the Blake River Group volcanics and the predominantly tholeiitic Kinojevis Group. Although these pre-Timiskaming volcanics are ubiquitous in the surrounding district, they have not been encountered in any of the Macassa Mine workings.

Intruded into the Timiskaming sedimentary and volcanic rocks is a composite syenitic sill that is broadly centred on the town of Kirkland Lake. The long axis of the stock is roughly parallel to the strike of the Timiskaming rocks and dips steeply to the south. The three main components of the syenitic stock and related dykes are augite syenite, felsic syenite, and syenite porphyry. These intrusive rocks are host to an important part of the ore at the Macassa Mine.

The youngest rocks at Macassa, other than mineralization, are a few Matachewan diabase dykes.

Mineral Reserve Estimates

The following tables set out the reserve and resource estimates for the Macassa Mine property as at April 30, 2003. The estimates were prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators by the Corporation’s Chief Geologist, Michael Sutton, P.Geo., and Senior Geologist, Stewart Carmichael, P.Geo., both of whom are persons qualified to make such estimates for the Corporation under the National Instrument. The estimates are contained in their reserve report dated August 30, 2003 and entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003.

Reserves	Tons (of ore)	Grade (ounces per ton)	Ounces (of gold)

Proven	497,700	0.42	207,100
Probable	554,100	0.51	284,000

Total	1,051,800	0.47	491,100

The change in proven and probable reserves from April 31, 2002 is an increase of 300,400 tons at 0.51 ounces of gold per ton (an increase of 153,200 ounces of gold). The change in proven and probable reserves from December 18, 2002 is an increase of 251,100 tons at 0.54 ounces of gold per ton (an increase of 134,800 ounces of gold).

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

The following table uses the terms ‘measured resources’ and ‘indicated resources’. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Measured & Indicated Resources	Tons (of ore)	Grade (ounces per ton)

Measured	986,200	0.36
Indicated	2,361,700	0.31

Total	3,347,900	0.32

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The following table uses the term ‘inferred resources’. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Inferred Resources	Tons (of ore)	Grade (ounces per ton)

Total	558,900	0.35

The reserves are reported separately from resources. Mineral resources (which are not mineral reserves) do not have demonstrated economic viability. The reserves and resources are estimated using the polygonal method. All intersections are calculated out to a 5.0 foot minimum horizontal mining width. Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 26% at 0.02 ounces of gold per ton. All higher grade samples are cut to 3.50 ounces of gold per ton. The cut-off is 0.25 ounces of gold per ton over the horizontal mining width. The area of influence of the proven reserve and measured resource categories is 30 feet from development chip samples or diamond drill holes. The area of influence of the probable reserve and indicated resource categories is 50 feet from a known sample point (drill holes). For inferred resources there is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good. The assumptions used include US$ 325 U.S. per ounce of gold, and an exchange rate of $0.72 Canadian equals US$ 1.00 ($451 Canadian per ounce). The Corporation is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral reserves and resources.

Current and Proposed Exploration and Development

Shaft and Ramp Rehabilitation

The Corporation has re-commissioned Shafts No. 2 and 3 of the Macassa Mine and the Lake Shore / Teck-Hughes / Wright-Hargreaves Ramp. Such shafts and ramp and now available for use in the Corporation’s drilling programs and for production. Rehabilitation of Shaft No. 3 at the 5025-foot level has enabled the Corporation to access four stopes for its production.

Dewatering

The previous owner of the Macassa Mine allowed the mine to flood after it ceased production. To dewater the mine, the Corporation has installed pumping equipment. As at December 22, 2003 dewatering of the No. 3 Shaft had extended to approximately 127 feet below the 5150-foot level. This enabled the Corporation to rehabilitate the 5150-foot level and make operational the loading pocket located on that level.

The goal of the dewatering program is to reach the mine’s lower workings at the 5700-foot level which is expected to be reached by December 2004. Concurrently an underground exploration and development drilling program is being carried out for the purpose of adding to reserves.

Data Analysis

In April 2002, the Corporation commenced an 18 month program of data compilation on its gold properties and, in the summer of 2003, engaged a team of exploration consultants to work with its geologists to study and make recommendations based upon the results. This compilation has resulted in the data entry of 18,500 drill holes. Mine openings were digitized for all five mines, along the more than 200 miles of levels. The data compilation process enabled the team to delineate a host of highly prospective targets that were not drilled or well understood in the past.

The success of newly discovered D Zone, a north-south structure new to the previously mined east-west structures in the Camp, has led the Corporation to ensure that similar large north-south targets are to be followed up with drilling.

Drilling

A total of 133,549 feet of drilling was carried out by the Corporation in its last fiscal year (May 1, 2002 to April 30, 2003). Of the $1,665,742 spent on the drilling, $819,372 was spent on surface drilling and $846,370 was spent on underground drilling. The drilling encompassed $663,060 worth of definition drilling of known gold mineralization (to establish the gold resources and reserves contained in the mineralization) and $1,002,682 worth of exploration drilling for new gold mineralization. Approximately one-half of the surface drilling and 70% of the underground drilling was definition drilling.

Most of the increase in reserves and resources as at April 30, 2003 from those as at April 30, 2002 is attributable to the exploration drilling. This exploration drilling covered various surface targets (mostly located close to the Lake Shore Ramp) and underground at the '04 Break above the 3800-foot Level and the newly discovered D Zone. The targets of the drilling program were primarily definition drilling of various veins to be mined from the Lake Shore Ramp (from surface and underground), definition drilling at the No. 3 Shaft of the Macassa Mine (at the 3800-foot and 42-foot Levels) of various veins, exploration of the D Vein and the area extending 600 feet above the 3800-foot Level of the Macassa Mine, and exploration at surface on all properties, with emphasis on the Court Vein of the Teck-Hughes Property.

For the fiscal year ending April 30, 2004, the Corporation plans to carry out drilling which will cover all of the five properties, with the main focus being the search for parallel ore structures to the Main Break and '04 Break mineralization complex that has hosted virtually all of the production to date.

Following completion of the 18 month data compilation program in October 2003 the Corporation began an exploration and drilling program in a search for camp-wide mineralized structures. The program is to be carried out over a period of three years and will include both surface and underground drilling at an estimated cost of approximately $21 million. In addition, the Corporation intends to spend approximately $5.2 million for a new hoist for the currently decommissioned Shaft No. 5 on the Lake Shore Property and other development programs.

This program will be funded, in stages over its three year life, from cash flow from operations and private and public financings through the sale of equity and debt securities of the Corporation. It is intended the surface and Lake Shore-Shaft No. 5 exploration programs will be funded through equity private placements and the exploration at Shaft No. 3 will be funded through revenue from production.

The results of the Corporation’s surface diamond drilling program have increased the probability that there is one geologic structure with a potential 20,000 foot strike length and a vertical 7,000 foot dip encompassing the northern part of the Corporation’s Kirkland Lake gold properties.

Security of Samples

To ensure the validity and integrity of samples taken by the Corporation it re-assays pulps and takes second cuts on rejects at a second recognized lab. As well, blank (non-mineralized) core samples are inserted within core samples from mineralized zones to check contamination. The core is regularly quartered and sent out to check for replicability. Core is handled by one person only, after being split and bagged securely.

Quality Control

The results of the Corporation’s exploration programs have been reviewed, verified (including sampling, analytical and test data) and compiled by the Corporation’s geological staff. Furthermore, the Corporation has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values. Blank cores are added in the midst of mineralized zones. Quarter coring has been undertaken for replication purposes. Pulps and rejects are routinely sent to a second assay lab.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including note 19 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

Critical Accounting Policies

The Corporation’s most significant accounting policies are as follows:

•
Revenue is recognized on transfer of title to the purchasers of the Corporation’s gold bullion sold in the spot market. This occurs when the gold is received by the purchasers. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

•	Dore bars and gold in process are recorded in inventory at the lower of average production cost and net realizable value.

•	Exploration expenditures and near term ore development costs are expensed as incurred.

•
Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves. The capitalized costs are reviewed annually, or more frequently if changes in circumstances warrant, to consider whether the carrying value can be recovered from estimated undiscounted future cash flows. If the carrying value is considered not recoverable on this basis, the Corporation will write down the carrying value to the estimated net recoverable amount, calculated on non-discounted basis.

A.           OPERATING RESULTS

The Corporation did not have any operating revenue during its fiscal year ended April 30, 2002. The Corporation began production from its gold mining and milling operations in Kirkland Lake, Ontario in May 2002.

Acquisition of Kirkland Lake Mining Assets

On December 14, 2001 the Corporation acquired the gold mining assets of Kinross Gold Corporation in Kirkland Lake, Ontario for $5 million, the assumption of $2,043,435 in reclamation bond obligations related to the closure plan for the properties and a net smelter return royalty. The $5 million purchase price was paid in instalments, which commenced in June 2002 and ended in December 2003.

Results of Operation

The Corporation had mining revenue of $11,704,639 in fiscal 2003 compared to nil in fiscal 2002 and 2001.

The net loss for fiscal 2003 was $4,934,979 ($0.25 per share) compared to losses of $2,178,587 ($0.16 per share) in 2002 and $385,149 ($0.04 per share) in 2001. The Corporation had an operating profit of $131,665 in fiscal 2003. The increased loss in fiscal 2002 was due to the increased operational and administrative activity and increased costs from acquiring the Kirkland Lake Properties in December 2001 and preparing them for a return to production. The increased loss in fiscal 2003 resulted primarily from the Corporation not attaining its production goals. Underground gold production did not take place in fiscal 2003 and thus a regularized cost profile has not yet been established.

Gold production during fiscal 2003 was 24,589 troy ounces, which fell short of the forecasted range of 50,000 to 70,000 ounces, primarily for two reasons. Firstly, on March 3, 2003, the Corporation announced a temporary halt in ore production from the Macassa Mine after a pillar failed in an existing ore pass near to Shaft No. 3. The ore pass, and an additional ore pass (also close to the shaft) were filled, some 200 feet of timber was realigned and underground activity re-commenced towards the latter half of April 2003. Secondly, the Corporation experienced slower than anticipated progress in its dewatering program. Consequently, gold production in the year was limited to surface ore and tailings. Underground mining on a commercial scale did not take place during the fiscal year and thus normalized operating costs were not established.

Operating Expenses

During fiscal 2003, a total of $10,787,637 (2002 – nil and 2001 – nil) was spent on operating costs relating to mining, milling, and on-site administration, which included $603,583 in municipal taxes. Of this amount, $3.8 million was paid to contractors for the supply of miners. The Corporation incurred $785,337 (2002 – $225,593 and 2001 – nil) in amortization and depletion of assets.

During fiscal 2003, the Corporation incurred a higher level of general and administrative expenses of $2,264,735 (2002 – $1,333,405 and 2001 – $397,917). The principal reason for this increase relates to the Corporation’s staff increasing from four employees to 82 employees at the fiscal year-end. In addition, the Corporation incurred $702,078 (2002 – $95,052) for listing related fees and additional professional fees in connection with the listing of its shares on the Toronto Stock Exchange and the TSX Venture Exchange. Similarly, expenses related to the Corporation’s investor relations activities amounted to $618,159 (2002 – $151,151 and 2001 – $3,609). The increase in this expense on a year-over-year basis is due to the Corporation’s increased investor relations activities undertaken in conjunction with its listing on Canada’s senior stock exchange. Looking forward, the Corporation’s management hopes to list the Corporation’s shares on the American Stock Exchange, which would lead to higher levels of expenditures for legal and accounting costs over the next 12 months. In fiscal 2003 salaries and related expenses for management totalled $491,676 (2002 – $351,773 and 2001 – nil). Travel expenses totalled $278,766 (2002 – $38,984 and 2001 – nil) for the fiscal year.

During 2003 the Corporation incurred $236,216 on royalties (2002 – nil and 2001 – nil), $1,798,836 on exploration (2002 – $473,830 and 2001 – nil), $237,016 on amortization of finance charges (2002 – nil and 2001 – nil), $598,488 on interest and bank charges (2002 – $159,925 and 2001 – nil), $142 in foreign exchange losses (gains) (2002 – ($14,166) and 2001 – ($5,802)) and a gain of $68,789 on interest and other income (2002 – nil and 2001 – $6,966). In general, expenses have increased due to costs incurred in connection with acquiring the Kirkland Lake Properties and the commencement of production.

During fiscal 2003, the Corporation maintained an aggressive exploration program, spending $1,798,836 (2002 – $473,830 and 2001 – nil) on drilling and related exploration.

Interest and bank charges increased to $598,488 for fiscal 2003 from $159,925 in 2002 and nil in 2001. The increase is reflective of amounts borrowed to finance the acquisition of the Macassa Mine and related properties and operations and the start-up of production operations. Accretion of interest related to the deferred payments of $5 million payable to Kinross in connection with the purchase of the Mine and amortization of finance charges connected with various financings completed by the Corporation totalled $606,163 for fiscal 2003 and $187,761 for fiscal 2002. Accretion of interest represents the difference between the present value of the $5 million of cash payments due from June 2002 to December 2003 discounted at an annual rate of 10%. During the year ended April 30, 2002 $187,671 of the interest expense relates to the accretion of the discount reported on the notes payable. The notes have been outstanding for approximately 4 1/2 months as of April 30, 2002.

During fiscal year 2003, the Corporation spent $622,600 on its eight primary consultants. Slightly less than half of this amount is associated with legal fees paid for filings, general purposes, and labour relations. Additionally, $100,000 was collectively paid to the Corporation’s accountants in Kirkland Lake, Ontario and its public auditor.

Production and Costs

Gold production during fiscal 2003 was 24,589 troy ounces, which fell short of the forecasted range of 50,000 to 70,000 ounces, primarily for two reasons. Firstly, on March 3, 2003, the Corporation announced a temporary halt in ore production from the Macassa Mine after a pillar failed in an existing ore pass near to Shaft No. 3. The ore pass, and an additional ore pass also close to the shaft were filled, some 200 feet of timber was realigned and underground activity re-commenced towards the latter half of April 2003. The second reason for the production shortfall was slower than anticipated progress in the Corporation’s dewatering campaign. Consequently, gold production in the year was limited to just ore from the surface. In short, underground mining on a commercial scale did not take place during the fiscal year and thus normalized operating costs were not established.

During fiscal 2003, a total of $10,787,637 was spent on operating costs relating to mining, milling, and on-site administration, which included $603,583 in municipal taxes. Of this amount $3.8 million was paid to a mining force that was contracted out by a third party. Another major reason relates to our staff increasing from 4 employees to 82 employees at year-end. The major reason for the increase was the increase in the Company’s headcount. Moreover, for the year the Company incurred a higher level of general and administrative expenses of $2,264,735 (2002-$1,333,405), with $702,078 (2002-$95,052) for listing related fees and additional professional fees as we moved on to the TSE Exchange from the TSX Venture Exchange.

B.           LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s cash balance at April 30, 2003 was $3,664,607 (2002 – $3,669,390), a decrease of $4,783 from April 30, 2002. As at April 30, 2003, the Corporation had a working capital deficit of $2,372,658 (compared to positive working capital in 2002 – $239,522 and 2001 – $115,808), which included a convertible loan in the principal amount of $2,187,500 and a maturity date of June 11, 2003, which has been extended until June 11, 2004.

The Corporation spent $857,584 (2002 – nil and 2001 – nil) on the acquisition of property plant & equipment in fiscal 2003. Of this amount, almost 50% or $333,861 related to the acquisition of new mining equipment.

The total amount of capital investment for developmental work for the 2003 fiscal year amounted to $6,188,717 (2002 – $1,556,084 and 2001 – nil). Of this amount, general underground development amounted to $3,885,255, expenditures associated with the dewatering campaign totalled $1,408,865 (2002 – $508,657 and 2001 – nil), and $842,682 (2002 – nil and 2001 – nil) was spent on rehabilitating the Lake Shore Ramp.

The underground development expenditures in fiscal 2003 included rehabilitation of levels and pre-mining stope preparation. The total for rehabilitation amounted to $586,000, which in addition to the work performed on Shaft No. 3, included the successful rehabilitation of two large levels (6,000 feet on the 4250-foot level and 5,000 feet on the 4500-foot level). Two major programs for underground development activity were the $308,000 Alimak Program (422 feet) and the $302,000 Raisebore Program (1,475 feet).

During fiscal 2003 $1,408,865 (2002 – $508,657) of pumping related costs were capitalized as a result of the Corporation’s dewatering campaign. The water level was lowered to below the 4750-foot level, advancing 1,150 feet since the prior fiscal year. The total amount of water pumped from underground was 316 million gallons, or just under 1 million gallons per day. The net benefit of the dewatering campaign was to add four new levels (containing ore reserves) to the Corporation’s current mining plan.

The Corporation incurred $842,682 in fiscal 2003 to re-install all underground services and for necessary developmental work at the Lake Shore Ramp. The Lake Shore Ramp is being developed to provide an alternative source of ore for the Corporation’s milling complex.

Three financings were completed during the 2003 fiscal year.

On June 11, 2002 the Corporation received funding from a convertible loan financing totalling $2,500,000. The loans were repayable in one year with interest at 10% per year. The principal amount of the loans is convertible into common shares of the Corporation at the rate of $4.00 per share while interest is convertible at the rate equal to the higher of $4.00 per share or the prevailing market price. During the fiscal year one of the loans was repaid and subsequent to the fiscal year end the maturity date of the other loan in the principal amount of $2,187,500 was extended to June 2004 in consideration of the issuance of 109,375 shares which were issued at a fair value of $224,219. The lenders were issued 125,000 special warrants (which were subsequently converted into an equal number of common shares of the Corporation) as a bonus for making the loans, which were recorded at a fair value of $218,266. The Corporation incurred commissions $25,000 in connection with this financing.

On June 21, 2002 the Corporation completed the sale, by way of private placement, of 1,000,000 common shares at $2.35 per share for gross proceeds of $2,350,000. The Corporation incurred commissions, fees and legal costs totalling $169,851 in connection with this placement. The agent also received an option to purchase 100,000 shares of the Corporation for two years at $2.35 per share, which was recorded at a fair value of $81,276.

On December 27, 2002 the Corporation completed the sale, by way of private placement, of 2,625,000 shares at $1.80 per share for gross proceeds of $4,725,000. The agents also received 393,750 warrants exercisable at $2.05 until June 30, 2004 as compensation for the placement. The Corporation incurred commissions, fees, and legal costs totalling $465,834 in connection with this placement. The agents’ warrants have been recorded at a fair value of $233,935.

In fiscal 2003 the net proceeds from the issue of share capital pursuant to the foregoing private placements and exercise of share purchase warrants and stock options totalled $9,981,917 (2002 – $8,274,369 and 2001 – $75,000) net of share issue costs. In addition, the Corporation made payments of $3,000,000 on notes payable.

Management estimates that funds on hand and raised from a financing subsequent to the Corporation’s fiscal year end (see “Subsequent Events” below), together with cash flow from operations, are sufficient to meet the Corporation’s obligations for the coming year and to undertake further development of its Kirkland Lake mining properties.

Subsequent Events

On August 8 and 26, 2003 the Corporation completed the sale, by way of private placement, of 3,755,000 units at a price of $2.60 per unit for gross proceeds of $9,763,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase a further common share for a period of two years at a price of $3.00 per share.

On August 11, 2003 the Corporation completed a convertible loan financing pursuant to which it borrowed $1,000,000 with interest at 10% per year payable every 18 months. The loan matures on February 11, 2005 but can be extended for a further 18 months upon the issuance of that number of common shares equal to 0.075 times the amount of unpaid principal. The outstanding principal is convertible into common shares of the Corporation at the rate of $4.00 per share and the accrued interest is convertible into common shares at that rate equal to the higher of $4.00 per share or the 10 day weighted volume average trading price at the time of conversion. If the loan is converted by the lender or redeemed by the Corporation within the first 18 months of the term of the loan, the lender is entitled to receive 18 months’ worth of interest. If redeemed by the Corporation within the first or second 18 month term, the lender shall also receive warrants to purchase that number of common shares equal to 0.2875 times the amount of unpaid principal. The warrants would be exercisable at $4.00 per share until the next 18 month anniversary of the loan. While the loan is outstanding, the Corporation is restricted from incurring certain indebtedness which is senior to the loan and from creating or permitting liens on its assets. Should the Corporation undergo a change of control (which includes the departure of both of the Corporation’s Chairman, D. Harry W. Dobson, or CEO, Brian A. Hinchcliffe, as officers or, in certain circumstances, as directors of the Corporation) the loan can become, on the lender’s election, immediately repayable together with the interest which would otherwise accrue over the balance of the remaining 18 month term. The lender was issued a bonus of 75,000 common shares for making the loan which were issued at a fair value of $225,000. The Corporation paid a commission of $50,000 in connection with this placement.

On November 14, 2003, the Corporation completed the sale, by way of private placement, of 1,925,000 common shares at a price of $4.00 each for gross proceeds of $7,700,000. The shares were ‘flow-through’ shares entitling the investors to certain tax benefits under applicable Canadian tax legislation. The agents for the placement were issued warrants to purchase 96,250 common shares for a period of two years at a price of $3.60 per share and paid a $385,000 (5%) cash commission.

On December 1, 2003, the Corporation completed the sale, by way of private placement, of 2,200,000 common shares at a price of $3.90 each for gross proceeds of $8,580,000. The investors also received warrants to purchaser a further 1,100,000 shares at a price of $4.40 per share for a period of 18 months. The agents for the placement were paid a $429,000 (5%) cash commission.

Outlook

The Corporation currently contemplates production of between 30,000 and 50,000 ounces of gold in fiscal 2004. The major short-term challenge is to continue to build up its own mining workforce, which continues to progress. The re-commissioning of Shaft No. 2 and the installation of ore and waste handling devices together with rehabilitating the loading pocket at the 5150-foot level of Shaft No. 3, are two significant milestones recently achieved, essential to the Corporation reaching its goal of commercial production level during the third quarter of fiscal 2004. The majority of gold production is expected from Shaft No. 3 off the Macassa Mine, with theLake Shore Ramp and Shaft No. 2 contributing more and more as the year progresses.

Capital expenditures for the fiscal year ending April 30, 2004 are now expected to be reach approximately $10 million versus the prior estimate of $6 million. The increase is largely due to the decision to acquire additional mining equipment for underground production. Further, a recent decision has been made to re-commission Shaft No. 5 on the Lake Shore Property for exploration purposes has added to the capital expenditures.

The Corporation’s ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain it. The Corporation’s financial statements contained herein do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Corporation be unable to continue as a going concern.

C.           RESEARCH AND DEVELOPMENT

Not applicable.

D.           TREND INFORMATION

The Corporation commenced production at its Kirkland Lake Properties during May 2002. Continuing operation of these properties is dependent on there being a sufficient quantity and an economic grade of ore to be processed – which is dependent on the price of gold. If the price of gold were to drop significantly, it is possible that the Kirkland Lake Properties would become uneconomical to operate which would have an adverse effect on the Corporations’ ability to raise funds in the equity markets.

The Corporation’s management considers the biggest challenge is meeting the Corporation’s gold production target in fiscal 2004 and thereafter. The Corporation is increasing the size of its mining workforce to meet the requirements of its production plan. While the Corporation has made considerable progress in its efforts to recruit experienced miners, additional progress must be made over the upcoming months

Provided the Corporation has adequate funding and the price of gold remains favourable, the Corporation plans to develop the Macassa and other properties. During its 2004 fiscal year the Corporation plans to produce 30,000 to 50,000 ounces of gold.

E.           OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any; off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For the purposes of the foregoing, the term “off-balance sheet arrangement” means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Corporation is a party, under which it has:

(a)
Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of the United States Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
Any obligation under a derivative instrument that is both indexed to the Corporation’s shares and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d)
Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the Corporation, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Corporation.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the date of the balance sheet for the Corporation’s last fiscal year end contained herein, the Corporation’s known contractual obligations identified in the following table are:

Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	$2,043,435	–	–	–	$2,043,435(1)
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	$2,043,435	–	–	–	$2,043,435

(1)
This amount represents funds posted for reclamation bonds in connection with the acquisition of the Macassa Mine. See Item 4A “History and Development of the Company – History – Current Operations – Acquisition of Macassa Mine”.

G.           SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Items 5E and F above.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s By-Laws. The Corporation’s last regular annual meeting was held on October 6, 2003. The Corporation’s officers are appointed by and serve at the pleasure of the Board of Directors.

As at the date hereof, the following persons were the officers, directors and senior management of the Corporation:

Name(1)	Position with the Corporation	Since
DOBSON, D. Harry W.	Chairman of the Board of Directors	October 11, 2001
HINCHCLIFFE, Brian A.	President, Chief Executive Officer and Director	February 26, 2001

Name(1)	Position with the Corporation	Since
HINCHCLIFFE, Robert P.	Chief Financial Officer	January 6, 2003
LEE, Sandra	Corporate Secretary	February 27, 1995
SUTTON, Michael W. (2)	Chief Geologist	February 1, 2002
BELECQUE, Raymond A.	General Manager	January 1, 2002
BAYLEY, Brian E. (3)	Director	October 15, 1998
HOLMES, Warren W. (3)	Director	July 1, 2002
KOSTUIK, S. Paul (3)	Director	February 26, 2001
SINCLAIR, A. Murray	Director	July 6, 1994

(1)
Other than Brian A. Hinchcliffe and Robert P. Hinchcliffe, who are brothers, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)	The Corporation relies upon Mr. Sutton to review and approve all technical information contained in its written disclosure.
(3)	Audit Committee member.

The following is biographical information on each of the persons listed above:

D. HARRY W. DOBSON, age 56, has served as a director and the Chairman of the Board of Directors since October 11, 2001. In addition to his activities with the Corporation Mr. Dobson engages in various merchant banking and venture capital activities in North America and Europe. Mr. Dobson was formerly Deputy Chairman of Lytton Minerals Limited (publicly traded diamond exploration company). He is the founder and former Chairman of American Pacific Mining Company Inc. (publicly traded mining company). Mr. Dobson also holds the following principal directorships:

Issuer	Business
Mountain Province Diamonds Inc.	Diamond exploration
Ovoca Resources PLC	Base metal exploration

BRIAN A. HINCHCLIFFE, age 48, has served as President and Chief Executive Officer since February 26, 2001 and as a director since February 26, 2001. Mr. Hinchcliffe was formerly President of Jordex Resources Inc. (publicly traded mining company). Prior to that, he was the President of American Pacific Mining Company Inc. (publicly traded mining company). Mr. Hinchcliffe does not have any other principal directorships.

ROBERT P. HINCHCLIFFE, age 36, has served as Chief Financial Officer since January 6, 2003. Mr. Hinchcliffe holds a Bachelor of Arts with a Minor in Geology from the University of Arizona and a Master of Business Administration from Georgetown University. He served most recently as Senior Vice President at Banco Santander where he was responsible for equity research. Prior to that, Mr. Hinchcliffe was an equity analyst covering international mining and steel companies at Prudential Securities and Societe Generale. Before working as an analyst, Mr. Hinchcliffe worked for three years in project development for a Venezuelan mining company. Mr. Hinchcliffe does not have any other principal directorships.

SANDRA LEE, age 39, has served as Corporate Secretary since February 27, 1995. Ms. Lee is a certified legal assistant and is currently Corporate Secretary of Quest Capital Corp. (a publicly traded merchant banking company), Quest Management Corp. (a management company wholly-owned by Quest Capital Corp.) and Quest Ventures Ltd. (a private merchant banking company). Previously, she was Assistant Corporate Secretary and Corporate Secretary of Quest Oil & Gas Inc. (publicly traded oil and gas company) from May, 1995 to April, 1997 and before that she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. She is the corporate secretary of a number of publicly traded companies, including the following principal companies:

Issuer	Business
Cypress Hills Resource Corp.	Petroleum and natural gas production
Esperanza Silver Corporation	Precious metal exploration
Greystar Resources Ltd.	Precious metal exploration
Midway Gold Corp.	Precious metal exploration
Quest Capital Corp.	Merchant banking

MICHAEL W. SUTTON, age 43, has served as Chief Geologist since February 1, 2002. Previously he was employed at the Macassa Mine as a Geologist for over eight years and as Chief Geologist since 1997 by Kinross Gold Corporation. Mr. Sutton does not have any business activities outside the Corporation other than prospecting.

RAYMOND A. BELECQUE, age 52, has served as General Manager since January 1, 2002. Previously he was employed as Operations Superintendent and Mill Superintendent for the Macassa Mine by Kinross Gold Corporation. Mr. Belecque has over 30 years of experience working at the mine site. Mr. Belecque does not have any business activities outside the Corporation.

BRIAN E. BAYLEY, age 50, has served as a director since October 15, 1998. Mr. Bayley is the President and Chief Executive Officer of Quest Capital Corp., President of Quest Management Corp., President of Torque Energy Inc. (a petroleum and natural gas production company) and a director of Quest Ventures Ltd. Mr. Bayley is an officer of a number of public companies and holds the following principal directorships:

Issuer	Business
American Natural Energy Corp.	Petroleum and natural gas production
Greystar Resources Ltd.	Precious metal exploration
PetroFalcon Corporation	Petroleum and natural gas production
Quest Capital Corp.	Merchant banking

Previously, Mr. Bayley was the Vice-President, Corporate Administration from September, 1986 to October, 1990, the President and Chief Executive Officer from October, 1990 to October, 1996, a director from November, 1990 to April, 1997 and the Corporate Secretary from October, 1996 to April, 1997 of Quest Oil & Gas Inc.

W. WARREN HOLMES, age 61, has served as a director since July 1, 2002. Mr. Holmes is the President and Chief Executive Officer of Nuinsco Resources Limited (publicly traded mineral exploration company). He was formerly Senior Vice President, Canadian Mining Operations of Falconbridge Limited (a publicly traded senior mining company) and formerly President and General Manager, Canadian Nickel Operations of Falconbridge Limited. Mr. Holmes is a director of a number of public companies and holds the following principal directorships:

Issuer	Business
Nuinsco Resources Limited	Nickel exploration
Wallbridge Mining Company Limited	Base & platinum group metal exploration

S. PAUL KOSTUIK, age 64, has served as a director since February 26, 2001. Mr. Kostuik is a Professional Engineer and a self-employed mining consultant. He was formerly Chairman and Chief Executive Officer of Jordex Resources Inc. and formerly President of Quintette Coal Ltd. (privately held senior coal mining company). Mr. Kostuik also holds the following principal directorships:

Issuer	Business
Arizona Star Resources Corp.	Gold mining company

A. MURRAY SINCLAIR, age 42, has served as a director since July 6, 1994. Mr. Sinclair is the Managing Director of Quest Capital Corp., President of Quest Ventures Ltd. and a director of Quest Management Corp. Mr. Sinclair is also an officer of a number of publicly traded companies and holds the following principal directorships:

Issuer	Business
Gabriel Resources Ltd.	Precious metal exploration and production
General Minerals Corporation	Precious metal exploration
Quest Capital Corp.	Merchant banking

Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. from May, 1993 to April, 1997. Prior to that he was President and Director from June, 1991 to January, 1996 and Vice President, Finance from July, 1988 to June, 1991 of Noramco Capital Corp. (a private merchant banking company).

B.           COMPENSATION

Compensation Summary

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended April 30, 2003 to its directors, officers and senior management:

Name	Position	Salary (Cdn$)	Bonus (Cdn$)	Benefits & Other Compensation(1) (Cdn$)
DOBSON, D. Harry W.	Chairman of the Board of Directors	0	0	0
HINCHCLIFFE, Brian A.	President, Chief Executive Officer and Director	187,016	0	0
HINCHCLIFFE, Robert P.	Chief Financial Officer	37,360	0	0
LEE, Sandra	Secretary	0	0	0
SUTTON, Michael W.	Chief Geologist	70,000	30,000	0
BELECQUE, Raymond A.	General Manager	72,000	0	0
BAYLEY, Brian E.	Director	0	0	0
HOLMES, Warren W.	Director	0	0	0
KOSTUIK, S. Paul	Director	0	0	0
SINCLAIR, A. Murray	Director	0	0	0

(1)	See Item 6E “Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary” for particulars of stock options granted to directors and officers.

Agreements with Senior Officers

The Corporation has entered into consulting agreements with certain senior officers as follows:

Brian A. Hinchcliffe, President and Chief Executive Office: Written consulting agreement dated March 15, 2001 pursuant to which Mr. Hinchcliffe provides the services of a chief executive officer for the Corporation at a remuneration of US$ 120,000 per year. In consideration of Mr. Hinchcliffe entering into the agreement the Corporation paid Mr. Hinchcliffe a bonus of US$ 30,000. In addition, bonuses and stock options may be paid or granted in the discretion of the Board of Directors. The agreement may be terminated upon two months notice.

Robert P. Hinchcliffe, Chief Financial Officer: Oral consulting agreement made in January 2003 pursuant to which chief financial officer services to the Corporation at a remuneration of US$ 85,000 per year. Pursuant to the agreement Mr. Hinchcliffe has been granted an incentive stock option to purchase 50,000 shares of the Corporation at $2.20 per share until January 10, 2008. The agreement may be terminated upon reasonable notice.

Pension, Retirement & Similar Benefits

The Corporation does not have any pension or retirement plans nor does it provide any similar benefits to its directors, officers and senior management. No amounts were set aside or accrued by the Corporation during fiscal 2003 to provide pension, retirement or similar benefits for directors, officers and senior management of the Corporation.

Administration Agreement

Pursuant to an agreement dated as of February 1, 1997 between the Corporation and Quest Management Corp. (“Management”), of Suite 300, 570 Granville Street, Vancouver, British Columbia, the Corporation pays $3,500 per month to Management in consideration of Management providing office space and certain services, including reception, secretarial, accounting and corporate records services, to the Corporation. These services include those of the Corporation’s corporate secretary.

Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto Stock Exchange. Brian E. Bayley, the President and Chief Executive Officer and a director of Capital, and A. Murray Sinclair, the Managing Director of Capital, are both directors of the Corporation.

C.           BOARD PRACTICES

Directors, Officers and Term of Office

Members of the Board of Directors are elected by the Corporation’s shareholders to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting the Corporation and to act on matters requiring Board approval. Directors hold office until they resign or the next Annual Meeting, whichever is earlier. The Board of Directors may appoint a director to fill a vacancy at any time in accordance with the By-Laws of the Corporation.

Officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Corporation, otherwise each officer shall hold office until their successor is appointed or until they resign, whichever is earlier.

Senior management employees are retained by the Corporation’s Senior Officers from time to time. The Senior Officers, in their discretion, may remove any senior management employees of the Corporation, otherwise each officer shall hold office until their successor is appointed or until they resign, whichever is earlier.

Service Contracts with Directors

The Corporation does not compensate its directors for their services as directors and does not have any service contracts with directors providing for payment of benefits upon termination of employment.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Corporation other than services ordinarily required of a director.

Board Committees

The only standing committee of the Board of Directors of the Corporation is an Audit Committee. The Audit Committee is responsible for reviewing the Company’s annual and quarterly interim financial statements before they are reviewed and approved by the Board, the Company’s financial reporting procedures and internal controls and the performance of the Company’s auditor. Such reviews are carried out with the assistance of the Company’s auditor, as required, and the Company’s senior financial management.

Members of the Audit Committee may be appointed any time by the Board of Directors. The Board, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation. The Audit Committee consists of W. Warren Holmes, Brian E. Bayley and S. Paul Kostuik.

D.           EMPLOYEES

All of the Corporation’s employees work at the Corporation’s Macassa Mine in Kirkland Lake, Ontario in the following areas:

Area	Number of Employees (by area) as at April 30
	2003		2002		2001
	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time
Administration	31	5	7	0	0	0
Maintenance	10(1)	1	0	0	0	0
Production - Underground - Above Ground	16(1) 13	8 0	0 0	0 0	0 0	0 0

(1)           Some maintenance and underground production is carried out for the Corporation by independent contractors.

The Corporation’s employees voted to decertify as a union in fiscal 2003. During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew its claims.

E.           SHARE OWNERSHIP

Common Share Ownership

The following table sets out the shares beneficially held by the directors, officers and senior management of the Corporation:

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at November 30, 2003 (1)
DOBSON, D. Harry W.	Chairman of the Board of Directors	3,290,000 (10.0%)
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	1,000,000 (3.0%)
HINCHCLIFFE, Robert P.	Chief Financial Officer	0
LEE, Sandra	Corporate Secretary	0
SUTTON, Michael W. (3)	Chief Geologist	0
BELECQUE, Raymond A.	General Manager	20,000 (0.06%)
BAYLEY, Brian E.(4)	Director	9,700 (0.03%)

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at November 30, 2003 (1)
HOLMES, Warren W. (4)	Director	40,000 (0.12%)
KOSTUIK, S. Paul (4)	Director	63,500 (0.19%)
SINCLAIR, A. Murray	Director	65,000 (0.20%)

(1)
A total of 33,008,714 common shares of the Corporation were issued and outstanding as at November 30, 2003. Numbers shown do not include shares issuable upon exercise of options or warrants. See “Options to Purchase Securities from the Corporation or Subsidiary” below.

None of the persons set out in the foregoing table have different voting rights than other common shareholders.

Options to Purchase Securities from the Corporation or Subsidiary

The Corporation may grant, pursuant to its stock option plan, stock options to directors, officers and employees of and consultants to the Corporation or a subsidiary or to employees of a company providing management services to the Corporation in consideration of them providing their services to the Corporation or subsidiary. The number of shares subject to each option is determined by the Corporation’s Board of Directors within the guidelines established by the plan and the rules of the Toronto Stock Exchange. The options enable such persons to purchase shares of the Corporation at a price fixed pursuant to the rules of the Exchange. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of or consultant to the Corporation or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, employee or consultant (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that disinterested shareholder approval will be obtained prior to the reduction of the exercise price of options granted to insiders. Other than stock options there are no arrangements with the Corporation’s employees to allow them to participate in the Corporation’s capital.

The following table sets out the names of the directors, officers and senior management of the Corporation to whom stock options have been granted and the number of shares subject to such stock options:

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		April 30, 2003	November 30, 2003
Officers:
DOBSON, D. Harry W. Chairman of the Board of Directors	-	100,000(1)	100,000(1)	1.35	October 3, 2006

HINCHCLIFFE, Brian A. President & Chief Executive Officer	-	200,000	200,000	1.10	March 27, 2006
HINCHCLIFFE, Robert P. Chief Financial Officer	50,000	35,000	35,000	2.20	January 10, 2008
LEE, Sandra Secretary	-	5,000	0	1.35	October 3, 2008
Directors:
BAYLEY, Brian E.	-	50,000	50,000	1.35	October 3, 2006
HOLMES, W. Warren	75,000	75,000	35,000	2.05	May 22, 2007
KOSTUIK, S. Paul	-	150,000	0	1.10	March 27, 2006
SINCLAIR, A. Murray	-	50,000	0	1.35	October 3, 2006
Senior Management:
BELECQUE, Raymond	45,000 –	45,000 20,000	25,000 20,000	1.35 2.20	October 3, 2006 January 10, 2008
SUTTON, Michael	40,000 –	40,000 20,000	40,000 20,000	1.35 2.20	October 3, 2006 January 10, 2008

(1)
Mr. Dobson also held share purchase warrants acquired in a private placement with the Corporation in December 2001 which enabled him to purchase 800,000 shares for $1.55 per share until December 12, 2003. The warrants were exercised on April 28, 2003.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation, any government or any natural or legal persons, severally or jointly, and no person, corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for those listed below:

Name and Relationship to Corporation	Number of Shares Beneficially Owned (1) as at November 30, 2003	Percentage of Class (2)
D. Harry W. Dobson Chairman of the Board of Directors	3,390,000(3)	10.00%
RAB Europe Fund Ltd. Arm’s Length Investor	2,829,171(4)	8.57%

(1)	For the purposes hereof ‘Shares Beneficially Owned’ includes shares issuable pursuant to the exercise of warrants or stock options held by the named party.
(2)	Based on 33,008,714 shares issued and outstanding at November 30, 2003.
(3)
Of these shares, 890,000 were acquired pursuant to a private purchase in February 2001, 1.6 million were acquired in a private placement completed in December 2001 and 800,000 were acquired in April 2003. Mr. Dobson also holds a stock option to purchase a total of 100,000 shares at a price of $1.35 per share until October 3, 2006.

(4)
Of these shares, 1,312,500 were acquired in a private placement completed in March 2002 and 109,375 were acquired as a bonus pursuant to a convertible loan made to the Corporation in June 2002. In addition, the investor holds share purchase warrants to purchase 656,250 shares at a price of $1.60 per share until March 5, 2004 and a loan totalling $2,187,500 the principal and interest of which is convertible into shares of the Corporation at $4.00 per share until June 11, 2004.

To the Corporation’s knowledge, it is not directly or indirectly owned or controlled by any other companies, any foreign government or any other natural or legal persons, severally or jointly. There are no arrangements known to the Corporation which, at a subsequent date, may result in a change in control of the Corporation.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Pacific Corporate Trust Company, the Corporation’s registrar and transfer agent, at November 30, 2003, there were 62 registered holders of the Corporation’s shares with United States addresses who collectively held 2,901,170 shares or approximately 8.79 % of the issued and outstanding shares at that time.

B.           RELATED PARTY TRANSACTIONS

Except as disclosed herein and Note 15 of the Corporation’s 2003 annual financial statements, the Corporation has not, during its last fiscal year, and does not presently propose to:

(1)
enter into any transactions which are material to the Corporation or a related party or any transactions unusual in their nature or conditions involving goods, services or tangible or intangible assets to which the Corporation was a party; or

(2)	make any loans or guarantees to or for the benefit of any of the following persons:

	(a)	enterprises directly or indirectly through one or more intermediaries, controlling or controlled by or under common control with the Corporation;

(b)
associates of the Corporation (unconsolidated enterprises in which the Corporation has significant influence or which has significant influence over the Corporation) including shareholders beneficially owning 10% or more of the outstanding shares of the Corporation;

	(c)	individuals owning, directly or indirectly, shares of the Corporation that gives them significant influence over the Corporation and close members of any such individual’s families;

(d)
key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of the Corporation including directors and senior management and close members of any such individual’s family); or

(e)
enterprises in which a substantial voting interest is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of the Corporation and enterprises that have a member of key management in common with the Corporation.

For the purposes hereof:

(1)	‘close members of an individual’s family’ are those that may be expected to influence, or be influenced by, that person in their dealings with the Corporation; and

(2)
‘significant influence’ over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Corporation are presumed to have a significant influence on the Corporation.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8           FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Corporation’s audited annual financial statements for the years ending April 30, 2003, 2002 and 2001 are contained and incorporated herein. See Item 17 “Financial Statements”.

Export Sales

Almost 100% of the gold and silver produced from the Corporation’s operations are sold into the North American gold and silver bullion markets.

Legal and Arbitration Proceedings

The Corporation is not involved in any legal or arbitration proceedings.

Dividends

The Corporation has not paid any dividends on any of its shares since incorporation. The Corporation does not presently have any intention of paying dividends. Its future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.           SIGNIFICANT CHANGES

The Corporation does not have any significant changes to report since the date of the financial statements included herein except as disclosed herein.

ITEM 9           THE OFFER AND LISTING

The Corporation has only one class of shares authorized, namely, common shares. There are an unlimited number of shares authorized. All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Corporation’s constating documents.

A.           OFFER AND LISTING DETAILS

The following is a summary, on an annual basis, of the high and low prices of the Corporation’s shares on the Toronto Stock Exchange (since March 20, 2003) and TSX Venture Exchange (up to March 19, 2003) during the Corporation’s last five financial years:

Fiscal Year	High (Cdn$)	Low (Cdn$)
2003	3.10	1.50
2002	2.10	0.73
2001	1.45	0.58
2000	2.00	0.03
1999	0.34(1)	0.01(1)

          (1)           Not adjusted for 15 into one share consolidation effective October 21, 1999.

The following is a summary, on a fiscal quarter basis, of the high and low prices of the Corporation’s common shares on the Toronto Stock Exchange (since March 20, 2003) and TSX Venture Exchange (up to March 19, 2003)during the Corporation’s two most recent financial years and any subsequent financial quarter.

Fiscal Quarter	High (Cdn$)	Low (Cdn$)
2004
2nd Quarter	4.04	2.71
1st Quarter	3.15	2.44
2003
4th Quarter	3.10	1.90
3rd Quarter	2.45	1.60
2nd Quarter	2.22	1.50
1st Quarter	2.65	1.70
2002
4th Quarter	2.10	1.10
3rd Quarter	1.70	1.10
2nd Quarter	1.40	1.01
1st Quarter	1.25	0.73

The following is a summary, on a monthly basis, of the high and low prices of the Corporation’s shares on the Toronto Stock Exchange during the past six months:

Month	High (Cdn$)	Low (Cdn$)
2003
November	4.44	3.35
October	3.79	3.20
September	4.04	3.25
August	3.55	2.71
July	2.94	2.44
June	3.08	2.80

B.           PLAN OF DISTRIBUTION

               Not applicable.

C.            MARKETS

The Corporation’s shares have traded on Toronto Stock Exchange (since March 20, 2003) and TSX Venture Exchange (up to March 19, 2003) (initially on the Vancouver Stock Exchange and then on the Canadian Venture Exchange – which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the “TSX Venture Exchange” on May 1, 2002) in Canada since December 10, 1984. On February 23, 2001 the Corporation was deemed “inactive” by the Venture Exchange for failing to maintain minimum business activity levels. As a result the Corporation was obligated to reorganize its business as described in Item 4A “History and Development of the Company – History – Current Operations”. The “inactive” status designation was removed on November 28, 2001.

Other than described above, the Corporation’s shares are not and have not been listed or quoted on any other exchange or regulated markets.

D.           SELLING SHAREHOLDERS

               Not applicable.

E.            DILUTION

               Not applicable.

F.            EXPENSES OF THE ISSUE

               Not applicable.

ITEM 10           ADDITIONAL INFORMATION

A.           SHARE CAPITAL

               Not applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

The description of the Corporation’s Articles of Incorporation and By-Laws and the laws applicable thereto are incorporated herein by reference from the Corporation’s Registration Statement on Form 20-F dated June 28, 2002 and filed with the Securities and Exchange Commission on July 1, 2002.

C.           MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, other than contracts entered into in the ordinary course of business, in the past two years:

1.
Asset Purchase Agreement made as of October 29, 2001, Amending Agreement made as of December 13, 2001 and Net Smelter Return Royalty Agreement dated as of December 13, 2001 with Kinross Gold Corporation of Toronto, Ontario pursuant to which the Corporation bought the Kirkland Lake mining properties, Macassa Mine and related assets. See Item 4A “History and Development of the Company –History – Current Operations – Acquisition of Macassa Mine”.

2.
Various Stock Option Agreements with directors, officers, employees and consultants pursuant to which such persons are entitled to purchase shares of the Corporation. See Item 6E “Directors, Senior Management and Employees – Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary”.

3.
Agency Agreement dated December 12, 2001 pursuant to which Dundee Securities Corporation of Vancouver, British Columbia acted as the Corporation’s agent in connection with a private placement of 400,000 shares at $1.30 per share and 4.5 million units at $1.30 per unit (each unit consisting of one share and one-half of a share purchase warrant, each whole warrant entitling the holder to purchase one share for a period of 24 months at a price of $1.55 per share) and in consideration of which received a cash commission of $434,070 and warrants to purchase 490,000 shares of the Corporation at a price of $1.30 per share for a period of 24 months.

4.
Subscription Agreement dated December 12, 2001 with the Corporation’s Chairman of the Board, D. Harry W. Dobson, in respect of the purchase of 1.6 million units for proceeds of $2.08 million and Subscription Agreements dated December 14, 2001 with various placees in respect of the purchase of 400,000 common shares for proceeds of $520,000 and 2.9 million units for proceeds of $3.77 million in respect of a private placement of shares and units.

5.
Subscription Agreements dated March 5, 2002 with RAB Europe Fund Ltd. of Grand Cayman, Cayman Islands (1,312,500 shares) and RAB Europe Partners L.P. of Dover, Delaware (187,500 shares) in respect of a private placement of 1.5 million shares for proceeds of $1.95 million completed on March 5, 2002.

6.	Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. ($2,187,500) and RAB Europe Partners L.P. ($312,500) in respect of loans totalling $2.5 million made to the Corporation on June 11, 2002.

7.	Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd. of Calgary, Alberta in respect of the supply of investor relation services to the Corporation for a one year term at a remuneration of $3,000 per month and a stock option to purchase 35,000 shares.

8
Agency Agreement dated June 21, 2002 pursuant to which Fahnestock Canada Inc. of Toronto, Ontario acted as the Corporation’s agent in connection with a private placement of 1 million shares at $2.35 per share and in consideration of which received a cash commission of $152,750 and a compensation option to purchase 100,000 shares of the Corporation at a price of $2.35 per share for a period of 24 months.

9.	Subscription Agreements dated June 21, 2002 with four placees in respect of a private placement of 1 million shares for proceeds of $2.35 million completed on June 21, 2002.

10.
Agency Agreement dated December 30, 2002 pursuant to which Octagon Capital Corporation and Fahnestock Canada Inc. of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 2.625 million shares at $1.80 per share and in consideration of which received cash commissions of $378,000 and compensation options to purchase 393,750 shares of the Corporation at a price of $2.05 per share until June 30, 2004.

11.	Subscription Agreements dated December 30, 2002 with various placees in respect of a private placement of 2.625 million shares for proceeds of $4.725 million completed on December 30, 2002.

12.	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC of Jefferson, Louisiana in respect of the publication of a newsletter in respect of the Corporation at a cost of US$250,000.

13.	Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève in respect of a loan of $1 million made to the Corporation on June 10, 2003.

14.
Subscription Agreements dated August 8, 2003 and August 26, 2003 with 13 placees in respect of a private placement of 3.755 million units (each unit consisting of one share and one-half of a share purchase warrant, each whole warrant entitling the holder to purchase one share for a period of 24 months at a price of $3.00 per share) for proceeds of $9.763 million completed on August 8, 2003 and August 26, 2003.

15.
Agency Agreement dated November 14, 2003 pursuant to which Fort House Inc. and Octagon Capital Corporation of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 1.925 million ‘flow-through’ shares at $4.00 per share and in consideration of which received cash commissions of $385,000 and warrants to purchase 96,250 shares of the Corporation at a price of $3.60 per share until November 14, 2005.

16.
Subscription Agreements dated November 14, 2003 with various placees in respect of a private placement of 1.925 million ‘flow-through’ shares for proceeds of $7.7 million completed on November 14, 2003.

17.
Agency Agreement dated December 1, 2003 pursuant to which Fort House Inc. and Octagon Capital Corporation of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 2.2 million units at $3.90 per unit (each unit consisting of one common share and one-half common share purchase warrant, each whole warrant entitling the holder to purchase a common share for $4.40 until June 1, 2005) and in consideration of which received cash commissions of $283,584.

18.
Subscription Agreements dated December 1, 2003 with eight placees in respect of a private placement of 2.2 million units (each unit consisting of one share and one-half of a share purchase warrant, each whole warrant entitling the holder to purchase one share until June 1, 2005 at a price of $4.40 per share) for proceeds of $8.58 million completed on December 1, 2003.

See also Item 6B “Directors, Senior Management and Employees – Compensation – Agreements with Senior Management” for terms of verbal contracts entered into with an officer of the Corporation.

D.           EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Corporation’s shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation”.

E.           TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Corporation’s common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a nonresident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Corporation shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Corporation’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Corporation may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Corporation does not believe that it is a PFIC. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Corporation (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a “qualified electing fund” with respect to such

U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Corporation includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder’s reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Corporation as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Corporation will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Corporation and (ii) certain “excess distributions”, as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Corporation and all excess distribution of his common shares and all excess distributions over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Corporation, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Corporation while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation (“United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.           DIVIDENDS AND PAYING AGENTS

There are no restrictions on the Corporation paying dividends on its shares, other than it may not pay any dividend which would render it insolvent. The Corporation has not paid any dividends on any of its shares since incorporation. The Corporation does not presently have any intention of pay dividends. Its future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

G.           STATEMENTS BY EXPERTS

Not applicable.

H.           DOCUMENTS ON DISPLAY

The documents concerning the Corporation referred to herein may be viewed at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada during normal business hours.

I.           SUBSIDIARY INFORMATION

Not required.

ITEM 11           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There are no forms of market risk that apply to the Corporation beyond currency and gold price fluctuations. See Item 3D “Risk Factors”.

In view of the Corporation’s recent commencement of operations it does not have any hedging or similar program for the management of its exposure to gold price fluctuations.

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In December, 2003 the Corporation paid interest of $218,750 which was due June 11, 2003 in respect of a convertible loan in the principal amount of $2,187,500.

ITEM 14           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15           CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2003, being the date of the Corporation’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer, Brian A. Hinchcliffe, and Chief Financial Officer, Robert P. Hinchcliffe. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Corporation’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Corporation required to be included in its periodic filings with the United States Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed under the Exchange Act is accumulated and communicated to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Corporation’s most recently completed fiscal year ended April 30, 2003, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16A           AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B           CODE OF ETHICS

Not applicable.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following financial statements for the years ended April 30, 2003, 2002 and 2001 are included herein.

Number	Description	Page No.
(i)	Independent Auditor’s Report of PricewaterhouseCoopers LLP dated June 27, 2003 except as noted	FA3
(ii)	Independent Auditor’s Report of Davidson & Company dated July 6, 2001	FA4
(iii)	Consolidated Balance Sheets as at April 30, 2003 and 2002	FA5
(iv)	Consolidated Statements of Operations and Deficit for the years ended April 30, 2003, 2002, and 2001	FA6
(v)	Consolidated Statements of Cash Flow for the years ended April 30, 2003, 2002, and 2001	FA7
(vi)	Notes to Consolidated Financial Statements	FA8

The Corporation’s consolidated financial statements for the year ended April 30, 2001 are reported on by the Corporation’s former auditor, Davidson & Company, Chartered Accountants, and for the years ended April 30, 2003 and 2002 are reported upon by the Corporation’s current auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 19 of the annual financial statements.

ITEM 18           FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19           EXHIBITS

The following exhibits are included herein:

Number	Description	Page No.
1.01	Certificate of Continuance dated July 27, 1988	Note (1)
1.02	Articles of Continuance dated July 14, 1988	Note (1)
1.03	Certificate of Amendment dated May 19, 1994 together with Articles of Amendment dated April 22, 1994	Note (1)
1.04	Certificate of Amendment dated October 1, 1996 together with Articles of Amendment dated September 24, 1996	Note (1)
1.05	Certificate of Amendment dated November 26, 1996 together with Articlesof Amendment dated November 18, 1996	Note (1)
1.06	Certificate of Amendment dated October 21, 1999 together with Articles of Amendment dated September 27, 1999	Note (1)
1.07	By-laws dated July 27, 1988	Note (1)
2	Not applicable	--
3	Not applicable	--
4(a).01	Asset Purchase Agreement made as of October 29, 2001 with Kinross Gold Corporation respecting acquisition of Kirkland Lake mining properties, Macassa Mine and related assets	Note (1)
4(a).02	Amending Agreement made as of December 13, 2001 with Kinross Gold Corporation respecting acquisition of Kirkland Lake mining properties, Macassa Mine and related assets	Note (1)
4(a).03	Net Smelter Return Royalty Agreement dated as of December 13, 2001 with Kinross Gold Corporation granting a net smelter return royalty	Note (1)
4(a).04	Agency Agreement dated December 12, 2001 with Dundee Securities Corporation	Note (1)
4(a).05	Subscription Agreement in the form executed on December 12, 2001 and December 14, 2001 with respect to the sale of 4.5 million units	Note (1)
4(a).06	Subscription Agreement in the form executed on December 14, 2001 with respect to the sale of 400,000 common shares	Note (1)
4(a).07	Subscription Agreements dated March 5, 2002 with RAB Europe Fund Ltd. and RAB Europe Partners L.P. with respect to the private placement of 1.5 million shares	Note (1)
4(a).08	Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. and RAB Europe Partners L.P. in respect of loans totalling $2.5 million	Note (1)
4(a).09	Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd.	Note (1)
4(a).10	Agency Agreement dated June 21, 2002 with Fahnestock Canada Inc.	Note (1)

Number	Description	Page No.
4(a).11	Subscription Agreement in the form executed on June 21, 2002 with respect to a private placement of 1 million shares.	Note (1)
4(a).12	Agency Agreement dated December 30, 2002 with Octagon Capital Corporation and Fahnestock Canada Inc.	EX1
4(a).13	Subscription Agreement in the form executed on December 30, 2002 with respect to a private placement of 2.625 million shares	EX2
4(a).14	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC	EX3
4(a).15	Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève in respect of loan for $1 million	EX4
4(a).16	Subscription Agreement in the form executed on August 8, 2003 and August 26, 2003 with respect to a private placement of 3.755 million units	EX5
4(a).17	Agency Agreement dated November 14, 2003 with Fort House Inc. and Octagon Capital Corporation	EX6
4(a).18	Subscription Agreement in the form executed on November 14, 2003 with respect to a private placement of 1.925 million ‘flow-through’ shares	EX7
4(a).19	Agency Agreement dated December 1, 2003 with Fort House Inc. and Octagon Capital Corporation	EX8
4(a).20	Subscription Agreement in the form executed on December 1, 2003 with respect to a private placement of 2.2 million units	EX9
4(c).01	Consulting Agreement dated March 15, 2001 with the Corporation’s President and Chief Executive Officer, Brian A. Hinchcliffe	Note (1)
4(c).02	Form of Stock Option Agreement	Note (1)
5	Not applicable	--
6	Not applicable	--
7	Not applicable	--
8	Not applicable	--
9	Not applicable	--
10	Not applicable	--
11	Not applicable	--
12.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	EX10
12.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	EX11

Number	Description	Page No.
13.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX12
13.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX13
14	Not applicable	--

Notes: (1)	Incorporated herein by reference from the Corporation’s Registration Statement on Form 20-F dated June 28, 2002 and filed with the Securities and Exchange Commission on July 1, 2002.

SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: January 14, 2004
KIRKLAND LAKE GOLD INC.

	Per:	(signed) Brian Hinchcliffe
BRIAN A. HINCHLIFFE,
President & Chief Executive Officer

Kirkland Lake Gold Inc.

Financial Statements
April 30, 2003 and 2002
(expressed in Canadian dollars)

November 25, 2003

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The audit committee of the board of directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States and their report follows.

(signed) Brian A. Hinchcliffe

Brian A. Hinchcliffe
President and Chief Executive Officer

Independent Auditors’ Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) as at April 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended April 30, 2001 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 6, 2001.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada

June 27, 2003
(except as to note 1, which is as of August 26, 2003 and
note 20, which is as of November 25, 2003)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Balance Sheets As at April 30, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents (note 18)	3,664,607	3,669,390
Short-term investments (note 4)	190,000	190,000
Accounts receivable	313,168	130,050
Inventories (note 5)	583,290	-
Prepaid expenses and deposits	444,220	130,798
	5,195,285	4,120,238
Deferred finance charges (note 9)	6,250	-
Mineral properties (note 6)	8,117,495	2,037,369
Property, plant and equipment (note 7)	5,971,094	5,790,256
Mine closure bonds (note 10)	2,043,435	2,043,435
	21,333,559	13,991,298
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 15(b))	3,464,472	966,195
Current portion of notes payable (note 8)	1,926,849	2,914,521
Convertible loans (note 9)	2,176,622	-
	7,567,943	3,880,716
Notes payable (note 8)	-	1,726,849
Provision for reclamation and site restoration (note 10)	2,043,435	2,043,435
	9,611,378	7,651,000
Shareholders’ Equity
Capital stock (note 11)
Authorized
Unlimited common shares without par value
Issued
24,076,166 (April 30, 2002 - 17,978,504) common shares	17,757,582	7,177,882
Options (note 12)	112,362	128,168
Warrants (note 13)	696,270	1,044,040
Equity component of convertible loans (note 9)	82,728	-
Contributed surplus (notes 9 and 12)	18,010	-
Deficit	(6,944,771)	(2,009,792)
	11,722,181	6,340,298
	21,333,559	13,991,298
Nature of operations and going concern (note 1)
Subsequent events (note 20)

Approved by the Board of Directors

              (signed) Brian A. Hinchcliffe                Director                          (signed) Brian E. Bayley                 Director

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Statements of Operations and Deficit For the years ended April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Mining revenue	11,704,639	-	-
Operating costs	10,787,637	-	-
Amortization and depletion	785,337	225,593	-

	131,665	(225,593)	-

General and administrative	2,264,735	1,333,405	397,917
Royalties	236,216	-	-
Exploration	1,798,836	473,830	-
Amortization of finance charges	237,016	-	-
Interest and bank charges	598,488	159,925	-
Foreign exchange loss (gain)	142	(14,166)	(5,802)
Interest and other income	(68,789)	-	(6,966)

	5,066,644	1,952,994	385,149

Loss for the year	(4,934,979)	(2,178,587)	(385,149)

Deficit - Beginning of year	(2,009,792)	(14,429,101)	(14,043,952)

Reduction of stated capital against deficit
(note 11(c))	-	14,597,896	-

Deficit - End of year	(6,944,771)	(2,009,792)	(14,429,101)

Basic and diluted loss per share	(0.25)	(0.16)	(0.04)

Weighted average number of shares
outstanding	19,942,514	13,387,544	9,333,212

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Statements of Operations and Deficit For the years ended April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Cash flows from operating activities
Loss for the year	(4,934,979)	(2,178,587)	(385,149)
Items not affecting cash
Amortization and depletion	785,337	225,593	-
Accretion of interest and amortization of
finance charges	606,163	187,671	-
Stock-based compensation	22,133	128,168	-
Loss on sale of property, plant and
equipment	-	-	30,000
Loss on disposal of subsidiary	-	-	2,724
Write-down of deferred exploration costs	-	-	77,758
Changes in non-cash working capital items
Accounts receivable	(183,118)	(128,520)	(466)
Inventories	(583,290)	-	-
Prepaid expenses	(313,422)	(121,831)	(1,322)
Accounts payable and accrued liabilities	2,498,277	877,937	111,488

	(2,102,899)	(1,009,569)	(164,967)

Cash flows from financing activities
Net proceeds from issuance of capital stock	9,981,917	8,274,369	75,000
Proceeds from issuance of convertible loans	2,500,000
Finance charges	(25,000)	-	-
Payment of notes payable and convertible loans	(3,312,500)	-	-

	9,144,417	8,274,369	75,000

Cash flows from investing activities
Purchase of property, plant and equipment	(857,584)	-	-
Proceeds from sale of subsidiary	-	-	149,988
Deferred exploration costs - net of amortization	-	-	(55,431)
Proceeds from sale of property, plant and equipment	-	-	5,000
Purchase of short-term investments	-	(190,000)	-
Additions to mineral properties	(6,188,717)	(1,556,084)	-
Mine closure bonds	-	(2,043,435)	-

	(7,046,301)	(3,789,519)	99,557

(Decrease) increase in cash and
cash equivalents	(4,783)	3,475,281	9,590

Cash and cash equivalents -
Beginning of year	3,669,390	194,109	184,519

Cash and cash equivalents - End of year	3,664,607	3,669,390	194,109

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

1

Nature of operations and going concern

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) (the company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001. During the year ended April 30, 2003, the company reached commercial production. The continued operations of the company are dependent upon the existence of economically recoverable reserves, the ability of the company to obtain financing as required to sustain the development, and upon future profitable production.

At April 30, 2003, the company had working capital deficiency of $2,372,658. Included in current liabilities are convertible loans of $2,176,622, which are extendable for another year at the company’s option (extended subsequent to year-end (note 9). Subsequent to year-end, the company raised $9.8 million gross proceeds in a private placement (note 20(a)). Management estimates that these funds, together with funds from operations will be sufficient to meet the company’s obligations for the coming year. If necessary the company will raise additional financing to meet its obligations and while the company has been successful in obtaining financing in the past, there can be no assurance that it will be able to do so in the future.

The company’s ability to continue as a going concern is dependent on future financings until the attainment of profitable and cash-generating operations sufficient to sustain the company. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

2

Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The significant measurement differences between these principles and those that would be applied under United States GAAP, as they affect the company are disclosed in note 19.

Principles of consolidation

These financial statements were consolidated to include the accounts of the company and its wholly owned subsidiary, Brimstone Mining Inc., and majority owned subsidiaries, Mayflower Mining Company and West Mayflower Mining Company, until February 26, 2001 at which time the subsidiaries were sold. All material intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

(1)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less.

Short-term investments

Short-term investments represent term deposits with an initial maturity of greater than 90 days. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers. Short-term investments are carried at the lower of cost and market value.

Inventories

Dore bars and gold in process are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site. The company uses a rolling period average cost to value the inventory of gold on hand. Mine operating supplies are valued at average cost less allowance for obsolescence.

Mineral properties and deferred exploration costs

The company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term mine development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves. The capitalized costs are reviewed annually, or more frequently if changes in circumstances warrant, to consider whether the carrying value can be recovered from estimated undiscounted future cash flows. If the carrying value is considered not recoverable on this basis, the company would write down the carrying value to the estimated net recoverable amount, calculated on a non-discounted basis.

Property, plant and equipment

Property, plant and equipment cost are recorded at cost and amortized on a straight-line basis over the following terms:

Mine and mill equipment	10 years
Computer equipment	3 years
Vehicles	5 years

Reclamation and site restoration liabilities

Ongoing reclamation and site restoration costs are charged to operations in the year incurred. Post-closure costs for reclamation and site restoration are estimated based on current federal and provincial regulatory requirements.

(2)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effects of changes in estimated costs, which could be material, are recognized on a prospective basis.

Revenue recognition

The company sells its gold bullion in the spot market. Revenue is recognized on title transfer of the gold to purchasers which occurs when the gold is received by the purchaser. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

Foreign currency translation

The company generally seeks to sell its gold in Canadian dollars. To the extent these transactions are denominated in foreign currencies, they are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in earnings.

Stock-based compensation

The company has a stock option plan as described in note 12. Effective May 1, 2002, the company adopted the new accounting standard for stock-based compensation. The standard sets out a fair value approach that is required for certain, but not all, stock-based transactions. The company has elected not to follow the fair value method of accounting for stock options granted to directors and employees, and, as permitted under the standard, no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of grant. Consideration paid on exercise of stock options is credited to capital stock.

Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the grant date.

Income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Earnings (loss) per share

The company follows the “treasury stock” method in the calculation of diluted earnings per share and requires the presentation of both basic and diluted earnings per share on the face of the statement of operations and deficit regardless of the materiality of the difference between them.

(3)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

3

Acquisition of mineral properties and property, plant and equipment

On December 14, 2001, the company acquired various mining properties and mining assets located in and around Kirkland Lake, Ontario. These assets included five contiguous gold mining properties known as the Macassa, Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Lake Gold properties and all plant and equipment located on the properties at the date of the purchase agreement. All of the mining properties were previously operating gold mines, the last of which suspended operations indefinitely in June of 1999. The mine had been allowed to flood to near surface by the vendor prior to the sale.
The terms of the acquisition were:

	a)	Cash payments aggregating $5 million, with $2 million paid in June 2002 and $1 million to be paid on each of December 2002 (paid), June 2003 (paid) and December 2003 (note 8).

b)
A net smelter royalty granted to the vendor which is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due, if any, is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million. During the year ended April 30, 2003, royalties under this agreement amounted to $233,216 (2002 - $nil).

	c)	Assumption of all existing environmental and rehabilitation costs of the mining properties, including the assumption of mining closure bonds previously posted by the vendor and aggregating $2,043,435.

	d)	The payment of certain care and maintenance costs incurred by the vendor from the time of the agreement to the closing date of December 14, 2001.

The properties acquired comprise an aggregate of 224 patented and unpatented mining claims and crown leases. Some of the mining interests are subject to royalty interests payable to parties other than the vendor. These royalty interests differ depending on the claim, and range from net smelter royalties of 1% to 2%, production royalties of $0.10 to $4.00 per ton of ore mined or net profit royalties from 2% to 5%, while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%. During the year ended April 30, 2003, these royalties amounted to $3,000 (2002 - $nil).

(4)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The purchase consideration has been recorded as follows:

$

Consideration paid
Present value of $5 million cash payments due from
June 2002 to December 2003 discounted at 10%	4,453,699
Cash provided to secure mine closure bonds	2,043,435
Closing adjustments and other direct costs	314,389
Total	6,811,523

Assets acquired and liabilities assumed
Mine closure bonds	2,043,435
Property, plant and equipment	6,015,849
Mineral properties	795,674
Provision for reclamation and site restoration	(2,043,435)
Total	6,811,523

4

Short-term investments

The company’s short-term investment is held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage.

5	Inventories

	2003	2002
	$	$
Mine operating supplies	74,802	-
Gold in process	508,488	-

	583,290	-

(5)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

6	Mineral properties The company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario (note 3).

		2003	2002
		$	$
	Balance - Beginning of year	2,037,369	-
	Acquisition costs	-	795,674
	Rehabilitation and development costs	6,188,717	1,241,695
	Depletion	(108,591)	-

	Balance - End of year	8,117,495	2,037,369

		2003	2002
		$	$
	Acquisition allocation (note 3)	795,674	795,674
	Underground development	4,412,246	528,991
	Underground pumping	1,917,522	508,657
	Mill and surface facilities rehabilitation	149,371	204,047
	Lakeshore underground access ramp	842,682	-

		8,117,495	2,037,369

7	Property, plant and equipment

			2003

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	115,359	29,040	86,319
Mine and mill equipment	6,712,710	865,971	5,846,739
Vehicles	45,364	7,328	38,036

	6,873,433	902,339	5,971,094

			2002

		Accumulated
	Cost	amortization	Net
	$	$	$

Mine and mill equipment	6,015,849	225,593	5,790,256

(6)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Notes payable

The company signed notes payable in connection with the acquisition of the mining properties and mining assets in Kirkland Lake, Ontario (note 3(a)). The notes are non-interest bearing and are repayable on the following dates:

	Principal	2003	2002
	$	$	$
June 11, 2002	1,000,000	-	988,494
June 14, 2002	1,000,000	-	987,671
December 13, 2002	1,000,000	-	938,356
June 11, 2003	1,000,000	988,493	888,494
December 13, 2003	1,000,000	938,356	838,355

		1,926,849	4,641,370
Less: Current portion		1,926,849	2,914,521

		-	1,726,849

The non-interest bearing notes have been discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the company.

		2003	2002
		$	$
	Balance - Beginning of year	4,641,370	-
	Acquisition (note 3)	-	4,453,699
	Accretion of interest	285,479	187,671
	Less: Payments	(3,000,000)

	Balance - End of year	1,926,849	4,641,370

Convertible loans

On June 11, 2002, the company completed loan financing of $2,500,000. The loans have a term of one year, which can be extended for one year at the company’s option (extended subsequent to year end), and bear interest at the rate of 10% per year.

The principal amount of the loans are convertible at the lenders’ option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the company’s shares. Each special warrant, including those issued as a bonus, is exercisable, without further consideration, to acquire one common share of the company. If the loans are converted or repaid before the first anniversary date, the lenders shall receive one year’s worth of interest (excluding interest converted into shares) on the original loan amounts.

(7)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The company has determined the value of the equity conversion feature of the convertible loans to be $94,546 using the Black-Scholes option pricing model. The remainder of $2,405,454 has been classified as debt.

During the year ended April 30, 2003, the company redeemed part of the convertible loans with a face value of $312,500.

As a result of the redemption of $11,818 of the value of the equity conversion feature of the convertible loans was transferred to contributed surplus leaving a balance of $82,728 as the equity component of convertible loans.

The lenders received an aggregate of 125,000 special warrants exercisable at deemed value of $2.05 for 10 years, as a bonus for making the loans, which were recorded as finance charges at an estimated fair value of $218,266.

At the company’s option, the maturity date of the loans may be extended for one year by the issuance to the lenders of special warrants convertible into 125,000 common shares of the company (reduced to 109,375 special warrants upon the partial redemption of convertible loans noted above). The special warrants, if issued, will be subject to a four month hold period from issuance of such special warrants.

The company paid a finder’s fee of $25,000 on closing of the financing, which, together with the recorded fair value of the 125,000 special warrants of $218,266, has been deferred and is being amortized over the initial term of the debt. A summary of deferred finance charges incurred and amortization during the year is shown below:

		2003	2002
		$	$
	Balance - Beginning of year	-	-
	Finance charges incurred	243,266	-
	Less: Amortization	(237,016)	-

	Balance - End of year	6,250	-

Provision for reclamation and site restoration

The company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with the Macassa and the Lake Shore properties. The estimated total costs of reclamation and site restoration are $2,043,435 and financial assurance has been provided to the MNDM by way of mine closure bonds. The remaining properties will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval, the cost of which is not yet determinable, but which management does not believe to be significant on the basis of current legislation. The company recorded the estimated costs of reclamation and site restoration of $2,043,435 at the time of acquisition of the properties.

(8)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

11	Capital stock

		Number	Amount
		of shares	$

	Balance - April 30, 2000	9,309,239	14,470,449
	Exercise of warrants (note 13)	250,000	75,000

	Balance - April 30, 2001	9,559,239	14,545,449
	Exercise of options (note 12)	7,500	10,125
	Exercise of warrants (note 13)	2,011,765	618,236
	Common shares issued for cash (a) and (b)	6,400,000	8,320,000
	Share proceeds allocated to warrants (a) and (b)	-	(1,044,040)
	Share issuance costs	-	(673,992)
	Reduction of stated capital (c)	-	(14,597,896)

	Balance - April 30, 2002	17,978,504	7,177,882
	Exercise of options (note 12)	97,500	184,721
	Exercise of warrants (note 13)	2,375,162	4,270,874
	Private placements (d) and (e)	3,625,000	7,075,000
	Share issuance costs	-	(950,895)

	Balance - April 30, 2003	24,076,166	17,757,582

a)
On December 12 and 14, 2001, the company issued 400,000 flow-through common shares at $1.30 per share and 4,500,000 units at a price of $1.30 per unit for gross proceeds of $6,370,000. Each unit was comprised of one (non-flow-through) common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase a further (non-flow-through) common share for a period of 24 months at a price of $1.55 per share. The agent was issued warrants which entitle the agent to purchase 490,000 shares for a period of 24 months at a price of $1.30 per share. The company incurred commissions, fees and legal costs totalling $565,582 in connection with these share issuances. The share purchase warrants issued as part of these private placement units have been recorded at a fair value of $805,223.

b)
On March 5, 2002, the company issued 1,500,000 units at a price of $1.30 per unit for gross proceeds of $1,950,000. Each unit is comprised of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase a further common share for a period of 24 months at a price of $1.60 per share. The company incurred commissions, fees and legal costs totalling $108,410 in connection with this share issuance. The share purchase warrants issued as part of these private placement units have been recorded at a fair value of $238,817.

c)	At the company’s annual general meeting, held on October 17, 2001, shareholders approved a reduction of stated capital of $14,597,896.

(9)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

	d)	On June 21, 2002, the company closed a brokered private placement of 1,000,000 shares at a price of $2.35 per share for gross proceeds of $2,350,000. The agent also received a compensation option to purchase 100,000 common shares for a period of 24 months at a price of $2.35 per share. The company incurred commissions, fees and legal costs totalling $169,851 in connection with this placement. The agent’s options have been recorded at a fair value of $81,276.

	e)	On December 30, 2002, the company closed a brokered private placement of 2,625,000 shares at a price of $1.80 per share for gross proceeds of $4,725,000. The agent also received 393,750 warrants exercisable at $2.05 until June 30, 2004 as compensation for the placement. The company incurred commissions, fees and legal costs totalling $465,834 in connection with this placement. The agent’s warrants have been recorded at a fair value of $233,935.

Options

The company has adopted a stock option plan. The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company to acquire up to 2,000,000 common shares.

The plan provides that the exercise price of an option granted under the plan shall not be less than the market price at the time of granting the option. Options have a maximum term of 10 years and terminate on the 90th day after the optionee ceased to be any of a director, officer, consultant or employee; on the 30th day after the optionee ceased to be an employee or consultant if the optionee was engaged in providing investor relations services for the company; or the earlier of the 90th day and the third month after the optionee ceased to be an employee or officer if the optionee is subject to the tax laws of the United States of America.

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of five years.

The change in stock options issued during the years ended April 30 is as follows:

		2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$
Options outstanding - Beginning
of year	1,173,000	1.34	350,000	1.10	-	-
Granted	679,500	2.20	830,500	1.44	350,000	1.10
Exercised	(97,500)	1.57	(7,500)	1.35	-	-
Forfeited	(20,000)	1.85	-	-	-	-

Options outstanding - End of year	1,735,000	1.65	1,173,000	1.34	350,000	1.10

Options exercisable - End of year	1,077,500	1.36	882,500	1.25	-	-

(10)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at April 30, 2003:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
Exercise	Options	Options	remaining	remaining
price	outstanding	exercisable	life	life
$			(years)	(years)
1.10	350,000	350,000	2.91	2.91
1.35	545,500	545,500	3.46	3.46
1.60	160,000	80,000	3.95	3.95
2.05	75,000	75,000	4.06	4.06
2.20	569,500	-	4.70	-
2.45	35,000	27,000	4.11	4.11

1.10 - 2.45	1,735,000	1,077,500	3.84	3.38

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic method, no compensation expense has been recognized on the employee stock option in the statements of operations. If compensation expense for all grants under the employee stock option plan had been determined by the fair value method, net income and earnings per share would have been as follows:

2003
$
Loss for the year
As reported	(4,934,979)
Pro forma	(5,096,965)

Basic and diluted loss per share
As reported	(0.25)
Pro forma	(0.26)

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

2003

Expected life of options	5 years
Risk-free interest rate	3 - 5%
Expected stock price volatility	70%
Expected dividend yield	-
Weighted-average fair value of options	$2.18

(11)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock option.

During the year ended April 30, 2003, the fair value recorded for stock options granted to non-employees for consulting services is $22,133. The fair value of these options is estimated using the Black-Scholes option pricing model.

The value ascribed to unexercised options recorded as a component of equity is as follows:

		2003	2002
		$	$

	Balance - Beginning of year	128,168	-
	Options granted to non-employees	22,133	128,168
	Exercise of options	(31,747)	-
	Options forfeited	(6,192)	-

	Balance - End of year	112,362	128,168

13	Warrants The changes in warrants outstanding are as follows:

		2003		2002		2001

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Warrants outstanding - Beginning
of year	3,478,235	1.53	2,000,000	0.30	2,250,000	0.30
Granted	618,750	2.10	3,490,000	1.53	-	-
Exercised	(2,375,162)	1.43	(2,011,765)	0.31	(250,000)	0.30

Warrants outstanding - End
of year	1,721,823	1.63	3,478,235	1.53	2,000,000	0.30

(12)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2003	2002
	$	$

Balance - Beginning of year	1,044,040	-
Unit proceeds allocated to warrants	-	1,044,040
Agents warrants issued in private placements	315,211	-
Bonus warrants on issuance of convertible loans	218,266	-
Exercise of warrants	(881,247)	-

Balance - End of year	696,270	1,044,040

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and notes payable. At April 30, 2003, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

15	Related party transactions The following related party transactions occurred during the year:

	a)	The company paid office facilities and administration services in the amount of $49,500 (2002 - $47,000; 2001 - $42,000) to a company related by directors in common.

b)
At January 31, 2003, accounts payable included $nil (April 30, 2002 - $3,953) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

(13)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

16	Income taxes

a)
Income taxes expenses vary from the amount that would be computed by applying the combined federal and provincial income tax rate of 37.9% (2002 - 39.6%; 2001- 44.6%) to loss before income tax recovery as follows:

		2003	2002	2001
		$	$	$

	Loss before income taxes recovery	(4,934,979)	(2,178,587)	(385,149)

	Expected income taxes recovery	(1,870,357)	(862,720)	(171,776)
	Differences in foreign tax rates	-	-	8,786
	Losses for which an income tax
	benefit has not recognized	1,472,291	862,720	162,990
	Resource allowance and
	non-deductible items	398,066	-	-

	Actual income taxes (recovery)	-	-	-

b)
Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the company’s future tax assets are as follows:

	2003	2002	2001
	$	$	$

Net operating loss carry-forwards	1,040,125	1,105,309	426,622
Mineral properties	1,845,256	234,886	503,812
Property, plant and equipment	269,879	(253,958)	-
Share issuance costs	361,076	191,952	-

	3,516,336	1,278,189	930,434
Less: Valuation allowance	(3,516,336)	(1,278,189)	(930,434)

Net future tax assets	-	-	-

(14)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

c)	The company has non-capital losses, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

$

2004	102,271
2005	58,882
2006	162,661
2007	123,249
2008	412,780
2009	916,624
2010	1,676,802

3,453,269

17

Segmented information

The company has one operating segment consisting of a mining and mill operation located in Kirkland Lake, Canada. During the years ended April 30, 2003 and 2002, all of the company’s capital assets, revenues earned and operations were in Canada.

18	Supplemental cash flow information Cash and cash equivalents are comprised of:

	2003	2002
	$	$

Cash	3,664,607	919,266
Short-term investments with maturities less than 90 days	-	2,750,124

	3,664,607	3,669,390

During the years ended April 30, 2003, 2002 and 2001, the company conducted non-cash financing and investing activities as follows:

	2003	2002	2001
	$	$	$

Mineral property, plant and equipment
acquired under note payable	-	4,453,699	-
Warrants issued as share issuance costs	312,500	1,044,040	-
Warrants issued as finance charges for loan	218,266	-	-
Stock-based compensation	22,133	128,168	-

(15)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

19

Material differences between Canadian and United States GAAP

The financial statements of the company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2003	2002	2001
	$	$	$

Loss for the year
Loss for the year following Canadian GAAP	(4,934,979)	(2,178,587)	(385,149)
Adjustments and writedown of mineral
properties (a)	-	-	70,000
Accretion of convertible loan (b)	83,668	-	-

Loss for the year following U.S. GAAP	(4,851,311)	(2,178,587)	(315,149)

Basic and diluted loss per share following
U.S. GAAP	(0.24)	(0.16)	(0.03)

Convertible loans
Convertible loans following Canadian GAAP	2,176,622	-	-
Equity component of convertible loan (b)	94,546	-	-
Accretion of convertible loan (b)	(83,668)	-	-

Convertible loans following U.S. GAAP	2,187,500	-	-

Shareholders’ Equity
Shareholders’ equity following
Canadian GAAP	11,722,181	6,340,298	116,348
Equity component of convertible loan (b)	(94,546)	-	-
Accretion of convertible loan (b)	83,668	-	-

Shareholders’ equity following U.S. GAAP	11,711,303	6,340,298	116,348

Cash Flows
Cash flows from operating activities
Following Canadian GAAP	(2,102,899)	(1,009,569)	(164,967)
Exploration expenditures (a)	-	-	(55,431)

Following U.S. GAAP	(2,102,899)	(1,009,569)	(220,398)

Cash flows from financing activities
Following Canadian and U.S. GAAP	9,144,417	8,274,369	75,000

Cash flows from investing activities
Following Canadian GAAP	(7,046,301)	(3,789,519)	99,557
Exploration expenditures (a)	-	-	55,431

Following U.S. GAAP	(7,046,301)	(3,789,519)	154,988

(16)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

Mineral properties

The company expenses exploration costs as incurred relating to unproven mineral properties under both Canadian and U.S. GAAP. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are assessed, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties are written down to fair value on a discounted cash flow basis.

b)

Convertible loans

The company issued convertible loans (note 9). Under Canadian GAAP, the fair value of the equity conversion feature of $94,546 is recorded as a component of shareholders’ equity. The carrying amount of the loans are accreted to face value over the initial term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed. During the year ended April 30, 2003, accretion expense of $83,668 was reversed for U.S. GAAP.

c)

Reduction of stated capital

Canadian GAAP allows for the deficit of a company to be offset against the recorded amount of share capital upon approval of the shareholders such as the reduction of $14,597,866 approved by the shareholders on October 17, 2001. U.S. GAAP does not generally allow such an offset to be given accounting recognition. Accordingly, under U.S. GAAP, the amounts recorded for each of share capital and deficit would be increased by $14,597,896 to eliminate the reductions recorded by the company under Canadian GAAP.

d)

Flow-through shares

Under Canadian tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures under the Canadian income tax act and to renounce the related income tax deductions to the investors who acquire the shares.

(17)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

Under Canadian GAAP, the company has accounted for the issue of flow-through shares as follows:

i)
At the time of issue the funds received are recorded as share capital. Once the qualifying expenditures are renounced the share capital is reduced by the amounts of the tax benefits renounced to the investors, calculated at the company’s effective tax rate for the period.

ii)
Under U.S. GAAP, the premium or discount to the market-trading price of the shares, if any, related to the flow-though feature should be accounted for separately. At the time the qualifying expenditures are made, the related premium or discount is reversed and offset against the tax provision and the deferred tax liability is adjusted by a like amount.

e)

Impact of Recently Issued Accounting Standards

The FASB has issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective for years beginning on or after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143.

The CICA has issued CICA 3110, “Asset Retirement Obligations”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company is analyzing the impact of this new standard.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets” which is effective for years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard on May 1, 2004.

(18)

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) Notes to Financial Statements April 30, 2003, 2002 and 2001

(expressed in Canadian dollars)

20	Subsequent events

a)
On August 8, 2003, the company closed the first of two tranches of a private placement of 3,755,000 units. In the first tranche, the company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400. On August 26, 2003, the company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $3.00 per share.

b)
On August 11, 2003, the company completed loan financing, convertible at the lender’s option, pursuant to which it borrowed $1,000,000 with interest at 10% per year, maturing February 11, 2005. Under the terms of the loan, the principal is convertible into common shares of the company at the rate of $4.00 per share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per share or the 10 day weighted volume average trading price at the time of conversion. The lender was issued a bonus of 75,000 common shares for making the loan. The loan may be extended by 18 months by the issuance of 75,000 common shares to the lenders.

c)
On November 14, 2003, the company completed a flow-through private placement financing of 1,925,000 common shares at $4.00 per share to raise gross proceeds of $7,700,000. The company paid the agents a fee of 5% of the proceeds and also issued compensation warrants to purchase 96,250 shares exercisable for a period of two years at a price of $3.60 per share.

d)
On December 2, 2003, the company closed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months at a price of $4.40 per share. Two family trusts, the beneficiaries of which are the spouse and sister of the company’s chairman, subscribed for over 50% of the placement.

(19)