Form 20-F/A
period 2003-04-30
KIRKLAND LAKE GOLD INC
filed 2004-02-03
CIK 1104440

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/a	PAGE 1 OF 63 PAGES. THE EXHIBIT INDEX APPEARS ON PAGE NUMBER 58.

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

Except as noted, the information set forth herein is as of November 30, 2003. This Form 20-F/A (Annual Report) dated January 14, 2004 replaces and supersedes the Corporation’s Form 20-F (Annual Report) dated January 14, 2004 which inadvertently did not contain the Independent Auditor’s Report of the Corporation’s former auditors, Davidson & Company, dated July 6, 2001 at page number FA4.

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

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders
of Kirkland Lake Gold Inc.
(formerly Foxpoint Resources Ltd.)

We have audited the statements of operations and cash flows of Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) for the year ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended April 30, 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

July 6, 2001
(except as to Note 19 which
is as of November 25, 2002)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following theopinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt onthe Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.Our report to the shareholders dated July 6, 2001 (except as to Note 19 which is as of November 25, 2002) isexpressed in accordance with Canadian reporting standards which do not permit a reference to such events andconditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

July 6, 2001
(except as to Note 19 which
is as of November 25, 2002)

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

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