Form 20-F
period 2004-04-30
KIRKLAND LAKE GOLD INC
filed 2006-08-14
CIK 1104440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

[           ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______

COMMISSION FILE NUMBER: 000-49919

KIRKLAND LAKE GOLD INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Highway 66, Kirkland Lake, Ontario, Canada
(Address of principal executive offices)

Securities registered or to be registered	N/A	N/A
pursuant to section 12(b) of the Act:	(Title of each Class)	(Name of each exchange on which registered)

Securities registered or to be registered	Common Shares
pursuant to Section 12(g) of the Act:	(Title of Class)

Securities for which there is a reporting	N/A
obligation pursuant to Section 15(d) of the Act:	(Title of Class)

Indicate the number of outstanding common shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.	Common Shares: 36,479,606

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [           ] No [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [           ] No [ x ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Securities Exchange Act of 1934.
Large Accelerated Filer [           ]    Accelerated Filer [ x ]    Non-accelerated Filer [           ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ x ] Item 18 [           ]

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934.
Yes [           ] No [ x ]

GENERAL

All references herein to the “Corporation” mean Kirkland Lake Gold Inc.

The Corporation uses the Canadian dollar as its reporting currency. All references herein to “dollars” or “$” or “Cdn$” means Canadian dollars, unless otherwise indicated. See Item 3 “Key Information – Selected Financial Data – Currency and Exchange Rates” for detailed currency conversion information.

Except as noted, the information set forth herein is as of June 30, 2006.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements that constitute ‘forward-looking statements’. Forward looking statements are statements which include the words ‘believes’, ‘anticipates’, ‘intends’, ‘expects’, ‘estimates’, ‘projects’ and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in Item 3 “Risk Factors.” The statements contained in Item 4 “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

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

GLOSSARY OF TERMS USED HEREIN

Certain terms used herein are defined as follows:

Term	Definition
advance royalty	A form of royalty where the payment is made before the commencement of commercial production and which forms a credit against future royalty payments once commercial production begins.
alkalic	Containing one of sodium or potassium.
alkali-feldspar	Potassic or sodium feldspar.
alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.
Archaean	An era in geologic time about 3.8 billion to 2.5 billion years ago during which the Earth’s crust solidified.
augite	A mineral consisting of calcium magnesium iron aluminium silicate.
batholith

A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

Term	Definition
breccia	Rock consisting of angular fragments in a matrix of finer-grained cementing material.
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

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.
diabase	A common basic igneous rock usually occurring in dykes or sills.
diamond drill(ing)

A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

doré	The final saleable product of a gold mine. Usually a bar consisting of gold and silver.
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.
fault

A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other; faults may extend many kilometres, or be only a few centimetres in length; similarly, the movement or displacement along the fault may vary widely.

feldspar	A group of rock-forming minerals.
felsic	The term used to describe light-coloured rocks containing feldspar, feldpathoids and silica.
fluvial	Sedimentary material found in river beds.
footwall	The wall or rock on the underside of a vein or ore structure.
fracture

A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A ‘cross fracture’ is a minor break extending at more- or-less right angles to the direction of the principal fractures.

free-milling [gold]

Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80%, without prohibitively high reagent consumption. The highest level of free- milling ore is that from which the gold can be separated by a gravity process.

Term	Definition
fuchsite	A mica with a characteristic (emerald) green colour arising from the presence of chrome or vanadium.
gangue	Worthless minerals in an ore deposit.
geotechnical	Using geology and geological engineering.
gneiss	A coarsely crystalline metamorphic rock that looks like granite except that the light and dark minerals are segregated into thin layers or lenses.
granite	A course-grained (intrusive) ingenious rock consisting of quartz, feldspar and mica.
granitoid	Rocks which are in the family of granites.
greenstone	Volcanic rocks forming ‘belts’ within intrusive or sedimentary rocks and which are the source of most metal deposits.
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
hectare	A square of 100 metres on each side.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
komatiitic	A volcanic rock containing a high concentration of magnesium and generally a low concentration of silica.
lithofacies	An association of several sedimentary rocks laid down during a common geologic time period.
lithological	The nature and composition of rocks.
mafic	Igneous rocks composed mostly of dark iron and magnesium rich minerals.
massive	Solid (without fractures) wide (thick) rock unit.
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.
meta-sedimentary	Metamorphosed sedimentary rocks.
meta-volcanic	Metamorphosed volcanic rocks.
mill

1)      A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2)      A piece of milling equipment consisting of a revolving drum, for the fine-
         grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
modal	The most frequent value of a set of data.
molybdenite	Molybdenum sulphide (MoS2); which is the main ore in which molybdenum is found; often found in granitic rocks

Term	Definition
net smelter royalty

A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

non-refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
ortho-gneisses	Gneisses (rocks) which have metamorphosed from granites.
orthoclase	Feldspar - potassic.
para-gneisses	Schists (rocks) which have metamorphosed from sedimentary rocks.
pillowed	Volcanic rocks that have formed from the bulbous cooling of magma when cooled quickly in water.
placer	An alluvial deposit of sand and gravel containing valuable metals such as gold, tin, etc.
plagioclase	Feldspar which has had calcium and aluminium substituted for sodium and silica.
plugs	A common name for a small offshoot from a larger batholith.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
pluton	Body of rock exposed after solidification at great depth.
polyphase	Having multiple phases.
porphyry	Any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass.
proto-continent	The earliest crust forming event in the Earth’s geological history and which is a predecessor to the current continent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
reserve

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a ‘Mineral Reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Term	Definition

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

As used herein, “reserves” are as defined in National Instrument 43-101 and do not include resources.

resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators defines a ‘Mineral Resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource

Term	Definition

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

As used herein, “resources” are as defined in National Instrument 43-101 and do not include reserves.

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

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic

Term	Definition
structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
telluride	A mineral associated with gold that contains tellurium.
tholeiitic

Volcanic rock with higher silica and lower sodium, potassium and magnesium content relative to alkaline magma types of volcanic rocks and considered to be related to each other by crystal fractionation processes (such as basalt or andesite containing augites or pigeonite).

tonalitic	Intrusive igneous rock with plagioclase feldspar, hornblende (an amphibole mineral), biotite (a platy magnesium-iron mica common in igneous rock) and greater than 10% quartz.
trondjhemite	A sodic, siliceous rock containing feldspar and quartz.
tuff	A rock formed of compacted volcanic fragments.
turbidite	Submarine landslides along a continental slope containing large masses of sediment.
ultramafic	Igneous rock which are very high in mafic minerals, that is, containing virtually no quartz or feldspar and composed essentially of iron-magnesium silicates and metallic oxides.
uncomformably	Not having the same direction of stratification due to the erosion or folding over of younger rocks.
unconformity	A surface of erosion that separates younger rocks from older rocks.
uncut (and cut)	See ‘cut (and uncut)’.
vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
volcanics	Volcanically formed rocks.
winze	An internal shaft.

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Function
D. Harry W. Dobson c/o Rambler Metals & Mining Plc 33 St. James's Square London SW1Y 4JS United Kingdom	Chairman of the Board of Directors
Brian A. Hinchcliffe c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	President, Chief Executive Officer and Director
Robert G. Rodrigue c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Financial Officer
John S. Thomson Millhill House Inchture, Perthshire PH14 9SN United Kingdom	Executive Vice-President
Sandra Lee c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Corporate Secretary
Michael W. Sutton c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Geologist & Assistant General Manager
Duncan K. Middlemiss c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Engineering & Production Manager
Raymond A. Belecque c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	General Manager
Brian E. Bayley c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Director

Name and Business Address	Function
S. Paul Kostuik Suite 601, 2288 Bellevue Avenue West Vancouver, British Columbia V7V 1C6 Canada	Director
George A. Milton Feorus West, Kenmare Kerry, Ireland	Director

B.           ADVISERS

Not Applicable

C.           AUDITOR

The names and addresses of the Corporation’s auditor for the three preceding fiscal years and the auditor’s membership in its governing professional body are:

Name and Address	Governing Professional Body
PricewaterhouseCoopers LLP 250 Howe Street Vancouver, British Columbia V6C 3S7 Canada	Institute of Chartered Accountants of British Columbia

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the five fiscal years ended April 30, 2004, 2003, 2002, 2001 and 2000. This information should be read in conjunction with the financial statements for the three most recent fiscal years included elsewhere in this document.

The Corporation’s 2004, 2003 and 2002 annual financial statements have been audited by its current independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants, and the 2001 and 2000 annual financial statements have been audited by its former independent auditor, Davidson & Company, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 19 to the 2004 annual financial statements provides a description of the principal measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to the Corporation and reconciliation to US GAAP of the Corporation’s financial statements.

All information provided herein is in Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN THE CORPORATION’S FINANCIAL STATEMENTS

	Years ended April 30th (Cdn$)
	2004	2003	2002	2001	2000
OPERATING DATA
Mining Revenue	9,807,106	11,704,639	0	0	0
Operating Costs	25,045,418	10,787,637	0	0	0
Net Income (Loss) Canadian GAAP US GAAP	(22,616,158) (22,514,851)	(4,934,979) (4,851,311)	(2,178,587) (2,178,587)	(385,149) (315,149)	(1,270,889) (1,115,889)
Basic and Diluted Earnings (Loss) per Common Share(1) Canadian GAAP US GAAP	(0.76) (0.76)	(0.25) (0.24)	(0.16) (0.16)	(0.04) (0.03)	(0.56) (0.49)

As at April 30th (Cdn$)
	2004	2003	2002	2001	2000
BALANCE SHEET DATA
Working Capital (Deficiency) Canadian GAAP US GAAP	3,633,306 (1,431,735)	(2,372,658) (2,383,536)	239,522 239,522	116, 348 116, 348	179,199 179,199
Total Assets Canadian GAAP US GAAP	40,530,110 40,530,110	21,333,559 21,333,559	13,991,298 13,991,298	204,605 204,605	440,525 370,525
Total Liabilities Canadian GAAP US GAAP	12,690,473 12,789,155	9,611,378 9,622,256	7,651,000 7,651,000	88,257 88,257	14,028 14,028
Shareholders Equity (Deficiency) Canadian GAAP US GAAP	27,839,637 27,740,955	11,722,181 11,711,303	6,340,298 6,340,298	116,348 116,348	426,497 356,497
Common Shares Number Dollar Amount	36,479,606 51,956,501	24,076,166 17,757,582	17,978,504 7,177,882	9,559,239 14,545,449(2)	9,309,239 14,470,449(2)
Dividends Declared per Common Share	0	0	0	0	0

(1)	The net loss per Common Share amounts are the same on both a basic and a diluted basis.

(2)	Prior to the Corporation’s stated capital adjustment in fiscal 2002.

Currency and Exchange Rates

The following table sets out the average of the month-end exchange rates for one United States dollar (“US$”), expressed in terms of one Canadian dollar (“$” or “Cdn$”), during the following fiscal years.

Number of Canadian Dollars equal to US $1.00 Fiscal year Ended April 30th
2006	2005	2004	2003	2002	2001	2000
1.1769	1.2640	1.3439	1.5335	1.5698	1.5127	1.4707

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2006
June	1.1241	1.1001
May	1.1232	1.0989
April	1.1718	1.1203
March	1.1722	1.1320
February	1.1577	1.1379
January	1.1726	1.1436

The noon rate of exchange on June 30, 2006 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$ 1.1003.

Exchange rates are based upon the noon buying rate for foreign currencies posted by the Federal Reserve Bank of New York on its website.

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.           RISK FACTORS

The securities of the Corporation are highly speculative and subject to a number of risks. These risks might impede or prevent the Corporation successfully exploring for and developing further gold resources and reserves, developing its mining operations and carrying out, on a profitable basis, its planned mining activities (collectively “business objectives”).

A prospective investor should not consider an investment in the Corporation unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with the Corporation’s business and securities include:

The Corporation is experiencing Negative Cash Flow

The success of the Corporation’s business depends upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. The Corporation currently has limited revenue from operations and is experiencing negative cash flow. Accordingly, the Corporation must occasionally rely on additional funds presently available to it which have been raised through the sale of equity and debt capital. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended. If the Corporation cannot increase its cash flow and become profitable it will be unable to sustain its business and it will fail to achieve its business objectives.

The notes to the Corporation’s financial statements also discuss such issues and should be read in conjunction with the foregoing.

The Corporation has a Very Limited History of Operations

The Corporation has a very limited history of, and is in the early stages of restarting, production from its mining properties. In restarting such operations, the Corporation has experienced higher costs and lower revenues than budgeted and delays which were not expected. The Corporation must also locate and retain qualified personnel to operate its mining operations which it is finding to be difficult, but not impossible. Further adverse changes or continued adverse circumstances in any one of such factors or the failure to locate and retain such personnel will delay or possibly prevent the Corporation meeting its business objectives.

The Mining Industry is Speculative and of a Very High Risk Nature

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

The Corporation’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations. This might result in the Corporation not meeting its business objectives.

The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Brian A. Hinchcliffe (President and Chief Executive Officer), Robert G. Rodrigue (Chief Financial Officer), John S. Thomson (Executive Vice-President), Michael W. Sutton (Chief Geologist and Assistant General Manager), Duncan K. Middlemiss (Engineering & Production Manager) and Raymond A. Belecque (General Manager). The Corporation does not maintain life insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

The Corporation might have Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Corporation’s business. This would have a negative affect on the Corporation’s business and results of operation which might result in the Corporation not meeting its business objectives.

The Corporation’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

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

There is Uncertainty of the Nature and Amount of the Corporation’s Gold Resources and Reserves

While the Corporation has carried out, and will carry out on an annual basis, estimates of its mineral resources and reserves and has had such estimates independently reviewed, this should not be construed as a guarantee that such estimates are accurate. Furthermore, the historical gold production from the Corporation’s mining properties is no assurance they will contain deposits of gold greater than those currently estimated to exist by the Corporation. If such estimates prove to be materially overstated, that would have a material and adverse effect on the Corporation’s business and results of operations as the Corporation would be unable to maintain its mining operations for the length of time presently contemplated.

The Corporation will Experience Uncertainty in Marketing the Gold which it has Mined

The Corporation’s revenues are mainly derived from the mining and sale of gold. The price of gold fluctuates and is affected by numerous factors beyond the Corporation’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.

The Corporation’s Activities will be subject to Fluctuating Foreign Currency Exchange Rates

The Corporation sells the gold it produces, raises its equity and maintains its accounts in Canadian dollars. Because the world gold market is principally priced in English pounds and United States dollars, a substantial increase in the value of the Canadian dollar against either of those currencies would adversely affect the Corporation’s revenue and net income, if any. The Corporation does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

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

The Corporation’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including:

(a) the federal government of Canada
          - Canada Customs and Revenue Agency (taxation)
          - Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
          - Natural Resources Canada (land use and conservation)

(b) the government of Ontario
          - MNDM (mineral tenure, development and use)
          - Ministry of Natural Resources (land use and conservation)
          - Ministry of the Environment (environmental protection)
          - Ministry of Finance (taxation)
          - Ministry of Labour (labour rights and relations)

(c) the town of Kirkland Lake, Ontario
          - tax assessment
          - building permitting
          - business licensing

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

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

The Corporation has posted, in accordance with mine closure plans filed with the MNDM, bonds totalling $2,043,435 to secure the costs of rehabilitating the Macassa Mine and the non-operating Lake Shore Mine. Failure to comply with the Corporation’s mine closure plans would result in the loss of some or all of such bonds. In addition, it is possible that such bonds are insufficient to secure all of the reclamation costs for which the Corporation will be liable.

There is a Limited Market for the Corporation’s Securities in the United States of America

The Corporation’s securities are not listed on any stock exchange in the United States of America and there is only a limited over-the-counter market in the United States for the Common Shares. Accordingly, investors might need to rely on Canadian equity markets to trade in the Corporation’s securities. Such markets might not have the liquidity found in markets in the United States resulting in investors being unable to dispose of the Corporation’s securities.

The Common Shares have only recently ceased to be a ‘Penny Stock’

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

(c)	the number of Common Shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

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

At the present market prices the Common Shares have recently ceased to fall within the definition of a penny stock. Should the market price for the Common Shares fall under US$ 5.00 the Common Shares will again be a penny stock and United States broker-dealers trading in the Common Shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers will refuse to attempt to sell penny stock and, as a result, shareholders and their broker-dealers in the United States might find it more difficult to sell Common Shares in the United States.

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

ITEM 4           INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Incorporation and Offices

The Corporation was incorporated under the Company Act (British Columbia) on June 29, 1983 under the name ‘Goldpac Investments Ltd.’. Effective April 22, 1988, the Corporation and Tectono Resources Ltd. amalgamated to become ‘Goldpac Investments Ltd.’.

On July 27, 1988, the Corporation was continued under the Canada Business Corporations Act, thereby changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of shares.

The Corporation changed its name from ‘Goldpac Investments Ltd.’ to ‘Brimstone Gold Corp.’ on May 19, 1994 and its outstanding shares were consolidated on the basis of one share for each five shares then outstanding.

On October 21, 1999, the Corporation changed its name from ‘Brimstone Gold Corp.’ to ‘Foxpoint Resources Ltd.’ and its outstanding Common Shares were consolidated on the basis of one new common share (“Common Shares”) for every 15 shares then outstanding.

The Corporation changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of the Corporation’s business.

The Corporation’s head office is located at the minesite on Highway 66 near Kirkland Lake, Ontario, Canada. Its telephone number is (705) 567-5208. The Corporation’s registered office is located at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3, Canada.

History

The Corporation commenced operations in 1983. Over the next 18 years the Corporation explored properties in British Columbia, the Northwest Territories, Montana and Idaho. Eventually, the Corporation abandoned, and wrote-off the total acquisition and exploration expenditures of, these properties.

Acquisition of Kirkland Lake Mining Assets

On December 14, 2001 the Corporation acquired various mining assets located in and around Kirkland Lake, Ontario from Kinross Gold Corporation (“Kinross”). These assets included a recently closed gold underground gold mine, the Macassa Mine, the mill constructed on the mine property and four contiguous properties known as the Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Lake properties and their respective, formerly producing, underground gold mines (such five mines being collectively called the “Mine Complex”).

The consideration paid to Kinross consisted of payments totalling Cdn$5 million, the assumption of all environmental rehabilitation costs of the mining properties, including mine closure bonds, and the replacement of existing environmental bonds totalling Cdn$ 2,043,435 posted by Kinross and a net smelter royalty payable to Kinross on the production of gold from the properties. The royalty is payable on a sliding scale commencing at US$ 300 per ounce of gold as follows:

Average Price Per Ounce of Gold Bullion Sold	Amount of Royalty
Less than US$ 300	0%

Equal to or greater than US$ 300 but less than US$ 400	2%
Equal to or greater than US$ 400 but less than US$ 500	3%
Equal to or greater than US$ 500	4%

The royalty is paid quarterly until the Corporation has paid a total of Cdn$ 15 million in royalties. The Corporation shall have the right to terminate the royalty at any time by paying the balance of the Cdn$ 15 million. As of April 30, 2004, a total of Cdn$ 264,974 had been paid or was payable to Kinross in respect of royalties.

Kinross is a publicly traded company based in Toronto, Ontario the shares of which trade on the New York and Toronto Stock Exchanges. None of the insiders of Kinross are insiders of the Corporation.

Plans for the Mine Properties and Assets

It is the Corporation’s intention to develop the five historic gold mining properties which it acquired from Kinross in a comprehensive fashion. Until their acquisition by the Corporation the five properties were developed and operated independently. This analysis will be supplemented by additional exploration carried out by the Corporation, including significant above and below ground drilling. In that regard, the Corporation has been and will continue to review, compile and reconcile results from exploration, drilling, operations and mineral resource and reserve calculations.

The Corporation hopes that the exploration will result in an increase in the mineral resources and reserves contained in the five properties which will enable it to become a medium cost gold producing company.

Exploration of the Kirkland Lake Mining Properties

Following completion of an 18 month data compilation program in October 2003 the Corporation began an exploration and drilling program in a search for new, and extensions of existing, mineralized structures on its properties. The program is to be carried out over a period of approximately three years and scheduled for completion in fiscal 2007. It includes both surface and underground drilling at an estimated cost of approximately $21 million. In addition, the Corporation is studying the expenditure of approximately $2 million on re-commissioning Shaft No. 5 on the Lake Shore Property, including hoist repairs, shaft and drift rehabilitation and a new headframe, and on other development programs.

This program has been and is being primarily funded, in stages over its three year life, from private and public financings through the sale of equity and debt securities of the Corporation supplemented by cash flow from operations.

Development of the Kirkland Lake Mining Assets

To date, the Corporation completed dewatering of the Mine Complex, rehabilitated the 5720-foot loading pocket of the Macassa Mine, acquired mining equipment including scoop trams and custom designed mobile drilling equipment, and developed a hydraulic paste filling system to support production from Shaft No. 2 of the Macassa Mine.

Production

On May 14, 2002 the Corporation restarted gold production from the Mine Complex by processing tailings from the Lake Shore property at a rate of 880 tons per day and an estimated head grade of 0.12 ounces of gold per ton. Gold recovery was in excess of 75%.

Subsequently, the Corporation began mining operations. Initially, it mined surface deposits, which were accessible through open pit operations. In December 2002 and January 2003 the Corporation was able to change its mining operations to underground mining as its dewatering program progressed although some modest surface mining operations were continued to be carried out.

As a result of the successful completion of the dewatering program, underground mining can now be carried out from the 2475-foot, 3400-foot, 3835-foot, 4250-foot, 4500-foot, 4750-foot, 4900-foot, 5025-foot, 5150-foot, 5300-foot, 5450-foot, 5600-foot and 5720-foot levels of the Macassa Mine. The underground production is hoisted to surface by the No. 2 and 3 Shafts of the Macassa Mine.

Gold from most of the properties is predominately quartz vein hosted. It is fine grained, free gold, usually accompanied by 1 to 3% pyrite and sometimes associated with molybdenite and tellurides of lead, gold, gold-silver, silver, nickel and mercury. The gold is non-refractory and free-milling and responds well to cyanidation. Recoveries are in the range of 95 to 97%.

The ore recently discovered to the south of the properties is predominately sulphide hosted gold zones. The gold recoveries are similar to the quartz vein hosted ore.

Personnel

During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew that claim. As a result, the Corporation’s workforce is not unionized.

In the Corporation’s 2004 fiscal year it completed the transition from a contractor-based workforce to an employee-based workforce. The Corporation’s goal is to operate with a minimal use of outside contractors, however, there has been an ongoing shortage of skilled miners.

The mine is currently operating two shifts a day for five days a week with select, priority development work being carried out for two shifts a day for seven days a week.

Capital Expenditures and Divestitures

During the three fiscal years ended April 30, 2004, 2003 and 2002 the Corporation invested $5,696,656 on the purchase of property, plant and equipment, $190,000 on the purchase of short term investments, $14,019,388 on the development of its mining properties and $2,043,435 on the acquisition of mine closure bonds.

During the three fiscal years ended April 30, 2005, 2004 and 2003 the Corporation invested $7,971,837 on the purchase of property, plant and equipment, $10,535,000 on the purchase of investments and $19,567,864 on the development of its mining properties.

During the three fiscal years ended April 30, 2006, 2005 and 2004 the Corporation invested $9,441,173 on the purchase of property, plant and equipment, $10,535,000 on the purchase of short term investments and $25,638,025 on the development of its mining properties.

The Corporation currently has undertaken a variety of capital programs at the Mine Complex totalling $37.7 million million over the next five fiscal years (2007 through 2011). These programs include various development activities (such as loading pocket rehabilitation and re-commissioning of Shafts No. 2 and 5) and purchase of mining equipment. These programs are being financed through a combination of cash flow from operations, cash proceeds from equity financings and the exercise of warrants and stock options.

All of the foregoing expenditures have been on the Corporation’s mining properties in Kirkland Lake, Ontario, Canada.

The Corporation did not have any material capital divestitures during the foregoing periods.

Takeover Offers

Since the commencement of the Corporation’s 2004 fiscal year it has neither received any public takeover offers for its Common Shares from third parties nor made any such offers.

B.           BUSINESS OVERVIEW

Nature

The Corporation is a natural resource company engaged in the acquisition, exploration and development of and production (mining and milling of gold ore) from mineral resource properties in Canada.

Principal Markets

The Corporation has received only limited revenue since commencing production at its current operations on its Kirkland Lake mining properties. Such revenue was from, and it anticipates its markets will continue to be, the North American gold bullion markets.

Seasonality of the Corporation’s Business

The Corporation’s business is not seasonal.

Sources and Availability of Raw Materials

Other than water and electrical power – both of which are readily available and of which only electrical power experiences any material price volatility – the Corporation does not require any raw materials with which to carry out its business.

Marketing Channels

The Corporation markets the gold bullion produced from the Mine Complex through direct sales to the gold bullion banking industry, principally to Johnson Matthey Plc. of London, England, a multinational specialty chemical and precious metals company.

Patents and Licenses; Industrial Commercial and Financial Contracts; and New Manufacturing Processes

In conducting its business operations, the Corporation is not dependent on any patented or licensed processes, technology, industrial, commercial or financial contracts or new manufacturing processes.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Corporation competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Government Regulation

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, land use, toxic substances and environmental protection (further described in the next risk factor), mine safety and other matters. These laws and regulations are administered by various governmental authorities including:

•	the federal government of Canada
	o	Canada Customs and Revenue Agency (taxation)
	o	Canadian Environmental Assessment Agency and Environment Canada (environmental protection)
	o	Natural Resources Canada (land use and conservation)

•	the government of Ontario
	o	Ministry of Northern Development and Mines (mineral tenure, development and use)
	o	Ministry of Natural Resources (land use and conservation)
	o	Ministry of the Environment (environmental protection)
	o	Ministry of Finance (taxation)
	o	Ministry of Labour (labour rights and relations)

•	the town of Kirkland Lake, Ontario
	o	tax assessment
	o	building permitting
	o	business licensing

The Corporation estimates that the annual costs of complying with such laws and regulations are as follows:

Description	Amount (Cdn$)
Provincial Land Taxes	7,600
Regional Land Taxes	1,300
Municipal Property Taxes	637,600
Federal Taxes	59,000
Environmental Protection	115,000
Mine and Mill Worker Safety	300,000
Total	1,120,500

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

The principal legislation governing the Corporation’s operations is the Mining Act (Ontario) which governs the acquisition and maintenance of mineral rights, development of mines, commercial production from mines and procedures for mine closure in the province of Ontario. The Act is administered by the MNDM. The Corporation’s operations are subject to such legislation and to overview by the MNDM.

Mineral rights are acquired when a licensed prospector stakes an unpatented mining claim on the ground. Assessment work, which may include sampling, trenching, drilling, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to the MNDM to maintain an unpatented mining claim in good standing and prevent its forfeiture. Patented mining claims were based on a staked area of ground which was subsequently surveyed. They are no longer granted. Existing patented mining claims do not require any assessment work to be carried out but do require annual payments to be made to the MNDM in order to be kept in good standing and prevent its forfeiture.

If exploration of an unpatented mining claim warrants it, the claim holder may then enter into a 21 year renewable mining lease over the ground covered by the claim. Mining claims must be leased before mineral extraction for production commences. The mining lease is maintained by paying an annual rent per hectare.

The Mining Act provides a ‘one-window’ approach to permitting and licensing. Before beginning mine development, environmental studies must be carried out, the public must be notified, public hearings held, and the mine development and closure plans must be approved. The closure plans require posting of reclamation bonds to ensure sufficient funds are available to carry out the closure plans. As well, the Act encouraged companies to conduct progressive rehabilitation during the life of the mine.

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

D.           PROPERTY, PLANTS AND EQUIPMENT

The Corporation’s headquarters are located at the site of the Mine Complex, near Kirkland Lake, Ontario, Canada.

The Corporation’s material tangible fixed assets (property, plant and equipment) are also located at the Mine Complex. All of its mining properties are located around the Mine Complex. These assets and properties are described below.

Fixed Assets – Property, Plant and Equipment

The Mine Complex facilities consist of a mill and paste plant, offices, laboratory, warehouse and mechanical and electrical shops.

The processing plant at the Mine Complex has been in place in its present configuration since 1988. The mill is a conventional carbon-in-pulp processing facility, which has been modified by the addition of a thickener, ball mill and tower mill to process tailings from the Lake Shore Property.

The plant’s rated capacity is 1,450 tons per day, however, it can process up to a combined 625 tons per day of ore and 1,200 tons per day of tailings. The mill capacity exceeds the 600 tons per day mining rate presently contemplated by the Corporation’s engineering department.

The Mine Complex has two shafts, both of which are operational. Production Shaft No.2 reaches a depth of 4,625 feet and is equipped with a hoist having a capacity of 800 tons per day. Production Shaft No. 3 was sunk in 1984 one mile west of Shaft No. 3 to a depth of 7,050 feet. It is equipped with a hoist having a capacity of 1,800 tons per day.

Mining Properties Description and Location

The Corporation’s Kirkland Lake mining properties consist of 224 patented (surveyed) and unpatented (staked and not surveyed) mining claims and crown leases, located near Kirkland Lake, Ontario, Canada. From west to east, the past producing properties include the Macassa (which now includes the Tegren Property west of the original Macassa Property), Kirkland Lake, Teck-Hughes, Lake Shore and Wright-Hargreaves Properties. The properties are in eastern Teck Township and western Lebel Township in the district of Timiskaming, Ontario and consist of:

Interest	Number of Claims / Leases	Area (acres)
Patented claims	174	7,892.3
Staked claims	45	3,240.0
Crown leases	5	543.5
Total	--	11,675.8

To maintain these mining interests in good standing with the authorities from which these interests were granted, the following annual minimum levels of exploration must be carried out, taxes paid to the MNDM and the town of Kirkland Lake, Ontario and advance royalties paid to various royalty holders:

Nature	Amount (Cdn$)
Exploration	32,400 (1)
Municipal taxes	637,600
Miscellaneous taxes	8,900
Advance royalties	13,000 (2)
Total:	$ 691,900

(1)

The unpatented (staked) claims will not require these exploration expenditures to be incurred until 2009 since previous exploration expenditures on the claims can be carried forward and applied to keep them in good standing until then.

(2)

An advance royalty of Cdn$ 10,000 per year is also payable on the Macassa Property when the Mine is in production from the claims held by the royalty holder, Newmont Mining Corporation of Canada Limited (a public company the shares of which trade on the Toronto Stock Exchange). There was no production from the Macassa Property in the 2004 or 2006 fiscal years, however there was some production in the 2005 fiscal year.

In addition there is a net smelter royalty payable to Kinross as described under Item 4 “History and Development of the Company – History – Acquisition of Kirkland Lake Mining Assets”.

Some of the mining interests are also subject to a royalty payable to previous owners. The royalties differ depending on which claim they were granted and range from net smelter royalties of 1% to 2%, production royalties of $ 0.10, $ 0.25, $ 1.50, $ 3.00 or $ 4.00 (all in Canadian dollars) per ton of ore mined or net profits royalties of 2% to 5% while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

Reclamation Bonds and Permits

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, Kinross prepared, and had approved by the MNDM, closure plans for both the Macassa Mine and the Lake Shore Mine. Financial bonds totalling $2,043,435 for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross the Corporation assumed responsibility for these bonds and reimbursed Kinross for them. The other three properties, the Kirkland Lake, Teck-Hughes and Wright-Hargreaves Properties, will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval. This ‘Asset Retirement Obligation’ was $2,043,435 as at April 30, 2004.

In order to perform diamond drilling underground in the Mine Complex a dewatering program has been carried out. This required a ‘Permit to Take Water’ to be obtained under the Water Resources Act (Ontario). This permit allows the Corporation to pump up to 13,104,000 litres per day from the Mine.

Accessibility, Climate, Local Resources and Physiography

The town of Kirkland Lake, Ontario (approximate population 8,800) and its immediate surroundings are located within the Canadian Shield and are surrounded by several lakes and swamps. The local vertical relief is limited with Kirkland Lake sitting at 310 metres above mean sea level. The immediate area is dominated by temperate boreal forest.

The annual precipitation in the area is 300 centimetres of snow in the winter and 59 centimetres of rain in the summer. The average temperature ranges from minus 22.8 degrees Celsius in the winter to 23.6 degrees Celsius in the summer.

Kirkland Lake and the Corporation’s five mining properties are accessible by paved highways. The properties are located approximately 125 kilometres southeast of Timmins, Ontario which has an all-weather, jet capable airport with frequent scheduled service. Kirkland Lake is serviced by rail and motor coach and has a small airport without scheduled service. It is a modern town with most of the amenities usually expected in larger centres. There is an available workforce in the area and the entire infrastructure required for a full mining operation. Electrical power for the Corporation’s mining operations is readily available from the Ontario provincial power authority.

History

In mid-1995 Kinross acquired the Macassa Mine, Lake Shore Mine and the mining properties on which they were situated and the Wright-Hargreaves mining property from Barrick Gold Corporation (“Barrick”), a publicly traded company based in Toronto, Ontario the shares of which are traded on the Toronto, New York, London and Paris Stock Exchanges. Barrick had acquired these mines and properties as part of its take-over of Lac Minerals Ltd. in September, 1994. Kinross acquired the Kirkland Lake and Teck-Hughes mining properties in 1998.

All five of the mining properties acquired by the Corporation and the formerly producing mines developed thereon are located along a continuous stretch known as the ‘Main Break’ and related subsidiary zones. The first of the five to enter production was the Teck-Hughes Mine in 1917, followed by the Lake Shore (1918), Kirkland Lake (1919), Wright-Hargreaves (1921) and Macassa (1933).

The five former mining properties acquired by the Corporation had the following operating profiles at the time of acquisition:

Mine	Period of Operation	Gold Produced (Ounces)
Macassa	1933 – 1999	3,525,389
Lake Shore	1918 – 1965	8,602,791(1)
Teck-Hughes	1917 – 1968	3,709,007(1)
Kirkland Lake	1919 – 1960	1,172,955
Wright-Hargreaves	1921 – 1965	4,821,296(1)

(1)	Includes production during 1984 through 1988 when owned by Lac Minerals Ltd.

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

The first shaft sunk on the property was the 500 foot Elliot shaft developed in the Main Break Zone in the late 1920’s. Mining was unsuccessful and operations halted. In 1931, development westward onto Macassa ground from the 2475-foot level of the Kirkland Lake Mine discovered ore on the Main Break for 700 feet along strike and in subsidiary hangingwall veins. These underground workings were connected with the 3100 foot long No. 1 shaft, and later by two winzes to greater depths. The No. 1 winze connected the 3000-foot to 4625-foot levels and the No. 2 winze the 4625-foot to 6875-foot levels. The No. 2 shaft was sunk from surface to a depth of 4625 feet about 1000 feet southwest of the No. 1 shaft. In 1986, the No. 3 Shaft was sunk from surface (in what had been the Tegren Property) to the 7050-foot level and then to a final level of 7225 feet. Until the mid 1990’s this was the deepest single-lift shaft in the Western Hemisphere. The No. 3 Shaft was the most recent access shaft, and gave access to 21 levels from the 3800-foot to the 7050-foot level until 1997. As a result of a rock burst on April 12, 1997, only the zones above the 5150-foot level remained active. Exploration development was underway on the 3800-foot level when production was halted in 1999. Rehabilitation of levels down to the 5700-foot level was in progress prior to closure.

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from a ramp driven down into the property by previous owners or by a recommissioning of the No. 5 Shaft.

Kirkland Lake Mine

Overview

The Kirkland Lake Mine is near the western end of the five mines bounded to the west by the Macassa Mine and to the east by the Teck-Hughes Mine. A total of 1,172,955 ounces of gold at an average grade of 0.37 ounces per ton was mined between 1919 and 1960.

History

The first reported discovery on the property was in 1911. In 1912 the Main Break was discovered. In 1913 a two-compartment shaft (Kirkland Lake No. 1) was sunk to 80 feet by Kirkland Gold Mines Limited. The No. 1 shaft was deepened in 1915 to 200 feet and a level was established at 175 feet by Beaver Consolidated Mines Limited (under option from Kirkland Lake Gold Mines Limited).

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. Also see “Current and Proposed Exploration and Development” following.

Teck-Hughes Mine

Overview

The Teck-Hughes Mine is bounded on the west by the Kirkland Lake Mine and Lake Shore Mine to the east. The mine began production in 1917 and had produced 3,688,664 ounces of gold at a recovered grade of 0.38 ounces per ton when it ceased operating in 1968. In the latter years of operation the mine relied heavily on lower grade ‘slough ore’ which had caved from the hangingwalls of open stopes. From 1984 to 1988 Lac Minerals Ltd. mined the east boundary pillar area of the Mine which adjoins the Lake Shore Mine, as well as some ore available within the Teck-Hughes Mine accessible from the Lake Shore Ramp. It recovered a further 20,343 ounces for a total of 3,709,007 ounces of gold recovered.

History

In 1911 three claims, which were to form the most important part of the mine, were staked and three neighbouring claims were staked. In 1912 gold was discovered on one of the neighbouring claims. Prospecting and surface trenching was carried out by Teck-Hughes Gold Mines Limited and a 35 foot shaft was sunk.

In 1913 the No. 1 Shaft was sunk to 212 feet and 203 feet of drifting was carried out on the 200-foot level. The No. 2 Shaft was sunk to a depth of 75 feet with 500 feet of lateral development on the 75-foot level by Teck-Hughes Gold Mines Limited. From 1914 to 1915 the No. 3 Shaft was sunk to 124 feet and an 85 foot winze was developed from the second level. A total of 1,360 feet of lateral development in the No. 1 and No. 3 Shafts were carried out by Nipissing Mining Company (under option from Teck-Hughes Gold Mines Limited).

From 1915 to 1917 the underground workings were dewatered and the No. 3 Shaft was deepened to 400 feet with a winze to 600 feet, and 1,804 feet of lateral development was carried out. In 1917, a 50 ton mill was installed and milling began. This work was completed by Teck-Hughes Gold Mines Limited.

As with the other four mines, the most important structure at the Teck-Hughes mine is the Main Break. This structure and the veins related to it yielded most of the gold in the mine. The mineralized structure was mined as the No. 3 vein from surface to the 6105-foot level, the deepest level at the mine. Longitudinal sections reveal that stoping on the No. 3 vein was almost continuous from surface to near the 3000-foot level. Diamond drilling defined the Main Break down to 6650 feet, however, there was insufficient ore to warrant development below the 6105-foot level. Grade and production both decreased below 3,000 feet. This decrease in ore with depth has been suggested to be directly related to a decrease in the proportion of augite syenite to syenite porphyry with depth.

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. Also see “Current and Proposed Exploration and Development” following.

Wright-Hargreaves Mine

Overview

The Wright-Hargreaves Mine is located to the east of the Lake Shore Mine in the eastern portion of the five properties. It ranks second to the Lake Shore Mine in terms of gold production and grade, having produced 4,817,680 ounces of gold at a grade of 0.49 ounces per ton. From 1984 to 1988 Lac Minerals Ltd. produced an additional 3,616 ounces of gold from the Mine for a total of 4,821,296 ounces of gold.

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or utilize the existing ramp to access the ore. Also see “Current and Proposed Exploration and Development” following.

Geological Setting

The Abitibi Greenstone Belt

The Corporation’s Kirkland Lake Mining Properties are located in the 2.75 to 2.67 billion year old Abitibi greenstone belt, which is the world’s largest greenstone belt covering an area of roughly 85,000 square kilometres in north-eastern Ontario and north-western Québec. The Abitibi belt is part of the larger Abitibi Subprovince – a granite-greenstone-gneiss terrain that is located within the south-eastern portion of the Archaean Superior Province. The Abitibi Subprovince is bound in the north by para- and ortho-gneisses of the Opatica Subprovince, to the west by the Kapuskasing Structural Zone, to the east by the faulting and cataclasis of the Grenville Front Tectonic Zone, to the south-west by unconformably overlying sediments of the Huronian Supergroup and Keweenawan volcanics and sediments, and to the south-east by fault contact with Archaean metasediments of the Pontiac Subprovince.

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

There are a number of key structural features within the Corporation’s Kirkland Lake Mining Properties. The major regional zone of accommodation is known as the ‘Larder Lake Break’ or more regionally the ‘Cadillac-Larder Lake Break’ and has been traced for over 300 kilometres along strike. This complex structural feature has been traced to the east through the Larder Lake-Virginiatown area (Kerr-Addison Mine) and into Québec through Rouyn-Noranda, Cadillac, Val d’Or and terminates near Louvicourt at the

Grenville Front. The Larder Lake Break continues westward under Huronian sediments and appears in the Matachewan area some 50 kilometres away. The Larder Lake Break is a broad zone of intense shearing and polyphase ductile deformation which represents the zone of structural accommodation between the proto-continent to the south and the main mass of volcanics to the north. One of the more colourful lithofacies in the Timiskaming assemblage of rocks and situated partly in the Larder Lake Break is a zone of extremely altered ultramafic volcanic rocks and associated massive and bedded carbonate up to several hundred feet thick and locally sufficiently rich in gold to constitute ore (such as the Kerr-Addison Mine). Characteristic green fuchsite is often associated and is mined locally in the Kirkland Lake area as a decorative stone in large panels. The Larder Lake Break generally strikes near east-west and dips subvertically. Folding is polyphase but is homogeneously distributed, creating all scales of interference patterns locally within the Timiskaming. In the Kirkland Lake area, known plunges are mostly steep and to the west south west at about 60 degrees. The thickest part of the syenite sill, with which most of the significant gold mineralization is associated, plunges the same way.

Mineralization

All of the properties are contiguous and very similar in nature to the Macassa Property.

Mineralization of the Macassa Property is intimately associated with the Main Break and the '04 Break which generally strike to the northeast and dip steeply to the south. The Main Break and various related branches play host to most of the gold mineralization in the camp in quartz-rich zones adjacent to the faults and in related hangingwall and footwall quartz veins. At the east end of the camp there are an increasing number of branches and splays off the strong main branch. These faults act to dissipate and lessen overall fault displacement which, based on pre-ore lithological relationships, is of a reverse nature (south side up). The overall displacement is rotational and has been calculated to be near 1,500 feet at the west end of the camp, and near 350 feet at the east end. To the west end of the camp, a fault sub-parallel to the Main Break, known as the '04 Break, hosts most of the ore at the Mine Complex. At least some movement on the Main Break post-dates the Matachewan diabase dyke swarm.

Recent exploration by the Corporation has discovered mineralized structures trending from oblique to near perpendicular to the Main Break and the '04 Break.

A series of later cross-faults have displaced the various lithological structures and mineralization in Kirkland Lake. The two most significant of these late faults are the Amikougami Creek Fault and the Lake Shore Fault. Both faults strike near north-south and are sub-vertical. The vertical displacement of these faults is not well known.

The area surrounding the Mine Complex is underlain by sedimentary and volcanic rocks of the Archaean Timiskaming Group. These rocks are several kilometres thick and trend to the east. They flank and are nearly parallel to the strike of the Larder Lake Break. They unconformably overlie pre-Timiskaming, pillowed and massive, volcanic rocks belonging to the ‘Abitibi Supergroup’ which include the Blake River Group volcanics and the predominantly tholeiitic Kinojevis Group. Although these pre-Timiskaming volcanics are ubiquitous in the surrounding district, they have not been encountered in any of the workings at the Mine Complex.

Intruded into the Timiskaming sedimentary and volcanic rocks is a composite syenitic sill that is broadly centred on the town of Kirkland Lake. The long axis of the stock is roughly parallel to the strike of the Timiskaming rocks and dips steeply to the south. The three main components of the syenitic stock and related dykes are augite syenite, felsic syenite, and syenite porphyry. These intrusive rocks are host to an important part of the ore at the Mine Complex.

The youngest rocks at Macassa, other than mineralization, are a few Matachewan diabase dykes.

Mineral Reserve & Resource Estimates

The following tables set out the reserve and resource estimates for the Macassa Property as at April 30, 2004 and 2003 made by the Corporation’s Chief Geologist, Michael Sutton, P.Geo., and Senior Geologist, Stewart Carmichael, P.Geo. The estimates are contained in their reports dated

  August 31, 2004 entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004, and

  August 30, 2003 entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003.

The basis for those reports is the initial reserve and resource estimate made for the Corporation by the independent geological and mining consultants, Roscoe Postle Associates Inc. of Toronto, Ontario, in their report to the Corporation dated December 18, 2002.

The estimates are reported in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Both Michael Sutton and Stewart Carmichael are ‘qualified persons’ for the purposes of that National Instrument. Note that the reserves are classified separately from, and do not form part of, the resources.

The reserves as at April 30, 2004 and 2003 were estimated to be:

Proven & Probable Reserves	Tons (of ore)		Grade (ounces of gold per ton)		Ounces (of gold)
	2004	2003	2004	2003	2004	2003
Proven	586,400	497,700	0.42	0.42	248,900	207,100
Probable	735,200	554,100	0.52	0.51	381,200	284,000
Total	1,321,600	1,051,800	0.48	0.47	630,100	491,200

The total reserves and resources increased in some areas and decreased in others from April 30, 2003 to April 30, 2004 due to additions from definition and exploration drilling, additions from drifting, additions from moving blocks from resource to reserve, additions and subtractions from re-interpretations and subtractions due to mining.

The total reduction in reserves from April 30, 2003 to April 30, 2004 due to mining was 18,448 ounces of gold while actual gold production was 19,265 ounces (which consisted of gold produced from reserves and resources as well as from ore which was not classified as either resources or reserves).

The measured and indicated resources as at April 30, 2004 and 2003 were estimated to be:

Measured & Indicated Resources	Tons (of ore)		Grade (ounces of gold per ton)		Ounces (of gold)
	2004	2003	2004	2003	2004	2003
Measured	923,300	986,200	0.37	0.36	337,300	355,700
Indicated	2,329,500	2,361,700	0.30	0.31	708,800	729,500
Total	3,252,800	3,347,900	0.32	0.32	1,046,100	1,085,100

Cautionary Note to U.S. Investors concerning
estimates of Measured and Indicated Resources

The foregoing table uses the terms ‘measured resources’ and ‘indicated resources’. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The inferred resources as at April 30, 2004 and 2003 were estimated to be:

Inferred Resources	Tons (of ore)		Grade (ounces of gold per ton)		Ounces (of gold)
	2004	2003	2004	2003	2004	2003
Total	642,800	558,900	0.30	0.35	191,300	193,900

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

The foregoing table uses the term ‘inferred resources’. The Corporation advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

The reserves and resources are estimated using the polygonal method. All intersections are calculated out to a 5.0 foot minimum horizontal mining width.

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 26% at 0.02 ounces of gold per ton. All higher grade assays are cut to 3.50 ounces of gold per ton. The average cut-off grade is 0.25 ounces of gold per ton over the horizontal mining width.

The area of influence of the proven and measured categories is 30 feet from development chip samples while the area of influence of the probable and indicated categories is 50 feet of radius from a known sample point (drill holes) and of the inferred resources is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good.

The assumptions used include a price of US$ 375 (2000 – US$ 325) per ounce of gold and an exchange rate of Cdn$ 0.75 (2003 – Cdn$ 0.72) equals US$ 1.00 resulting in a price of Cdn$ 500 (2003 – Cdn$ 451) per ounce of gold.

The Corporation is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources and reserves.

Current and Proposed Exploration and Development

Overview

In November 2003 the Corporation began a three year exploration program at an estimated cost of Cdn$ 21 million. The exploration has significantly increased the resources and reserves (see ‘Mineral Reserve & Resource Estimates’ above) and resulted in the discovery of a completely new mineralized trend – north-south, rather than the classic east-west of the Kirkland Lake Camp – beyond the original goals of the exploration program. This new mineralized trend has opened substantial areas for new resources to be added. Not only is it a different style of mineralization (wide sulphide system) but it is running north-south instead of the east-west nature of the mineralization from which previous mining companies have mined approximately 24 million ounces of gold over the last 90 years. Included in this mineralization is the D Zone, which was discovered in 2003, and it too is north-south trending. At least 14 other mineralized zones have been discovered in the south of the properties.

The Corporation has completed a number of developments to the Mine Complex, Mill and surrounding properties, namely:

  Rehabilitation work was completed on 11 levels of the Macassa Mine.

  Shaft No. 2 of the Macassa Mine was re-commissioned.

  An ore and waste handling device at the 4250-foot level of the Macassa Mine was installed in Shaft No. 2. That and improvements to the headframe have enabled, for the first time, ore and waste to be hoisted from the Shaft No. 2. Historically, Shaft No. 2 was primarily used for just lowering materials and as an emergency egress, but now this shaft will be used for production purposes.

  The microseismic system was also expanded to just below the 5725-foot level of the Macassa Mine thereby giving rock mechanic monitoring to the lower extents of the mine.

  The paste fill underground distribution system of the Mill was expanded to the 5300-foot level allowing mining to be carried out on all levels down to that level.

  Established a new level, the 3400-foot level, from which more than 100,000 tones of high grade ore can be accessed. Due to favourable exploration results above this level, the Corporation is studying whether a level should be established at the 3000-foot horizon to access additional ore that it has discovered.

Some of these developments are described below in greater detail.

Shaft and Ramp Rehabilitation

The Corporation has re-commissioned Shafts No. 2 and 3 of the Macassa Mine and the Lake Shore/Teck-Hughes/Wright-Hargreaves Ramp. Such shafts and ramp are now available for use in the Corporation’s drilling programs and for production.

Dewatering

The previous owner of the Mine Complex allowed it to flood after the Macassa Mine ceased production. To dewater the mine, the Corporation has installed pumping equipment. As at June 30, 2005 dewatering of the No. 3 Shaft had extended to approximately the 5700-foot level. This enabled the Corporation to rehabilitate the 5150-foot level and make operational the loading pocket located on that level.

The goal of the dewatering program to the mine’s lower workings at the 5720-foot level was achieved in April, 2005. Rehabilitation of the loading pocket located at this level has commenced. Concurrently an underground exploration and development drilling program is being carried out for the purpose of adding to reserves.

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

Drilling Exploration

2004 Fiscal Year

In the first six months of the Corporation’s 2004 fiscal year only limited exploration was carried out. This was due to an on-going expansion of mining activities at the No. 3 Shaft, No. 2 Shaft, and Lake Shore Ramp requiring an emphasis on definition drilling of existing stoping areas.

During the second half of the 2004 fiscal year, the Corporation began a three year, Cdn$ 21 million exploration drilling campaign with the goal of drilling targets that have the combined potential to host (using a 25% success ratio for the area) up to 15 million tons of ore. The Corporation originally intended that the drilling would be carried out on 500 to 1,000 foot centres, however, infill drilling has been carried out as necessitated by the results obtained.

The drilling primarily targeted grassroots near-surface targets, a localized area of the '05/Narrows Break, the D Zone and South Zone. The second stage of the program comprises drilling of various large camp-wide zones parallel to the main, seven kilometre long, east-west ore horizon that has historically produced 22 million ounces of gold. The surface targets included the Narrows Break, South Break, Boundary Pillar, Amalgamated Break and the F/58 Vein systems and the Wright-Hargreaves Property.

The first half of the surface program utilized three drills with one drill concentrating on the Narrows Break, the second drill testing near surface hangingwall veins and the near-surface Boundary Pillar (Main Break) and the last drill dedicated to grassroots surface targets. The pace of drilling increased through 2004 and by August 2004 eight drills were operating on the surface. A total of 231,390 feet of surface and underground drilling was carried out by the Corporation in its 2004 fiscal year ending April 30, 2004. Of the approximately $3.1 million spent on the drilling, approximately $1.7 million was spent on exploration drilling.

Underground drilling was initially focused on the South Break (which resulted in the discovery of the Lower D) and Upper D Zone. Two additional drills were added during the late spring of 2004 to drill the South Break and Narrows Break from the 4500-foot level.

The most significant result to date from the drilling in the 2004 fiscal year is the discovery of the Lower D Zone on the Macassa Property. This was discovered shortly after the initial South Break exploration program was commenced in October 2003. Though initially interpreted as an east-west system parallel and further south of the South Break, subsequent drilling has confirmed that this new zone is north-striking and shows continuity with the D Zone discovered above the 3800-foot level of the Macassa Property. The dimensions at this time indicate a strike length of 3,000 feet with a down-dip component of 3,200 feet. A further four zones were also discovered.

2005 Fiscal Year

An aggressive exploration drill program was undertaken in the Corporation’s 2005 fiscal year, primarily funded by ‘flow-through’ investments made by Canadian investors which entitle the investors to certain tax write-offs. A total of $7.33 million was spent on drilling and $1.3 million in exploration development and rehabilitation. A total of 498,000 feet of drilling took place, with 209,900 feet in surface drilling and the remainder being underground. The average cost was $14.51 (surface was $15.37) per foot.

Major drill programs included the South Break (surface and underground), north-south zones such as the D Zone (surface and underground), the '05/Narrows Break (surface and underground) and the Main Break (and subsidiary hangingwall veins) on the Kirkland Lake Property. This drilling was carried out on 500 to 1000 foot centres. As a result, even though significant ore-grade intersections were realized, there was not any change to the Corporation’s reserves or resources from this drilling since it was carried out on drill centres which were too far apart to establish the necessary continuity of ore under applicable Canadian resource and reserve criteria. The most significant results to date from the drilling in the 2005 fiscal year were the discovery of the LK Zone in August 2004, and the discovery of the ABM Zone October 2004.

Of the 575,000 feet of drilling planned to be carried out in 2005, a total of 391,000 feet was not completed for a variety of reasons, including lack of access. In particular, both the No. 5 Shaft (from which 126,000 feet of drilling was planned but none was completed) and No. 2 Shaft (from which only 45,000 out of 310,000 feet of planned underground drilling was completed – although development therefrom is currently being completed) were behind schedule. These are critical areas for the exploration, with the bulk of expected new ore tonnage originally anticipated.

2006 Fiscal Year

In the Corporation’s 2006 fiscal year, it carried out 9,950 feet of surface exploration drilling and 103,050 feet of underground exploration drilling. On average, four drilling machines were employed each month.

During the year, the focus of the program changed from drilling widely-spaced holes to closely spaced holes at 100 to 200 feet centers. The purpose of the change was to define new gold reserves and resources from mineralization identified during the exploration drilling completed over the two previous years.

In July, 2005 the Corporation intersected a significant new discovery, the ‘New South Zone’, to the south of the '04 Break and Main Break system in the area between the No. 2 and No. 3 Shafts. The drilling returned assays of 2.3 ounces (uncut) of gold per ton over 90.4 feet and 1.43 ounces (uncut) of gold per ton over 124.5 feet. To follow-up on this discovery a 2,500 feet long exploration crosscut from No. 3 Shaft at the 5300-foot level was begun. From this crosscut a drift will be constructed to serve as both a drilling platform and facilitate obtaining a bulk sample.

Summary

The strategy of the original three-year exploration program initiated in November 2003 was to drill large mineralized structures – using a 25% success ratio for the total area – on 500 to 1,000 foot centres to identify areas that would have the potential to host gold ore. Where such mineralization was located, additional drilling would be required to be carried out on 200 foot centres to establish gold resources and on 30 to 100 foot centres to establish gold reserves.

Newly-discovered mineralized zones found through this program (namely the LK, Lower D, Upper D and ABM zones) substantially increase the potential for the Corporation to expand its ore resources and reserves. At the same time, deeper drill holes than originally planned are required, and discovery of the new zones has shifted the original program substantially. Some originally-targeted zones are achieving less than the 25% success rate historically attained. These include the '05/Narrows at surface, South Break at surface, and Main Break at surface. Other zones are achieving higher success rates than planned, such as the Lower D, New South, #6, LK and ABM.

Positive results continue to be obtained from the previously discovered D and '05 Zones and the recently discovered Lower D (discovered in November 2003), ABM (discovered in October 2004), '05, and LK (discovered in August 2004) Zones. Up to 14 new mineralized zones has been discovered to the south of the mining workings as a result of this exploration.

2007 Fiscal Year

The Corporation’s exploration strategy for 2007 will continue to focus in building reserves and resources from the new discoveries as well as expand known mineralization. The focus will remain on underground drilling, with possible surface drilling should the need arise. Structural studies (to be carried out by consultants) and underground geophysical surveying (to be carried out by the Corporation) are planned to delineate the extension and geometry of the newly discovered mineralized zones. This work is aimed at uncovering the genesis, spatial localization and extensions of the new discoveries.

The Corporation intends that drilling will intensify on the newly discovered mineralized zones to the south of the existing mine workings. Drilling of the Main Break and other structures in the central and eastern portions of the mining properties has been undertaken. The drilling of the Main Break and other structures in the easternmost portion of Macassa and Kirkland Lake properties is allowing the exploration of the central and eastern portions of the properties. An exploration strategy for the No. 5 Shaft has been designed and will be implemented upon re-commissioning of the Shaft.

The Corporation’s exploration strategy for fiscal 2007 is to also explore the main ore horizon in the western portion of the properties. This exploration will be carried out on a joint venture basis with other mining companies based on agreements made during 2005, including the Queenston Joint Venture described below.

Queenston Joint Venture

The Corporation and Queenston Mining Inc. have entered into a Joint Venture Agreement dated December 8, 2005 to explore the Kirkland Lake West Property owned by Newmont Mining Company of Canada Limited. The property adjoins the western boundary of the Corporation’s Macassa Property and the Corporation believes it contains the western extension of the Main-'04 Break (east-west) ore horizon. The properties are separated by a late north-south cross-fault.

A previous Joint Venture Agreement between the Corporation and Queenston dated November 12, 2004, created a 50%-50% joint venture on the Gracie West property, located on the western boundary of the Kirkland Lake West Property.

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

ITEM 4A         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including Note 19 to the 2004 annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP for significant measurement differences.

Critical Accounting Policies

The Corporation’s most significant accounting policies are as follows:

  Revenue is recognized on transfer of title to the purchasers of the Corporation’s gold bullion sold in the spot market. This occurs when the gold is received by the purchasers. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determinable.

  Doré bars and gold in process are recorded in inventory at the lower of average production cost and net realizable value.

  Exploration expenditures and near term ore development costs are expensed as incurred.

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

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Corporation’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. The most critical accounting policies, upon which the Corporation’s financial statements depend, are those requiring estimates of proven and probable reserves, recoverable ounces therefrom and assumptions of operating costs and future gold prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

The Corporation utilizes the following key estimates in the preparation of its financial statements:

Mining Properties and Deferred Exploration Costs

The Corporation expenses exploration expenditures and near-term ore development costs as incurred. Property acquisition costs, and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are accessible by the Corporation. Management’s estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Corporation’s investment in mining properties. The Corporation assesses capitalized costs for recoverability on an annual basis or more frequently if circumstances warrant. When the carrying value is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is below the asset’s carrying value.

Mineral Reserves

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, The Corporation could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Corporation’s earnings and net assets.

Closure Costs

The Corporation has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These estimated costs are recorded as a liability at their fair values in the periods in which they occur. If the estimate of reclamation costs proves to be inaccurate, The Corporation could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Corporation’s earnings and net assets.

Changes in Accounting Policies

Effective May 1, 2004 the Corporation adopted two new accounting policies. The adoption was effective retroactively to the beginning of the Corporation’s 2004 fiscal year.

Stock-Based Compensation

The Corporation adopted the new accounting standard for stock-based compensation. The standard sets out a fair value approach required for all stock-based transactions. Prior to May 1, 2004, the Corporation used the intrinsic value-based method to account for its employee stock incentive plan, therefore, no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods.

Stock-based compensation on options is recorded as an expense in the period the options are vested, based on the fair value estimated based on the Black-Scholes option pricing method.

The restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to Common Share capital, contributed surplus and options respectively

Asset Retirement Obligations

The Corporation adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are now recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability will be accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. This change in accounting policy is not expected to have a significant impact on the Corporation.

A. OPERATING RESULTS

Results of Operation

The Corporation incurred a loss for the year ended April 30, 2004 of $22,616,158 or $0.76 per share, which compares with a loss of $4,934,979 or $0.25 per share reported for the same period in fiscal 2003. Gold revenues were lower on a year over year basis at $9,807,106 (2003 – $11,704,639) due to lower gold sales.

During the 2004 fiscal year negative operating cash flow amounted to $17,545,532 (2003 – negative $2,102,899) as efforts were made to increase production and make the Corporation become cash flow positive and the Corporation raised almost $38 million on a net basis to fund its operations and exploration initiative.

Operating Expenses

Operating costs rose significantly to $25,045,418 (2003 – $10,787,637) in fiscal 2004 as near term development and stope mining increased as part of establishing underground production.

The 2004 operating costs included costs incurred on the No. 3 Shaft, Lake Shore Ramp and milling operations, with approximately 60% of current operating costs relating to labour. In fiscal 2004 the Corporation experienced higher diamond drilling costs with 130,000 feet of definition drilling carried out, which also contributed to a rise in operating costs.

In November 2003, the Corporation embarked on a planned $21 million three year exploration program targeted at finding significant new gold reserves and resources. Exploration costs for fiscal 2004 were $3,124,589 (2003 – $ 1,798,836), of which over $2.5 million was spent on flow through expenditures. As such, after raising $7.7 million in ‘flow-through’ Common Shares in late 2003, $5.2 million was required to be (and was) spent on eligible exploration expenditures by December 31, 2004.

Restricted Cash

Under U.S. GAAP, funds raised from the issue of ‘flow-through’ shares which have not yet been disbursed on qualifying exploration expenditures would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by Cdn$ 5,163,723 at April 30, 2004 (2003 – nil) and restricted cash would be presented outside of current assets on the balance sheet.

Capital Expenses

During the 2004 fiscal year, total capital expenditures climbed to $11,113,659, up from $7,046,301 reported for the prior year. Of this amount, $4,839,072 was spent on the purchase of equipment. This equipment consisted of jumbo drills, scoop trams and long-tom drills, resulting in a higher level of mechanization than has been historically utilized which, in turn, should support higher production levels.

The re-commissioning of the No. 2 Shaft was completed after spending approximately $1 million over several months.

The remaining $6,274,587 was invested in developmental projects which included raiseboring, lateral development, rehabilitation of three levels (4,750 foot level, 4,900 foot level, and the 5,025 foot level), and the expansion of the paste fill distribution system.

Production and Costs

Gold sales during the 2004 fiscal year were 18,623 troy ounces with an average price of Cdn$ 526 per ounce. This compares with gold sales from surface production of 23,431 ounces with an average sales price of Cdn$ 499 per ounce during the prior year. Gold sales for fiscal 2004 were lower than projected with roughly two-thirds of the shortfall due to the average ore grade being lower than expected and the balance related to fewer tons of ore mined.

Cash flow used for operations during fiscal 2004 was $17,545,532 (2003 – $2,102,899), the increase being largely due to the Corporation building a significantly larger mining workforce and undertaking significantly more near-term development work, in its quest to reach sustainable and profitable production levels. During fiscal 2004, 101,186 tons of rocks were broken underground, of which 58,828 tons was ore and 51,358 tons was waste. Furthermore, 8,864 feet of lateral and vertical stope development was completed. There was no underground development undertaken during the prior fiscal year.

The dewatering campaign continued in fiscal 2004 and, as a result, three levels (4,750 foot level, 4,900 foot level and 5,025 foot level) were rehabilitated, and the microseismic system coverage was expanded down to the 5,025 foot level to provide for accurate and timely seismic event location. Lastly, work began on the No. 5 Shaft re-commissioning project with engineering work completed on the hoist and headframe design.

The Corporation incurred $1,229,508 (2003 – $785,337) in amortization and depletion of asset costs and $940,280 (2003 – $835,504) on interest and bank charges and amortization of finance charges. For the year ended April 30, 2004, general and administrative expenses (including share based compensation) were $1,889,778, which is lower than the $2,264,735 reported for the prior year due to the Corporation incurring fees associated with listing on the Toronto Stock Exchange during that prior fiscal year.

Finally, the balance of $2 million of the $5 million purchase price of the Kirkland Lake Mining Properties was paid to Kinross Gold Corporation during fiscal 2004.

B.           LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s cash balance at April 30, 2004 was $11,720,591 (2003 – $3,664,607), an increase of $8,055,984 from April 30, 2003, while its working capital surplus was $3,633,306 compared to a working capital deficit of $2,372,658 as at April 30, 2003, an improvement of $6,005,964.

The Corporation was required to spend $7.7 million raised in a ‘flow-through’ financing on exploration by December 31, 2004. By April 30, 2004 a total of $2.5 million had been spent on qualifying expenditures, with the balance of $5.2 million being spent by the December 31, 2004 deadline.

During the 2004 fiscal year proceeds from the issuance of equity totalled $37.7 million (including $4.2 million from the exercise of options and warrants) and $1 million was raised by issuing a convertible debenture in August 2003. Also during the 2004 fiscal year, the maturity date of a convertible loan in the principal amount of $2,187,500 was extended from June 11, 2003 to June 11, 2004. As at April 30, 2004 the Corporation had outstanding indebtedness of $3,088,818 from the issuance of these convertible securities. There were no restrictions on the use of such borrowings. In the 2004 fiscal year, the Corporation made payments of $2,000,000 on notes payable.

The Corporation’s borrowings are not subject to any changes due to seasonality. Funds are generally held in Canadian currency. The Corporation does not use financial instruments for hedging purposes.

The total amount of new capital invested in the Corporation’s operations stood at $11,113,659 for fiscal 2004 (2003 – $7,046,301 and 2002 – $1,556,084). Of this amount $4,839,072 (2003 – $857,584 and 2002 – nil) being for new mining equipment, and the balance of $6,274,587 being on development expenditures (2003 – $6,188,717 and 2002 – $1,556,084), as the Corporation sought to reach profitability.

Subsequent Events

On June 10, 2004 the Corporation completed the sale, by way of private placement, of a convertible promissory note in the principal amount $2,406,250. The note matured on December 10, 2004 and paid interest at the rate of 10% per year. The principal amount was convertible by the lender into Common Shares at the rate of $4.40 per share and the accrued interest was convertible by the lender into Common Shares at that rate equal to $4.40 per share or such higher rate required by the Toronto Stock Exchange. As a bonus for making the loan, the Corporation issued the lender a total of 60,156 Common Shares. The lender converted the loan on December 10, 2004 into 546,875 Common Shares and was paid the accrued interest of $120,312.

On July 29, 2004, the Corporation completed the sale, by way of private placement, of 3,987,730 Common Shares at a price of £1.63 (approximately Cdn$ 4.00) each for gross proceeds of £6,500,000 (approximately Cdn$ 15,950,920). The agents for the placement were paid a £390,000 (approximately Cdn$ 957,055 or 6%) cash commission and issued 199,386 warrants to purchase 199,386 Common Shares, which warrants are exercisable until January 30, 2006 at a price of £1.63 (approximately Cdn$ 4.00) per share.

On November 16, 2004, the Corporation completed the sale, by way of private placement, of 1,950,292 Common Shares at a price of £2.70 (approximately Cdn$ 6.00) each for gross proceeds of £5,265,788 (approximately Cdn$ 11,701,752). The agents for the placement were paid a £315,947 (approximately Cdn$ 702,105 or 6%) cash commission.

On December 10, 2004 the lender under a convertible promissory note in the principal amount $2,406,250, which paid interest at 10% per year, had a term of six months and matured on December 10, 2004, was issued 546,875 Common Shares upon the lender’s election to convert the principal amount into Common Shares at the rate of $4.40 per share on the maturity of the note. The lender elected to be paid the accrued interest of $120,312 in cash.

On December 22, 2004 the Corporation completed the sale, by way of private placement, of 500,000 Common Shares at a price of $6.00 each for gross proceeds of $3,000,000. The shares were ‘flow-through’ Common Shares entitling the investors to certain tax benefits under applicable Canadian tax legislation. The agent for the placement was paid a $180,000 (6%) cash commission.

On February 11, 2005 the lender under a convertible promissory note in the principal amount $1,000,000, which paid interest at 10% per year, had a term of 18 months and matured on February 11, 2005, was issued 250,000 Common Shares upon the lender’s election to convert the principal amount into Common Shares at the rate of $4.00 per share on the maturity of the note. The lender did not elect whether to convert the accrued interest into Common Shares at that rate equal to $4.00 per share or such higher rate required by the Toronto Stock Exchange or be paid the accrued interest in cash. Accordingly, the Corporation has recorded the accrued interest of $150,685 as an account payable and is seeking payment instructions from the lender.

On August 25, 2005 the Corporation completed the sale, by way of private placement, of 1,250,000 units at a price of $4.00 each for gross proceeds of $5,000,000. Each unit consisted of one Common Share and one-half of a Common Share purchase warrant. Each whole warrant entitled the placee to purchase a further Common Share for $4.60 until May 25, 2006. A finder was paid a $200,000 cash fee in connection with the placement.

On September 26, 2005 the Corporation completed the sale, by way of private placement, of 1,000,000 units at a price of $4.00 each for gross proceeds of $4,000,000. Each unit consisted of one Common Share and one-half of a Common Share purchase warrant. Each whole warrant entitled the placee to purchase a further Common Share for $4.60 until June 28, 2006. A finder was paid a $200,000 (5%) cash fee in connection with the placement.

On October 12 and 14, 2005 the Corporation completed the sale, by way of private placement, of 555,500 Common Shares at a price of $4.50 each for gross proceeds of $2,499,750. The shares were ‘flow-through’ Common Shares entitling the investors to certain tax benefits under applicable Canadian tax legislation. Finders were paid an aggregate of $125,000 (5%) in cash fees in connection with the placement.

On May 24 and 25, 2006 and June 2, 2006 the Corporation completed the sale, by way of private placement, of an aggregate of 1,793,500 units at a price of $9.20 each for gross proceeds of $16,500,200. Each unit consisted of one Common Share and one-half of a Common Share purchase warrant. Each whole warrant entitles the placee to purchase a further Common Share for $10.50 for a period of 12 months from the respective closings. Finders were paid an aggregate of $990,000 (6%) in cash fees in connection with the placement.

Outlook

The Corporation expected gold production for its 2004 fiscal year to be between 30,000 to 50,000 ounces. Actual production was 19,265 ounces of gold. The shortfall is attributable to the extended time taken to develop key reserve blocks which were of higher grade ore. A major contributing factor to the length of time for reserve development were conditions underground, levels of required manpower, and overall productivity. All stopes required rehabilitation and development in order to put them into a producing mode and due to the amounts of re-timbering, re-supporting the ground, and re-installing infrastructure necessary to carry on the work, this timeframe was extended. The level rehabilitation certainly impeded the planned development and stoping activities required for the extraction of the reserve.

In the 2004 fiscal year, the Corporation made considerable strides in developing the Mine Complex using its own mining workforce. The major challenge was to build its own mining workforce, unfortunately, the shortage of skilled labour, in particular, of underground miners, continued to restrain the Corporation’s progress to do so.

In addition to seeking to continue to improve efficiencies, finding additional low cost ore reserves remains a top priority of the Corporation’s management as part of the three year approximately $21 million program that commenced during the third quarter of fiscal 2004 and expected to be completed in fiscal 2007.

Capital expenditures in fiscal 2005 were expected to be $4.7 million, or $6.4 million lower than reported levels reported for the 2004 fiscal year, with roughly half of program spending on longer-term developmental work. Actual expenditures were $9.9 million. The excess expenditures are attributable to the acquisition of mobile equipment, as the Corporation continued to enhance its mining equipment to meet the requirements of the operation with some of the enhancement being outside the early projections for capital. In addition, the increase in capital spending was due to the development of significant exploration results, which have identified ore reserves, the bulk of which were not mined in the 18 months following the end of the 2004 fiscal year.

Capital spending in fiscal 2006 on mine development and equipment increased to $14.6 million, up from $9.9 million reported for the prior year. This increase resulted from an additional $6.1 million of mine development costs incurred during the year.

Capital expenditure commitments in fiscal 2007 are approximately $9.6 million. These funds will be used for the development of newly-discovered ore and the purchase of capital equipment. The Corporation expects that such funds will be provided from operating revenue and proceeds from its recent financing and exercise of warrants and options.

The Corporation believes its current working capital is sufficient for its present purposes.

As at April 30, 2004 the Corporation’s ability to continue as a going concern was dependent on future financings until the attainment of profitable and cash-generating operations, sufficient to sustain it. The Corporation’s financial statements contained herein do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Corporation be unable to continue as a going concern.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.           TREND INFORMATION

The Corporation commenced production at its mining properties during May 2002 and has gradually increased its gold production ever since. The most critical task to increase gold production in the 2005 fiscal year is to complete the dewatering and preparation for mining of the 4900-foot to 5700-foot levels. These levels permit the access of important reserves and critical infrastructure (such as two loading pockets for hoisting the ore to surface) requiring re-commissioning and provide an exploration platform to carry out critical exploration drilling. The on-going exploration campaign and the extensive definition drilling work are also important factors for increased and more efficient gold production.

Continuing operation of these properties is dependent on there being a sufficient quantity and an economic grade of ore to be processed – which is dependent on the price of gold and the Corporation’s efficiency in controlling mining and, in particular, labour costs. If the price of gold is to drop significantly, and the costs are not sufficiently controlled, it is possible that the mining properties would become uneconomical to operate (and which would have an adverse effect on the Corporation’s ability to raise funds in the equity markets required to sustain operations until profitability is attained).

The Corporation has increased the size of its mining workforce to meet the requirements of its production. While the Corporation has made considerable progress in its efforts to recruit experienced miners, additional progress must be made.

Provided the Corporation has adequate funding and the price of gold remains favourable, the Corporation plans to develop the five gold properties into a medium cost and productive gold mine.

To the Corporation’s knowledge, there are not, during the current financial year, any known trends, uncertainties (other than the price of gold), demands, commitments or events that are reasonably likely to have a material effect on the revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.           OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any; off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For the purposes of the foregoing, the term ‘off-balance sheet arrangement’ means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Corporation is a party, under which it has:

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

(c)

Any obligation under a derivative instrument that is both indexed to the Common Shares and classified in stockholders’ equity, or not reflected, in the Corporation’s statement of financial position; or

(d)

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the Corporation’s fiscal year ended April 30, 2004, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	$2,043,435	–	–	–	$2,043,435 (1)
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	$84,000	–	–	–	$84,000
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	$2,127,435	–	–	–	$2,127,435

(1)

This amount represents funds posted for reclamation bonds in connection with the acquisition of the Macassa and Lake Shore Mines. See Item 4 “History and Development of the Company – History – Current Operations – Acquisition of Kirkland Lake Mining Assets”.

G.           SAFE HARBOR

The safe harbour provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to sections E ‘Off-Balance Sheet Arrangements’ and F ‘Tabular Disclosure of Contractual Obligations’ of this Item.

ITEM 6           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s By-Laws. The Corporation’s last regular annual meeting was held on October 6, 2005. The Corporation’s officers are appointed by and serve at the pleasure of the Board of Directors.

As at the date hereof, the following persons were the officers, directors and senior management of the Corporation:

Name (1)	Position with the Corporation	Since
DOBSON, D. Harry W.	Chairman of the Board of Directors	October 11, 2001
HINCHCLIFFE, Brian A.	President, Chief Executive Officer and Director	February 26, 2001
RODRIGUE, Robert G.(2)	Chief Financial Officer	March 14, 2005
THOMSON, John S.	Executive Vice-President	May 19, 2006
LEE, Sandra	Corporate Secretary	February 27, 1995
SUTTON, Michael W.(3)	Chief Geologist & Assistant General Manager	February 1, 2002
MIDDLEMISS, Duncan K.(3)	Engineering & Production Manager	September, 9,2002
BELECQUE, Raymond A.	General Manager	January 1, 2002
BAYLEY, Brian E.(4)	Director	October 15, 1998
KOSTUIK, S. Paul(4)	Director	February 26, 2001
MILTON, George A(4)	Director	December 1, 2003

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)

Robert G. Rodrigue, the Corporation’s former Controller, replaced the Corporation’s former Chief Financial Officer, Robert P Hinchcliffe, as Chief Financial Officer on March 14, 2005. Robert Hinchcliffe is the brother of the Corporation’s President, Brian A. Hinchcliffe.

(3)	The Corporation relies upon Michael Sutton and Duncan Middlemiss to review and approve all technical information contained in its written disclosure.

(4)	Audit Committee member.

The following is biographical information on each of the persons listed above:

D. HARRY W. DOBSON has served as a director and the Chairman of the Board of Directors since October 11, 2001. In addition to his activities with the Corporation Mr. Dobson engages in various merchant banking and venture capital activities in North America and Europe. Mr. Dobson was formerly

Deputy Chairman of Lytton Minerals Limited (publicly traded diamond exploration company). He is the founder and former Chairman of American Pacific Mining Company Inc. (publicly traded mining company). Mr. Dobson also holds the following principal directorships of other publicly traded companies:

Issuer	Business
Belvedere Resources Ltd.	Gold, copper & base metal exploration
Borders and Southern Petroleum Plc	Petroleum exploration
Brazauro Resources Corp.	Gold exploration
Mountain Province Diamonds Inc.	Diamond exploration
Ovoca Resources Plc	Platinum, gold & zinc exploration
Rambler Metals & Mining Plc	Copper & gold exploration
Suroco Energy Inc.	Petroleum & natural gas exploration
Western Uranium Corp.	Uranium exploration

BRIAN A. HINCHCLIFFE has served as President and Chief Executive Officer since February 26, 2001 and as a director since February 26, 2001. Mr. Hinchcliffe was formerly President of Jordex Resources Inc. (publicly traded mining company). Prior to that, he was the President of American Pacific Mining Company Inc. (publicly traded mining company). Mr. Hinchcliffe also holds the following principal directorships of other publicly traded companies:

Issuer	Business
Rambler Metals & Mining Plc	Copper & gold exploration
Rupert Resources Ltd.	Gold exploration
Suroco Energy Inc.	Petroleum & natural gas exploration

ROBERT G. RODRIGUE has served as Chief Financial Officer since March 14, 2005 and prior thereto he was the Corporation’s controller since December 29, 2003. Mr. Rodrigue served most recently as senior controller at a major oil production project in Alberta. Prior to that, he served in senior management accounting positions at a number of large underground and open-pit mining operations for more than 25 years. Mr. Rodrigue does not have any business activities outside the Corporation.

JOHN S. THOMSON has served as Executive Vice-President since May 19, 2006. Mr. Thomson is a Chartered Accountant from Scotland who has also studied at INSEAD (a graduate business school based in Fontainebleau, near Paris). He has worked internationally in a variety of senior roles for companies including PepsiCo. Most recently, Mr. Thomson has built up and continues to maintain a successful consulting business providing advice to institutional shareholders and management teams in the media, minerals and technology sectors. He is a director (non-executive) of Parragon Publishing Ltd, a successful international publisher with operations in Europe, India, the UK and USA and was formerly the Managing Director of Vianet Group Plc., a publicly traded technology company based in the United Kingdom. Mr. Thomson’s business activities outside the Corporation consist of providing consulting services described above.

SANDRA LEE has served as Corporate Secretary since February 27, 1995. Ms. Lee is a certified legal assistant and is currently Corporate Secretary of Quest Capital Corp. (a publicly traded merchant banking company) and Quest Management Corp. (a management company wholly-owned by Quest Capital Corp.). Previously, she was Assistant Corporate Secretary and Corporate Secretary of Quest Oil & Gas Inc. (publicly traded oil and gas company) from May, 1995 to April, 1997 and before that she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. She is the corporate secretary of a number of publicly traded companies, including the following principal companies:

Issuer	Business
Greystar Resources Ltd.	Gold exploration
Midway Gold Corp.	Gold exploration
Quest Capital Corp.	Merchant banking

MICHAEL W. SUTTON has served as Chief Geologist since February 1, 2002 and as Assistant General Manager since November 2003. Previously he was employed at the Macassa Mine as a Geologist for over eight years and as Chief Geologist since 1997 by Kinross Gold Corporation. Mr. Sutton does not have any business activities outside the Corporation other than prospecting.

DUNCAN K. MIDDLEMISS has served as Engineering & Production Manager since November 2004 and, prior thereto, as Chief Mine Engineer since September 9, 2002. Previously he was employed by Barrick Gold Corp. as Chief Mine Engineer. Mr. Middlemiss does not have any business activities outside the Corporation

RAYMOND A. BELECQUE has served as General Manager since January 1, 2002. Previously he was employed as Operations Superintendent and Mill Superintendent for the Macassa Mine by Kinross Gold Corporation. Mr. Belecque has over 30 years of experience working at the mine site. Mr. Belecque does not have any business activities outside the Corporation.

BRIAN E. BAYLEY has served as a director since October 15, 1998. Mr. Bayley is the President and Chief Executive Officer of Quest Capital Corp. and President of Quest Management Corp. Mr. Bayley is an officer and director of a number of public companies and holds the following principal directorships of other publicly traded companies:

Issuer	Business
American Natural Energy Corp.	Petroleum and natural gas production
Greystar Resources Ltd.	Gold exploration
Midway Gold Corp.	Gold exploration
PetroFalcon Corporation	Petroleum and natural gas production
Quest Capital Corp.	Merchant banking
TransAtlantic Petroleum Corp.	Petroleum and natural gas production

Previously, Mr. Bayley was the Vice-President, Corporate Administration from September, 1986 to October, 1990, the President and Chief Executive Officer from October, 1990 to October, 1996, a director from November, 1990 to April, 1997 and the Corporate Secretary from October, 1996 to April, 1997 of Quest Oil & Gas Inc.

S. PAUL KOSTUIK has served as a director since February 26, 2001. Mr. Kostuik is a Professional Engineer and a self-employed mining consultant. He was formerly Chairman and Chief Executive Officer of Jordex Resources Inc. and formerly President of Quintette Coal Ltd. (privately held senior coal mining company). Mr. Kostuik is not a director of any other publicly traded company.

GEORGE A. MILTON has served as a director since December 1, 2003. Mr. Milton is a retired stock broker. He was formerly a Vice-President of Richardson Greenshield of Canada Ltd. (a stock brokerage company) from 1996 to April 1, 1998, a Director of Moss Lawson & Co. Limited (a stock brokerage company) from 1993 to 1995 and prior thereto a stock broker with, and eventually becoming a director of, Midland Walwyn Ltd. (a stock brokerage company) for 31 years. Mr. Milton does not hold any other directorship in any publicly traded companies.

B.           COMPENSATION

Compensation Summary

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended April 30, 2004 to its directors, officers and senior management:

Name	Position	Salary (Cdn$)	Bonus (Cdn$)	Benefits & Other Compensation (1) (Cdn$)
DOBSON, D. Harry W.	Chairman of the Board of Directors	0	0	0
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	177,172	0	0
HINCHCLIFFE, Robert P.	Former Chief Financial Officer (2)	124,693	0	0
RODRIGUE, Robert G.	Chief Financial Officer (2)	24,923	0	0
LEE, Sandra	Secretary	0	0	0
SUTTON, Michael W.	Chief Geologist & Assistant General Manager	77,300	2,000	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	87,400	2,000	0
BELECQUE, Raymond A.	General Manager	80,900	30,000	0
BAYLEY, Brian E.	Director	0	0	0
HOLMES, Warren W.	Director (3)	0	0	0
KOSTUIK, S. Paul	Director	0	0	0
SINCLAIR, A. Murray	Director (3)	0	0	0

(1)

Senior management did not receive any benefits from the Corporation other than health, dental and similar benefits on the same basis as paid to other employees. See “Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary” below for particulars of stock options granted to directors and officers.

(2)

Robert G. Rodrigue, the Corporation’s former Controller, replaced the Corporation’s former Chief Financial Officer, Robert P Hinchcliffe, as Chief Financial Officer on March 14, 2005. The amount shown is for the entire year.

(3)	Subsequent to the 2004 fiscal year end, two members of the Board of Directors resigned – W. Warren Holmes resigned on June 14, 2004 and A. Murray Sinclair resigned on May 10, 2005.

Agreements with Senior Officers

Other than employment agreements entered into in the ordinary course of business, the Corporation has entered into consulting agreements with two senior officers as follows:

Brian A. Hinchcliffe, President and Chief Executive Office: Written consulting agreement dated March 15, 2001 pursuant to which Mr. Hinchcliffe provides the services of a chief executive officer for the Corporation at a remuneration of US$ 120,000 per year. In consideration of Mr. Hinchcliffe entering into the agreement the Corporation paid Mr. Hinchcliffe a bonus of US$ 30,000. Effective March 1, 2004 the remuneration under the agreement was increased from US$ 120,000 to US$ 225,000 per year. In addition, bonuses and stock options may be paid or granted in the discretion of the Board of Directors. The agreement may be terminated upon two months notice.

Robert P. Hinchcliffe, Chief Financial Officer: Oral consulting agreement made in January 2003 and terminated on March 13, 2005 pursuant to which chief financial officer services were provided to the Corporation at a remuneration of US$ 85,000 per year. Pursuant to the agreement Mr. Hinchcliffe has been granted an incentive stock option to purchase 50,000 Common Shares at Cdn$ 2.20 per share until January 10, 2008. Effective February 1, 2004 the remuneration under the agreement was increased from US$ 85,000 to US$ 115,000 per year. In addition, bonuses and further stock options may be paid or granted in the discretion of the Board of Directors. The agreement was terminated on March 14, 2005 by mutual consent so Mr. Hinchcliffe could pursue other business endeavours.

Pension, Retirement & Similar Benefits

The Corporation does not have any pension or retirement plans nor does it provide any similar benefits to its directors, officers and senior management. No amounts were set aside or accrued by the Corporation during fiscal 2004 to provide pension, retirement or similar benefits for directors, officers and senior management of the Corporation.

Administration Agreement

Pursuant to an agreement dated as of February 1, 1997 between the Corporation and Quest Management Corp. (“Management”) of Suite 300, 570 Granville Street, Vancouver, British Columbia the Corporation pays $3,500 per month to Management in consideration of Management providing office space and certain services, including reception, secretarial, accounting and corporate records services, to the Corporation. These services include those of the Corporation’s corporate secretary.

Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto Stock and American Stock Exchanges and the AIM market of the London Stock Exchange. Brian E. Bayley, the President and Chief Executive Officer and a director of Capital, is a director of the Corporation and Sandra Lee, the Corporate Secretary of Capital, is the Corporate Secretary of the Corporation.

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

Service Contracts with Directors

Other than stock options which may be granted from time to time, the Corporation does not compensate its directors for their services as directors and does not have any service contracts with directors providing for payment of benefits upon termination of employment.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Corporation other than services ordinarily required of a director.

Board Committees

The only standing committee of the Board of Directors of the Corporation is an Audit Committee. The Audit Committee is responsible for reviewing the Corporation’s annual and quarterly interim financial statements before they are reviewed and approved by the Board, the Corporation’s financial reporting procedures and internal controls and the performance of the Corporation’s auditor. Such reviews are carried out with the assistance of the Corporation’s auditor, as required, and the Corporation’s senior financial management.

Members of the Audit Committee may be appointed any time by the Board of Directors. The Board, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation. The Audit Committee consists of Brian E. Bayley, George A. Milton and S. Paul Kostuik.

D.           EMPLOYEES

All of the Corporation’s employees work at the Corporation’s Mine Complex in Kirkland Lake, Ontario in the following areas:

Area	Number of Employees (by area) as at April 30
	2004		2003		2002
	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time
Administration	47	3	31	5	7	0
Maintenance	25 (1)	2	10 (1)	1	0	0
Production - Underground - Above Ground	131 (2) 21	12 2	16 (2) 13	8 0	0 0	0 0

(1)	Some maintenance is carried out for the Corporation by independent contractors.

(2)

Some underground production was carried out for the Corporation by independent contractors in fiscal 2003, however, commencing part way through fiscal 2004 the Corporation began carrying out underground production using its own employees resulting in a greater number of employees engaged in underground production as at April 30, 2004.

The Corporation’s employees voted to decertify as a union in fiscal 2003. During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew its claim.

E.           SHARE OWNERSHIP

Share Ownership

The following table sets out the Common Shares beneficially held by the directors, officers and senior management of the Corporation:

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at June 30, 2006 (1)
DOBSON, D. Harry W.	Chairman of the Board of Directors	3,390,000 (6.4%)
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	1,138,000 (2.1%)
THOMSON, John S.	Executive Vice-President	0
RODRIGUE, Robert G.	Chief Financial Officer	0
LEE, Sandra	Corporate Secretary	0
SUTTON, Michael W.	Chief Geologist & Assistant General Manager	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	0
BELECQUE, Raymond A.	General Manager	0
BAYLEY, Brian E.	Director	9,700 (0.02%)
KOSTUIK, S. Paul	Director	33,500 (0.06%)
MILTON, George A.	Director	1,058,795 (2.0%)

(1)

A total of 52,840,388 Common Shares were issued and outstanding as at June 30, 2006. Numbers shown do not include Common Shares issuable upon exercise of options or warrants. See “Options to Purchase Securities from the Corporation or Subsidiary” below.

None of the persons set out in the foregoing table have different voting rights than other shareholders.

Options to Purchase Securities from the Corporation or Subsidiary

The Corporation may grant, pursuant to its stock option plan, stock options to directors, officers and employees of and consultants to the Corporation or a subsidiary or to employees of a company providing management services to the Corporation in consideration of them providing their services to the Corporation or subsidiary. The options enable such persons to purchase Common Shares at a price fixed pursuant to the rules of the Exchange.

The number of Common Shares subject to each option is determined by the Corporation’s Board of Directors within the guidelines established by the plan and the rules of the Toronto Stock Exchange. The options can have a term of up to 10 years, but it is the Corporation’s policy to grant options for a term of no more than five years.

The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of or consultant to the Corporation or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, employee or consultant (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired. The agreements further provide that disinterested shareholder approval will be obtained prior to the reduction of the exercise price of options granted to insiders. Other than stock options there are no arrangements with the Corporation’s employees to allow them to participate in the Corporation’s capital.

The following table sets out the names of the directors, officers and senior management of the Corporation to whom stock options have been granted and the number of Common Shares subject to such stock options:

Name	Number of Common Shares under Options Granted in 2004 Fiscal year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		April 30, 2004	June 30, 2006
Officers:
DOBSON, D. Harry W. Chairman of the Board	0	100,000	100,000	1.35	October 3, 2006
HINCHCLIFFE, Brian A. President & CEO	0	200,000	0	1.10	March 27, 2006
HINCHCLIFFE, Robert P. (1) Former Chief Financial Officer	0	0	–	–	–
RODRIGUE, Robert G. (1) Chief Financial Officer	–	–	17,500	4.70	September 24, 2009
THOMSON, John S. (2) Executive Vice-President	–	–	0	–	–
LEE, Sandra Secretary	0	0	0	–	–
Directors:
BAYLEY, Brian E.	0	50,000	50,000	1.35	October 3, 2006
HOLMES, W. Warren (3)	0	35,000	–	2.05	September 12, 2004
KOSTUIK, S. Paul	0	0	0	–	–
MILTON, George A.	0	100,000	100,000	3.95	November 26, 2008
SINCLAIR, A. Murray (3)	0	0	–	–	–
Senior Management:
SUTTON, Michael W. Chief Geologist & Assistant General Manager	0 0	40,000 20,000	20,000 20,000	1.35 2.20	October 3, 2006 January 10, 2008
MIDDLEMISS, Duncan K. Engineering & Production Manager	0 0	30,000 0	0 5,000	2.20 4.70	January 10, 2008 September 24, 2009
BELECQUE, Raymond A. General Manager	0	10,000	0	2.20	January 10, 2008

(1)	Robert G. Rodrigue, the Corporation’s former Controller, replaced the Corporation’s former Chief Financial Officer, Robert P Hinchcliffe, as Chief Financial Officer on March 14, 2005.

(2)	John S. Thomson was appointed Executive Vice-President on May 19, 2006.

(3)

Subsequent to the 2004 fiscal year end, two members of the Board of Directors resigned – W. Warren Holmes resigned on June 14, 2004 and A. Murray Sinclair resigned on May 10, 2005. Their options terminated 90 days after they resigned.

ITEM 7           MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held company, with its Common Shares held by residents of Canada, the United States of America and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another company, any government or any natural or legal persons, severally or jointly, and no person, company or other entity owns, directly or indirectly, or controls more than 5% of the Common Shares, the only class of securities with voting rights, except for those listed below:

Name and Relationship to Corporation	Number of Shares Beneficially Owned (1) as at June 30, 2006	Percentage of Class (2)
DOBSON, D. Harry W. Chairman of the Board of Directors	3,490,000 (3)	6.6%

(1)	‘Shares Beneficially Owned’ includes Common Shares issuable pursuant to the exercise of warrants or stock options held by the named party.

(2)	Based on 52,840,388 Common Shares issued and outstanding at June 30, 2006 plus Common Shares issuable pursuant to the exercise of warrants or stock options held by the named party.

(3)

There has not been any significant change in the number of Common Shares owned in the past three years. This number includes 100,000 Common Shares issuable at a price of $1.35 per share until October 3, 2006 upon the exercise of a stock option.

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

B.           RELATED PARTY TRANSACTIONS

Except as disclosed herein and in note 15 of the Corporation’s 2004 annual financial statements and note 14 of the Corporation’s 2005 annual financial statements and 2006 annual financial statements, the Corporation has not, during those fiscal years and thereafter up to the date of this Annual Report, and does not presently propose to:

(1)

enter into any transactions which are material to the Corporation or a related party, or any transactions unusual in their nature or conditions, involving goods, services or tangible or intangible assets to which the Corporation was a party, with any of the persons named below; or

(2)	make any loans or guarantees to or for the benefit of any of the persons named below.

For the purposes of the foregoing, such persons are:

(1)	enterprises directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with the Corporation;

(2)

associates of the Corporation (unconsolidated enterprises in which the Corporation has significant influence or which has significant influence over the Corporation) including shareholders beneficially owning 10% or more of the outstanding Common Shares;

(3)	individuals owning, directly or indirectly, Common Shares that gives them significant influence over the Corporation and close members of any such individual’s families;

(4)

key management personnel (persons having authority in responsibility for planning, directing and controlling the activities of the Corporation including directors and senior management and close members of any such individual’s family); or

(5)

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

Not Applicable

ITEM 8           FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Corporation’s audited annual financial statements for the years ending April 30, 2004, 2003 and 2002 are contained and incorporated herein. See Item 17 “Financial Statements”.

Export Sales

Almost 100% of the gold produced from the Corporation’s operations are sold into the North American gold bullion markets.

Legal and Arbitration Proceedings

The Corporation is not involved in any legal or arbitration proceedings which may have or have had in the recent past, a significant effect on the Corporation’s financial position or profitability except as described below.

On May 8, 2006 four charges were laid against the Corporation under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the falling death of an employee in December, 2005. The Corporation entered an appearance to the proceedings on June 13, 2006 and will next appear in court on September 5, 2006 at which time it must enter a plea. If the charges proceed to trial and the Corporation is found guilty, the Corporation could be subject to fines not exceeding Cdn$ 500,000 per charge. The Corporation intends to vigorously defend itself against these charges and believes that its conduct was in compliance with the Act and that it has a good work safety environment.

Dividends

The Corporation has not paid any dividends on any of its Common Shares since incorporation. The Corporation does not presently have any intention of paying dividends. Its future dividend policy will be determined by its Board of Directors on the basis of earnings, financial requirements and other relevant factors.

B.           SIGNIFICANT CHANGES

The Corporation does not have any significant changes to report since the date of the financial statements included herein except as disclosed herein.

ITEM 9           THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

The Corporation has only one class of shares authorized, namely, the Common Shares. The Common Shares do not have a nominal or par value. There are an unlimited number of Common Shares authorized. As of June 30, 2006 a total of 52,840,388 Common Shares were issued and outstanding.

All Common Shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the Common Shares imposed by the Corporation’s constating documents. The register of Common Share is maintained by and the Common Shares can be transferred at the offices of Pacific Corporate Trust Company in Vancouver, British Columbia and Toronto, Ontario.

The following is a summary, on an annual basis, of the high and low prices of the Common Shares on the Corporation’s principal trading market, the Toronto Stock Exchange (since March 20, 2003) and TSX Venture Exchange (up to March 19, 2003), during the Corporation’s last five fiscal years:

Fiscal year	High (Cdn$)	Low (Cdn$)
2006	8.97	3.40
2005	7.04	3.35
2004	4.98	2.44
2003	3.10	1.50
2002	2.10	0.73

The following is a summary, on a fiscal quarter basis, of the high and low prices of the Common Shares on the Corporation’s principal trading market, the Toronto Stock Exchange, during the Corporation’s two most recent fiscal years and any subsequent financial quarter.

Fiscal Quarter	High (Cdn$)	Low (Cdn$)
2006
4th Quarter	8.97	4.95
3rd Quarter	5.60	3.55
2nd Quarter	4.45	3.40
1st Quarter	4.74	3.60
2005
4th Quarter	5.31	3.79
3rd Quarter	7.04	4.65
2nd Quarter	6.65	3.45
1st Quarter	4.49	3.35

The following is a summary, on a monthly basis, of the high and low prices of the Common Shares on the Corporation’s principal trading market, the Toronto Stock Exchange, during the past six months:

Month	High (Cdn$)	Low (Cdn$)
2006
June	8.20	5.61
May	9.50	7.60
April	8.97	6.77
March	7.45	5.90
February	6.65	4.95
January	5.60	3.95

B.           PLAN OF DISTRIBUTION

Not Applicable

C.           MARKETS

The Common Shares have traded on the Toronto Stock Exchange since March 20, 2003. Prior thereto, they traded on the TSX Venture Exchange – initially on the Vancouver Stock Exchange and then on the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the ‘TSX Venture Exchange’ on May 1, 2002) in Canada. The Common Shares first became publicly traded on December 10, 1984.

On July 1, 2004 the Common Shares were also listed on the AIM Market of the London Stock Exchange.

Other than described above, the Common Shares are not and have not been listed or quoted on any other exchange or regulated markets.

D.           SELLING SHAREHOLDERS

Not Applicable

E.           DILUTION

Not Applicable

F.           EXPENSES OF THE ISSUE

Not Applicable

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

C.           MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, other than contracts entered into in the ordinary course of business, in the two previous fiscal years and thereafter up to the date of this Annual Report:

1.

Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. ($2,187,500) of George Town, Cayman Islands and RAB Europe Partners L.P. ($312,500) of Dover, Delaware in respect of one year loans made to the Corporation on June 11, 2002 totalling $2.5 million and bearing interest at 10% per year. The outstanding principal was convertible by the lenders into Common Shares at the rate of Cdn$ 4.00 per share and the accrued interest was convertible by the lenders into Common Shares at that rate equal to the higher of Cdn$ 4.00 per share or the prevailing trading price at the time of conversion. The terms of the loans could be extended by one year by the issuance of 125,000 Common Shares. The loan from RAB Europe Fund Ltd. was extended by one year by the issuance of 109,375 Common Shares. The loan to RAB Europe Partners L.P. was repaid on the original maturity date. As a bonus for making the loans, the lenders were issued a total of 125,000 Common Shares at a deemed price of Cdn$ 256,250. The Corporation paid a finder’s fee of Cdn$ 25,000 in connection with this placement.

2.

Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd. of Calgary, Alberta in respect of the supply of investor relation services to the Corporation for an initial one year term (subsequently renewed) at a remuneration of $3,000 per month and a stock option to purchase 35,000 Common Shares.

3.

Agency Agreement dated June 21, 2002 pursuant to which Fahnestock Canada Inc. (now called Fort House Inc.) of Toronto, Ontario acted as the Corporation’s agent in connection with a private placement of 1 million Common Shares at $2.35 per share and in consideration of which received a 6.5% cash commission of $152,750 and a compensation option to purchase 100,000 Common Shares at a price of $2.35 per share until June 21, 2004.

4.	Subscription Agreements dated June 21, 2002 with four placees in respect of a private placement of 1 million Common Shares completed on June 21, 2002 for proceeds of $2.35 million.

5.

Agency Agreement dated December 30, 2002 pursuant to which Octagon Capital Corporation and Fahnestock Canada Inc. of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 2.625 million Common Shares at $1.80 per share and in consideration of which received 8% cash commissions totalling $378,000 and compensation options to purchase an aggregate of 393,750 Common Shares at a price of $2.05 per share until June 30, 2004.

6.	Subscription Agreements dated December 30, 2002 with various placees in respect of a private placement of 2.625 million Common Shares completed on December 30, 2002 for proceeds of $4.725 million.

7.	Listing Agreement dated March 5, 2003 with the Toronto Stock Exchange in respect of the listing of the Common Shares on the Exchange.

8.	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC of Jefferson, Louisiana in connection with the publication of a newsletter in respect of the Corporation at a cost of US$250,000.

9.

Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève of Geneva, Switzerland in respect of an 18 month loan of Cdn$ 1 million made to the Corporation on August 11, 2003 with interest at 10% per year payable every 18 months. The outstanding principal was convertible by the lender into Common Shares at the rate of Cdn$ 4.00 per share and the accrued interest was convertible by the lender into Common Shares at that rate equal to the higher of Cdn$ 4.00 per share or the 10 day weighted volume average trading price at the time of conversion. As a bonus for making the loan, the lender was issued 75,000 Common Shares at a deemed price of Cdn$ 300,000. The Corporation paid a finder’s fee of Cdn$ 50,000 in connection with this placement.

10.

Subscription Agreements dated August 8, 2003 and August 26, 2003 with 13 placees in respect of a private placement of 3.755 million units (each unit consisting of one Common Share and one- half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for a period of 24 months at a price of $3.00 per share) completed on August 8, 2003 and August 26, 2003 for proceeds of $9.763 million.

11.

Agency Agreement dated November 14, 2003 pursuant to which Fort House Inc. and Octagon Capital Corporation of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 1.925 million ‘flow-through’ Common Shares (which entitle the investors to certain tax benefits under applicable Canadian tax legislation) at $4.00 per share and in consideration of which received 5% cash commissions totalling $385,000 and warrants to purchase an aggregate of 96,250 Common Shares at a price of $3.60 per share until November 14, 2005.

12.

Subscription Agreements dated November 14, 2003 with various placees in respect of the private placement of the 1.925 million ‘flow-through’ Common Shares completed on November 14, 2003 for proceeds of $7.7 million.

13.

Agency Agreement dated December 1, 2003 pursuant to which Fort House Inc. and Octagon Capital Corporation of Toronto, Ontario acted as the Corporation’s agents in connection with a private placement of 2.2 million units at $3.90 per unit (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase a Common Share for $4.40 until June 1, 2005) and in consideration of which received 5% cash commissions totalling $283,584 on that portion of the placement sold by them.

14.	Subscription Agreements dated December 1, 2003 with eight placees in respect of the private placement of 2.2 million units completed on December 1, 2003 for proceeds of $8.58 million.

15.

Subscription Agreements dated April 29, 2004 with 24 placees in respect of a private placement of 2,174,129 units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share until July 29, 2005 at a price of $5.20 per share) completed on April 29, 2004 for proceeds of $10 million.

16.

Loan Agreement dated June 2, 2004 with Middlemarch Partners Limited of London, England in respect of a six month loan of $2,406,250 made to the Corporation on June 2, 2004 with interest at the rate of 10% per year. The outstanding principal was convertible by the lender into Common Shares at the rate of $4.40 per share and the accrued interest was convertible by the lender into Common Shares at that rate equal to $4.40 per share or such higher rate required by the Toronto Stock Exchange. As a bonus for making the loan, the lender was issued 60,156 Common Shares. The lender converted the loan on December 10, 2004 into 546,875 Common Shares and was paid the accrued interest of $120,312.50.

17.

Nominated Advisor and Broker Agreement dated June 24, 2004 with the Canaccord Capital (Europe) Limited in respect of the provision of nominated advisor services to the Corporation in connection with its listing of the Common Shares on, and the Corporation’s obligations to, the AIM Market of the London Stock Exchange Plc. The Agreement may be terminated on three months notice by either party.

18.

Agency Agreement dated July 29, 2004 pursuant to which Canaccord Capital (Europe) Limited of London, England acted as the Corporation’s agent in connection with a private placement of 3,987,730 Common Shares at £1.63 (approximately Cdn$ 4.00) per share and in consideration of which received a cash commission of £390,000 (approximately Cdn$ 957,055) (6%) and was issued warrants to purchase 199,386 Common Shares at a price of £1.63 (approximately Cdn$ 4.00) per share until January 30, 2006.

19.

Subscription Agreements dated July 29, 2004 with nine placees in respect of the private placement of the 3,987,730 Common Shares completed on July 29, 2004 for proceeds of £6.5 million (approximately Cdn$ 15,950,920).

20.

Agency Agreement dated November 16, 2004 pursuant to which Canaccord Capital (Europe) Limited of London, England acted as the Corporation’s agent in connection with a private placement of 1,950,292 Common Shares at £2.70 (approximately Cdn$ 6.03) per share and in consideration of which received a 6% cash commission of £315,947 (approximately Cdn$ 705,616).

21.

Subscription Agreements dated November 16, 2004 with seven placees in respect of the private placement of the 1,950,292 Common Shares completed on November 16, 2004 for proceeds of £5,265,788 (approximately Cdn$ 11,705,752).

22.

Agency Agreement dated December 22, 2004 pursuant to which Canaccord Capital Corporation of Toronto, Ontario acted as the Corporation’s agent in connection with a private placement completed on December 22, 2004 of 500,000 ‘flow-through’ Common Shares (which entitle the investors to certain tax benefits under applicable Canadian tax legislation) at $6.00 per share and in consideration of which received a 6% cash commission of $180,000.

23.

Subscription Agreements dated December 22, 2004 with 31 placees in respect of the private placement of the 500,000 ‘flow-through’ Common Shares completed on December 22, 2004 for proceeds of $3,000,000.

24.

Subscription Agreements dated August 25, 2005 with one placee in respect of a private placement of 1,250,000 units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $4.60 until May 25, 2006) completed on August 25, 2006 for proceeds of $5 million. A 4% finder’s fee of $200,000 was paid in connection with the placement.

25.

Subscription Agreement dated September 26, 2005 with one placee in respect of a private placement of 1 million units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $4.60 until June 28, 2006) completed on September 26, 2005 for proceeds of $4 million. A 5% finder’s fee of $200,000 was paid in connection with the placement.

26.

Subscription Agreements dated October 12 and 14, 2005 with six placees in respect of a private placement of 555,500 ‘flow-through’ Common Shares (which entitle the investors to certain tax benefits under applicable Canadian tax legislation) completed on October 12 and 14, 2005 for proceeds of $2,499,750. A 5% finder’s fee of $125,000 was paid in connection with the placement.

27.

Subscription Agreements dated May 24 and 25, 2006 and June 2, 2006 with placee in respect of a private placement of 1,793,500 units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for $10.50 for a period of 12 months) completed on September 26, 2005 for proceeds of $4 million. A 6% finders’ fee of $990,000 was paid in connection with the placement.

28.

Broker Agreements dated June 1, 2006 with Mirabaud Securities Limited and Ocean Equities Ltd. of London, England pursuant to the Corporation appointed Mirabaud and Ocean Equities as its brokers in the United Kingdom in connection with the Corporation’s public equity market issues in the United Kingdom and its obligations to, and trading of the Common Shares on, the AIM Market of the London Stock Exchange Plc. The Agreements may be terminated on three months notice by either party.

29.

Various Stock Option Agreements with directors, officers, employees and consultants pursuant to which such persons are entitled to purchase Common Shares. See Item 6 “Directors, Senior Management and Employees – Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary” for particulars.

See also Item 6 “Compensation – Agreements with Senior Officers” for terms of contracts entered into with officers of the Corporation.

D.           EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada which may affect the import or export of capital or the remittance of interest, dividends or other payments to non-resident holders of the Common Shares other than a 5% to 15% withholding tax on dividends paid to United States residents pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation” below.

E.           TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Common Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Common Shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such Common Shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any ‘taxable capital gain’ arising on the disposition of the common shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the company at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by nonresidents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

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

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a ‘functional currency’ other than the U.S. dollar, shareholders who hold Common Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a Common Share or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.

Distribution on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a ‘foreign personal holding company’ or a ‘passive foreign investment company,’ as defined below) if such U.S. Holder owns Common Shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Dividends paid on the Common Shares and the proceeds of a sale of the Common Shares, in the U.S. through a U.S., or U.S. related, paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shareholding of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as ‘passive income,’ ‘high withholding tax interest,’ ‘financial services income,’ ‘shipping income,’ and certain other classifications of income. Dividends distributed by the Corporation will generally constitute ‘passive income’ or, in the case of certain U.S. Holders, ‘financial services income’ for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the Common Shares for more than 12 months. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares:

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing ‘passive foreign investment companies’ (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is ‘passive income’, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of ‘passive income’ is 50% or more. The Corporation does not believe that it is a PFIC. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a ‘controlled foreign corporation’ (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of Common Shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) ’net capital gain’ (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ’ordinary earnings’ (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their Common Shares (or deemed to be realized on the pledge of their Common Shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as ‘personal interest’ that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a ‘qualified electing fund’ with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a ‘controlled foreign corporation’ (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation re-qualifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder’s reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such Common Shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for Common Shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the Common Shares will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Common Shares in question and the Corporation is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Common Shares and (ii) certain ‘excess distributions’, as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Common Shares and all excess distribution of his Common Shares and all excess distributions over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as ‘personal interest’ which, as discussed above, is wholly non-deductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Corporation will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

Certain special, generally adverse, rules will apply with respect to Common Shares while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such Common Shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of Common Shares or the total value of the Common Shares is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of Common Shares (a “US 10% Shareholder”), the Corporation will be a ‘controlled foreign corporation’ under Subpart F of the Code. This classification would create many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a US 10% Shareholder of a CFC currently on their pro rata Common Shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata Common Shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by a U.S. Holder of Common Shares who is or was a United States 10% Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of earnings and profits of the Corporation attributable to the Common Shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of US 10% Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of US 10% Shareholders. Special rules apply to United States shareholders subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of Common Shares, a more detailed review of these rules is outside of the scope of this discussion.

F.           DIVIDENDS AND PAYING AGENTS

Not applicable.

G.           STATEMENTS BY EXPERTS

Not applicable.

H.           DOCUMENTS ON DISPLAY

The documents concerning the Corporation referred to herein may be viewed at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada during normal business hours.

I.           SUBSIDIARY INFORMATION

Not required.

ITEM 11           QUANTITATIVE AND QUALITATIVE
                           DISCLOSURE ABOUT MARKET RISK

The only form of significant market risk that applies to the Corporation is gold price fluctuation. The Corporation’s gold sales and purchase transactions are denominated in Canadian dollars, therefore, there is little market risk from currency exchange fluctuations and that which does exist is essentially a part of the gold price fluctuations. The Corporation does not have any hedging or similar program for the management of its exposure to gold price fluctuations.

Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and purchases by investors. Inherent in the gold price risk is a component of exchange rate risk affected by factors such as supply and demand for Canadian and United States currencies and economic conditions in each country. In fiscal 2004 the gold prices ranged from Cdn$ 467 to Cdn$ 559. For the purpose of the sensitivities presented in the table below, the Corporation assumed that gold is valued at Cdn$ 530 per ounce.

The following table shows the estimated impact on income per share of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant.

A 10% Change in	Will have an Impact on Earnings per Share of
Gold price	$0.03

ITEM 12           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been:

(1)	a material default in the payment of principal, interest, a sinking or purchase fund instalment, or

(2)	any other material default not cured within 30 days,

relating to the Corporation’s indebtedness where the amount of the indebtedness exceeds 5% of its total assets on a consolidated basis.

ITEM 14           MATERIAL MODIFICATIONS TO THE
                           RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Corporation nor anyone else has modified materially:

(1)	the instruments defining the rights of holders of any class of its registered securities; or

(2)	qualified the rights evidenced by any class of its registered securities by issuing or modifying any other class of securities.

Neither the Corporation nor anyone else has withdrawn or substituted a material amount of the assets securing any class of the Corporation’s securities.

Neither the trustees nor pay agents for any registered securities have changed during the last financial year.

ITEM 15           CONTROLS AND PROCEDURES

Disclosure controls and procedures

‘Disclosure controls and procedures’ are controls and other procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed or submitted under the United States Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. These include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed under the Exchange Act is accumulated and communicated to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2004, being the date of the Corporation’s fiscal year end for which year this Annual Report has been prepared. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of that fiscal year the Corporation’s disclosure controls and procedures were not effective since they did not result in the Corporation’s Annual Reports on Form 20-F for fiscal 2004 and 2005 being filed with the SEC within the time periods specified in the SEC’s rules and forms. Nevertheless the disclosure controls and procedures did operate to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act (and in all other jurisdictions) was (i) recorded, processed and summarized within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The 2004 filing is being rectified with this filing and the 2005 filing is expected to be rectified at approximately the same time. The Corporation has confirmed its intention to make all future filings within the prescribed time periods.

The design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Managements Annual Report on Internal Control over Financial Reporting

Not applicable.

Attestation Report

Not applicable.

Changes in Internal Control over Financial Reporting

During the Corporation’s fiscal year ended April 30, 2004, there were no changes in its internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

The term ‘internal control over financial reporting’ is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

ITEM 16A        AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation’s Board of Directors has determined that the Corporation does not have an ‘audit committee financial expert’ in its Audit Committee and has not sought out and attracted a person with the qualifications of an audit committee financial expert to sit on its Board of Directors and be a member of its Audit Committee. Nevertheless, the Board is of the view that the members of the Audit Committee have collective experience sufficient to meet many of the requirements of an ‘audit committee financial expert’. The members have served as directors and officers of numerous publicly traded companies in the same business as the Corporation during which time they have overlooked the preparation, audit and evaluation of financial statements.

For the purposes hereof an ‘audit committee financial expert’ is a person having the following attributes:

(1)	An understanding of generally accepted accounting principles and financial statements;

(2)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(4)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(5)	An understanding of internal controls and procedures for financial reporting; and

(6)	An understanding of audit committee functions.

And that person must have acquired such attributes through any one or more of the following:

(1)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(2)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(3)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(4)	Other relevant experience, as described above.

The SEC has indicated that the designation of an individual as an audit committee financial expert does not make that person an ‘expert’ for any purpose, impose any duties, obligations or liability on that person greater than those imposed on the other members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

ITEM 16B        CODE OF ETHICS

The Corporation has adopted a Code of Ethics that applies to its chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions as well as its Board of Directors and senior officers. A copy of the Code is attached to this Annual Report as an Exhibit.

There has not been any amendment to a provision of the Code of Ethics that applies to the Corporation’s chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions during the Corporation’s fiscal year for which this Annual Report is filed. Furthermore, the Corporation has not granted a waiver, including an implicit waiver (through failing to take action within a reasonable period of time), from a provision of its Code of Ethics to any of such persons during such fiscal year.

The term ‘code of ethics’ means written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with, or submits to, the SEC and in other public communications made by the registrant;

(3)	compliance with applicable governmental laws, rules and regulations;

(4)	the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

(5)	accountability for adherence to the code.

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed to the Corporation by its principal accountant (auditor), PricewaterhouseCoopers LLP, in each of the last two fiscal years for various services are as follows:

Audit Fees

For the audit of the Corporation’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years were:

2004:     $138,350           2003:     $91,900

Audit-Related Fees

For assurance and related services reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the heading ‘Audit Fees’ above were:

2004:     $0                       2003:    $1,000

The services provided were related to the Corporation’s preparation of quarterly financial statements.

Tax Fees

For tax compliance, tax advice, and tax planning were:

2004:     $10,000           2003:     $10,400

The services provided were in connection with the filing of the Corporation’s annual tax returns.

All Other Fees

For all other services were:

2004:     $0                     2003:     $0

Fee Pre-Approval Policies of the Audit Committee

As required under Regulation S-X, the independence of the Corporation’s principal accountant (auditor), PricewaterhouseCoopers LLP, is maintained by the Audit Committee reviewing and pre-approving all audit-related services, and any non-audit services, to be provided by, and the estimated fees and other compensation related thereto to be paid to (or establishing a limit for such fees and compensation), the principal accountant. One or more independent members of the Committee may give such pre-approval to the principal accountant to perform non-audit services if notice of such pre-approval is subsequently presented to the Audit Committee’s next scheduled meeting for ratification and is ratified by the Committee.

In accordance with these procedures, the Audit Committee approved all of the services described above in this Item.

During the 2004 fiscal year the Corporation did not rely on the exemption in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in respect of the non-audit services rendered by the Corporation’s principal accountant (auditor). That section exempts the Corporation’s principal accountant (auditor) from the requirement to be independent of the Corporation and not provide any non-audit services for the Corporation if the total fees paid to the principal accountant for the non-audit related services does not exceed 5% of the principal accountant’s fees to the Corporation for the fiscal year, such services were not recognized by the Corporation to be non-audit related at the time the principal accountant was retained to perform them and such services were promptly brought to the attention of, and approved by, the Audit Committee before the completion of the audit for that fiscal year.

To the best of the Corporation’s knowledge, the percentage of hours expended on the principal accountant’s (auditor) engagement to audit the Corporation’s financial statements for the 2004 fiscal year which was attributable to work performed by persons other than the principal accountant’s (auditor) full-time permanent employees was less than 50%.

ITEM 16D        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Common Shares are not listed on a ‘national securities exchange’ in the United States of America, therefore, it is not necessary for the Corporation to rely on the exemption from the listing standards of such an exchange for its audit committee.

ITEM 16E        PURCHASES OF EQUITY SECURITIES BY THE ISSUER
                         & AFFILIATED PURCHASERS

During the 2004 fiscal year there were not any purchases made by or on behalf of the Corporation or any ‘affiliated purchaser’ of the Corporation’s equity securities.

PART III

ITEM 17           FINANCIAL STATEMENTS

The following financial statements for the years ended April 30, 2004, 2003 and 2002 are included herein.

The Corporation’s consolidated financial statements for the year ended April 30, 2004 are reported on by the Corporation’s auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 19 of the annual financial statements.

Kirkland Lake Gold Inc.

Financial Statements
April 30, 2004 and 2003
(expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of Kirkland Lake Gold Inc. as at April 30, 2004 and 2003 and the statements of operations and deficit and cash flows for each of the years in the three year period ended April 30, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2004 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

June 25, 2004
(except as to notes 1 and 20, which is as of August 25, 2004)

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, B.C., Canada

June 25, 2004

Kirkland Lake Gold Inc.
Balance Sheets
As at April 30, 2004 and 2003

(expressed in Canadian dollars)

	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	11,720,591	3,664,607
Short-term investments (note 4)	190,000	190,000
Accounts receivable	435,006	313,168
Inventories (note 5)	1,527,553	583,290
Prepaid expenses and deposits	323,194	444,220
	14,196,344	5,195,285
Deferred finance charges (note 9)	233,591	6,250
Mineral properties (note 6)	14,118,836	8,117,495
Property, plant and equipment (note 7)	9,937,904	5,971,094
Mine closure bonds (note10)	2,043,435	2,043,435
	40,530,110	21,333,559
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,474,220	3,464,472
Current portion of notes payable (note 8)	-	1,926,849
Convertible loans (note 9)	3,088,818	2,176,622
	10,563,038	7,567,943
Mortgage payable	84,000	-
Provision for reclamation and site restoration (note 10)	2,043,435	2,043,435
	12,690,473	9,611,378
Shareholders’ Equity
Capital stock (note 11)
Authorized
Unlimited common shares without par value
Issued
36,479,606 (2003 - 24,076,166) common shares	51,956,501	17,757,582
Options (note 12)	170,451	112,362
Warrants (note 13)	4,983,765	696,270
Equity component of convertible loans	271,839	82,728
Contributed surplus	18,010	18,010
Deficit	(29,560,929)	(6,944,771)
	27,839,637	11,722,181
	40,530,110	21,333,559
Nature of operations and going concern (note 1)
Subsequent events (note 20)

Approved by the Board of Directors

“Brian E. Bayley”	Director	“Paul Kostuik”	Director

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Operations and Deficit
For the years ended April 30, 2004, 2003 and 2002

(expressed in Canadian dollars, except per share amounts)

	2004	2003	2002
	$	$	$

Mining revenue	9,807,106	11,704,639	-
Operating costs	25,045,418	10,787,637	-
Amortization and depletion	1,229,508	785,337	225,593

	(16,467,820)	131,665	(225,593)

General and administrative	1,889,778	2,264,735	1,333,405
Royalties	280,105	236,216	-
Exploration	3,124,589	1,798,836	473,830
Amortization of finance charges	520,472	237,016	-
Interest and bank charges	419,807	598,488	159,925
Foreign exchange loss (gain)	642	142	(14,166)
Interest and other income	(87,055)	(68,789)	-

	6,148,338	5,066,644	1,952,994

Loss for the year	(22,616,158)	(4,934,979)	(2,178,587)

Deficit - Beginning of year	(6,944,771)	(2,009,792)	(14,429,101)

Reduction of stated capital against deficit
(note 11)	-	-	14,597,896

Deficit - End of year	(29,560,929)	(6,944,771)	(2,009,792)

Basic and diluted loss per share	(0.76)	(0.25)	(0.16)

Weighted average number of shares
outstanding	29,693,146	19,942,514	13,387,544

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Cash Flows
For the years ended April 30, 2004, 2003 and 2002

(expressed in Canadian dollars)

	2004	2003	2002
	$	$	$

Cash flows from operating activities
Loss for the year	(22,616,158)	(4,934,979)	(2,178,587)
Items not affecting cash
Amortization and depletion	1,229,508	785,337	225,593
Accretion of interest and amortization of
finance charges	694,930	606,163	187,671
Stock-based compensation	81,515	22,133	128,168

	(20,610,205)	(3,521,346)	(1,637,155)
Changes in non-cash working capital items
Accounts receivable	(121,838)	(183,118)	(128,520)
Inventories	(944,263)	(583,290)	-
Prepaid expenses and deposits	121,026	(313,422)	(121,831)
Accounts payable and accrued liabilities	4,009,748	2,498,277	877,937

	(17,545,532)	(2,102,899)	(1,009,569)

Cash flows from financing activities
Net proceeds from issuance of capital stock	37,715,175	9,981,917	8,274,369
Proceeds from issuance of convertible loans	1,000,000	2,500,000
Finance charges	-	(25,000)	-
Payment of notes payable and convertible loans	(2,000,000)	(3,312,500)	-

	36,715,175	9,144,417	8,274,369

Cash flows from investing activities
Purchase of property, plant and equipment	(4,839,072)	(857,584)	-
Purchase of short-term investments	-	-	(190,000)
Additions to mineral properties	(6,274,587)	(6,188,717)	(1,556,084)
Mine closure bonds	-	-	(2,043,435)

	(11,113,659)	(7,046,301)	(3,789,519)

Increase (decrease) in cash and
cash equivalents	8,055,984	(4,783)	3,475,281

Cash and cash equivalents -
Beginning of year	3,664,607	3,669,390	194,109

Cash and cash equivalents - End of year	11,720,591	3,664,607	3,669,390

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these financial statements.

1	Nature of operations and going concern

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

At April 30, 2004, the company had working capital of $3,633,306. Included in this balance are convertible loans of $3,088,818, which were extended for another year at the company’s option. Subsequent to year-end, the company raised $14.2 million net proceeds in a private placement (note 20).

Management estimates that these funds, together with funds from operations will be sufficient to meet the company’s obligations for the coming year. Actual funds available from operations may vary significantly from management’s estimates, due to changes in gold prices and foreign exchange rates, which are outside the control of management, and the success in achieving future production volumes and production costs which the company has not been able to achieve to date. Differences between actual results and management’s estimates will occur, and these differences may be material. Accordingly, there is no assurance that operations will result in sufficient funds being available to the company to continue in the normal course.

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

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with maturity of 90 days or less at the date of acquisition.

Short-term investments

Short-term investments represent term deposits with an initial maturity of greater than 90 days. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers. Short-term investments are carried at the lower of cost and market value.

Inventories

Dore bars and gold in process are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site. The company uses a rolling period average cost to value the inventory of gold on hand and in process. Mine operating supplies are valued at average cost less allowance for obsolescence.

Mineral properties and deferred exploration costs

The company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term mine development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are currently accessible by the company. Management’s estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the company’s investment in mineral properties. The company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances warrant. When the carrying value is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is below the asset’s carrying value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortized on a straight-line basis over the following terms:

Computer equipment	3 years
Mine and mill equipment	10 years
Vehicles	5 years
Buildings	10 years

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

Revenue recognition

The company sells its gold bullion in the spot market. Revenue is recognized on title transfer of the gold to purchasers which occurs when the gold is received by the purchaser. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determined.

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

Income taxes

The company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Flow-through shares

The company from time-to-time issues flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, to the extent that the company does not have unrecognized loss carryforwards to offset any firm liabilities, share capital is reduced and a future tax liability is recorded equal to the estimated amount of the future income tax liability of the company as a result of the renunciations are made.

Loss per common share

The company follows the treasury stock method in the calculation of diluted earnings per share. Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.

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

The terms of the acquisition were:

a)	Cash payments aggregating $5 million which have been made.

b)

A net smelter royalty granted to the vendor which is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due, if any, is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million. During the year ended April 30, 2004, royalties under this agreement amounted to $264,974 (2003 - $233,216).

c)	Assumption of all existing environmental and rehabilitation costs of the mining properties, including the assumption of mining closure bonds previously posted by the vendor and aggregating $2,043,435.

d)	The payment of certain care and maintenance costs incurred by the vendor from the time of the agreement to the closing date of December 14, 2001.

The properties acquired comprise an aggregate of 224 patented and unpatented mining claims and crown leases. Some of the mining interests are subject to royalty interests payable to parties other than the vendor. These royalty interests differ depending on the claim, and range from net smelter royalties of 1% to 2%, production royalties of $0.10 to $4.00 per ton of ore mined or net profit royalties from 2% to 5%, while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%. During the year ended April 30, 2004, these royalties amounted to $15,131 (2003 - $3,000).

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

5	Inventories

	2004	2003
	$	$

Mine operating supplies	626,146	74,802
Gold in process	719,232	508,488
Dore bars	182,175	-

	1,527,553	583,290

6	Mineral properties

The company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario (note 3).

	2004	2003
	$	$

Balance - Beginning of year	8,117,495	2,037,369

Rehabilitation and development costs	6,274,587	6,188,717
Depletion	(273,246)	(108,591)

Balance - End of year	14,118,836	8,117,495

	2004	2003
	$	$

Acquisition allocation (note 3)	781,127	795,674
Underground development	10,427,302	4,412,246
Underground pumping	1,946,609	1,917,522
Mill and surface facilities rehabilitation	146,640	149,371
Lakeshore underground access ramp	817,158	842,682

	14,118,836	8,117,495

7	Property, plant and equipment

			2004

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	162,724	75,075	87,649
Mine and mill equipment	11,366,457	1,762,758	9,603,699
Vehicles	78,142	20,768	57,374
Buildings	189,182	-	189,182

	11,796,505	1,858,601	9,937,904

			2003

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	115,359	29,040	86,319
Mine and mill equipment	6,712,710	865,971	5,846,739
Vehicles	45,364	7,328	38,036

	6,873,433	902,339	5,971,094

8	Notes payable

The company signed notes payable in connection with the acquisition of the mining properties and mining assets in Kirkland Lake, Ontario (note 3(a)). The notes were non-interest bearing and were repayable on various dates from June 2002 through December 13, 2003. The notes have been discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the company.

	2004	2003
	$	$

Balance - Beginning of year	1,926,849	4,641,370

Accretion of interest	73,151	285,479
Less: Payments	(2,000,000)	(3,000,000)

Balance - End of year	-	1,926,849

9	Convertible loans

a)

On June 11, 2002, the company completed a loan financing of $2,500,000. The loans had a term of one year, which was extended for one year at the Company’s option (extended during the year), and carried interest at the rate of 10% per year.

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

During the year ended April 30, 2003, the company repaid part of the convertible loans with a face value of $312,500. As a result of the redemption $11,818 of the value of the equity conversion feature of the convertible loans was transferred to contributed surplus leaving a balance of $82,728 as the equity component of convertible loans. Subsequent to the year ended April 30, 2004, the company repaid the balance of the convertible loans (note 20).

The company has determined the value of the equity conversion feature of the convertible loans to be $94,546 using the Black-Scholes option pricing model. The remainder of $2,405,454 has been classified as debt.

The lenders received an aggregate of 125,000 special warrants exercisable at deemed value of $2.05 for 10 years, as a bonus for making the loans, which were recorded as finance charges at an estimated fair value of $218,266. The special warrants were converted into common shares on February 21, 2003.

On December 5, 2003, the lenders received 109,375 common shares, at a fair value of $4.78 per share to extend the maturity date of the $2,187,500 note payable to June 11, 2004. The fair value of the shares has been recorded as finance charges of $522,813 and will be amortized over the remaining term of the loan.

b)

On August 11, 2003, the company completed a loan financing of $1,000,000. The loan has a term of 18 months (expiring February 11, 2005), which can be extended for 18 months at the company’s option (see below), and bears interest at the rate of 10% per year.

The principal amount of the loan is convertible at the lenders’ option into common shares at the rate of $4.00 per common share and the accrued interest is convertible into common shares at the rate equal to the higher of $4.00 per common share or the then market price of the company’s shares.

The company has determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model. The remainder of $810,889 was classified as debt.

The lender received an aggregate of 75,000 common shares at $3.00 per common share, as a bonus for making the loans, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

At the company’s option, the maturity date of the loan may be extended to 36 months by the issuance of 75,000 common shares. The common shares, when issued, will be subject to a four-month hold period from issuance. If the loan is redeemed by the company within the first or second 18-month term, the lender shall receive warrants to purchase that number of common shares equal to 0.2875 times the amount of unpaid principal. The warrants would be exercisable at $4.00 per share until the next 18-month anniversary of the loan. The lender shall also receive the balance of the 18 months of interest to the end of the first or second 18-month term.

c)	A summary of deferred finance charges incurred and amortization is shown below:

	2004	2003
	$	$

Balance - Beginning of year	6,250	-

Finance charges incurred	747,813	243,266
Less: Amortization	(520,472)	(237,016)

Balance - End of year	233,591	6,250

10	Provision for reclamation and site restoration

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

11	Capital stock

	Number
	of shares	Amount
		$

Balance - April 30, 2001	9,559,239	14,545,449

Exercise of options	7,500	10,125
Exercise of warrants	2,011,765	618,236
Common shares issued for cash (c) and (b)	6,400,000	8,320,000
Share proceeds allocated to warrants (c) and (b)	-	(1,044,040)
Share issuance costs	-	(673,992)
Reduction of stated capital (a)	-	(14,597,896)

Balance - April 30, 2002	17,978,504	7,177,882

Exercise of options (note 12)	97,500	184,721
Exercise of warrants (note 13)	2,375,162	4,270,874
Private placements (d) and (e)	3,625,000	7,075,000
Share issuance costs	-	(950,895)

Balance - April 30, 2003	24,076,166	17,757,582

Exercise of options (note 12)	605,950	931,246
Exercise of warrants (note 13)	1,558,986	3,268,701
Private placements ((f) through (k))	10,054,129	36,043,993
Convertible loan	184,375	747,813
Share issuance costs	-	(2,052,186)
Share proceeds allocated to warrants	-	(4,740,648)

Balance - April 30, 2004	36,479,606	51,956,501

a)	At the company’s annual general meeting, held on October 17, 2001, shareholders approved a reduction of stated capital of $14,597,896.

b)

On March 5, 2002, the company issued 1,500,000 units at a price of $1.30 per unit for gross proceeds of $1,950,000. Each unit comprised one common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further common share for a period of 24 months at a price of $1.60 per share. The company incurred commissions, fees and legal costs totalling $108,410 in connection with this share issuance. The share purchase warrants issued as part of these private placement units have been recorded at a fair value of $238,817.

c)

On December 12 and 14, 2001, the company issued 400,000 flow-through common shares at $1.30 per share and 4,500,000 units at a price of $1.30 per unit for gross proceeds of $6,370,000. Each unit comprised one (non-flow-through) common share and one-half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further (non-flow-through) common share for a period of 24 months at a price of $1.55 per share. The agent was issued warrants which entitled the agent to purchase 490,000 shares for a period of 24 months at a price of $1.30 per share. The company incurred commissions, fees and legal costs totalling $565,582 in connection with these share issuances. The share purchase warrants issued as part of these private placement units have been recorded at a fair value of $805,223.

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

f)

On August 8, 2003, the company closed the first of two tranches of a private placement of 3,755,000 units. In the first tranche, the company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400. On August 26, 2003, the company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of two years (expiring August 8 and August 26, 2005) at a price of $3.00 per share. The company incurred commissions, fees and legal costs totalling $538,080 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $2,150,084.

g)

On November 14, 2003, the company completed a flow-through private placement, raising $7,700,000 through the sale of 1,925,000 shares at $4.00 per share. The proceeds from the financing are being used to fund further exploration expenses on the company’s Kirkland Lake, Ontario, mining properties. A fee of 5% of the proceeds raised was paid to the agents. The company also issued agents compensation warrants to purchase 96,250 shares, which are exercisable for a period of 24 months (expiring November 14, 2005) at a price of $3.60 per share. The company incurred commissions, fees and legal costs totalling $430,499 in connection with this placement. The compensation warrants issued as part of this placement have been recorded at fair value of $158,788. At April 30, 2004, the company has a commitment to incur $5,163,723 of eligible flow through expenditures.

h)

On December 2, 2003, the company completed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months (expiring June 1, 2005) at a price of $4.40 per share. Two family trusts, the beneficiaries of which are the spouse and sister of the company’s Chairman, D. Harry W. Dobson, subscribed for over 50% of the placement. The company incurred commissions, fees and legal costs totalling $406,819 in connection with this placement.

The share purchase warrants issued as part of this placement have been recorded at fair value of $1,659,959.

i)	On December 5, 2003, the company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004 (note 9(a)).

j)	On August 11, 2003, the company issued 75,000 common shares at a fair value of $3.00 per common share, as a bonus on the $1,000,000 convertible loan financing (note 9(b)).

k)

On April 29, 2004, the company completed a private placement of 2,174,129 units at a price of $4.60 per unit for gross proceeds of $10,000,993. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share for a period of 15 months (expiring July 29, 2005) at a price of $5.20 per share. The company incurred commissions, fees and legal costs totalling $475,000 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $930,606.

12	Options

The company has adopted a stock option plan. The plan allows the company to grant options to directors, senior officers and employees of or consultants to the company and its subsidiaries or employees of a corporation providing management services to the company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 2,000,000 shares.

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

Notwithstanding that options can have a maximum term of 10 years it is presently the policy of the company to issue options for terms of five years.

The change in stock options issued during the years ended April 30 is as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding - Beginning
of year	1,735,000	1.65	1,173,000	1.34	350,000	1.10

Granted	327,500	3.60	679,500	2.20	830,500	1.44
Exercised	(605,950)	1.50	(97,500)	1.57	(7,500)	1.35
Forfeited	(30,000)	2.78	(20,000)	1.85	-	-

Options outstanding - End of year	1,426,550	2.16	1,735,000	1.65	1,173,000	1.34

Options exercisable - End of year	846,550	1.59	1,077,500	1.36	882,500	1.25

The following table summarizes information about stock options outstanding and exercisable at April 30, 2004:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
Exercise	Options	Options	remaining	remaining
price	outstanding	exercisable	life	life
			(years)	(years)

1.10	200,000	200,000	1.91	1.91
1.35	299,300	299,300	2.43	2.43
1.60	75,000	75,000	2.95	2.95
2.05	35,000	35,000	3.06	3.06
2.20	474,750	202,250	3.70	3.70
2.45	35,000	35,000	3.10	3.10
2.80	67,500	-	4.29	-
3.95	240,000	-	4.58	-

1.10 - 3.95	1,426,550	846,550	3.29	2.71

The company grants all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. No compensation expense has been recognized on the employee stock option in the statements of operations. If compensation expense for all grants under the employee stock option plan had been determined by the fair value method, loss and loss per share would have been as follows:

	2004	2003
	$	$

Loss for the year
As reported	(22,616,158)	(4,934,979)
Pro forma	(23,280,332)	(5,096,965)

Basic and diluted loss per share
As reported	(0.76)	(0.25)
Pro forma	(0.78)	(0.26)

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

	2004	2003

Expected life of options	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 5%
Expected stock price volatility	70%	70%
Expected dividend yield	-	-
Weighted-average fair value of options	$2.75	$2.18

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock option.

During the year ended April 30, 2004, the fair value recorded for stock options granted to non-employees for consulting services is $81,515 (2003 - $22,133). The fair value of these options is estimated using the Black-Scholes option pricing model.

The value ascribed to unexercised options recorded as a component of equity is as follows:

	2004	2003
	$	$

Balance - Beginning of year	112,362	128,168

Options granted to non-employees	81,515	22,133
Exercise of options	(23,426)	(31,747)
Options forfeited	-	(6,192)

Balance - End of year	170,451	112,362

13	Warrants

The changes in warrants outstanding are as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Warrants outstanding - Beginning
of year	1,721,823	1.63	3,478,235	1.53	2,000,000	0.30

Granted	4,160,810	3.96	618,750	2.10	3,490,000	1.53
Exercised	(1,558,986)	1.70	(2,375,162)	1.43	(2,011,765)	0.31

Warrants outstanding - End
of year	4,323,647	3.88	1,721,823	1.63	3,478,235	1.53

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2004	2003
	$	$

Balance - Beginning of year	696,270	1,044,040

Unit proceeds allocated to warrants	4,740,649	-
Agents warrants issued in private placements	158,788	315,211
Bonus warrants on issuance of convertible loans	-	218,266
Exercise of warrants	(611,942)	(881,247)

Balance - End of year	4,983,765	696,270

14	Financial instruments

The company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, notes payable and convertible loans. At April 30, 2004, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

15	Related party transactions

The following related party transactions occurred during the year:

	a)	The company paid office facilities and administration services in the amount of $42,000 (2003 - $49,500) to a company related by directors in common.

b)

At April 30, 2004, accounts payable included $3,500 (2003 - $3,953) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

16	Income taxes

a)

Income taxes expenses vary from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.4% (2003 - 37.9%; 2002- 39.6%) to loss before income tax recovery as follows:

	2004	2003	2002
	$	$	$

Loss before income taxes recovery	(22,616,158)	(4,934,979)	(2,178,587)

Expected income taxes recovery	(8,232,282)	(1,870,357)	(862,720)
Losses for which an income tax
benefit has not recognized	6,603,085	1,472,291	862,720
Resource allowance and
non-deductible items	1,629,197	398,066	-

	-	-	-

b)

Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the company’s future tax assets are as follows:

	2004	2003	2002
	$	$	$

Net operating loss carry-forwards	7,365,758	1,040,125	1,105,309
Mineral properties	1,646,470	1,845,256	234,886
Property, plant and equipment	762,848	269,879	(253,958)
Share issuance costs	1,001,596	361,076	191,952

	10,776,672	3,516,336	1,278,189
Less: Valuation allowance	(10,776,672)	(3,516,336)	(1,278,189)

Net future tax assets	-	-	-

c)	The company has non-capital losses, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

$

2005	58,882
2006	162,661
2007	123,249
2008	412,780
2009	916,624
2010	4,150,879
2011	14,578,685

20,403,760

17	Segmented information

The company has one operating segment consisting of a mining and mill operation located in Kirkland Lake, Canada. During the years ended April 30, 2004 and 2003, all of the company’s capital assets, revenues earned and operations were in Canada.

18	Supplemental cash flow information

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the years ended April 30, 2004, 2003 and 2002, the company conducted non-cash financing and investing activities as follows:

	2004	2003	2002
	$	$	$

Mineral property, plant and equipment
acquired under note payable	-	-	4,453,699
Warrants issued as share issuance costs	158,788	312,500	1,044,040
Warrants issued as finance charges for loan	747,813	218,266	-
Value assigned to options/warrant exercised	635,367	912,994	-

19	Material differences between Canadian and United States GAAP

The financial statements of the company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2004	2003	2002
	$	$	$

Loss for the year
Loss for the year following Canadian GAAP	(22,616,158)	(4,934,979)	(2,178,587)
Accretion of convertible loan (a)	101,307	83,668	-

Loss for the year following U.S. GAAP	(22,514,851)	(4,851,311)	(2,178,587)

Basic and diluted loss per share following
U.S. GAAP	(0.76)	(0.24)	(0.16)

Convertible loans
Convertible loans following Canadian GAAP	3,088,818	2,176,622	-
Equity component of convertible loan (a)	283,657	94,546	-
Accretion of convertible loan (a)	(184,975)	(83,668)	-

Convertible loans following U.S. GAAP	3,187,500	2,187,500	-

Shareholders’ Equity
Shareholders’ equity following
Canadian GAAP	27,839,637	11,722,181	6,340,298
Equity component of convertible loan (a)	(283,657)	(94,546)	-
Accretion of convertible loan (a)	184,975	83,668	-

Shareholders’ equity following U.S. GAAP	27,740,955	11,711,303	6,340,298

a)	Convertible loans

On June 11, 2002 and August 11, 2003, the company issued convertible loans (note 9). Under Canadian GAAP, the fair value of the equity conversion feature is valued and recorded as a component of shareholders’ equity and the carrying amount of the loans are accreted over the term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed.

b)	Asset retirement obligations

Effective May 1, 2003, the company has adopted the new accounting standard for asset retirement obligations, FAS 143. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the company’s financial position or results.

c)	Reduction of stated capital

Canadian GAAP allows for the deficit of a company to be offset against the recorded amount of share capital upon approval of the shareholders such as the reduction of $14,597,896 approved by the shareholders on October 17, 2001. U.S. GAAP does not generally allow such an offset to be given accounting recognition. Accordingly, under U.S. GAAP, the amounts recorded for each of share capital and deficit would be increased by $14,597,896 to eliminate the reductions recorded by the company under Canadian GAAP.

d)	Flow-through shares

Under U.S. GAAP, the premium or discount to the market-trading price of the shares, if any, related to the flow-though feature should be accounted for separately. At the time the qualifying expenditures are made, the related premium or discount is reversed and offset against the tax provision and the deferred tax liability is adjusted by a like amount. There was no premium on the issuance of flow-through shares and therefore no measurement differences occurred.

e)	Impact of Recently Issued Accounting Standards

The Canadian Institute of Chartered Accountants (CICA) has released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The company will be required to adopt the standard retroactively on May 1, 2004. The impact on adoption will be an adjustment to opening retained earnings of $826,010.

In 2004, the CICA issued EIC 146 “Flow-through shares” which establishes standards of accounting for the issuance of flow through securities. It establishes when future income tax liabilities must be recognized and the treatment of the benefits of the loss carryforward. EIC 146 is applicable for all flow-through financing agreements entered into after March 19, 2004.

The CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the company’s 2005/2006 fiscal year. The FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46R), The FIN 46R requires that a variable interest entity (VIE) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. The company does not expect the adoption of these guidelines to have a material impact on its financial statements.

The CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships” that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the company’s 2004/2005 fiscal year. The company does not expect the adoption of this guideline to have a material impact on its financial statements.

20	Subsequent events

On June 10, 2004, the company obtained a $2,406,250 convertible loan from an arm’s length lender. The loan bears interest at 10% per year, matures in six months, and is convertible into common shares at $4.40 per share. The lender was issued a bonus of 60,156 common shares for making the loan. The proceeds from the loan were used to repay the outstanding convertible loan which was due on June 11, 2004 and was convertible into common shares at $4.00 per share.

On July 29, 2004, the company closed a private placement of 3,987,730 common shares and raised net proceeds of $14,280,553.

ITEM 18           FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19           EXHIBITS

The following exhibits are included herein:

Number	Description	Page No.
1.01	Certificate of Continuance dated July 27, 1988	Note (1)
1.02	Articles of Continuance dated July 14, 1988	Note (1)
1.03	Certificate of Amendment dated May 19, 1994 together with Articles of Amendment dated April 22, 1994	Note (1)
1.04	Certificate of Amendment dated October 1, 1996 together with Articles of Amendment dated September 24, 1996	Note (1)
1.05	Certificate of Amendment dated November 26, 1996 together with Articles of Amendment dated November 18, 1996	Note (1)
1.06	Certificate of Amendment dated October 21, 1999 together with Articles of Amendment dated September 27, 1999	Note (1)
1.07	By-laws dated July 27, 1988	Note (1)
2	Not applicable	–
3	Not applicable	–
4(a).01	Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. and RAB Europe Partners L.P. in respect of loans totalling $2.5 million	Note (1)
4(a).02	Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd.	Note (1)
4(a).03	Agency Agreement dated June 21, 2002 with Fahnestock Canada Inc. with respect to a private placement of 1 million Common Shares	Note (1)
4(a).04	Subscription Agreement in the form executed on June 21, 2002 with respect to a private placement of 1 million Common Shares	Note (1)
4(a).05	Agency Agreement dated December 30, 2002 with Octagon Capital Corporation and Fahnestock Canada Inc. with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).06	Subscription Agreement in the form executed on December 30, 2002 with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).07	Listing Agreement dated March 5, 2003 with the Toronto Stock Exchange	EX01
4(a).08	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC	Note (2)
4(a).09	Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève in respect of loan for $1 million	Note (2)
4(a).10	Subscription Agreement in the form executed on August 8, 2003 and August 26, 2003 with respect to a private placement of 3.755 million Units	Note (2)
4(a).11	Agency Agreement dated November 14, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).12	Subscription Agreement in the form executed on November 14, 2003 with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).13	Agency Agreement dated December 1, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 2.2 million Units	Note (2)
4(a).14	Subscription Agreement in the form executed on December 1, 2003 with respect to a private placement of 2.2 million Units	Note (2)
4(a).15	Subscription Agreement in the form executed on April 29, 2004 with respect to a private placement of 2,174,129 Units	EX02

Number	Description	Page No.
4(a).16	Loan Agreement dated June 2, 2004 with Middlemarch Partners Limited in respect of loan for $2,406,250	EX03
4(a).17	Nominated Advisor and Broker Agreement dated June 24, 2004 with Canaccord Capital (Europe) Limited	EX04
4(a).18	Agency Agreement dated July 29, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 3,987,730 Common Shares	EX05
4(a).19	Subscription Agreement in the form executed on July 29, 2004 with respect to a private placement of 3,987,730 Common Shares	EX06
4(a).20	Agency Agreement dated November 16, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 1,950,292 Common Shares	EX07
4(a).21	Subscription Agreement in the form executed on November 16, 2004 with respect to a private placement of 1,950,292 Common Shares	EX08
4(a).22	Agency Agreement dated December 22, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 500,000 ‘flow-through’ Common Shares	EX09
4(a).23	Subscription Agreement in the form executed on December 22, 2004 with respect to a private placement of 500,000 ‘flow-through’ Common Shares	EX10
4(a).24	Subscription Agreement in the form executed on August 25, 2005 with respect to a private placement of 1,250,000 Units	EX11
4(a).25	Subscription Agreement in the form executed on September 26, 2005 with respect to a private placement of 1 million units	EX12
4(a).26	Subscription Agreement in the form executed on October 12 and 14, 2005 with respect to a private placement of 555,500 ‘flow-through’ Common Shares	EX13
4(a).27	Subscription Agreement in the form executed on May 24 and 25 and June 2, 2006 with respect to a private placement of 1,793,500 Units	EX14
4(a).28	Broker Agreements dated June 1, 2006 with Mirabaud Securities Limited and Ocean Equities Ltd.	EX15
4(c).01	Consulting Agreement dated March 15, 2001 with the Corporation’s President and Chief Executive Officer	Note (1)
4(c).02	Form of Stock Option Agreement	Note (1)
5	Not applicable	–
6	Not applicable	–
7	Not applicable	–
8	Not applicable	–
9	Not applicable	–
10	Not applicable	–
11	Code of Ethics dated June 30, 2005	EX16
12.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934	EX17
12.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934	EX18
13.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX19

Number	Description	Page No.
13.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX20
14	Not applicable	–
15	Not applicable	–

(1)	Incorporated herein by reference from the Corporation’s Registration Statement on Form 20-F dated June 28, 2002 and filed with the Securities and Exchange Commission on July 1, 2002.

(2)	Incorporated herein by reference from the Corporation’s Annual Report (amended) on Form 20-F dated January 14, 2004 and filed with the Securities and Exchange Commission on February 3, 2004.

SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 30, 2006

KIRKLAND LAKE GOLD INC.

Per:	(signed) Brian A. Hinchcliffe
BRIAN A. HINCHLIFFE
President & Chief Executive Officer