Form 20-F
period 2005-04-30
KIRKLAND LAKE GOLD INC
filed 2006-08-15
CIK 1104440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2005

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

Canada
(Jurisdiction of incorporation or organization)

Highway 66, Kirkland Lake, Ontario, Canada
(Address of principal executive offices)

Securities registered or to be registered	N/A	N/A
pursuant to section 12(b) of the Act:	(Title of each Class)	(Name of each exchange on which registered)

Securities registered or to be registered	Common Shares
pursuant to Section 12(g) of the Act:	(Title of Class)

Securities for which there is a reporting	N/A
obligation pursuant to Section 15(d) of the Act:	(Title of Class)

Indicate the number of outstanding common shares of each of the issuer’s classes of
capital or common stock as of the close of the period covered by the annual report.	Common Shares: 45,429,262

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
Yes [           ] No [ x ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Securities Exchange Act of 1934.
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

i

GENERAL

All references herein to the “Corporation” mean Kirkland Lake Gold Inc.

The Corporation uses the Canadian dollar as its reporting currency. All references herein to “dollars” or “$” or “Cdn$” means Canadian dollars, unless otherwise indicated. See Item 3 ‘Key Information – Selected Financial Data – Currency and Exchange Rates’ for detailed currency conversion information.

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

v

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
2)      A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
modal	The most frequent value of a set of data.
molybdenite	Molybdenum sulphide (MoS2); which is the main ore in which molybdenum is found; often found in granitic rocks.

Term	Definition
net smelter royalty

A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

non-refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
ortho-gneisses	Gneisses (rocks) which have metamorphosed from granites.
orthoclase	Feldspar-potassic.
para-gneisses	Schists (rocks) which have metamorphosed from sedimentary rocks.
pillowed	Volcanic rocks that have formed from the bulbous cooling of magma when cooled quickly in water.
placer	An alluvial deposit of sand and gravel containing valuable metals such as gold, tin, etc.
plagioclase	Feldspar which has had calcium and aluminium substituted for sodium and silica.
plugs	A common name for a small offshoot from a larger batholith.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
pluton	Body of rock exposed after solidification at great depth.
polyphase	Having multiple phases.
porphyry	Any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass.
proto-continent	The earliest crust forming event in the Earth’s geological history and which is a predecessor to the current continent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
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

Term	Definition

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

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

Term	Definition
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
telluride	A mineral associated with gold that contains tellurium.
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

x

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.           DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Function
D. Harry W. Dobson c/o Rambler Metals & Mining Plc 33 St. James's Square London SW1Y 4JS United Kingdom	Chairman of the Board of Directors
Brian A. Hinchcliffe c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	President, Chief Executive Officer and Director
Robert G. Rodrigue c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Financial Officer
John S. Thomson Millhill House Inchture, Perthshire PH14 9SN United Kingdom	Executive Vice-President
Sandra Lee c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Corporate Secretary
Michael W. Sutton c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Geologist & Assistant General Manager
Duncan K. Middlemiss c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Engineering & Production Manager
Raymond A. Belecque c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	General Manager

Name and Business Address	Function
Brian E. Bayley c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Director
S. Paul Kostuik Suite 601, 2288 Bellevue Avenue West Vancouver, British Columbia V7V 1C6 Canada	Director
George A. Milton Feorus West, Kenmare Kerry, Ireland	Director

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

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3           KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the five fiscal years ended April 30, 2005, 2004, 2003, 2002 and 2001. This information should be read in conjunction with the financial statements for the three most recent fiscal years included elsewhere in this document.

The Corporation’s 2005, 2004, 2003 and 2002 annual financial statements have been audited by its current independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants, and the 2001 annual financial statements have been audited by its former independent auditor, Davidson & Company, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 19 to the 2005 annual financial statements provides a description of the principal measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to the Corporation and reconciliation to US GAAP of the Corporation’s financial statements.

All information provided herein is in Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN THE CORPORATION’S FINANCIAL STATEMENTS

	Years ended April 30th (Cdn$)
	2005	2004	2003	2002	2001
OPERATING DATA
Mining Revenue	22,156,105	9,807,106	11,704,639	0	0
Operating Costs	36,217,949	25,045,418	10,787,637	0	0
Net Income (Loss) Canadian GAAP US GAAP	(28,159,185) (28,144,159)	(22,616,158) (22,514,851)	(4,934,979) (4,851,311)	(2,178,587) (2,178,587)	(385,149) (315,149)
Basic and Diluted Earnings (Loss) per Common Share (1) Canadian GAAP US GAAP	(0.68) (0.68)	(0.76) (0.76)	(0.25) (0.24)	(0.16) (0.16)	(0.04) (0.03)

As at April 30th (Cdn$)
	2005	2004	2003	2002	2001
BALANCE SHEET DATA
Working Capital (Deficiency) Canadian GAAP US GAAP	3,976,387 1,789,387	3,443,306 (1,621,735)	(2,372,658) (2,383,536)	239,522 239,522	116,348 116,348
Total Assets Canadian GAAP US GAAP	47,734,561 47,734,561	40,530,110 40,530,110	21,333,559 21,333,559	13,991,298 13,991,298	204,605 204,605
Total Liabilities Canadian GAAP US GAAP	12,005,522 12,005,522	12,690,473 12,789,155	9,611,378 9,622,256	7,651,000 7,651,000	88,257 88,257
Shareholders Equity (Deficiency) Canadian GAAP US GAAP	35,729,039 35,729,039	27,839,637 27,740,955	11,722,181 11,711,303	6,340,298 6,340,298	116,348 116,348
Common Shares Number Dollar Amount	45,429,262 89,070,106	36,479,606 51,956,501	24,076,166 17,757,582	17,978,504 7,177,882	9,559,239 14,545,449(2)
Dividends Declared per Common Share	0	0	0	0	0

(1)	The net loss per Common Share amounts are the same on both a basic and a diluted basis.

(2)	Prior to the Corporation’s stated capital adjustment in fiscal 2002.

Currency and Exchange Rates

The following table sets out the average of the month-end exchange rates for one United States dollar

(“US$”), expressed in terms of one Canadian dollar (“$” or “Cdn$”), during the following fiscal years.

Number of Canadian Dollars equal to US $1.00 Fiscal year Ended April 30th
2006	2005	2004	2003	2002	2001
1.1769	1.2640	1.3439	1.5335	1.5698	1.5127

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

Investors might experience Difficulty in Enforcing Foreign Judgments Against the Corporation

The Corporation is incorporated under the federal laws of Canada and a majority of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to enforce, inside or outside of the United States, any judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained is determined by the Canadian court not to have had jurisdiction Corporation predicated solely upon such civil liabilities.

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

The royalty is paid quarterly until the Corporation has paid a total of Cdn$ 15 million in royalties. The Corporation shall have the right to terminate the royalty at any time by paying the balance of the Cdn$ 15 million. As of April 30, 2005, a total of Cdn$ 639,936 had been paid or was payable to Kinross in respect of royalties.

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

The Corporation currently has undertaken a variety of capital programs at the Mine Complex totalling $37.7 million over the next five fiscal years (2007 through 2011). These programs include various development activities (such as loading pocket rehabilitation and re-commissioning of Shafts No. 2 and 5) and purchase of mining equipment. These programs are being financed through a combination of cash flow from operations, cash proceeds from equity financings and the exercise of warrants and stock options.

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

To maintain these mining interests in good standing with the authorities from which these interests were granted, the following annual minimum levels of exploration must be carried out, taxes paid to the MNDM and the town of Kirkland Lake, Ontario and advance royalties paid to various royalty holders:

Nature	Amount (Cdn$)
Exploration	32,400(1)
Municipal taxes	637,600
Miscellaneous taxes	8,900
Advance royalties	13,000(2)
Total:	$ 691,900

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

Reclamation Bonds and Permits

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, Kinross prepared, and had approved by the MNDM, closure plans for both the Macassa Mine and the Lake Shore Mine. Financial bonds totalling $2,043,435 for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross the Corporation assumed responsibility for these bonds and reimbursed Kinross for them. The other three properties, the Kirkland Lake, Teck-Hughes and Wright-Hargreaves Properties, will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval. This ‘Asset Retirement Obligation’ had increased to $2,110,583 as at April 30, 2005.

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

The first shaft sunk on the property was the 500 foot Elliot shaft developed in the Main Break Zone in the late 1920s. Mining was unsuccessful and operations halted. In 1931, development westward onto Macassa ground from the 2475-foot level of the Kirkland Lake Mine discovered ore on the Main Break for 700 feet along strike and in subsidiary hangingwall veins. These underground workings were connected with the 3100 foot long No. 1 shaft, and later by two winzes to greater depths. The No. 1 winze connected the 3000-foot to 4625-foot levels and the No. 2 winze the 4625-foot to 6875-foot levels. The No. 2 shaft was sunk from surface to a depth of 4625 feet about 1000 feet southwest of the No. 1 shaft. In 1986, the No. 3 Shaft was sunk from surface (in what had been the Tegren Property) to the 7050-foot level and then to a final level of 7225 feet. Until the mid 1990s this was the deepest single-lift shaft in the Western Hemisphere. The No. 3 Shaft was the most recent access shaft, and gave access to 21 levels from the 3800-foot to the 7050-foot level until 1997. As a result of a rock burst on April 12, 1997, only the zones above the 5150-foot level remained active. Exploration development was underway on the 3800-foot level when production was halted in 1999. Rehabilitation of levels down to the 5700-foot level was in progress prior to closure.

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

Current Operations

See ‘Current and Proposed Exploration and Development’ following.

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

High-grade ore material on the bottom levels was being mined when the mine closed. Diamond drilling below these levels indicated that the ore continues and that the Main Break shows no signs of weakening at depth. Relatively low tonnage of ore at deeper levels and difficulties in mining at these extreme depths proved deepening of the mine workings to be uneconomical with the fixed gold prices in the 1960s.

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. Also see ‘Current and Proposed Exploration and Development’ following.

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or drive a ramp down into the Property to access the ore. Also see ‘Current and Proposed Exploration and Development’ following.

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

Current Operations

The mine has been decommissioned. Accordingly, any ore recovered therefrom will have to be accessed from existing operations in the Macassa Mine and on the Lake Shore Property. Alternatively, the Corporation could undertake new surface mining operations or utilize the existing ramp to access the ore. Also see ‘Current and Proposed Exploration and Development’ following.

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

Mineral Reserve & Resource Estimates

The following tables set out the reserve and resource estimates for the Macassa Property as at April 30, 2005 made by Glenn R. Clark, P.Eng. of Glenn R. Clark & Associates Limited. The estimates are contained in his report dated September 9, 2005 entitled Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario.

The estimates are reported in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Glenn R. Clark is a ‘qualified person’ for the purposes of the National Instrument. Note that the reserves are classified separately and are not part of the resources.

The reserves were estimated to be:

Proven & Probable Reserves	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Proven	1,151,000	0.43	494,930
Probable	872,000	0.50	436,000
Total	2,023,000	0.46	930,930

The measured and indicated resources were estimated to be:

Measured & Indicated Resources	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Measured	922,000	0.38	350,360
Indicated	1,027,000	0.36	369,720
Total	1,949,000	0.37	720,080

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

The inferred resources were estimated to be:

Inferred Resources	Tons (of ore)	Grade (ounces per ton)	Ounces (of gold)
Total	730,000	0.44	321,200

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

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 28% at 0.02 ounces of gold per ton. All higher grade assays are cut to 3.50 ounces of gold per ton. The cut-off grade used was 0.30 ounces of gold per ton over the horizontal mining width.

The area of influence of the proven and measured categories is 30 feet from development chip samples while the area of influence of the probable and indicated categories is 50 feet of radius from a known sample point (drill holes) and of the inferred resources is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good.

The assumptions used include a price of US$ 376 per ounce of gold and an exchange rate of Cdn$ 1.37 equals US$ 1.00 resulting in a price of Cdn$ 516 per ounce of gold.

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

ITEM 5           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including Note 19 to the 2005 annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP for significant measurement differences.

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

The restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to Common Share capital, contributed surplus and options respectively.

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

A.           OPERATING RESULTS

Results of Operation

The Corporation incurred a loss for the year ended April 30, 2005 of $28,159,185 or $0.68 per share, which compares with a loss of $22,616,158 or $0.76 per share reported for fiscal 2004. Gold revenues were higher on a year over year basis at $22,156,105, (2004- $9,807,106), due to higher gold sales.

During fiscal 2005, negative operating cash flow amounted to $25,849,127 (2004- negative $17,545,532), as efforts are ongoing to increase production and become cash flow positive. During the year the Corporation raised equity of almost $33 million on a net basis to fund its operations and exploration initiative.

Operating Expenses

Operating costs rose significantly to $36,217,949, (2003- $25,045,418) as near term development and stope mining activities increased as part of establishing underground production. Included in this amount were milling costs ($3,254,906 versus $2,707,342 in 2004) and other related costs, with approximately 60% of current operating costs relating to labour. Fiscal 2005 experienced higher diamond drilling costs that reached $1.53 million (2004- $1.4 million), with 108,700 feet of definition drilling carried out, which also contributed to a rise in operating costs.

An aggressive exploration drill program was undertaken in the Corporation’s 2005 fiscal year, primarily funded by ‘flow-through’ investments made by Canadian investors which entitle the investors to certain tax write-offs. Annual exploration expenditures rose to $8,127,896 as compared with $3,124,589 reported for the prior year. A total of $7.23 million was spent on drilling, with $5.7 million in exploration drilling, $1.5 million in definition drilling with a further $1.3 million spent in exploration development and rehabilitation. A total of 498,000 feet of drilling took place, with 209,900 feet in surface drilling and the remainder being underground. The average cost was $14.51 (surface was $15.37) per foot.

Looking at other expenses, the Corporation incurred $2,354,335 (2004- $1,229,508) in amortization and depletion of asset costs and $1,258,250 (2004 - $940,280) on interest and bank charges and amortization of finance charges. The interest, bank charges and finance charges for fiscal year 2005 were impacted by accrued finance charges on a convertible loan of $417,145, (on February 11, 2005, a promissory note, in the amount of $1,000,000 was converted to 250,000 Common Shares).

For the year ended April 30, 2005, general and administrative expenses (including share based compensation) were $2,847,792, which is higher when compared to $1,889,778 reported for the prior year in large part due to $366,680 incurred for the assimilation and distribution of a publication featuring the Corporation, and $116,356 which was paid in conjunction with the listing of the Common Shares on the AIM Market of the London Stock Exchange.

Restricted Cash

Under U.S. GAAP, funds raised from the issue of ‘flow-through’ shares which have not yet been disbursed on qualifying exploration expenditures would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by Cdn$ 2,187,000 at April 30, 2005 (2004 – $5,163,723) and restricted cash would be presented outside of current assets on the balance sheet.

Capital Expenses

Capital spending on mine development and equipment decreased to $9,379,741, down from $11,113,659 reported for the prior year with 22% of this amount for new mining equipment and 72% in development expenditures as the Corporation strives to reach profitability. Included in this amount were expenditures on Shaft No. 3 ($20,756,167 versus $14,524,087 in 2004) and Lake Shore Ramp ($3,276,060 versus $1,960,508 in 2004).

The dewatering campaign continued and as a result the 5700 foot level was dewatered during fiscal 2005, and the microseismic system coverage was expanded down to provide for accurate and timely seismic event location.

Production and Costs

Although the Corporation has not yet achieved and sustained production levels to generate positive cash flow from operations, the fourth quarter was the best yet for the Corporation, with production at an annualized rate of 66,000 ounces of gold. Annual production for fiscal year 2005, however, was 45,865 ounces, which fell short of the Corporation’s estimated production of 65,000 ounces.

Gold sales during the latest fiscal year were 41,900 troy ounces (45,865 produced) with an average price of Cdn$ 528 per ounce as underground production from Shaft No. 3 continues to ramp up with the Corporation’s own mining force. This compares with gold sales of 18,623 ounces with an average sales price of Cdn$ 526 per ounce during the prior year.

Cash flow used for operations was $25,849,127 (2004-$17,545,532) during fiscal 2005, explained largely by the fact that the Corporation has built a significantly larger mining workforce, undertook significantly more near term development work, and invested in the renovation and specialization of the mining equipment in its quest to reach sustainable and profitable production levels.

During the latest fiscal year proceeds from the issuance of equity generated cash of $32.5 million ($6.4 million from the exercise of options and warrants), and $2.4 million was raised by issuing a convertible debenture in June of 2004.

B.           LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s cash position at the end of April 2005 was $8,632,547. At April 30, 2005, the Corporation has working capital of $3,976,387 and was committed to expend approximately $2.2 million on eligible flow-through expenditures before December 31, 2005.

Going Concern

Management has been successful in obtaining sufficient funding for its operating and capital and exploration requirements in the past and believes that it will be able to do so in the future, if necessary. There is, however, no assurance that such funding will be available to the Corporation, or that it will be available on terms which are acceptable to management. If this occurs, the Corporation may not be able to continue as a going concern.

The Corporation’s financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Corporation be unable to continue as a going concern.

The Corporation’s history of operating losses from mining operations indicate at April 30, 2005, that the recorded costs for mining properties and related fixed assets may not be recoverable. Management estimates, using a constant gold price of Cdn$ 525 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately 81,000 ounces in fiscal 2006 and between 73,000 ounces and 78,000 ounces for each year thereafter would be required to cover costs of operations and estimated capital expenditures required for mining operations. To date, the Corporation has not been successful in achieving and sustaining this rate of production. To recover these costs, and the carrying values of mining properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

Subsequent Events

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

Outlook

Over fiscal 2005, the Corporation continued to make considerable strides in developing its mining properties with its own mining workforce. The Corporation projects rising production levels so as to generate positive operating cash flow. In addition to seeking to continue to improve efficiencies, finding additional low cost ore reserves remains a top priority of the Corporation’s management as part of its ongoing exploration programs.

Looking forward, the requirements for expenditures related to capital equipment should begin to noticeably decline, as a result of Corporation’s efforts in fiscal 2005.

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

Capital spending in fiscal 2006 on mine development and equipment increased to $14.6 million, up from $9.4 million reported for the prior year. This increase resulted from an additional $6.1 million of mine development costs incurred during the year.

Capital expenditure commitments in fiscal 2007 are approximately $9.6 million. These funds will be used for the development of newly-discovered ore and the purchase of capital equipment. The Corporation expects that such funds will be provided from operating revenue and proceeds from its recent financing and exercise of warrants and options.

The Corporation believes its current working capital is sufficient for its present purposes. However, differences will occur between actual results and those targeted by management, and those differences may be material. It is possible that the operations will not generate sufficient cash flow for the Corporation to continue in the normal course without funding being provided from outside sources.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.           TREND INFORMATION

The Corporation commenced production at its mining properties during May 2002 and has gradually increased its gold production ever since. The most critical task to increase gold production in the 2006 fiscal year is to complete the dewatering (which was completed in fiscal 2006) and preparation for mining of the 5300-foot to 5700-foot levels. These levels permit the access of important reserves and large loading pockets for hoisting the ore to surface requiring re-commissioning and provide an exploration platform to carry out critical exploration drilling. In fiscal 2006 the development of a complete mining area to access the D Zone from the 3400-foot and 3800-foot levels was also a large challenge. The ongoing exploration campaign and the extensive definition drilling work are also important factors for increased and more efficient gold production.

Continuation of the Corporation’s mining operations is dependent on there being a sufficient quantity and an economic grade of ore to be processed – which is dependent on the price of gold and the Corporation’s efficiency in controlling mining and, in particular, labour costs. If the price of gold drops significantly, and the costs are not sufficiently controlled, it is possible that the mining properties would become uneconomical to operate (which would have an adverse effect on the Corporation’s ability to raise funds in the equity markets required to sustain operations until profitability is attained).

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

E.           OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the Corporation’s fiscal year ended April 30, 2005, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	$2,110,583	–	–	–	$2,110,583 (1)
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	$54,500	–	–	$54,500	–
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	–	–	–	–	–
Total	$2,165,083	–	–	$54,500	$2,110,583

(1)

This amount represents funds posted for reclamation bonds in connection with the acquisition of the Macassa and Lake Shore Mines. See Item 4 ‘History and Development of the Company – History – Current Operations – Acquisition of Kirkland Lake Mining Assets’.

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

As at the date hereof, the following persons were the officers, directors and senior management of the Corporation:

Name (1)	Position with the Corporation	Since
DOBSON, D. Harry W.	Chairman of the Board of Directors	October 11, 2001
HINCHCLIFFE, Brian A.	President, Chief Executive Officer and Director	February 26, 2001
RODRIGUE, Robert G. (2)	Chief Financial Officer	March 14, 2005
THOMSON, John S.	Executive Vice-President	May 19, 2006
LEE, Sandra	Corporate Secretary	February 27, 1995
SUTTON, Michael W. (3)	Chief Geologist & Assistant General Manager	February 1, 2002
MIDDLEMISS, Duncan K. (3)	Engineering & Production Manager	September, 9,2002
BELECQUE, Raymond A.	General Manager	January 1, 2002
BAYLEY, Brian E. (4)	Director	October 15, 1998
KOSTUIK, S. Paul (4)	Director	February 26, 2001
MILTON, George A. (4)	Director	December 1, 2003

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

B.           COMPENSATION

Compensation Summary

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended April 30, 2005 to its directors, officers and senior management:

Name	Position	Salary (Cdn$)	Bonus (Cdn$)	Benefits & Other Compensation (1) (Cdn$)
DOBSON, D. Harry W.	Chairman of the Board of Directors	0	0	0
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	267,506	0	0
HINCHCLIFFE, Robert P.	Former Chief Financial Officer (2)	112,318	0	0
RODRIGUE, Robert G.	Chief Financial Officer (2)	89,479	12,500	0
LEE, Sandra	Secretary	0	0	0
SUTTON, Michael W.	Chief Geologist & Assistant General Manager	91,936	2,500	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	97,180	2,500	0
BELECQUE, Raymond A.	General Manager	105,848	0	0
BAYLEY, Brian E.	Director	0	0	0
HOLMES, Warren W.	Director (3)	0	0	0
KOSTUIK, S. Paul	Director	0	0	0
SINCLAIR, A. Murray	Director (3)	0	0	0

(1)

Senior management did not receive any benefits from the Corporation other than health, dental and similar benefits on the same basis as paid to other employees. See ‘Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary’ below for particulars of stock options granted to directors and officers.

(2)	Robert G. Rodrigue, the Corporation’s former Controller, replaced the Corporation’s former Chief Financial Officer, Robert P Hinchcliffe, as Chief Financial Officer on March 14, 2005.

(3)	W. Warren Holmes resigned as a director on June 14, 2004 and A. Murray Sinclair resigned as a director on May 10, 2005.

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

Pension, Retirement & Similar Benefits

The Corporation does not have any pension or retirement plans nor does it provide any similar benefits to its directors, officers and senior management. No amounts were set aside or accrued by the Corporation during fiscal 2005 to provide pension, retirement or similar benefits for directors, officers and senior management of the Corporation.

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

Officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Corporation, otherwise each officer shall hold office until their successor is appointed or they resign, whichever is earlier.

Senior management employees are retained by the Corporation’s Senior Officers from time to time. The Senior Officers, in their discretion, may remove any senior management employees of the Corporation, otherwise each officer shall hold office until their successor is appointed or they resign, whichever is earlier.

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

Members of the Audit Committee may be appointed any time by the Board of Directors. The Board, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation. The Audit Committee consists of Brian E. Bayley, George A. Milton and S. Paul Kostuik (Chair).

D.           EMPLOYEES

All of the Corporation’s employees work at the Corporation’s Mine Complex in Kirkland Lake, Ontario in the following areas:

Area	Number of Employees (by area) as at April 30
	2005		2004		2003
	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time
Administration	60	3	47	3	31	5
Maintenance (1)	30	3	25	2	10	1
Production - Underground (2) - Above Ground	116 46	14 0	131 21	12 2	16 13	8 0

(1)	Some maintenance is carried out for the Corporation by independent contractors.

(2)

Some underground production was carried out for the Corporation by independent contractors in fiscal 2003, however, commencing part way through fiscal 2004 the Corporation began carrying out underground production using its own employees resulting in a greater number of employees engaged in underground production as at April 30, 2004 and 2005.

The Corporation’s employees voted to decertify as a union in fiscal 2003. During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew its claim.

E.           SHARE OWNERSHIP

Share Ownership

The following table sets out the Common Shares beneficially held by the directors, officers and senior management of the Corporation:

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at June 30, 2006 (1)
DOBSON, D. Harry W.	Chairman of the Board of Directors	3,390,000 (6.4%)
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	1,138,000 (2.1%)
RODRIGUE, Robert G.	Chief Financial Officer	0
THOMSON, John S.	Executive Vice-President	0
LEE, Sandra	Corporate Secretary	0
SUTTON, Michael W.	Chief Geologist & Assistant General Manager	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	0
BELECQUE, Raymond A.	General Manager	0
BAYLEY, Brian E.	Director	9,700 (0.02%)
KOSTUIK, S. Paul	Director	33,500 (0.06%)
MILTON, George A.	Director	1,058,795 (2.0%)

(1)

A total of 52,840,388 Common Shares were issued and outstanding as at June 30, 2006. Numbers shown do not include Common Shares issuable upon exercise of options or warrants. See ‘Options to Purchase Securities from the Corporation or Subsidiary’ below.

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

The following table sets out the names of the directors, officers and senior management of the Corporation to whom stock options have been granted and the number of Common Shares subject to such stock options:

Name	Number of Common Shares under Options Granted in 2005 Fiscal year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		April 30, 2005	June 30, 2006
Officers:
DOBSON, D. Harry W. Chairman of the Board	0	100,000	100,000	1.35	October 3, 2006
HINCHCLIFFE, Brian A. President & CEO	0	200,000	0	1.10	March 27, 2006
HINCHCLIFFE, Robert P. (1) Former Chief Financial Officer	0	0	–	–	–
RODRIGUE, Robert G. (1) Chief Financial Officer	0	0	17,500	4.70	September 24, 2009
THOMSON, John S. (2) Executive Vice-President	–	–	0	–	–
LEE, Sandra Secretary	0	0	0	–	–
Directors:
BAYLEY, Brian E.	0	50,000	50,000	1.35	October 3, 2006
HOLMES, W. Warren (3)	0	0	–	2.05	September 12, 2004
KOSTUIK, S. Paul	0	0	0	–	–
MILTON, George A.	0	100,000	100,000	3.95	November 26, 2008
SINCLAIR, A. Murray (3)	0	0	–	–	–
Senior Management:
SUTTON, Michael W. Chief Geologist & Assistant General Manager	0 0	40,000 20,000	20,000 20,000	1.35 2.20	October 3, 2006 January 10, 2008
MIDDLEMISS, Duncan K. Engineering & Production Manager	0 5,000	15,000 5,000	0 5,000	2.20 4.70	January 10, 2008 September 24, 2009
BELECQUE, Raymond A. General Manager	0	10,000	0	2.20	January 10, 2008

(1)	Robert G. Rodrigue, the Corporation’s former Controller, replaced the Corporation’s former Chief Financial Officer, Robert P Hinchcliffe, as Chief Financial Officer on March 14, 2005.

(2)	John S. Thomson was appointed Executive Vice-President on May 19, 2006.

(3)	W. Warren Holmes resigned as a director on June 14, 2004 and A. Murray Sinclair resigned as a director on May 10, 2005. Their options terminated 90 days after they resigned.

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

B.           RELATED PARTY TRANSACTIONS

Except as disclosed herein and in note 14 of the Corporation’s 2005 annual financial statements and 2006 annual financial statements, the Corporation has not, during those fiscal years and thereafter up to the date of this Annual Report, and does not presently propose to:

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

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8           FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Corporation’s audited annual financial statements for the years ending April 30, 2005, 2004 and 2003 are contained and incorporated herein. See Item 17 ‘Financial Statements’.

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

Fiscal Quarter 2006	High (Cdn$)	Low (Cdn$)
4th Quarter	8.97	4.95
3rd Quarter	5.60	3.55
2nd Quarter	4.45	3.40
1st Quarter	4.74	3.60
2005
4th Quarter	5.31	3.79
3rd Quarter	7.04	4.65
2nd Quarter	6.65	3.45
1st Quarter	4.49	3.35

The following is a summary, on a monthly basis, of the high and low prices of the Common Shares on the Corporation’s principal trading market, the Toronto Stock Exchange, during the past six months:

Month 2006	High (Cdn$)	Low (Cdn$)
June	8.20	5.61
May	9.50	7.60
April	8.97	6.77

March	7.45	5.90
February	6.65	4.95
January	5.60	3.95

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

16.

Loan Agreement dated June 2, 2004 with Middlemarch Partners Limited of London, England in respect of a six month loan of $2,406,250 made to the Corporation on June 2, 2004 with interest at the rate of 10% per year. The outstanding principal was convertible by the lender into Common Shares at the rate of $4.40 per share and the accrued interest was convertible by the lender into Common Shares at that rate equal to $4.40 per share or such higher rate required by the Toronto Stock Exchange. As a bonus for making the loan, the lender was issued 60,156 Common Shares.The lender converted the loan on December 10, 2004 into 546,875 Common Shares and was paid the accrued interest of $120,312.50.

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

29.

Various Stock Option Agreements with directors, officers, employees and consultants pursuant to which such persons are entitled to purchase Common Shares. See Item 6 ‘Directors, Senior Management and Employees – Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary’ for particulars.

See also Item 6 ‘Compensation – Agreements with Senior Officers’ for terms of contracts entered into with officers of the Corporation.

D.           EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada which may affect the import or export of capital or the remittance of interest, dividends or other payments to non-resident holders of the Common Shares other than a 5% to 15% withholding tax on dividends paid to United States residents pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See ‘Taxation’ below.

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

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See ‘Canadian Federal Tax Consequences’).

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

Distribution on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at ‘Foreign Tax Credit’ below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a ‘controlled foreign corporation’ (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of Common Shares of such foreign corporation (See more detailed discussion at ‘Controlled Foreign Corporation’ below).

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

A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a ‘controlled foreign corporation’ (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at ‘Controlled Foreign Corporation’ below).

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

Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and purchases by investors. Inherent in the gold price risk is a component of exchange rate risk affected by factors such as supply and demand for Canadian and United States currencies and economic conditions in each country. In fiscal 2005 the gold prices ranged from Cdn$ 505 to Cdn$ 550. For the purpose of the sensitivities presented in the table below, the Corporation assumed that gold is valued at Cdn$ 530 per ounce.

The following table shows the estimated impact on income per share of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant.

A 10% Change in	Will have an Impact on Earnings per Share of
Gold price	$0.05

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

The Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2005, being the date of the Corporation’s fiscal year end for which year this Annual Report has been prepared. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of that fiscal year the Corporation’s disclosure controls and procedures were not effective since they did not result in the Corporation’s Annual Reports on Form 20-F for fiscal 2004 and 2005 being filed with the SEC within the time periods specified in the SEC’s rules and forms. Nevertheless the disclosure controls and procedures did operate to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act (and in all other jurisdictions) was (i) recorded, processed and summarized within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The 2005 filing is being rectified with this filing and the 2004 filing is expected to be rectified at approximately the same time. The Corporation has confirmed its intention to make all future filings within the prescribed time periods.

The design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, despite the Corporation’s Chief Executive Officer and Chief Financial Officer belief that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud.

Managements Annual Report on Internal Control over Financial Reporting

Not applicable.

Attestation Report

Not applicable.

Changes in Internal Control over Financial Reporting

During the Corporation’s fiscal year ended April 30, 2005, there were no changes in its internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

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

ITEM 16B        CODE OF ETHICS

The Corporation has adopted a Code of Ethics that applies to its chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions as well as its Board of Directors and senior officers. A copy of the Code is attached to the Corporation’s 2004 Annual Report as an Exhibit.

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

ITEM 16C        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed to the Corporation by its principal accountant (auditor), PricewaterhouseCoopers LLP, for each of the last two fiscal years for various services are as follows:

Audit Fees

For the audit of the Corporation’s annual financial statements or services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements for those fiscal years were:

2005:           $109,413           2004:           $138,350

Audit-Related Fees

For assurance and related services reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the heading ‘Audit Fees’ above were:

2005:                      $0           2004:           $0

Tax Fees

For tax compliance, tax advice, and tax planning were:

2005:             $12,254           2004:           $10,000

The services provided were in connection with the filing of the Corporation’s annual tax returns.

All Other Fees

For all other services were:

2005:                 $0           2004:           $0

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

During the 2005 fiscal year the Corporation did not rely on the exemption in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in respect of the non-audit services rendered by the Corporation’s principal accountant (auditor). That section exempts the Corporation’s principal accountant (auditor) from the requirement to be independent of the Corporation and not provide any non-audit services for the Corporation if the total fees paid to the principal accountant for the non-audit related services does not exceed 5% of the principal accountant’s fees to the Corporation for the fiscal year, such services were not recognized by the Corporation to be non-audit related at the time the principal accountant was retained to perform them and such services were promptly brought to the attention of, and approved by, the Audit Committee before the completion of the audit for that fiscal year.

To the best of the Corporation’s knowledge, the percentage of hours expended on the principal accountant’s (auditor) engagement to audit the Corporation’s financial statements for the 2005 fiscal year which was attributable to work performed by persons other than the principal accountant’s (auditor) full-time permanent employees was less than 50%.

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

PART III

ITEM 17           FINANCIAL STATEMENTS

The following financial statements for the years ended April 30, 2005, 2004 and 2003 are included herein.

Number	Description	Page No.
(i)	Independent Auditor’s Report of PricewaterhouseCoopers LLP, Chartered Accountants, dated June 24, 2005 except as noted	FA2
(ii)	Consolidated Balance Sheets as at April 30, 2005 and 2004	FA3
(iii)	Consolidated Statements of Operations and Deficit for the years ended April 30, 2005, 2004, and 2003	FA4
(iv)	Consolidated Statements of Cash Flow for the years ended April 30, 2005, 2004, and 2003	FA5
(vi)	Notes to Consolidated Financial Statements	FA6

The Corporation’s consolidated financial statements for the year ended April 30, 2005 are reported on by the Corporation’s auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 19 of the annual financial statements.

ITEM 18           FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

Kirkland Lake Gold Inc.

Financial Statements
April 30, 2005 and 2004
(expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of Kirkland Lake Gold Inc. as at April 30, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2005 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
June 24, 2005
(except for notes 19 and 20, which is as at August 1, 2006)

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. United States reporting standards for auditors also require an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated June 24, 2005 (except for notes 19 and 20, which is as at August 1, 2006), is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
June 24, 2005
(except for notes 19 and 20, which is as at August 1, 2006)

Kirkland Lake Gold Inc.
Balance Sheets
As at April 30, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	8,632,547	11,720,591
Accounts receivable	780,158	435,006
Inventories (note 4)	4,176,844	1,527,553
Prepaid expenses and deposits	227,277	323,194
	13,816,826	14,006,344
Investments (note 3)	725,000	190,000
Deferred finance charges (note 8(d))	-	233,591
Mineral properties (note 5)	20,227,298	14,118,836
Property, plant and equipment (note 6)	10,922,002	9,937,904
Mine closure bonds (note 9)	2,043,435	2,043,435
	47,734,561	40,530,110
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,840,439	7,474,220
Convertible loans (note 8)	-	3,088,818
	9,840,439	10,563,038
Mortgage payable	54,500	84,000
Asset retirement obligation (note 9)	2,110,583	2,043,435
	12,005,522	12,690,473
Shareholders’ Equity
Capital stock (note 10)
Authorized
Unlimited common shares without par value
Issued
45,429,262 (2004 - 36,479,606) common shares	89,070,106	51,956,501
Options (note 11)	1,184,062	170,451
Warrants (note 12)	3,841,480	4,983,765
Equity component of convertible loans	-	271,839
Contributed surplus	160,755	18,010
Deficit	(58,527,364)	(29,560,929)
	35,729,039	27,839,637
	47,734,561	40,530,110
Operations, going concern and measurement uncertainty (note 1)
Contingencies and commitments (note 16)

Approved by the Board of Directors

(signed) Brian E. Bayley	Director	(signed) Brian A. Hinchcliffe	Director

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Operations and Deficit
For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars, except per share amounts)

	2005	2004	2003
	$	$	$

Mining revenue	22,156,105	9,807,106	11,704,639
Operating costs	36,217,949	25,045,418	10,787,637
Amortization and depletion	2,354,335	1,229,508	785,337

	(16,416,179)	(16,467,820)	131,665

General and administrative	2,219,775	1,808,263	2,242,602
Stock-based compensation	628,017	81,515	22,133
Royalties	677,132	280,105	236,216
Exploration	8,127,896	3,124,589	1,798,836
Amortization of finance charges	866,755	520,472	237,016
Interest and bank charges	391,495	419,807	598,488
Foreign exchange loss	11,601	642	142
Interest and other income	(174,545)	(87,055)	(68,789)

	12,748,126	6,148,338	5,066,644

Future income tax recovery (note 15)	(1,005,120)	-	-

Loss for the year	(28,159,185)	(22,616,158)	(4,934,979)

Deficit - Beginning of year	(29,560,929)	(6,944,771)	(2,009,792)

Adjustment on adoption of accounting
standard	(807,250)	-	-

Deficit - End of year - as restated	(58,527,364)	(29,560,929)	(6,944,771)

Basic and diluted loss per share	(0.68)	(0.76)	(0.25)

Weighted average number of shares
outstanding	41,611,019	29,693,146	19,942,514

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Cash Flows
For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

Cash flows from operating activities
Loss for the year	(28,159,185)	(22,616,158)	(4,934,979)
Items not affecting cash
Future income tax recovery	(1,005,120)	-	-
Amortization and depletion	2,354,335	1,229,508	785,337
Accretion of interest and amortization of
finance charges	894,633	694,930	606,163
Stock-based compensation	628,017	81,515	22,133

	(25,287,320)	(20,610,205)	(3,521,346)
Changes in non-cash working capital items
Accounts receivable	(345,152)	(121,838)	(183,118)
Inventories	(2,649,291)	(944,263)	(583,290)
Prepaid expenses and deposits	95,917	121,026	(313,422)
Accounts payable and accrued liabilities	2,366,219	4,009,748	2,498,277
Mortgage payable	(29,500)	-	-

	(25,849,127)	(17,545,532)	(2,102,899)

Cash flows from financing activities
Net proceeds from issuance of capital stock	32,457,074	37,715,175	9,981,917
Proceeds from issuance of convertible loans	2,406,250	1,000,000	2,500,000
Finance charges	-	-	(25,000)
Payment of notes payable and convertible loans	(2,187,500)	(2,000,000)	(3,312,500)

	32,675,824	36,715,175	9,144,417

Cash flows from investing activities
Purchase of property, plant and equipment	(2,275,181)	(4,839,072)	(857,584)
Purchase of investments	(10,535,000)	-	-
Proceeds from sale of investment	10,000,000	-	-
Additions to mineral properties	(7,104,560)	(6,274,587)	(6,188,717)

	(9,914,741)	(11,113,659)	(7,046,301)

(Decrease) increase in cash and
cash equivalents	(3,088,044)	8,055,984	(4,783)

Cash and cash equivalents -
Beginning of year	11,720,591	3,664,607	3,669,390

Cash and cash equivalents - End of year	8,632,547	11,720,591	3,664,607

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

1	Operations, going concern and measurement uncertainty

Operations

Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) (the Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern

While the accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain historical adverse conditions and events cast substantial doubt upon the validity of this assumption.

During the years ended April 30, 2005, 2004 and 2003, the Company incurred losses of $28.2 million, $22.6 million and $4.9 million, respectively. Cash flow required for operating activities, including exploration costs charged to operations of $13.1 million, aggregated $45.5 million for the three years in total. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

At April 30, 2005, the Company has working capital of $4.0 million and has committed to expend $2.2 million on eligible flow-through expenditures before December 31, 2005.

Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the Company’s obligations and capital expenditure plans for the coming year.

Differences will occur between actual results and those targeted by management, and those differences may be material. It is possible that the operations will not generate sufficient cash flow for the Company to continue in the normal course without funding being provided from outside sources.

Management has been successful in obtaining sufficient funding for its operating and capital and exploration requirements in the past and believes that it will be able to do so in the future, if necessary. There is, however, no assurance that such funding will be available to the Company, or that it will be available on terms which are acceptable to management. If this occurs, the Company may not be able to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

(1)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Measurement uncertainty

The Company’s history of operating losses from mining operations indicate at April 30, 2005, that the recorded costs for mineral properties and related fixed assets may not be recoverable. Management estimates, using a constant gold price of Canadian $525 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately 81,000 ounces in fiscal 2006 and between 73,000 ounces and 78,000 ounces for each year thereafter would be required to cover costs of operations and estimated capital expenditures required for mining operations. To-date the Company has not been successful in achieving and sustaining this rate of production. To recover these costs, and the carrying values of mineral properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

Management believes that the increase in production can be achieved due to operating improvements which are expected to result from the following:

  The completion over the past year of the mine dewatering at all production levels, providing physical access to previously unavailable mine levels for both improved production planning and higher volume production;

  The ongoing staff training program underway with the objective of enhancing the mining skills of the Company’s workforce, improving worker retention and therefore improving production volumes;

  The availability, commencing in August 2005, of an ore loading pocket at the 5700 foot level which will increase hoisting volume and permit enhanced access to large ore blocks on lower levels;

  The expanded use of long-hole stoping production methodology which will improve production efficiencies;

  The reduction of development waste rock quantities mined in relation to development and production ore quantities, resulting in increased volumes and improved grades of ore available for milling;

  The addition of new equipment allowing for more mechanization in operations and resulting in higher production volumes at lower cost per ton than previously experienced.

There is significant uncertainty associated with the ability of the Company to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets. Gold price or Canadian/U.S. dollar exchange rate movements, the success of the Company in realizing the benefit of the production improvements noted above, changes in the costs of labour and other costs or unforeseen production difficulties all would have an impact on the ability of the Company to achieve its goals from operations. The amount of working capital currently available for use by the Company could mean that a minor adverse development could have a significant impact on the Company’s operations and ability to recover costs.

(2)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

As at April 30, 2005, management has determined that the value recorded for mineral property and fixed assets is not impaired, based on the operations improvements set out above, the mine’s updated reserves and resource model, the number of high quality underground exploration targets identified and currently being explored within the Kirkland Lake mineral property and available public information about prices achieved for purchase transactions involving other mineral properties. Although no impairment was determined at this time, near term changes in gold prices, the Canadian/U.S. dollar exchange rate, the results of the operations improvements noted above or the lack of success of ongoing exploration programs in locating additional reserves could result in the determination that the assets are impaired and such impairment could be material.

2	Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The significant measurement differences between Canadian GAAP and United States GAAP as they affect these financial statements are disclosed in note 19.

Stock-based compensation

Effective May 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870. The standard sets out a fair value approach that is required for all stock-based transactions. Prior to May 1, 2004, the Company used the intrinsic value-based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods as allowed under the section.

Stock-based compensation on options is recorded as an expense over the period the options vest, based on the fair value estimated based on the Black-Scholes option pricing method.

The restatement resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to share capital, contributed surplus, and options respectively.

(3)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Asset retirement obligation

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, is included in net income. The adoption of this standard did not have any material impact on the Company’s financial position or results.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas, significant to the Company’s business, where management’s judgement is applied are mineral reserves and resource, stock-based compensation, contingent liabilities, gold inventory in circuit, environmental and closure obligations. By their nature such estimates are subject to measurement uncertainty. Actual results could differ from these estimates, and these estimates may be subject to change in the future.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with maturity of 90 days or less at the date of acquisition.

Investments

Investments represent term deposits with an initial maturity of greater than 90 days. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers. Short-term investments are carried at the lower of cost and market value.

Inventories

Dore bars, gold in process, and stockpile ore are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site. The Company uses a rolling period average cost to value the inventory of gold on hand and in process. Mine operating supplies are valued at average cost less allowance for obsolescence.

(4)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Mineral properties and deferred exploration costs

The Company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term mine development costs incurred to expand ore reserves are deferred and depleted on a units-of-production basis over proven and probable reserves which are currently accessible by the Company. Management’s estimate of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company’s investment in mineral properties. The Company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances suggest possible impairment. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted net cash flows.

Management’s estimate of future gold prices, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company’ investment in mineral properties. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the property.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortized on a straight-line basis over the following terms:

Computer equipment	3 years
Vehicles	5 years
Mine and mill equipment	10 years
Buildings	10 years

Revenue recognition

The Company sells its gold bullion in the spot market. Revenue is recognized on title transfer of the gold to purchasers which occurs when the gold is received by the purchaser. Adjustments to accounts receivable, if any, between the date of title transfer and the settlement date are recorded when determined.

Foreign currency translation

The Company generally seeks to sell its gold in Canadian dollars. To the extent these transactions are denominated in foreign currencies, they are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in statements of operations and deficit.

(5)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

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

Flow-through shares

The Company from time-to-time issues flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced. This future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused taxes losses.

Loss per common share

The Company follows the treasury stock method in the calculation of diluted earnings per share. Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year.

3	Investments

The Company’s investments include $225,000 held as collateral to provide a letter of credit for the same amount to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage, and $500,000 term deposit held as collateral by the Royal Bank of Canada to cover payroll electronic file transfers.

4	Inventories

	2005	2004
	$	$

Mine operating supplies	979,647	626,146
Gold in process	2,164,540	719,232
Dore bars	858,825	182,175
Surface stockpile	173,832	-

	4,176,844	1,527,553

(6)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

5	Mineral properties

The Company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario.

	2005	2004
	$	$
Balance - Beginning of year	14,118,836	8,117,495
Rehabilitation and development costs	7,104,561	6,274,587
Depletion	(996,099)	(273,246)
Balance - End of year	20,227,298	14,118,836

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	56,978	738,670
Underground development	17,519,586	1,001,257	16,518,329
Underground pumping	2,050,942	144,458	1,906,484
Mill and surface facilities rehabilitation	149,551	10,860	138,691
Lakeshore underground access ramp	1,000,411	75,287	925,124

	21,516,138	1,288,840	20,227,298

			2004

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	14,521	781,127
Underground development	10,621,519	194,217	10,427,302
Underground pumping	1,982,861	36,252	1,946,609
Mill and surface facilities rehabilitation	149,371	2,731	146,640
Lakeshore underground access ramp	842,682	25,524	817,158

	14,392,081	273,245	14,118,836

(7)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

6	Property, plant and equipment

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	388,152	160,954	227,198
Vehicles	82,759	36,847	45,912
Mine and mill equipment	13,076,107	2,912,673	10,163,434
Buildings	591,822	106,364	485,458

	14,138,840	3,216,838	10,922,002

			2004

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	162,724	75,075	87,649
Vehicles	78,142	20,768	57,374
Mine and mill equipment	11,366,457	1,762,758	9,603,699
Buildings	189,182	-	189,182

	11,796,505	1,858,601	9,937,904

7	Notes payable

The Company signed notes payable in connection with the acquisition of the mining properties and mining assets in Kirkland Lake, Ontario. The notes were non-interest bearing and were repayable on various dates from June 2002 through December 13, 2003. The notes have been discounted at 10% per annum, which is estimated to be consistent with similar borrowings which would have been available to the Company. These notes payable were fully accreted and repaid during the year ended April 30, 2004. During the year ended April 30, 2004, accretion of interest was $73,151 and payments were $2,000,000.

(8)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

8	Convertible loans

a)	On June 10, 2004, the Company completed loan financing of $2,406,250. The loan had a term of six months and bore interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.40 per common share.

The Company determined the value of the equity conversion feature of the convertible loans was $346,344 using the Black-Scholes option pricing model. The remainder of $2,059,906 was classified as debt.

The lender received an aggregate of 54,140 common shares as a bonus for making the loan. These common shares had a fair value of $216,019 which was amortized over the term of the loan.

On December 10, 2004, this promissory note was converted into 546,875 common shares of the Company.

b)

On June 10, 2003, the Company completed loan financing of $1,000,000. The loan had a term of eighteen months, which could be extended for eighteen months at the Company’s option (see below), and bore interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.00 per common share and the accrued interest was convertible into common shares at the rate equal to the higher of $4.00 per common share or the then 10 days weighted volume trading price of the Company’s shares.

The Company determined the value of the equity conversion feature of the convertible loans was $189,111 using the Black-Scholes option pricing model. The remainder of $810,889 was classified as debt.

On August 11, 2003, the lender received 75,000 common shares at $3.00, as a bonus for making the loan, which were determined to have a fair value of $225,000 and were amortized over the initial term of the loan.

On February 11, 2005, this loan was converted into 250,000 common shares of the Company.

c)

On June 11, 2002, the Company completed a loan financing of $2,500,000. The loans had a term of one year, which was extended for one year at the Company’s option and bore interest at a rate of 10% per year.

The principal amount of the loans were convertible at the lenders’ option into special warrants at the rate of $4.00 per special warrant and the accrued interest is convertible into special warrants at the rate equal to the higher of $4.00 per special warrant or the then market price of the Company’s shares. Each special warrant, including those issued as a bonus, was exercisable, without further consideration, to acquire one common share of the Company.

The Company determined the value of the equity conversion feature of the convertible loans was $94,546 using the Black-Scholes option pricing model. The remainder of $2,405,454 had been classified as debt.

(9)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

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

On December 5, 2003, the lender received 109,375 common shares, at a fair value of $4.78 per share to extend the maturity date of the $2,187,500 note payable to June 11, 2004. The fair value of the shares has been recorded as finance charges of $522,813 and was amortized over the remaining term of the loan.

On June 11, 2004, the loan was repaid.

d)	A summary of deferred finance charges incurred and amortization during the period is shown below:

	2005	2004
	$	$
Balance - Beginning of year	233,591	6,250
Finance charges incurred	216,019	747,813
Less: Amortization	(449,610)	(520,472)
Balance - End of year	-	233,591

(10)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

9	Asset retirement obligation

The Company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with all the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at April 30, 2005 are $2,658,500 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,043,435.

A reconciliation for asset retirement obligations is as follows:

	2005	2004
	$	$
Balance - Beginning of year	2,043,435	2,043,435
Revisions in estimated cash flows	67,148	-
Balance - End of year	2,110,583	2,043,435

There were no liabilities incurred or settled during 2005 and 2004.

The provision for asset retirement obligations is based on the following key assumptions:

  The total undiscounted cash flow as at April 30, 2005 is $2,658,500.

  The expected settlement to be in 2011.

  A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.

(11)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

10	Capital stock

	Number
	of shares	Amount
		$

Balance - April 30, 2002	17,978,504	7,177,882

Exercise of options	97,500	184,721
Exercise of warrants	2,375,162	4,270,874
Private placements	3,625,000	7,075,000
Share issuance costs	-	(950,895)

Balance - April 30, 2003	24,076,166	17,757,582

Exercise of options	605,950	931,246
Exercise of warrants	1,558,986	3,268,701
Private placements	10,054,129	36,043,993
Convertible loan	184,375	747,813
Share issuance costs	-	(2,052,186)
Share proceeds allocated to warrants	-	(4,740,648)

Balance - April 30, 2004	36,479,606	51,956,501

Exercise of options	362,051	1,108,398
Exercise of warrants	1,298,568	5,328,575
Private placements	6,438,022	30,605,689
Convertible loan	851,015	4,157,724
Share issuance costs	-	(2,843,594)
Share proceeds allocated to warrants	-	(238,067)
Future income tax liability	-	(1,005,120)

Balance - April 30, 2005	45,429,262	89,070,106

a)

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

b)

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

(12)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

c)

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

d)	On August 11, 2003, the Company issued 75,000 common shares at a fair value of $3.00 per common share, as a bonus on the $1,000,000 convertible loan financing (note 8(b)).

e)

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

f)

On December 1, 2003, the Company completed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 18 months (expiring June 1, 2005) at a price of $4.40 per share. Two family trusts, the beneficiaries of which are the spouse and sister of the Company’s Chairman, D. Harry W. Dobson, subscribed for over 50% of the placement. The Company incurred commissions, fees and legal costs totalling $406,819 in connection with this placement.

The share purchase warrants issued as part of this placement have been recorded at fair value of $1,659,959.

g)	On December 5, 2003, the Company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004 (note 8(c)).

h)

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

i)	On June 11, 2004, the Company issued 54,140 common shares at a fair value of $4.40 per common share, as a bonus on the $2,406,250 convertible loan financing (note 8(a)).

(13)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

j)

On July 29, 2004, the Company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement which have been recorded at a fair value of $238,067. The warrants expire January 29, 2006. Share issuance costs totalled $1,803,770.

k)	On November 16, 2004, the Company completed a placement of 1,950,292 common shares at a price of $6.00 per share for gross proceeds of $11,701,752. Share issuance costs totalled $811,673.

l)	On December 10, 2004, a promissory note, in the amount of $2,406,250 was converted into 546,875 common shares (note 8 (a)).

m)

On December 22, 2004, the Company completed a sale by private placement of 500,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $3,000,000. The proceeds from the financing are to be used to fund exploration of the Company’s mineral properties. At April 30, 2005, the Company has a commitment to incur $2,187,000 of eligible flow-through expenditures before December 31, 2005. Share issuance costs totalled $221,741.

n)	On February 11, 2005, a promissory note, in the amount of $1,000,000 was converted into 250,000 common shares of the Company.

11	Options

The Company has adopted a stock option plan which allows the Company to grant options to directors, senior officers and employees of and consultants to the Company or employees of a corporation providing management services to the Company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 2,000,000 shares.

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

(14)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The change in stock options issued during the years ended April 30 is as follows:

		2005		2004		2003

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding -
Beginning of year	1,426,550	2.16	1,735,000	1.65	1,173,000	1.34

Granted	250,000	4.70	327,500	3.60	679,500	2.20
Exercised	(362,051)	2.06	(605,950)	1.50	(97,500)	1.57
Forfeited	(110,500)	3.67	(30,000)	2.78	(20,000)	1.85

Options outstanding -
End of year	1,203,999	2.58	1,426,550	2.16	1,735,000	1.65

Options exercisable - End of year	857,749	1.88	846,550	1.59	1,077,500	1.36

The following table summarizes information about stock options outstanding and exercisable at April 30, 2005:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
Exercise	Options	Options	remaining	remaining
price	outstanding	exercisable	life	life
$			(years)	(years)

1.10	200,000	200,000	0.91	0.91
1.35	266,000	266,000	1.43	1.43
1.60	13,624	13,624	1.95	1.95
2.45	35,000	35,000	2.10	2.10
2.20	234,875	234,875	2.70	2.70
2.80	47,500	17,500	3.29	3.29
3.95	191,000	90,750	3.58	3.58
4.70	216,000	-	4.41	-

1.10 - 3.95	1,203,999	857,749	2.56	1.96

(15)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

If compensation expense for all grants under the employee stock option plan had been determined by the fair value method for 2004 and 2003 fiscal years, loss and loss per share would have been as follows:

	2004	2003
	$	$

Loss for the year
As reported	(22,616,158)	(4,934,979)
Pro forma	(23,280,332)	(5,096,965)

Basic and diluted loss per share
As reported	(0.76)	(0.25)
Pro forma	(0.78)	(0.26)

During the year ended April 30, 2005, the Company granted 250,000 options to employees and consultants (2004 - 327,500, 2003 - 679,500) with a fair value assigned of $3.03 (2004 - $2.37; 2003 - $1.12) per option.

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

	2005	2004	2003
	$	$	$

Expected life of options	5 years	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%	3 - 4%
Expected stock price volatility	70%	70%	70%
Expected dividend yield	-	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock option.

During the year ended April 30, 2004, the fair value recorded for stock options granted to non-employees for consulting services was $81,515 (2003 - $22,133). The fair value of these options is estimated using the Black-Scholes option pricing model.

(16)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The value ascribed to unexercised options recorded as a component of equity is as follows:

	2005	2004	2003
	$	$	$

Balance - Beginning of year	170,451	112,362	128,168

Adjustment on adoption of accounting standard
Accretion of options granted	807,250	-	-
Exercise of options	(132,009)	-	-
Forfeiture of options	(54,030)	-	-

As restated	791,662	112,362	128,168

Accretion of options granted	721,983	81,515	22,133
Exercise of options	(229,640)	(23,426)	(31,747)
Options forfeited	(99,943)	-	(6,192)

Balance - End of year	1,184,062	170,451	112,362

12	Warrants

The changes in warrants outstanding are as follows:

		2005		2004		2003

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Warrants outstanding - Beginning
of year	4,323,647	3.88	1,721,823	1.63	3,478,235	1.53

Granted	199,386	4.00	4,160,810	3.96	618,750	2.10
Exercised	(1,298,568)	3.04	(1,558,986)	1.70	(2,375,162)	1.43

Warrants outstanding - End
of year	3,224,465	4.22	4,323,647	3.88	1,721,823	1.63

(17)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The following table summarized information about warrants outstanding at April 30, 2005:

Exercise price	Warrants outstanding
$		Expiry date

3.00	887,115	August 8 and 26, 2005
3.60	86,250	November 14, 2005
4.00	199,386	January 29, 2006
4.40	1,019,000	June 1, 2005
5.20	1,032,714	July 29, 2005

	3,224,465

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2005	2004	2003
	$	$	$

Balance - Beginning of year	4,983,765	696,270	1,044,040

Unit proceeds allocated to warrants	-	4,740,649	315,211
Agents warrants issued in private
placements	238,070	158,788	218,266
Exercise of warrants	(1,380,355)	(611,942)	(881,247)

Balance - End of year	3,841,480	4,983,765	696,270

13	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and mortgage payable. At April 30, 2005, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(18)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

14	Related party transactions

The following related party transactions occurred during the year:

	a)	The Company paid office facilities and administration services in the amount of $54,500 (2004 - $49,500) to a company related by directors in common.

b)

At April 30, 2005, accounts payable included $3,500 (2004 - $3,953) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15	Income taxes

a)

Income taxes expenses vary from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.12% (2004 - 36.4%; 2003 - 37.9%) to loss before income tax recovery as follows:

	2005	2004	2003
	$	$	$

Loss before income taxes recovery	(29,164,305)	(22,616,158)	(4,934,979)

Expected income taxes recovery	(10,534,147)	(8,232,282)	(1,870,357)
Losses for which an income tax
benefit has not recognized	7,633,773	6,603,085	1,472,291
Resource allowance and
non-deductible items	2,900,374	1,629,197	398,066
Benefit of tax assets not previously
recognized	(1,005,120)	-	-

	(1,005,120)	-	-

(19)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

b)

Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004	2003
	$	$	$

Future income tax assets
Net operating loss carry-forwards	15,227,725	7,365,758	1,040,125
Mineral properties	-	1,646,470	1,845,256
Property, plant and equipment	1,118,820	762,848	269,879
Share issuance costs	1,456,121	1,001,596	361,076

	17,802,666	10,776,672	3,516,336
Less: Valuation allowance	(16,797,546)	(10,776,672)	(3,516,336)

Net future tax assets	1,005,120	-	-

Future income tax liabilities
Mineral properties	(1,005,120)	-	-

Net future tax asset	-	-	-

c)	The Company has non-capital losses, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

$

2006	162,661
2007	123,249
2008	412,780
2009	916,624
2010	4,150,879
2014	17,920,438
2015	18,473,076

42,159,707

16	Contingencies and commitments

A net smelter royalty is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million. During the year ended April 30, 2005, royalties under this agreement amounted to $642,396 (2004 - $280,105).

(20)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

17	Segmented information

The Company has one operating segment consisting of a mining and mill operation located in Kirkland Lake, Canada. During the years ended April 30, 2005, 2004, and 2003 all of the Company’s capital assets, revenues earned, and operations were in Canada.

18	Supplemental cash flow information

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the years ended April 30, 2005, 2004 and 2003, the Company conducted non-cash financing and investing activities as follows:

	2005	2004	2003
	$	$	$

Warrants issued as share issuance costs	238,067	158,788	312,500
Warrants/common shares issued as finance
charges for loan	216,019	747,813	218,266
Value assigned to options/warrant exercised	1,741,992	635,367	912,994
Issuance of shares to settle debt	3,941,705	-	-

19	Material differences between Canadian and United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2005	2004	2003
	$	$	$

Loss for the year
Loss for the year following Canadian GAAP	(28,159,185)	(22,616,158)	(4,934,979)
Accretion of convertible loan (a)	445,026	101,307	83,668
Future income tax recovery (d)	(430,120)	-	-

Loss for the year following U.S. GAAP	(28,144,279)	(22,514,851)	(4,851,311)

Basic and diluted loss per share following
U.S. GAAP	(0.68)	(0.76)	(0.24)

(21)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005	2004	2003
	$	$	$

Convertible loans
Convertible loans following Canadian GAAP	-	3,088,818	2,176,622
Equity component of convertible loan (a)	-	283,657	94,546
Accretion of convertible loan (a)	-	(184,975)	(83,668)

Convertible loans following U.S. GAAP	-	3,187,500	2,187,500

Shareholders’ Equity
Shareholders’ equity following
Canadian GAAP	35,729,039	27,839,637	11,722,181
Equity component of convertible loan (a)	(630,001)	(283,657)	(94,546)
Accretion of convertible loan (a)	630,001	184,975	83,668
Flow through shares (d)	430,120	-	-
Future income tax (d)	(430,120)

Shareholders’ equity following U.S. GAAP	35,729,039	27,740,955	11,711,303

Cash Flows
Cash and cash equivalents - End of year
following Canadian GAAP	8,632,547	11,720,591	3,664,607
Flow through shares not disbursed during the
year (e)	(2,187,000)	(5,163,723)	-

Cash and cash equivalents - End of year
following U.S. GAAP	6,445,547	6,556,868	3,664,607

Cash flows from investing activities -
Following Canadian GAAP	9,914,741	11,113,659	7,046,301
Flow-through shares not disbursed during the
year (e)	(2,187,000)	(5,163,723)	-
Flow-through shares realized from previous
year (e)	5,163,723	-	-

Cash flows from investing activities following
U.S. GAAP	12,891,464	5,949,936	7,046,301

a)	Convertible loans

On June 11, 2002, August 11, 2003, and June 10, 2004 the Company issued convertible loans (note 8). Under Canadian GAAP, the fair value of the equity conversion feature is valued and recorded as a component of shareholders’ equity and the carrying amount of the loans are accreted over the term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed.

(22)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

b)	Asset retirement obligations

Effective May 1, 2003 the Company adopted the new accounting standard for asset retirement obligations FAS 143. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results.

c)	Stock based compensation

For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” until April 30, 2004. Under this method, the stock options granted at exercise prices at or above the quoted market value of the Company’s common shares at the date of the grant, there is no compensation cost recognized by the Company for options granted to employees.

In December 2004, the FASB issued SFAS 123R “Accounting for Stock-based Compensation.” This statement superseded APB 25 and eliminated the option to use the intrinsic value method for valuing stock-based compensation. It is applicable to transactions in which an entity exchanges its equity instruments for goods and services. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed.

During fiscal 2005, for U.S. GAAP purposes, the Company adopted the fair value based method of accounting for stock-based compensation on a modified prospective basis in accordance with FAS 148. This application is consistent with the application of CICA 3870 under Canadian GAAP. Accordingly, effective May 1, 2004, there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

d)	Flow-through shares

The Company received a net premium to market on the issuance of $575,000 (2004 - $nil) which was recorded in share capital under Canadian GAAP. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors.

In 2005, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $1,005,120 and a corresponding reduction of share capital in respect of flow-through share financing. Under U.S. GAAP the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

(23)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

e)	Restricted Cash

Under U.S. GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by $2,187,000 at April 30, 2005 (2004 $5,163,723) and restricted cash would be presented outside of current assets on the balance sheet.

f)	Impact of Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board or “FASB” issued Interpretation No. 46, consolidation of Variable Interest Entities, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”) which supersedes FIN 46 and is effective for all Variable Interest Entities (“VIEs”) created after February 1, 2003 at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In March 2004, the Emerging Issues Task Force issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-02”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statement No. 141, Business Communications (“SFAS 141”), and No. 142, Goodwill and Other Tangible Assets (“SFAS 142”), and EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets. The FSPs amend SFAS 141 and 142 to conform them to the Task Force Consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. The Company has adopted these provisions effective May 1, 2004 with no impact on the financial statements.

In March 2004, the EITF issued EITF 04-03, Mining Assets Impairment and Business Combinations. EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted. Effective May 1, 2004 the Company adopted EITF 04-03.

In December 2004, the FASB issued SFAS 153, “Exchange of Non-Monetary Assets – an amendment of APB 129”. This statement amends APB 129, which is based on the principle that exchanges of non- monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exceptions of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning on or after June 15, 2005.

(24)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

New Accounting Pronouncements in Canada

Financial instruments other than trade receivables, trade payables, and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possible certain other assets, designated as being “available for sale” securities, where changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are transferred to the operations statement. The result of applying this standard is that income from these investments will be reported in the statement of operations as if the asset were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a fiscal year and only if the Company has not already issued interim financial statements that cover part of the year.

20	Subsequent events

a)

On May 24 and 25, 2006 and June 2, 2006, the Company completed private placement of 1,793,500 units at a price of $9.20 per unit totalling $16,500,200. Each unit consisted of one common share and one-half of a share purchase warrant. Each warrant is exercisable for a period of 12 months at a price of $10.50 per share.

b)	On February 11, 2005, a promissory note in the amount of $1,000,000 was converted into 250,000 common shares of the Company.

c)

On August 25, 2005, the Company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until May 25, 2006 at a price of $4.60 per share.

d)

On September 29, 2005, the Company completed a sale by private placement of 1,000,000 units at a price of $4.00 per unit with Sprott Asset Management Ltd. for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until June 28, 2006 at a price of $4.60 per share.

e)	On October 17, 2005, the Company completed a sale by private placement of 555,500 “flow-through” shares at a price of $4.50 per share for gross proceeds of $2,499,750.

(25)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

f)	During the year ended April 30, 2006, 459,875 stock options were exercised and 7,000 were forfeited.

g)	During the year ended April 30, 2006, 1,125,000 warrants were granted, 2,173,501 were exercised and 2,175,964 expired.

(26)

ITEM 19           EXHIBITS

The following exhibits are included herein:

Number	Description	Page No.
1.01	Certificate of Continuance dated July 27, 1988	Note (1)
1.02	Articles of Continuance dated July 14, 1988	Note (1)
1.03	Certificate of Amendment dated May 19, 1994 together with Articles of Amendment dated April 22, 1994	Note (1)
1.04	Certificate of Amendment dated October 1, 1996 together with Articles of Amendment dated September 24, 1996	Note (1)
1.05	Certificate of Amendment dated November 26, 1996 together with Articles of Amendment dated November 18, 1996	Note (1)
1.06	Certificate of Amendment dated October 21, 1999 together with Articles of Amendment dated September 27, 1999	Note (1)
1.07	By-laws dated July 27, 1988	Note (1)
2	Not applicable	–
3	Not applicable	–
4(a).01	Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. and RAB Europe Partners L.P. in respect of loans totalling $2.5 million	Note (1)
4(a).02	Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd.	Note (1)
4(a).03	Agency Agreement dated June 21, 2002 with Fahnestock Canada Inc. with respect to a private placement of 1 million Common Shares	Note (1)
4(a).04	Subscription Agreement in the form executed on June 21, 2002 with respect to a private placement of 1 million Common Shares	Note (1)
4(a).05	Agency Agreement dated December 30, 2002 with Octagon Capital Corporation and Fahnestock Canada Inc. with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).06	Subscription Agreement in the form executed on December 30, 2002 with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).07	Listing Agreement dated March 5, 2003 with the Toronto Stock Exchange	Note (3)
4(a).08	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC	Note (2)
4(a).09	Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève in respect of loan for $1 million	Note (2)
4(a).10	Subscription Agreement in the form executed on August 8, 2003 and August 26, 2003 with respect to a private placement of 3.755 million Units	Note (2)
4(a).11	Agency Agreement dated November 14, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).12	Subscription Agreement in the form executed on November 14, 2003 with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).13	Agency Agreement dated December 1, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 2.2 million Units	Note (2)

Number	Description	Page No.
4(a).14	Subscription Agreement in the form executed on December 1, 2003 with respect to a private placement of 2.2 million Units	Note (2)
4(a).15	Subscription Agreement in the form executed on April 29, 2004 with respect to a private placement of 2,174,129 Units	Note (3)
4(a).16	Loan Agreement dated June 2, 2004 with Middlemarch Partners Limited in respect of loan for $2,406,250	Note (3)
4(a).17	Nominated Advisor and Broker Agreement dated June 24, 2004 with Canaccord Capital (Europe) Limited	Note (3)
4(a).18	Agency Agreement dated July 29, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 3,987,730 Common Shares	Note (3)
4(a).19	Subscription Agreement in the form executed on July 29, 2004 with respect to a private placement of 3,987,730 Common Shares	Note (3)
4(a).20	Agency Agreement dated November 16, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 1,950,292 Common Shares	Note (3)
4(a).21	Subscription Agreement in the form executed on November 16, 2004 with respect to a private placement of 1,950,292 Common Shares	Note (3)
4(a).22	Agency Agreement dated December 22, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 500,000 ‘flow-through’ Common Shares	Note (3)
4(a).23	Subscription Agreement in the form executed on December 22, 2004 with respect to a private placement of 500,000 ‘flow-through’ Common Shares	Note (3)
4(a).24	Subscription Agreement in the form executed on August 25, 2005 with respect to a private placement of 1,250,000 Units	Note (3)
4(a).25	Subscription Agreement in the form executed on September 26, 2005 with respect to a private placement of 1 million units	Note (3)
4(a).26	Subscription Agreement in the form executed on October 12 and 14, 2005 with respect to a private placement of 555,500 ‘flow-through’ Common Shares	Note (3)
4(a).27	Subscription Agreement in the form executed on May 24 and 25 and June 2, 2006 with respect to a private placement of 1,793,500 Units	Note (3)
4(a).28	Broker Agreements dated June 1, 2006 with Mirabaud Securities Limited and Ocean Equities Ltd.	Note (3)
4(c).01	Consulting Agreement dated March 15, 2001 with the Corporation’s President and Chief Executive Officer	Note (1)
4(c).02	Form of Stock Option Agreement	Note (1)
5	Not applicable	–
6	Not applicable	–
7	Not applicable	–
8	Not applicable	–
9	Not applicable	–
10	Not applicable	–
11	Code of Ethics dated June 30, 2005	Note (3)

Number	Description	Page No.
12.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934	EX01
12.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934	EX02
13.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX03
13.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX04
14	Not applicable	–
15	Not applicable	–

(1)	Incorporated herein by reference from the Corporation’s Registration Statement on Form 20-F dated June 28, 2002 and filed with the Securities and Exchange Commission on July 1, 2002.

(2)	Incorporated herein by reference from the Corporation’s Annual Report (amended) on Form 20-F dated January 14, 2004 and filed with the Securities and Exchange Commission on February 3, 2004.

(3)	Incorporated herein by reference from the Corporation’s Annual Report on Form 20-F dated June 30, 2006 to be filed with the Securities and Exchange Commission.

SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 30, 2006

KIRKLAND LAKE GOLD INC.

Per:	(signed) Brian A. Hinchcliffe
BRIAN A. HINCHLIFFE
President & Chief Executive Officer