Form 20-F
period 2006-04-30
KIRKLAND LAKE GOLD INC
filed 2006-09-19
CIK 1104440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2006

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

COMMISSION FILE NUMBER: 000-49919

KIRKLAND LAKE GOLD INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Highway 66, Kirkland Lake, Ontario, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

N/A	N/A
(Title of each Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

 50,868,138
Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated Filer [   ] Accelerated Filer [X] Non-accelerated Filer [   ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [   ]

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes [   ] No [X]

i

GENERAL

All references herein to the “Corporation” mean Kirkland Lake Gold Inc.

The Corporation uses the Canadian dollar as its reporting currency. All references herein to “dollars” or “$” or “Cdn$” means Canadian dollars, unless otherwise indicated. See Item 3 ‘Key Information – Selected Financial Data – Currency and Exchange Rates’ for detailed currency conversion information.

Except as noted, the information set forth herein is as of September 13, 2006.

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

free-milling [gold]	Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80%,

v

Term	Definition
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

mineralization	The concentration of metals and their chemical compounds within a body of rock.
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
modal	The most frequent value of a set of data.
molybdenite	Molybdenum sulphide (MoS2); which is the main ore in which molybdenum is

Term	Definition
found; often found in granitic rocks.
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

Mineral Resources are sub-divided, in order of increasing geological confidence,

Term	Definition

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

shear	The deformation of rocks by lateral movement along innumerable parallel

Term	Definition
planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
telluride	A mineral associated with gold that contains tellurium.
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

x

PART I

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.            DIRECTORS AND SENIOR MANAGEMENT

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Function
D. Harry W. Dobson c/o Rambler Metals & Mining Plc 33 St. James's Square London SW1Y 4JS United Kingdom	Chairman of the Board of Directors
Brian A. Hinchcliffe c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	President, Chief Executive Officer and Director
Robert G. Rodrigue c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Financial Officer (currently on sick leave)
John S. Thomson Millhill House Inchture, Perthshire PH14 9SN United Kingdom	Executive Vice-President & Acting/Interim Chief Financial Officer
Sandra Lee c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Corporate Secretary
Michael W. Sutton c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Chief Geologist & Assistant General Manager
Duncan K. Middlemiss c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	Engineering & Production Manager
Raymond A. Belecque c/o Kirkland Lake Gold Mines Highway 66 Kirkland Lake, Ontario P2N 3J1 Canada	General Manager

Name and Business Address	Function
Brian E. Bayley c/o Quest Capital Corp. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada	Director
S. Paul Kostuik Suite 601, 2288 Bellevue Avenue West Vancouver, British Columbia V7V 1C6 Canada	Director
George A. Milton Feorus West, Kenmare Kerry, Ireland	Director

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

ITEM 2            OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3            KEY INFORMATION

A.            SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the five fiscal years ended April 30, 2006, 2005, 2004, 2003 and 2002. This information should be read in conjunction with the financial statements for the three most recent fiscal years included elsewhere in this document.

The Corporation’s 2006, 2005, 2004, 2003 and 2002 annual financial statements have been audited by its current independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 20 to the 2006 annual financial statements provides a description of the principal measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to the Corporation and reconciliation to US GAAP of the Corporation’s financial statements.

All information provided herein is in Canadian GAAP (except as set out in the two tables below).

SUMMARY OF FINANCIAL INFORMATION
IN THE CORPORATION’S FINANCIAL STATEMENTS

	Years ended April 30th (Cdn$)
	2006	2005	2004	2003	2002
OPERATING DATA
Mining Revenue	35,122,603	22,156,105	9,807,106	11,704,639	0
Operating Costs	30,834,472	36,217,949	25,045,418	10,787,637	0
Net Income (Loss) Canadian GAAP US GAAP	(6,456,560) (6,992,618)	(28,159,185) (28,144,159)	(22,616,158) (22,514,851)	(4,934,979) (4,851,311)	(2,178,587) (2,178,587)
Basic and Diluted Earnings (Loss) per Common Share (1) Canadian GAAP US GAAP	(0.13) (0.14)	(0.68) (0.68)	(0.76) (0.76)	(0.25) (0.24)	(0.16) (0.16)

As at April 30th (Cdn$)
	2006	2005	2004	2003	2002
BALANCE SHEET DATA
Working Capital (Deficiency) Canadian GAAP US GAAP	6,804,669 6,804,669	3,976,387 1,789,387	3,443,306 (1,621,735)	(2,372,658) (2,383,536)	239,522 239,522
Total Assets Canadian GAAP US GAAP	60,766,531 60,766,531	47,734,561 47,734,561	40,530,110 40,530,110	21,333,559 21,333,559	13,991,298 13,991,298
Total Liabilities Canadian GAAP US GAAP	11,784,160 11,784,160	12,005,522 12,005,522	12,690,473 12,789,155	9,611,378 9,622,256	7,651,000 7,651,000
Shareholders Equity (Deficiency) Canadian GAAP US GAAP	48,982,371 48,982,371	35,729,039 35,729,039	27,839,637 27,740,955	11,722,181 11,711,303	6,340,298 6,340,298
Common Shares Number Dollar Amount	50,868,138 110,088,761	45,429,262 89,070,106	36,479,606 51,956,501	24,076,166 17,757,582	17,978,504 7,177,882
Dividends Declared per Common Share	0	0	0	0	0

(1)            The net loss per Common Share amounts are the same on both a basic and a diluted basis.

Currency and Exchange Rates

The following table sets out the average of the month-end exchange rates for one United States dollar (“US$”), expressed in terms of one Canadian dollar (“$” or “Cdn$”), during the following fiscal years.

Number of Canadian Dollars equal to US $1.00 Fiscal year Ended April 30th
2006	2005	2004	2003	2002
1.1769	1.2640	1.3439	1.5335	1.5698

The following table sets out the highest and lowest exchange rates for one United States dollar, expressed in terms of one Canadian dollar, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2006
August	1.1312	1.1066
July	1.1415	1.1112
June	1.1241	1.1001
May	1.1232	1.0989
April	1.1718	1.1203
March	1.1722	1.1320

The noon rate of exchange on September 12, 2006 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$ 1.1186.

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

The risks associated with the Corporation’s business and securities include:

The Corporation is experiencing Negative Cash Flow

The success of the Corporation’s business depends upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. The Corporation currently has limited revenue from operations and is experiencing negative operating cash flow. Accordingly, the Corporation must occasionally rely on additional funds presently available to it which have been raised through the sale of equity and debt capital. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended. If the Corporation cannot increase its cash flow and become profitable it will be unable to sustain its business and it will fail to achieve its business objectives.

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

The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Brian A. Hinchcliffe (President and Chief Executive Officer), Robert G. Rodrigue (Chief Financial Officer – currently on sick leave), John S. Thomson (Executive Vice-President and Acting/Interim Chief Financial Officer), Michael W. Sutton (Chief Geologist and Assistant General Manager), Duncan K. Middlemiss (Engineering & Production Manager) and Raymond A. Belecque (General Manager). The Corporation does not maintain life insurance for such personnel. The loss of the services of senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

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

The royalty is paid quarterly until the Corporation has paid a total of Cdn$ 15 million in royalties. The Corporation shall have the right to terminate the royalty at any time by paying the balance of the Cdn$ 15 million. As of April 30, 2006, a total of Cdn$ 2,204,204 had been paid or was payable to Kinross in respect of royalties.

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

Development of the Kirkland Lake Mining Assets

To date, the Corporation completed dewatering of the Mine Complex (to the intended depth of below the 5725-foot level), rehabilitated the 5720-foot loading pocket of the Macassa Mine, acquired mining equipment including scoop trams and custom designed mobile drilling equipment, and developed a hydraulic paste filling system to support production from Shaft No. 2 of the Mine Complex.

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

As a result of the successful completion of the dewatering program, underground mining can now be carried out from the 2475-foot, 3400-foot, 3835-foot, 4250-foot, 4500-foot, 4750-foot, 4900-foot, 5025-foot, 5150-foot, 5300-foot, 5450-foot, 5600-foot and 5720-foot levels of the Macassa Mine. The underground production is hoisted to surface by the No. 2 and 3 Shafts of the Mine Complex.

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

The Corporation currently has undertaken a variety of capital programs at the Mine Complex totalling $37.7 million over the next five fiscal years (2007 through 2011). These programs include various development activities (such as re-commissioning of Shafts No. 2 and 5 of the Mine Complex) and purchase of mining equipment. These programs are being financed through a combination of cash flow from operations, cash proceeds from equity financings and the exercise of warrants and stock options.

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

Reclamation Bonds and Permits

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, Kinross prepared, and had approved by the MNDM, closure plans for both the Macassa Mine and the Lake Shore Mine. Financial bonds totalling $2,043,435 for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross the Corporation assumed responsibility for these bonds and reimbursed Kinross for them. The other three properties, the Kirkland Lake, Teck-Hughes and Wright-Hargreaves Properties, will require geotechnical investigations and possible closure remediation to meet the MNDM’s approval. This ‘Asset Retirement Obligation’ had decreased to $1,845,780 as at April 30, 2006.

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

Mineral Reserve & Resource Estimates

The following tables set out the reserve and resource estimates for the Macassa Property as at April 30, 2006 made by Glenn R. Clark, P.Eng. of Glenn R. Clark & Associates Limited. The estimates are contained in his report dated July 18, 2006 entitled Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario.

The estimates are reported in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Glenn R. Clark is a ‘qualified person’ for the purposes of the National Instrument. Note that the reserves are classified separately and are not part of the resources.

The reserves were estimated to be:

Proven & Probable Reserves	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Proven	1,164,000	0.44	512,160
Probable	1,147,000	0.50	573,500
Total	2,311,000	0.47	1,085,660

The measured and indicated resources were estimated to be:

Measured & Indicated Resources	Tons (of ore)	Grade (ounces of gold per ton)	Ounces (of gold)
Measured	911,000	0.36	327,960
Indicated	1,055,000	0.35	369,250
Total	1,965,000	0.35	697,210

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

The inferred resources were estimated to be:

Inferred Resources	Tons (of ore)	Grade (ounces per ton)	Ounces (of gold)
Total	1,050,000	0.50	525,000

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

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 28% at 0.02 ounces of gold per ton. All higher grade assays are cut to 3.50 ounces of gold per ton. The cut-off grade used was either 0.25 or 0.30 ounces of gold per ton over the horizontal mining width depending on the location and economics of the ore block.

The area of influence of the proven and measured categories is 30 feet from development chip samples while the area of influence of the probable and indicated categories is 50 feet of radius from a known sample point (drill holes) and of the inferred resources is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good.

The assumptions used include a price of US$ 490 per ounce of gold and an exchange rate of Cdn$ 1.19 equals US$ 1.00 resulting in a price of Cdn$ 584.41 per ounce of gold.

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

  Shaft No. 2 of the Mine Complex was re-commissioned.

  An ore and waste handling device at the 4250-foot level of the Macassa Mine was installed in Shaft No. 2. That and improvements to the headframe have enabled, for the first time, ore and waste to be hoisted from the Shaft No. 2. Historically, Shaft No. 2 was primarily used for just lowering materials and as an emergency egress, but now this shaft will be used for production purposes.

  The microseismic system was also expanded to just below the 5725-foot level of the Macassa Mine thereby giving rock mechanics monitoring to the lower extents of the mine.

  The paste fill underground distribution system was expanded to the 5300-foot level allowing mining to be carried out on all levels down to that level.

  Established a new level, the 3400-foot level, from which more than 100,000 tones of high grade ore can be accessed. Due to favourable exploration results above this level, the Corporation is studying whether a level should be established at the 3000-foot horizon to access additional ore that it has discovered.

Some of these developments are described below in greater detail.

Exploration Strategy

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

Shaft and Ramp Rehabilitation

The Corporation has re-commissioned Shafts No. 2 and 3 of the Mine Complex and the Lake Shore/Teck-Hughes/Wright-Hargreaves Ramp. Such shafts and ramp are now available for use in the Corporation’s drilling programs and for production.

Dewatering

The previous owner of the Mine Complex allowed it to flood after the Macassa Mine ceased production. To dewater the mine, the Corporation has installed pumping equipment. As at June 30, 2006 dewatering of the No. 3 Shaft had extended to approximately 76 feet below the 5725-foot level. This enabled the Corporation to rehabilitate the 5150-foot and 5300-foot levels and make operational the loading pockets located on the 5150-foot and 5725-foot levels.

The goal of the dewatering program to the mine’s lower workings at the 5725-foot level was achieved in April, 2005. Rehabilitation of the loading pocket located at this level has been completed. Concurrently an underground exploration and development drilling program is being carried out for the purpose of adding to reserves.

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

ITEM 5            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including Note 20 to the 2006 annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP for significant measurement differences.

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

Changes in Accounting Policies

The Corporation did not adopt any new accounting policies in its 2006 fiscal year.

A.            OPERATING RESULTS

Results of Operation

The Corporation incurred a loss for the year ended April 30, 2006 of $6,456,560 or $0.13 per share, which compares with a loss of $28,159,185 or $0.68 per share reported for fiscal 2005. Gold revenues were 58.5% higher at $35,122,603, (2005- $22,156,105), with 63% of the increase due to gold price increases and 37% due to increased production.

During fiscal 2006, negative operating cash flow decreased significantly to $4,804,198 (2005- negative $25,849,127), due to a substantial increase in gold revenues and reduction in operating and exploration expenses, as efforts to increase production and become cash flow positive showed through into the results. The $13 million generated in incremental gold revenues together with reductions in operating costs ($5.4 million), exploration ($3.1 million) and lower general and administrative expenses ($0.7 million), substantially explain this improvement between years. The substantial improvement in operating cash flow, total year over year spending including operating costs, capital and royalties was unchanged at $46.8 million.

Operating Expenses

Operating costs reduced to $30,834,472, (2005- $36,217,949). This decrease was a function of volume and improved productivity from the considerable investments made in training, modernizing and upgrading infrastructure and equipment. Approximately 60% of current operating costs relate to labour.

An aggressive exploration drill program was undertaken in the Corporation’s 2005 fiscal year, primarily funded by ‘flow-through’ investments made by Canadian investors which entitle the investors to certain tax write-offs. The exploration program continued in fiscal 2006 with annual exploration expenditures of $5,024,637 (2005- $8,127,896). A total of $3.25 million was spent on drilling (2005- $7.23 million), with $1.92 million in exploration drilling (2005- $5.7 million), $1.33 million in definition drilling (2005- $1.53 million) with the remainder spent on exploration development and rehabilitation (2005- $1.3 million). The Corporation was required to spend $2.5 million raised in a ‘flow-through’ exploration financing by December 31, 2006. By April 30, 2006 a total of $700,000 had been spent on qualifying expenditures.

Fiscal 2006 experienced lower diamond drilling costs that reached $1.33 million (2005- $1.53 million), with 92,820 feet (108,700 feet fiscal 2005) of definition drilling carried out. A total of 113,000 feet of exploration drilling was completed. The average cost was $15.79 per foot.

Looking at other expenses, the Corporation incurred in fiscal 2006 a total of $3,853,109 (2005- $2,354,335) in amortization and depletion of asset costs and $64,736 (2005 - $1,258,250) on interest and bank charges and amortization of finance charges. The increase in amortization and depletion of asset costs is substantially due to the high level of underground development being undertaken by the Corporation during fiscal year. The decrease in interest and bank charges and amortization of finance charges is due to the reduction in convertible loan financing between fiscal years.

For the year ended April 30, 2006, general and administrative expenses (including share based compensation) were $1,801,086, which is significantly lower compared to $2,672,513 reported for the prior year as a result of cost reduction initiatives and one-off costs of $366,680 incurred for the assimilation and distribution of a publication featuring the Corporation, and $116,356 paid in conjunction with the AIM admission process included in the prior year figures.

Restricted Cash

Under U.S. GAAP, funds raised from the issue of ‘flow-through’ shares which have not yet been disbursed on qualifying exploration expenditures would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by Cdn$ 1,800,000 at April 30, 2006 (2005 – $2,187,000) and restricted cash would be presented outside of current assets on the balance sheet.

Capital Expenses

The cash flow invested in the Corporation’s activities stood at $14,585,798 for fiscal 2006, (2005-$9,914,741), with 16% of this amount for new mining equipment and 84% in underground development expenditures as the Corporation strives to reach profitability. Most of this increase resulted from an additional $5.2 million of mine development costs incurred during the year.

Production and Costs

Production for fiscal year 2006 was 58,314 ounces of gold, which fell short of the Corporation’s estimated production of 90,000 ounces, however this production exceeded fiscal 2005 by 27% or 12,450 ounces.

Gold sales during the 2006 fiscal year were 59,630 troy ounces with an average price of Cdn$ 587 per ounce as underground production from No. 3 Shaft continues to ramp up with the Corporation’s own mining force. This compares with gold sales of 41,900 ounces with an average sales price of Cdn$ 528 per ounce during the prior year. Again, this reflects the increase in gold prices and productivity during the year.

During fiscal 2006, 252,433 tons of rock were hoisted from underground operations, of which 156,688 tons was milled as ore. During fiscal 2005, the total hoisted tons were 236,088 tons from underground, of which 136,774 tons were milled as ore. This represents a 7% increase in hoisted tons and 14.5% increase in ore tons milled. Furthermore, 29,195 feet (in fiscal 2005, 22,250 feet) of lateral and vertical stope development was completed, an increase of 31%. The waste/ore ratio mined continued to be very high in fiscal 2006 as a result of continuing high levels of development work but this is expected to improve during fiscal 2007 and thereafter due to the development having been completed for the Upper D-Zone.

B.            LIQUIDITY AND CAPITAL RESOURCES

During the years ended April 30, 2006, 2005 and 2004, the Corporation incurred losses of $6.5 million, $28.2 million and $22.6 million respectively. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity securities and, to a small extent, convertible debt instruments.

During fiscal 2006 the Corporation raised equity of almost $20 million on a net basis to fund its operations and exploration. Subsequent to year end, the Corporation raised a further $16.5 million in May 2006 by way of private placement to fund working capital and further development activities.

The Corporation’s cash position at the end of April 2006 was $9,411,925 and it had a working capital surplus was $6,804,669. Management estimates that these funds, together with cash flow from targeted operations, will be sufficient to meet the Corporation’s obligations and capital expenditure plans for the coming fiscal year. However, differences will occur between actual results and those targeted by management, and those differences may be material. It is possible that the operations will not generate sufficient cash flow for the Corporation to continue in the normal course without funding being provided from outside sources.

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

The Corporation’s history of operating losses from mining operations indicate at April 30, 2006, that the recorded costs for mineral properties and related fixed assets may not be recoverable. Using a constant gold price of CDN$584 per ounce and operating costs similar to historical costs incurred over the past year, management estimates that annual production of approximately between 75,000 to 85,000 ounces in fiscal 2007 and for each year thereafter would be required to cover costs of operations, exploration costs and projected capital expenditures required for mining and development operations. To date, the Corporation has not been successful in achieving this rate of production. To recover these costs and the carrying values of mineral properties and other mining assets, over the life of the mine will require an increase in tonnage of ore processed and ounces of gold produced annually, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

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

The Corporation continues seeking ways to raise production levels and to improve efficiencies by providing consistent investment in training, exploration, and equipment. Production forecasts for fiscal 2007 indicate annual gold production of between 75,000 and 85,000 ounces.

Substantial costs and management time will be used during fiscal 2007 to improve operational systems, controls and processes. These initiatives will enable management to identify further opportunities to improve productivity and reduce operating costs.

Management believes that the requisite increase in production can be achieved due to operating improvements which are expected to result from the following:

  The attainment over the past year of the mine dewatering to lower horizons, providing physical access to previously unavailable levels for both improved production planning and higher volume production;

  The availability, commencing in August 2005, of an ore loading pocket at the 5725-foot level which has increased hoisting volume and permits enhanced access to large ore blocks on lower levels;

  The ongoing miner training program underway with the objective of enhancing the mining skills of the company’s workforce, improving worker retention and therefore improving production volumes;

  The expanded use of long-hole stoping mining method which will increase production and reduce costs;

  The addition of new equipment allowing for more mechanization in operations and resulting in higher production volumes at lower cost per ton than previously experienced.

  The increase in available working areas due to new exploration discoveries (for example, D Zone)

There is significant uncertainty associated with the ability of the Corporation to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets. Gold price or Canadian to U.S. dollar exchange rate movements, the success of the Corporation in realizing the benefit of the production improvements noted above, changes in the costs of labour and other costs or unforeseen production difficulties all would have an impact on the ability of the Corporation to achieve its goals from operations. The amount of working capital currently available for use by the Corporation could mean that a minor adverse development could have a significant impact on the Corporation’s operations and ability to recover costs.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.            TREND INFORMATION

The Corporation commenced production at its mining properties during May 2002 and has gradually increased its gold production ever since. Recent increases in the price of gold, together with increased gold production and consistent cost controls in the 2006 fiscal year, have assisted with the Corporation’s drive to profitability.

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

The Corporation’s management considers its biggest challenge to be meeting the Corporation’s gold production target for fiscal 2007 and thereafter. The Corporation has increased its workforce to meet its production requirements and, while it has made considerable progress in its efforts to recruit experienced miners, additional progress must be made.

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the Corporation’s fiscal year ended April 30, 2006, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations	$1,845,780	–	–	–	$1,845,780 (1)
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	$26,500	–	–	$26,500	–
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	$59,000	–	–	–	–
Total	$1,931,280	–	–	$26,500	$1,845,780

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

As at the date hereof, the following persons were the officers, directors and senior management of the Corporation:

Name (1)	Position with the Corporation	Since
DOBSON, D. Harry W.	Chairman of the Board of Directors	October 11, 2001
HINCHCLIFFE, Brian A.	President, Chief Executive Officer and Director	February 26, 2001
RODRIGUE, Robert G. (2)	Chief Financial Officer	March 14, 2005
THOMSON, John S.	Executive Vice-President & Acting/Interim Chief Financial Officer	May 19, 2006
LEE, Sandra	Corporate Secretary	February 27, 1995
SUTTON, Michael W. (3)	Chief Geologist & Assistant General Manager	February 1, 2002
MIDDLEMISS, Duncan K. (3)	Engineering & Production Manager	September, 9,2002
BELECQUE, Raymond A.	General Manager	January 1, 2002
BAYLEY, Brian E. (4)	Director	October 15, 1998
KOSTUIK, S. Paul (4)	Director	February 26, 2001
MILTON, George A. (4)	Director	December 1, 2003

(1)

None of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

(2)

Robert G. Rodrigue, the Corporation’s former Controller, became the Corporation’s former Chief Financial Officer on March 14, 2005. He is currently on sick leave and has been temporarily replaced by John S. Thomson.

(3)	The Corporation relies upon Michael Sutton and Duncan Middlemiss to review and approve all technical information contained in its written disclosure.

(4)	Member of the Audit Committee and Compensation Committee.

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

Issuer	Business
Belvedere Resources Ltd.	Gold, copper & base metal exploration
Borders and Southern Petroleum Plc	Petroleum exploration
Brazauro Resources Corp.	Gold exploration
Mountain Province Diamonds Inc.	Diamond exploration
Ovoca Resources Plc	Platinum, gold & zinc exploration

Issuer	Business
Rambler Metals & Mining Plc	Copper & gold exploration
Suroco Energy Inc.	Petroleum & natural gas exploration
Western Uranium Corp.	Uraniu exploration

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

JOHN S. THOMSON has served as Executive Vice-President since May 19, 2006 and while Robert G. Rodrigue is on sick leave, as Acting/Interim Chief Financial Officer since July 26, 2006. Mr. Thomson is a Chartered Accountant from Scotland who has also studied at INSEAD (a graduate business school based in Fontainebleau, near Paris). He has worked internationally in a variety of senior roles for companies including PepsiCo. Most recently, Mr. Thomson has built up and continues to maintain a successful consulting business providing advice to institutional shareholders and management teams in the media, minerals and technology sectors. He is a director (non-executive) of Parragon Publishing Ltd, a successful international publisher with operations in Europe, India, the UK and USA and was formerly the Managing Director of Vianet Group Plc., a publicly traded technology company based in the United Kingdom. Mr. Thomson’s business activities outside the Corporation consist of providing consulting services described above.

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

B.            COMPENSATION

Compensation Summary

The following table sets forth details of the compensation paid during, or payable in respect of, the Corporation’s fiscal year ended April 30, 2006 to its directors, officers and senior management:

Name	Position	Salary or Fee (Cdn$)	Bonus (Cdn$)	Benefits & Other Compensation (1) (Cdn$)
DOBSON, D. Harry W.	Chair of the Board of Directors	0	0	0
HINCHCLIFFE, Brian A.	President, CEO & Director	$311,284 (2)	0	0
RODRIGUE, Robert G.	Chief Financial Officer	105,286	0	0
LEE, Sandra	Secretary	0	0	0
SUTTON, Michael W.	Chief Geologist & Asst. Gen. Mgr	93,838	0	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	105,692	0	0
BELECQUE, Raymond A.	General Manager	124,276	0	0
BAYLEY, Brian E.	Director	12,000(3)	0	0
KOSTUIK, S. Paul	Director	22,000(3)	0	0
MILTON, George A.	Director	12,000(3)	0	0
SINCLAIR, A. Murray	Director (4)	0	0	0

(1)

Senior management did not receive any benefits from the Corporation other than health, dental and similar benefits on the same basis as paid to other employees. See ‘Share Ownership – Options to Purchase Securities from the Corporation or Subsidiary’ below for particulars of stock options granted to directors and officers.

(2)	Includes payments to adjust for a shortfall in payments of salary in fiscal 2005.

(3)	The fees paid to directors for fiscal 2006 will be paid in fiscal 2007.

(4)	A. Murray Sinclair resigned as a director on May 10, 2005.

Agreements with Senior Officers

Other than employment agreements entered into in the ordinary course of business, the Corporation has entered into a consulting agreement dated March 15, 2001 with Brian A. Hinchcliffe, the Corporation’s President and Chief Executive Office its Chief Executive Officer pursuant to which provides the services of a chief executive officer for the Corporation at a remuneration of US$ 120,000 per year. In consideration of Mr. Hinchcliffe entering into the agreement the Corporation paid Mr. Hinchcliffe a bonus of US$ 30,000. Effective March 1, 2004 the remuneration under the agreement was increased from US$ 120,000 to US$ 225,000 per year. In addition, bonuses and stock options may be paid or granted in the discretion of the Board of Directors. The agreement may be terminated upon two months notice.

Remuneration of Directors

The Chairman of the Board of Directors does not receive any fee for acting as its chairman, however, each independent director receives an annual fee of $12,000 for acting as a director of the Corporation. In addition to the foregoing fee, the Chairman of the Audit Committee of the Board of Directors receives an annual fee of $10,000 and each member of the Committee receives an annual fee of $5,000. The Chairman of the Compensation Committee of the Board of Directors also receives an annual fee of $6,000 and each member of the Committee also receives an annual fee of $2,000.

The Board of Directors separately remunerates any director undertaking services on behalf of the Corporation other than services ordinarily required of a director.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Pension, Retirement & Similar Benefits

The Corporation does not have any pension or retirement plans nor does it provide any similar benefits to its directors, officers and senior management. No amounts were set aside or accrued by the Corporation during fiscal 2006 to provide pension, retirement or similar benefits for directors, officers and senior management of the Corporation.

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

Management is a wholly-owned subsidiary of Quest Capital Corp. (“Capital”), the shares of which trade on the Toronto and American Stock Exchanges and the AIM market of the London Stock Exchange. Brian E. Bayley, the President and Chief Executive Officer and a director of Capital, is a director of the Corporation and Sandra Lee, the Corporate Secretary of Capital, is the Corporate Secretary of the Corporation.

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

Service Contracts with Directors

The Corporation does not have any service contracts with directors providing for payment of benefits upon termination of employment.

Board Committees

The Board of Directors of the Corporation has created an Audit Committee and a Compensation Committee.

Audit Committee

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

Members of the Audit Committee may be appointed any time by the Board of Directors. The Board, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation. The Audit Committee consists of Brian E. Bayley, George A. Milton and S. Paul Kostuik (Chairman).

Compensation Committee

The Compensation Committee is responsible for the review of all compensation (including stock options) paid by the Corporation to the directors and senior management of the Corporation and any subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The policy used by the Committee in determining compensation is that the compensation should (i) reflect the Corporation’s current state of development, (ii) reflect the Corporation’s performance, (iii) reflect individual performance, (iv) in respect of the executives, align their interests with those of the shareholders, and (v) assist the Corporation in retaining key individuals. The main elements of the executive compensation consists of base remuneration which is supplemented by incentive bonuses to reward executives for delivering value to the Corporation’s shareholders through measurable increases in the value of the Common Shares, asset base, revenue and income.

Members of the Compensation Committee may be appointed any time by the Board of Directors. The Board, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation. The Compensation Committee consists of Brian E. Bayley, George A. Milton (Chairman) and S. Paul Kostuik.

D.            EMPLOYEES

All of the Corporation’s employees work at the Corporation’s Mine Complex in Kirkland Lake, Ontario in the following areas:

Area	Number of Employees (by area) as at April 30
	2006		2005		2004
	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time
Administration	54	2	60	3	47	3
Maintenance (1)	31	3	30	3	25	2
Production - Underground - Above Ground	112 45	7 0	116 46	14 0	131 21	12 2

(1)	Some maintenance is carried out for the Corporation by independent contractors.

(2)

Some underground production was carried out for the Corporation by independent contractors in fiscal 2003, however, commencing part way through fiscal 2004 the Corporation began carrying out underground production using its own employees.

The Corporation’s employees voted to decertify as a union in fiscal 2003. During the summer of 2003, the union which claimed to represent former workers at the Mine withdrew its claim.

E.            SHARE OWNERSHIP

Share Ownership

The following table sets out the Common Shares beneficially held by the directors, officers and senior management of the Corporation:

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at August 15, 2006 (1)
DOBSON, D. Harry W.	Chairman of the Board of Directors	3,390,000 (6.4%)
HINCHCLIFFE, Brian A.	President, Chief Executive Officer & Director	1,138,000 (2.1%)
RODRIGUE, Robert G.	Chief Financial Officer	0
THOMSON, John S.	Executive Vice-President & Acting/Interim Chief Financial Officer	0
LEE, Sandra	Corporate Secretary	0

Name	Position with the Corporation	Number & Percentage of Outstanding Common Shares Owned as at August 31, 2006 (1)
SUTTON, Michael W.	Chief Geologist & Assistant General Manager	0
MIDDLEMISS, Duncan K.	Engineering & Production Manager	0
BELECQUE, Raymond A.	General Manager	0
BAYLEY, Brian E.	Director	9,700 (0.02%)
KOSTUIK, S. Paul	Director	33,500 (0.06%)
MILTON, George A.	Director	1,058,795 (2.0%)

(1)

A total of 52,871,888 Common Shares were issued and outstanding as at August 31, 2006. Numbers shown do not include Common Shares issuable upon exercise of options or warrants. See ‘Options to Purchase Securities from the Corporation or Subsidiary’ below.

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

The following table sets out the names of the directors, officers and senior management of the Corporation to whom stock options have been granted and the number of Common Shares subject to such stock options:

Name	Number of Common Shares under Options Granted in 2006 Fiscal year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		April 30, 2006	August 31, 2006
Officers:
DOBSON, D. Harry W. Chairman of the Board	0	100,000	0	1.35	October 3, 2006
HINCHCLIFFE, Brian A. President & CEO	0	0	0	–	–
RODRIGUE, Robert G. Chief Financial Officer	0	17,500	17,500	4.70	September 24, 2009
THOMSON, John S. (1) Executive Vice-President & Acting/Interim CFO	–	–	0	–	–
LEE, Sandra Secretary	0	0	0	–	–
Directors:
BAYLEY, Brian E.	0	50,000	50,000	1.35	October 3, 2006
KOSTUIK, S. Paul	0	0	0	–	–
MILTON, George A.	0	100,000	100,000	3.95	November 26, 2008
SINCLAIR, A. Murray (2)	0	0	0	–	–
Senior Management:
SUTTON, Michael W. Chief Geologist & Assistant General Manager	0 0	25,000 20,000	20,000 20,000	1.35 2.20	October 3, 2006 January 10, 2008
MIDDLEMISS, Duncan K. Engineering & Production Manager	0 0	15,000 5,000	0 5,000	2.20 4.70	January 10, 2008 September 24, 2009
BELECQUE, Raymond A. General Manager	0	0	0	–	–

(1)	John S. Thomson was appointed Executive Vice-President on May 19, 2006.

(2)	A. Murray Sinclair resigned as a director on May 10, 2005 and his option terminated 90 days after that date.

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

Name and Relationship to Corporation	Number of Shares Beneficially Owned (1) as at August 31, 2006	Percentage of Class (2)
DOBSON, D. Harry W. Chairman of the Board of Directors	3,390,000	6.4%

(1)	‘Shares Beneficially Owned’ includes Common Shares issuable pursuant to the exercise of warrants or stock options held by the named party.

(2)	Based on 52,871,888 Common Shares issued and outstanding at August 31, 2006 plus Common Shares issuable pursuant to the exercise of warrants or stock options held by the named party.

(3)	There has not been any significant change in the number of Common Shares owned in the past three years.

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

B.            RELATED PARTY TRANSACTIONS

Except as disclosed herein and in note 14 of the Corporation’s 2005 and 2006 annual financial statements, the Corporation has not, during those fiscal years and thereafter up to the date of this Annual Report, and does not presently propose to:

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

C.            INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8            FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The Corporation’s audited annual financial statements for the years ending April 30, 2006, 2005 and 2004 are contained and incorporated herein. See Item 17 ‘Financial Statements’.

Export Sales

Almost 100% of the gold produced from the Corporation’s operations are sold into the North American gold bullion markets.

Legal and Arbitration Proceedings

The Corporation is not involved in any legal or arbitration proceedings which may have or have had in the recent past, a significant effect on the Corporation’s financial position or profitability except as described below.

On May 8, 2006 four charges were laid against the Corporation under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the falling death of an employee in December, 2005. The Corporation entered an appearance to the proceedings on June 13, 2006 and will next appear in court in November, 2006 at which time it must enter a plea. If the charges proceed to trial and the Corporation is found guilty, the Corporation could be subject to fines not exceeding Cdn$ 500,000 per charge. The Corporation intends to vigorously defend itself against these charges and believes that its conduct was in compliance with the Act and that it has a good work safety environment.

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

ITEM 9            THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

The Corporation has only one class of shares authorized, namely, the Common Shares. The Common Shares do not have a nominal or par value. There are an unlimited number of Common Shares authorized. As of August 31, 2006 a total of 52,871,888 Common Shares were issued and outstanding.

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

Fiscal Quarter	High (Cdn$)	Low (Cdn$)
2007
1st Quarter	9.50	5.36
2006
4th Quarter	8.97	4.95
3rd Quarter	5.60	3.55
2nd Quarter	4.45	3.40
1st Quarter	4.74	3.60
2005
4th Quarter	5.31	3.79
3rd Quarter	7.04	4.65
2nd Quarter	6.65	3.45
1st Quarter	4.49	3.35

The following is a summary, on a monthly basis, of the high and low prices of the Common Shares on the Corporation’s principal trading market, the Toronto Stock Exchange, during the past six months:

Month	High (Cdn$)	Low (Cdn$)
2006
August	7.40	6.01
July	7.90	6.53
June	8.20	5.61
May	9.50	7.60
April	8.97	6.77
March	7.45	5.90

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

10.

Subscription Agreements dated August 8, 2003 and August 26, 2003 with 13 placees in respect of a private placement of 3.755 million units (each unit consisting of one Common Share and one-half of one Common Share purchase warrant, each whole warrant entitling the holder to purchase one Common Share for a period of 24 months at a price of $3.00 per share) completed on August 8, 2003 and August 26, 2003 for proceeds of $9.763 million.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-

by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shareholding of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as ‘passive income,’ ‘high withholding tax interest,’ ‘financial services income,’ ‘shipping income,’ and certain other classifications of income. Dividends distributed by the Corporation will generally constitute ‘passive income’ or, in the case of certain U.S. Holders, ‘financial services income’ for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

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

Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and purchases by investors. Inherent in the gold price risk is a component of exchange rate risk affected by factors such as supply and demand for Canadian and United States currencies and economic conditions in each country. In fiscal 2006 the gold prices ranged from Cdn$ 487 to Cdn$ 720. For the purpose of the sensitivities presented in the table below, the Corporation assumed that gold is valued at Cdn$ 590 per ounce.

The following table shows the estimated impact on income per share of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant.

A 10% Change in	Would have an Impact on Earnings per Share of
Gold price	$0.07

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

The Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of April 30, 2006, being the date of the Corporation’s fiscal year end for which year this Annual Report has been prepared. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of that fiscal year the Corporation’s disclosure controls and procedures were not effective since they did not result in the Corporation’s Annual Reports on Form 20-F for fiscal 2004 and 2005 being filed with the SEC within the time periods specified in the SEC’s rules and forms. The 2004 and 2005 Annual Report filings have now been made and this Annual Report for fiscal 2006 has been filed within such time periods. The Corporation has confirmed its intention to ensure all future filings are made within the relevant time periods and that the prescribed controls and procedures will be in place by the end of fiscal 2007.

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

Changes in Internal Control over Financial Reporting

During the Corporation’s fiscal year ended April 30, 2006, there were no changes in its internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

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

2006:	$147,309	2005:	$109,413

Audit-Related Fees

For assurance and related services reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the heading ‘Audit Fees’ above were:

2006:	$0	2005:	$0

Tax Fees

For tax compliance, tax advice, and tax planning were:

2006:	$11,000	2005:	$12,254

The services provided were in connection with the filing of the Corporation’s annual tax returns.

All Other Fees

For all other services were:

2005:	$0	2004:	$0

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

During the 2006 fiscal year the Corporation did not rely on the exemption in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X in respect of the non-audit services rendered by the Corporation’s principal accountant (auditor). That section exempts the Corporation’s principal accountant (auditor) from the requirement to be independent of the Corporation and not provide any non-audit services for the Corporation if the total fees paid to the principal accountant for the non-audit related services does not exceed 5% of the principal accountant’s fees to the Corporation for the fiscal year, such services were not recognized by the Corporation to be non-audit related at the time the principal accountant was retained to perform them and such services were promptly brought to the attention of, and approved by, the Audit Committee before the completion of the audit for that fiscal year.

To the best of the Corporation’s knowledge, the percentage of hours expended on the principal accountant’s (auditor) engagement to audit the Corporation’s financial statements for the 2006 fiscal year which was attributable to work performed by persons other than the principal accountant’s (auditor) full-time permanent employees was less than 50%.

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

PART III

ITEM 17            FINANCIAL STATEMENTS

The following financial statements for the years ended April 30, 2006, 2005 and 2004 are included herein.

Number	Description	Page No.
(i)	Independent Auditor’s Report of PricewaterhouseCoopers LLP, Chartered Accountants, dated August 1, 2006	FA2
(ii)	Consolidated Balance Sheets as at April 30, 2006 and 2005	FA3
(iii)	Consolidated Statements of Operations and Deficit for the years ended April 30, 2006, 2005, and 2004	FA4
(iv)	Consolidated Statements of Cash Flow for the years ended April 30, 2006, 2005, and 2004	FA5
(vi)	Notes to Consolidated Financial Statements	FA6

The Corporation’s consolidated financial statements for the year ended April 30, 2006 are reported on by the Corporation’s auditor, PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 20 of the annual financial statements.

Kirkland Lake Gold Inc.

Financial Statements
April 30, 2006 and 2005
(expressed in Canadian dollars)

Independent Auditors’ Report

To the Shareholders of
Kirkland Lake Gold Inc.

We have audited the balance sheets of Kirkland Lake Gold Inc. as at April 30, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
August 1, 2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. United States reporting standards for auditors also require an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated August 1, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
August 1, 2006

Kirkland Lake Gold Inc.
Balance Sheets
As at April 30, 2006 and 2005

(expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents (note 19)	9,411,925	8,632,547
Accounts receivable	2,729,475	780,158
Inventories (note 4)	4,295,899	4,176,844
Prepaid expenses and deposits	70,250	227,277
	16,507,549	13,816,826
Security deposits (note 3)	725,000	725,000
Mineral properties (note 5)	29,986,447	20,227,298
Property, plant and equipment (note 6)	11,504,100	10,922,002
Mine closure bonds (note 8)	2,043,435	2,043,435
	60,766,531	47,734,561
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,702,880	9,840,439
Contingencies (note 17)	150,000	-
Other liabilities	85,500	54,500
Asset retirement obligation (note 8)	1,845,780	2,110,583
	11,784,160	12,005,522
Shareholders’ Equity
Capital stock (note 9)
Authorized
Unlimited common shares without par value
Issued
50,868,138 (2005 - 45,429,262) common shares	110,088,761	89,070,106
Options (note 10)	1,079,766	1,184,062
Warrants (note 11)	-	3,841,480
Contributed surplus (note 12)	2,797,768	160,755
Deficit	(64,983,924)	(58,527,364)
	48,982,371	35,729,039
	60,766,531	47,734,561

Operations, going concern and measurement uncertainty (note 1)

Approved by the Board of Directors

(signed) Brian E. Bayley	Director	(signed) Brian A. Hinchcliffe	Director

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Operations and Deficit
For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars, except per share amounts)

	2006	2005	2004
	$	$	$
Revenue
Mining revenue	35,122,603	22,156,105	9,807,106

Expenses
Operating costs	30,834,472	36,217,949	25,045,418
Stock-based compensation/or operational personnel	116,206	175,279	-
Amortization and depletion	3,853,109	2,354,335	1,229,508
Royalties	1,341,286	677,132	280,105

	36,145,073	39,424,695	26,555,031

	(1,022,470)	(17,268,590)	(16,747,925)

Other expenses
General and administrative	1,551,852	2,219,775	1,808,263
Stock-based compensation for administrative personnel	249,234	452,738	81,515
Exploration	5,024,637	8,127,896	3,124,589
Amortization of finance charges	-	866,755	520,472
Interest and bank charges	64,736	391,495	419,807
Foreign exchange loss	12,784	11,601	642
Interest and other income	(644,235)	(174,545)	(87,055)

	6,259,008	11,895,715	5,868,233

Loss before future income tax recovery	(7,281,478)	(29,164,305)	(22,616,158)

Future income tax recovery (note 15)	(824,918)	(1,005,120)	-

Loss for the year	(6,456,560)	(28,159,185)	(22,616,158)

Deficit - Beginning of year	(58,527,364)	(29,560,929)	(6,944,771)

Adoption of accounting standard (note 2)	-	(807,250)	-

Deficit - End of year - as restated	(64,983,924)	(58,527,364)	(29,560,929)

Basic and diluted loss per share	(0.13)	(0.68)	(0.76)

Weighted average number of shares outstanding	48,118,378	41,611,019	29,693,146

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Statements of Cash Flows
For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Cash flows from operating activities
Loss for the year	(6,456,560)	(28,159,185)	(22,616,158)
Items not affecting cash
Future income tax recovery	(824,918)	(1,005,120)	-
Amortization and depletion	3,853,109	2,354,335	1,229,508
Accretion of interest and amortization of
finance charges	-	894,633	694,930
Contingencies	150,000	-	-
Stock-based compensation	365,440	628,017	81,515
Accretion of asset retirement obligation	126,635	-	-

	(2,786,294)	(25,287,320)	(20,610,205)
Changes in non-cash working capital items
Accounts receivable	(1,949,317)	(345,152)	(121,838)
Inventories	(119,055)	(2,649,291)	(944,263)
Prepaid expenses and deposits	157,027	95,917	121,026
Accounts payable and accrued liabilities	(137,559)	2,366,219	4,009,748
Other liabilities	31,000	(29,500)	-

	(4,804,198)	(25,849,127)	(17,545,532)

Cash flows from financing activities
Net proceeds from issuance of capital stock	20,169,374	32,457,074	37,715,175
Proceeds from issuance of convertible loans	-	2,406,250	1,000,000
Repayment of notes payable and convertible loans	-	(2,187,500)	(2,000,000)

	20,169,374	32,675,824	36,715,175

Cash flows from investing activities
Purchase of property, plant and equipment	(2,326,920)	(2,275,181)	(4,839,072)
Purchase of short-term investments	-	(10,535,000)	-
Proceeds from sale of investment	-	10,000,000	-
Additions to mineral properties	(12,258,878)	(7,104,560)	(6,274,587)

	(14,585,798)	(9,914,741)	(11,113,659)

Increase (decrease) in cash and
cash equivalents	779,378	(3,088,044)	8,055,984

Cash and cash equivalents -
Beginning of year	8,632,547	11,720,591	3,664,607

Cash and cash equivalents - End of year	9,411,925	8,632,547	11,720,591

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of these financial statements.

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

1	Operations, going concern and measurement uncertainty

Operations

Kirkland Lake Gold Inc. (the Company) owns gold mining and milling operations in Kirkland Lake, Canada, which were inactive when acquired in December 2001.

Going concern

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlements of liabilities in the normal course of business as they come due.

For the years ended April 30, 2006, 2005 and 2004, the Company reported losses of $6,456,560, $28,159,185 and $22,616,158, respectively, an accumulated deficit of $64,983,294 (2005 - $58,527,364) at that date. In addition to its ongoing working capital requirements, the Company needs to obtain new cash resources required for operating activities, including exploration costs. The funds required to continue operations and exploration activities during this period have been financed primarily from the issue of equity or convertible debt instruments.

The Company’s ability to continue as a going concern is dependent upon the gold price, its ability to fund its development and exploration programs, manage and generate positive cash flows from operations. These financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and these adjustments could be material.

Measurement uncertainty

The Company’s history of operating losses from mining operations indicate at April 30, 2006, that the recorded costs for mineral properties and related fixed assets may not be recoverable. Management estimates, using a constant gold price of $584 per ounce and operating costs similar to historical costs incurred over the past year, that annual production of approximately between 75,000 and 85,000 ounces in fiscal 2007 and for each year thereafter. To date the Company has not been successful in achieving this rate of production. To recover these costs, and the carrying values of mineral properties and other mining assets, over the life of the mine will require a significant increase in tonnage of ore processed and ounces of gold produced annually to the above levels, a reduction in the workforce and associated mining costs through the curtailment of certain development projects, or both.

Management believes that the requisite increase in production can be achieved due to operating improvements which are expected to result from the following:

• The attainment over the past year of mine dewatering to lower zones, providing physical access to previously unavailable mine levels for both improved production planning and higher volume production;

(1)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

•	The ongoing staff training program underway with the objective of enhancing the mining skills of the Company’s workforce, improving worker retention and therefore improving production volumes;

•	The availability, commencing in August 2005, of an ore loading pocket at the 5700 foot level which will increase hoisting volume and permit enhanced access to large ore blocks on lower levels;

•	The expanded use of long-hole stoping production methodology which will increase production and reduce costs;

•	The reduction of development waste rock quantities mined in proportion to development and production ore quantities, resulting in increased volumes and improved grades of ore available for milling;

•	The addition of new equipment allowing for more mechanization in operations and resulting in higher production volumes at lower cost per ton than previously experienced.

There is significant uncertainty associated with the ability of the Company to achieve the increase in production or reduction in costs necessary to recover the carrying value of the mineral property and related assets. Gold price or Canadian/U.S. dollar exchange rate movements, the success of the Company in realizing the benefit of the production improvements noted above, changes in the costs of labour and the other costs or unforeseen production difficulties all would have an impact on the ability of the Company to achieve its goals from operations. The amount of working capital currently available for use by the Company could mean that a minor adverse development could have a significant impact on the Company’s operations and ability to recover costs.

As at April 30, 2006, management has determined that the value recorded for mineral property and fixed assets is not impaired, based on the operations improvements set out above, the mine’s updated reserves and resource model, the number of high quality underground exploration targets identified and currently being explored within the Kirkland Lake mineral property and available public information about prices achieved for purchase transactions involving other mineral properties. Although no impairment was determined at this time, near term adverse changes in gold prices, a continued increase in the Canadian versus the U.S. dollar, not attaining the effects of the operations improvements noted above or the lack of success of ongoing exploration programs in locating additional reserves could result in the determination that the assets are impaired and such impairment could be material.

2	Significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in accordance with generally accepted accounting principals (GAAP) in Canada.

(2)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Stock-based compensation

Effective May 1 2004, the Company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870. The standard sets out a fair value approach that is required for all stock-based transactions. Prior to May 1, 2004, the Company used the intrinsic value-based method to account for its employee stock incentive plan, and therefore no compensation expense had been recognized under the plan for stock options issued to employees and directors. This change in policy has been applied retroactively without restatement of prior periods as allowed under the section.

Stock-based compensation on options is recorded as an expense over the period the options vest, based on the fair value estimated based on the Black-Scholes option pricing method.

The change in accounting policy resulted in a cumulative increase of $807,250 to the opening deficit at May 1, 2004 and increases of $132,009, $54,030 and $621,211 to share capital, contributed surplus, and options respectively.

Asset retirement obligation

On May 1, 2004 the Company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at net income.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas, significant to the Company’s business, where management’s judgment is applied are mineral reserves and resource, stock-based compensation, contingent liabilities, gold inventory in circuit, environmental, impairment test and closure obligations. By their nature such estimates are subject to measurement uncertainty. Actual results could differ from these estimates, and these estimates may be subject to change in the future.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less at the date of acquisition.

(3)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Inventories

Dore bars, gold in process and the surface ore stockpile are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus fixed costs associated with the mine site. The Company uses a rolling period average cost to value the inventory of gold on hand. Mine operating supplies are valued at average cost less allowance for obsolescence.

Mineral properties and deferred exploration costs

The Company expenses exploration expenditures and near term ore development costs as incurred. Property acquisition costs and longer term development costs incurred to expand ore reserves are deferred and depleted on a units-of -production basis over proven and probable reserves which are currently accessible by the Company. Management’s estimate of gold price, recoverable proven and probable reserves, operating capital and reclamation costs are subject to risk and uncertainties affecting the recoverability of the Company’s investment in mineral properties. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the property. The Company assesses capitalized costs for recoverability on an annual basis or more frequently if changes in circumstances suggest that impairment is possible. Where information is available and conditions suggest impairment, estimated future net cash flows are calculated using estimated future prices, reserves and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the present value of the discounted net cash flows.

Property, plant and equipment

Property, plant and equipment costs are recorded at cost and amortized on a straight line basis over the following terms:

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

(4)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Foreign currency translation

The Company generally seeks to sell its gold in Canadian dollars. To the extent these transactions are denominated in foreign currencies, they are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in the statements of operations and deficit.

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

The Company follows the treasury stock method in the calculation of diluted earnings per share. As the Company is incurring losses, basic and diluted loss per share are the same.

3	Security deposits

The Company’s security deposits include $225,000 held as collateral to provide a letter of credit to the Independent Electricity Market Operator as security for payment in connection with ongoing electricity usage, and $500,000 as a security deposit at the Royal Bank of Canada to cover payroll electronic file transfers.

(5)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

4	Inventories

	2006	2005
	$	$

Mine operating supplies	1,147,502	979,647
Gold in process	2,657,417	2,164,540
Dore bars	-	858,825
Surface stockpile	490,980	173,832

	4,295,899	4,176,844

5	Mineral properties

The Company’s mineral properties comprise five contiguous mining properties in and around Kirkland Lake, Ontario.

	2006	2005
	$	$
Balance - Beginning of year	20,227,298	14,118,836
Rehabilitation and development costs	11,867,437	7,104,561
Depletion	(2,108,288)	(996,099)
Balance - End of year	29,986,447	20,227,298

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	106,713	688,935
Underground development	29,370,151	2,853,998	26,516,153
Underground pumping	2,050,942	266,276	1,784,666
Mill and surface facilities	149,731	20,114	129,617
Lakeshore property	1,000,411	133,335	867,076

	33,366,883	3,380,436	29,986,447

(6)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Acquisition allocation	795,648	56,978	738,670
Underground development	17,503,074	984,763	16,518,311
Underground pumping	2,050,942	144,458	1,906,484
Mill and surface facilities	149,371	10,680	138,691
Lakeshore property	1,000,411	75,269	925,142

	21,499,446	1,272,148	20,227,298

6	Property, plant and equipment

			2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	433,471	298,532	134,939
Mine and mill equipment	15,227,406	4,438,354	10,789,052
Vehicles	115,957	56,132	59,825
Buildings	688,926	168,642	520,284

	16,465,760	4,961,660	11,504,100

			2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment	388,152	160,954	227,198
Mine and mill equipment	13,076,107	2,912,673	10,163,434
Vehicles	82,759	36,847	45,912
Buildings	591,822	106,364	485,458

	14,138,840	3,216,838	10,922,002

(7)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

7	Convertible loans

	a)	On June 10, 2004, the Company completed loan financing of $2,406,250. The loan had a term of six months and paid interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.40 per common share.

The Company has determined the value of the equity conversion feature of the convertible loans to be $346,344 using the Black Scholes option pricing model. The remainder of $2,059,906 was classified as debt.

The lender received an aggregate of 54,140 common shares as a bonus for making the loan. The common shares have been determined to have a fair value of $216,019 which will be amortized over the term of the loan.

On December 10, 2004, this loan was converted into 546,875 common shares of the Company.

b)

On August 11, 2003, the Company completed a convertible loan financing of $1,000,000. The loan had a term of eighteen months, which could be extended for eighteen months at the Company’s option (see below), and paid interest at the rate of 10% per year.

The principal amount of the loan was convertible at the lender’s option into common shares at the rate of $4.00 per common share and the accrued interest was convertible into common shares at the rate equal to the higher of $4.00 per common share or the then 10 days weighted volume average trading price of the Company’s shares. If the loan was converted or repaid before the first anniversary date of the closing, the lender would receive one year’s worth of interest (excluding interest converted into shares) on the original loan amount.

The Company determined the value of the equity conversion feature of the convertible loans to be $189,111 using the Black-Scholes option pricing model. The remainder of $810,889 was classified as debt.

On August 11, 2003 the lender received 75,000 common shares at $3.00, as a bonus for making the loan, which have been determined to have a fair value of $225,000 and will be amortized over the initial term of the loan.

On February 11, 2005, the maturity date of the loan, the lender was issued 250,000 common shares upon the lender’s election to convert the principal amount into common shares of the Company at the rate of $4.00 per share. The lender did not elect whether to convert the accrued interest into common shares or be paid the accrued interest in cash. Accordingly, the Company has recorded the accrued interest of $150,635 as an account payable and is seeking payment instructions from the lender.

(8)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

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

The Company determined the value of the equity conversion feature of the convertible loans was $94,546 using the Black-Scholes option pricing model. The remainder of the $2,405,454 had been classified as debt.

The lenders received an aggregate of 125,000 special warrants exercisable at deemed value of $2.05 for 10 years, as a bonus for making the loans, which were recorded as finance charges at an estimated fair value of $218,266. The special warrants were converted into common shares on February 21, 2003.

During the year ended April 30, 2003, the Company repaid one of the convertible loans with a face value of $312,500. As a result of the redemption $11,818 of the value of the equity conversion feature of the convertible loans was transferred to contributed surplus leaving a balance of $82,728 as the equity component of the convertible loans.

On December 5, 2003, the remaining lender received 109,375 common shares, at a fair value of $4.78 per share to extend the maturity date of the $2,187,500 remaining to June 11, 2004. The fair value of the shares has been recorded as finance charges of $522,813 and was amortized over the remaining term of the loan.

On June 11, 2004, the remaining balance of $2,187,500 was repaid.

d)	A summary of deferred finance charges incurred and amortization during the period is shown below.

	2006	2005
	$	$

Balance - Beginning of year	-	233,591

Finance charges incurred	-	216,019
Less: Amortization	-	(449,610)

Balance - End of year	-	-

(9)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

8	Asset retirement obligation

The Company has assumed responsibility for the reclamation and site restoration plans originally filed with the Ontario Ministry of Northern Development and Mining (MNDM) in connection with the all the Kirkland Lake properties. The estimated total costs of reclamation and site restoration at April 30, 2006 are $2,711,670 and financial assurance has been provided to the MNDM by way of mine closure bonds in the amount of $2,043,435.

A reconciliation for asset retirement obligations is as follows:

	2006	2005
	$	$

Balance - Beginning of year	2,110,583	2,043,435

Accretion	126,635	-
Revision to the timing of estimate mining life	(391,438)	-
Revision in estimate cash flows	-	67,148

Balance - End of year	1,845,780	2,110,583

During the year, the Company reviewed total proven and probable reserves which resulted in the extension of the remaining life of the mine and consequently extension of the cash flow projection and reduction of the asset retirement obligations and mineral properties.

There were no liabilities incurred or settled during 2006 and 2005.

The provision for asset retirement obligations is based on the following key assumptions:

•	The total undiscounted cash flow as at April 30, 2006 is $2,711,670.

•	The expected settlement will be in 2016.

•	A credit adjusted risk free rate at which the estimated payments have been discounted of 6%.

•	An inflation rate of 2%.

(10)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

9	Capital stock

	Number
	of shares	Amount
		$

Balance - April 30, 2003	24,076,166	17,757,582

Exercise of options	605,950	931,246
Exercise of warrants	1,558,986	3,268,701
Private placements	10,054,129	36,043,993
Convertible loan	184,375	747,813
Share issuance costs	-	(2,052,186)
Share proceeds allocated to warrants	-	(4,740,648)

Balance - April 30, 2004	36,479,606	51,956,501

Exercise of options	362,051	1,108,398
Exercise of warrants	1,298,568	5,328,575
Private placements	6,438,022	30,605,689
Convertible loan	851,015	4,157,724
Share issuance costs	-	(2,843,594)
Share proceeds allocated to warrants	-	(238,067)
Renunciation of flow-through shares	-	(1,005,120)

Balance - April 30, 2005	45,429,262	89,070,106

Exercise of options	459,875	1,414,804
Exercise of warrants	2,173,501	10,118,918
Private placements	2,805,500	11,499,750
Share issuance costs	-	(672,340)
Share proceeds allocated to warrants	-	(517,559)
Renunciation of flow-through shares	-	(824,918)

Balance - April 30, 2006	50,868,138	110,088,761

a)

On August 8, 2003, the Company closed the first of two tranches of a private placement of 3,755,000 units. In the first tranche, the Company sold 3,554,000 units at $2.60 per unit to raise gross proceeds of $9,240,400. On August 26, 2003, the Company closed the second tranche and sold 201,000 units at $2.60 per unit to raise gross proceeds of $522,600. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further common share for a period of two years (expiring August 8 and August 26, 2005) at a price of $3.00 per share. The Company incurred commissions, fees and legal costs totalling $538,080 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $2,150,084. 38,000 of these warrants expired on August 8. 2005 and the remaining were exercised during the warrants life.

(11)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

b)	On August 11, 2003, the Company issued 75,000 common shares at a fair value of $3.00 per common share, as a bonus on the $1,000,000 convertible loan financing.

c)

On November 14, 2003, the Company completed a flow through private placement, raising $7,700,000 through the sale of 1,925,000 shares at $4.00 per share. A fee of 5% of the proceeds raised was paid to the agents. The Company also issued agents compensation warrants to purchase 96,250 shares, which were exercisable for a period of 24 months (86,250 warrants expired on November 14, 2005 and the remaining were exercised) at a price of $3.60 per share. The Company incurred commissions, fees and legal costs totalling $430,499 in connection with this placement. The compensation warrants issued as part of this placement have been recorded at fair value of $158,788. At April 30, 2004, the Company has a commitment to incur $5,163,723 of eligible flow through expenditures.

d)

On December 1, 2003, the Company completed a private placement of 2,200,000 units at a price of $3.90 per unit for gross proceeds of $8,580,000. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant was exercisable for a period of 18 months (5,019,000 expired on June 1, 2005 and the remaining were exercised) at a price of $4.40 per share. The Company incurred commissions, fees and legal costs totalling $406,819 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at fair value of $1,659,959.

e)	On December 5, 2003, the Company issued 109,375 common shares, at a fair value of $4.78 per common share, to extend the maturity date of the $2,187,500 note payable to June 11, 2004.

f)

On April 29, 2004, the Company completed a private placement of 2,174,129 units at a price of $4.60 per unit for gross proceeds of $10,000,993. Each unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitled the holder to purchase a further common share for a period of 15 months (1,032,714 expired on July 29, 2005 and the remaining were exercised) at a price of $5.20 per share. The Company incurred commissions, fees and legal costs totalling $475,000 in connection with this placement. The share purchase warrants issued as part of this placement have been recorded at a fair value of $930,606.

g)	On June 10, 2004, the Company issued 54,140 common shares at a fair value of $3.99 per common share, as a bonus on the $2,406,250 convertible loan financing.

h)

On July 29, 2004, the Company closed a brokered private placement of 3,987,730 shares at a price of $4.00 per share for gross proceeds of $15,950,920. The agent also received 199,386 warrants exercisable at $4.00 as compensation for the placement. The warrants were fully exercised on January 23, 2006.

i)	On November 16, 2004, the Company completed a placement of 1,950,292 common shares at a price of $6.00 per share for gross proceeds of $11,701,752.

j)	On December 10, 2004, a promissory note, in the amount of $2,406,250 was converted into 546,875 common shares.

k)	On December 22, 2004, the Company completed a sale by private placement of 500,000 flow-through common shares at a price of $6.00 per share for gross proceeds of $3,000,000.

(12)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

l)	On February 11, 2005, a promissory note, in the amount of $1,000,000 was converted into 250,000 common shares of the Company.

m)

On August 25, 2005 the Company completed a sale by private placement of 1,250,000 common shares at a price of $4.00 per share for gross proceeds of $5,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until May 25, 2006 at a price of $4.60 per share.

n)

On September 26, 2005 the Company completed a sale by private placement of 1,000,000 units at a price of $4.00 per unit for gross proceeds of $4,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable until June 28, 2006 at a price of $4.60 per share.

o)	On October 12 and 14, 2005 the Company completed a sale by private placement of 555,500 “flow through” shares at a price of $4.50 per share for gross proceeds of $2,499,750.

10	Options

The Company has adopted a stock option plan. The plan allows the Company to grant options to directors, officers and employees of and consultants to the Company and its subsidiaries or employees of a corporation providing management services to the Company. The aggregate number of shares which may be subject to issuance pursuant to options granted under this plan is 3,500,000 shares.

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

Notwithstanding the fact that options can have a maximum term of 10 years, it is presently the policy of the Company to issue options for terms of five years.

(13)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The change in stock options issued during the years ended April 30 is as follows:

		2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Options outstanding -
Beginning of year	1,203,999	2.58	1,426,550	2.16	1,735,000	1.65

Granted	-	-	250,000	4.70	327,500	3.60
Exercised	(459,875)	2.08	(362,051)	2.06	(605,950)	1.50
Forfeited	(7,000)	4.70	(110,500)	3.67	(30,000)	2.78

Options outstanding -
End of year	737,124	2.87	1,203,999	2.58	1,426,550	1.65

Options exercisable - End of year	632,624	2.57	857,749	1.88	846,550	1.59

The following table summarizes information about stock options outstanding and exercisable at April 30, 2006:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
Exercise	Options	Options	remaining	remaining
price	outstanding	exercisable	life	life
$			(years)	(years)

1.35	225,000	225,000	0.43	0.43
1.60	2,624	2,624	0.95	0.95
2.45	35,000	35,000	1.10	1.10
2.20	133,250	133,250	1.70	1.70
2.80	35,000	35,000	2.29	2.29
3.95	146,250	146,250	2.58	2.58
4.70	160,000	55,500	3.41	3.41

1.35 - 4.70	737,124	632,624	1.85	1.60

The fair value of each option at the date of grant was estimated using the Black-Scholes option-pricing method with the following assumptions:

	2006	2005	2004

Expected life of options	5 years	5 years	5 years
Risk-free interest rate	3 - 4%	3 - 4%	3 - 4%
Expected stock price volatility	50%	70%	70%
Expected dividend yield	-	-	-

(14)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The value ascribed to unexercised options recorded as a component of shareholders’ equity is as follows:

	2006	2005	2004
	$	$	$

Balance - Beginning of year	1,184,062	170,451	112,362

Adjustment on adoption of accounting standard	-	807,250	-
Fair value of options granted	-	(132,009)	-
Exercise of options	-	(54,030)	-

Adjustment after change in accounting policy	1,184,062	791,662	112,362

Accretion of options granted	365,440	721,983	81,515
Exercise of options	(456,217)	(229,640)	(23,426)
Options forfeited	(13,519)	(99,943)	-

Balance - End of year	1,079,766	1,184,062	170,451

11	Warrants

The changes in warrants outstanding are as follows:

		2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price
		$		$		$

Warrants outstanding - Beginning
of year	3,224,465	3.88	4,323,647	3.88	1,721,823	1.63

Granted	1,125,000	4.00	199,386	4.00	4,160,810	3.96
Exercised	(2,173,501)	3.04	(1,298,568)	3.04	(1,558,986)	1.70
Expiry	(2,175,964)	4.70	-	-	-	-

Warrants outstanding - End
of year	-	-	3,224,465	4.22	4,323,647	1.63

(15)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

The value ascribed to unexercised warrants recorded as a component of equity is as follows:

	2006	2005	2004
	$	$	$

Balance - Beginning of year	3,841,480	4,983,765	696,270

Unit proceeds allocated to warrants	-	-	4,740,649
Agents warrants issued in private
placements	517,559	238,070	158,788
Exercise of warrants	(1,735,548)	(1,380,355)	(611,942)
Expiry of warrants	(2,623,491)	-	-

Balance - End of year	-	3,841,480	4,983,765

12	Contributed surplus

	2006	2005
	$	$

Balance - Beginning of year	160,755	72,040

Forfeited options	13,519	5,987
Forfeited warrants	2,623,494
Equity component of convertible loan	-	82,728

Balance - End of year	2,797,768	160,755

13	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, security deposits, accounts receivable, and accounts payable and accrued liabilities. At April 30, 2006, the carrying values of these instruments approximate their fair values based on the nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

14	Related party transactions

The following related party transactions occurred during the year:

a)	The Company paid office facilities and administration services in the amount of $42,000 (2005 - $54,500) to a company related by directors in common.

b)

At April 30, 2006, accounts payable included $3,786 (2005 - $3,500) owing to companies with directors in common. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

15	Income taxes

a)

Income taxes expenses vary from the amount that would be computed by applying the combined federal (25%) and provincial income tax rate (12%) totalling 33% (2005 - 36.12%; 2004 - 36.40%) to loss before income tax recovery as follows:

	2006	2005	2004
	$	$	$

Loss before income taxes recovery	(7,281,478)	(29,164,305)	(22,616,158)

Expected income taxes recovery	(2,333,917)	(10,534,147)	(8,232,282)
Income tax benefit not recognized	1,131,466	7,633,773	6,603,085
Resource allowance and
non-deductible items	1,202,451	2,900,374	1,629,197
Benefit of tax assets not previously
recognized	(824,918)	(1,005,120)	-

	(824,918)	(1,005,120)	-

(17)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

b)

Future income taxes reflect the net tax effects of non-capital loss carry-forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets are as follows:

	2006	2005	2004
	$	$	$

Future income and resources tax assets
Net operating loss carry-forwards	13,849,819	15,227,725	7,365,758
Mineral properties	-	-	1,646,470
Asset retirement obligation	609,107	762,343	743,810
Property, plant and equipment	1,827,660	1,118,820	762,848
Share issuance costs	1,056,289	1,456,121	1,001,596

	17,342,875	18,565,009	11,520,482
Less: Valuation allowance	(16,373,617)	(17,559,889)	(11,520,482)

Net future tax assets	969,258	1,005,120	-

Future income and resources tax
liabilities
Mineral properties	(969,258)	(1,005,120)	-

Net future tax asset	-	-	-

c)

The Company has non-capital losses for federal and Ontario tax purposes, which may be carried forward and applied against taxable income in future years. These losses expire during the following years:

	Federal	Ontario
	$	$

2007	123,249	432,921
2008	412,780	650,755
2009	916,624	916,551
2010	4,150,879	4,150,879
2014	17,920,438	17,112,638
2015	18,207,964	16,728,289
2016	999,443	643,206

	42,731,377	40,635,239

(18)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

16	Commitments

A net smelter royalty is payable on a sliding scale commencing at 2% if the price of gold sold is equal to or greater than US$300 per ounce and increasing to 4% if the price of gold sold is equal to or greater than US$500 per ounce. The royalty amount due is payable quarterly commencing on the third month anniversary of the commencement of commercial production from any of the properties and terminates upon a maximum aggregate payment of $15 million. During the year ended April 30, 2006, royalties under this agreement amounted to $1,266,618 (2005 - $642,396).

17	Contingencies

On May 8, 2006 four charges were laid against the Company under the Provincial Offences Act (Ontario) in the Ontario Court of Justice by the Ontario Ministry of Labour for four alleged violations of the Occupational Health and Safety Act (Ontario). The charges are in connection with the death of an employee in December, 2005. The Company entered an appearance to the proceedings on June 13, 2006 and will next appear in court on September 5, 2006 at which time it must enter a plea. If the charges proceed to trial and the Company is found guilty, the Company could be subject to fines not exceeding $500,000 per charge. The Company intends to vigorously defend itself against these charges and believes that its conduct was in compliance with the Act and that it has a good work safety environment. Based on management’s assessment based on advice from its defence counsel, the Company accrued $150,000 as a contingent liability, which has been included and reported within operating costs for the current fiscal year. Future events may require a change to this provision.

18	Segmented information

The Company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Canada. During the years ended April 30, 2006, 2005 and 2004 all of the Company’s capital assets, revenues earned and operations were in Canada.

(19)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

19	Supplemental cash flow information

Cash and cash equivalents comprise cash on deposit with Canadian chartered banks.

During the years ended April 30, 2006, 2005 and 2004, the Company conducted non-cash financing and investing activities as follows:

	2006	2005	2004
	$	$	$

Warrants issued as share issuance costs	-	238,067	158,788
Warrants/common shares issued as finance
charges for loan	-	216,019	747,813
Value assigned to options/warrant exercised	2,191,765	1,741,992	635,367
Issuance of shares to settle debt	-	3,941,705	-

20	Material differences between Canadian and United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The significant measurement differences between GAAP in Canada and the United States and their effect on these financial statements are as follows:

	2006	2005	2004
	$	$	$

Loss for the year
Loss for the year following Canadian GAAP	(6,456,560)	(28,159,185)	(22,616,158)
Accretion of convertible loan (a)	-	445,026	101,307
Future income tax recovery (d)	(536,058)	(430,000)	-

Loss for the year following U.S. GAAP	(6,992,618)	(28,144,159)	(22,514,851)

Basic and diluted loss per share following
U.S. GAAP	(0.14)	(0.68)	(0.76)

Convertible loans
Convertible loans following Canadian GAAP	-	-	3,088,818
Equity component of convertible loan (a)	-	-	283,657
Accretion of convertible loan (a)	-	-	(184,975)

Convertible loans following U.S. GAAP	-	-	3,187,500

(20)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006	2005	2004
	$	$	$

Shareholders’ Equity
Shareholders’ equity following
Canadian GAAP	48,982,371	35,729,039	27,839,637
Equity component of convertible loan (a)	-	(630,001)	(283,657)
Accretion of convertible loan (a)	-	630,001	184,975
Flow through shares (d)	536,058	430,000	-
Future income tax (d)	(536,058)	(430,000)	-

Shareholders’ equity following U.S. GAAP	48,982,371	35,729,039	27,740,955

Cash Flows
Cash and cash equivalents - End of year
following Canadian GAAP	9,411,925	8,632,547	11,720,591
Restricted cash - Flow-through shares	(1,800,000)	(2,187,000)	(5,163,723)

Cash and cash equivalents - End of year
following U.S. GAAP	7,611,925	6,445,547	6,556,868

Cash flows from investing activities -
Following Canadian GAAP	14,585,798	9,914,741	11,113,659
Flow-through shares not disbursed
during the year (e)	(1,800,000)	(2,187,000)	(5,163,723)
Flow through realized from previous
year (e)	2,187,000	5,163,723	-

Cash flows from investing activities following
U.S. GAAP	14,972,798	12,891,464	5,949,936

a)	Convertible loans

On June 11, 2002, August 11, 2003, and June 10, 2004 the Company issued convertible loans (note 7). Under Canadian GAAP, the fair value of the equity conversion feature is valued and recorded as a component of shareholders’ equity and the carrying amount of the loans are accreted over the term to maturity through a charge to interest expense. Under U.S. GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Canadian GAAP are reversed.

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

(21)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

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

The Company received a premium to market on the issuance of $288,860 (2005 - $575,000) which was recorded in share capital under Canadian GAAP. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors.

In 2006, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $824,918 (2005 - $1,005,120) and a corresponding reduction of share capital in respect of flow-through share financing. Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries that do not impact earnings.

e)	Restricted Cash

Under U.S. GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets. Accordingly, cash and cash equivalents under U.S. GAAP would be reduced by $1,800,000 at April 30, 2006 (2005 - $2,187,000; 2004 - $5,163,723) and restricted cash would be presented outside of current assets on the balance sheet.

(22)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

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

In December 2004, the FASB issued SFAS 153, “Exchange of Non-Monetary Assets - an amendment of APB 129”. This statement amends APB 129, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exceptions of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning on or after June 15, 2005.

In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(23)

Kirkland Lake Gold Inc.
Notes to Financial Statements
April 30, 2006, 2005 and 2004

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

In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830, Non-monetary Transactions. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new U.S. standard described above.

In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

21	Subsequent event

On May 24 and 25, 2006 and June 2, 2006, the Company completed private placement of 1,793,500 units at a price of $9.20 per unit totalling $16,500,200. Each unit consisted of one common share and one-half of a share purchase warrant. Each warrant is exercisable for a period of 12 months at a price of $10.50 per share.

(24)

ITEM 18            FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19            EXHIBITS

The following exhibits are included herein:

Number	Description	Page No.
1.01	Certificate of Continuance dated July 27, 1988	Note (1)
1.02	Articles of Continuance dated July 14, 1988	Note (1)
1.03	Certificate of Amendment dated May 19, 1994 together with Articles of Amendment dated April 22, 1994	Note (1)
1.04	Certificate of Amendment dated October 1, 1996 together with Articles of Amendment dated September 24, 1996	Note (1)
1.05	Certificate of Amendment dated November 26, 1996 together with Articles of Amendment dated November 18, 1996	Note (1)
1.06	Certificate of Amendment dated October 21, 1999 together with Articles of Amendment dated September 27, 1999	Note (1)
1.07	By-laws dated July 27, 1988	Note (1)
2	Not applicable	–
3	Not applicable	–
4(a).01	Loan Agreements dated May 22, 2002 with RAB Europe Fund Ltd. and RAB Europe Partners L.P. in respect of loans totalling $2.5 million	Note (1)
4(a).02	Investor Relations Agreement dated May 30, 2002 with DSK Consulting Ltd.	Note (1)
4(a).03	Agency Agreement dated June 21, 2002 with Fahnestock Canada Inc. with respect to a private placement of 1 million Common Shares	Note (1)
4(a).04	Subscription Agreement in the form executed on June 21, 2002 with respect to a private placement of 1 million Common Shares	Note (1)
4(a).05	Agency Agreement dated December 30, 2002 with Octagon Capital Corporation and Fahnestock Canada Inc. with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).06	Subscription Agreement in the form executed on December 30, 2002 with respect to a private placement of 2.625 million Common Shares	Note (2)
4(a).07	Listing Agreement dated March 5, 2003 with the Toronto Stock Exchange	Note (3)
4(a).08	Publicity Agreement dated March 27, 2003 with Jefferson Financial, LLC	Note (2)
4(a).09	Loan Agreement dated June 10, 2003 with CBG Compagnie Bancaire Genève in respect of loan for $1 million	Note (2)
4(a).10	Subscription Agreement in the form executed on August 8, 2003 and August 26, 2003 with respect to a private placement of 3.755 million Units	Note (2)
4(a).11	Agency Agreement dated November 14, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).12	Subscription Agreement in the form executed on November 14, 2003 with respect to a private placement of 1.925 million ‘flow-through’ Common Shares	Note (2)
4(a).13	Agency Agreement dated December 1, 2003 with Fort House Inc. and Octagon Capital Corporation with respect to a private placement of 2.2 million Units	Note (2)

Number	Description	Page No.
4(a).14	Subscription Agreement in the form executed on December 1, 2003 with respect to a private placement of 2.2 million Units	Note (2)
4(a).15	Subscription Agreement in the form executed on April 29, 2004 with respect to a private placement of 2,174,129 Units	Note (3)
4(a).16	Loan Agreement dated June 2, 2004 with Middlemarch Partners Limited in respect of loan for $2,406,250	Note (3)
4(a).17	Nominated Advisor and Broker Agreement dated June 24, 2004 with Canaccord Capital (Europe) Limited	Note (3)
4(a).18	Agency Agreement dated July 29, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 3,987,730 Common Shares	Note (3)
4(a).19	Subscription Agreement in the form executed on July 29, 2004 with respect to a private placement of 3,987,730 Common Shares	Note (3)
4(a).20	Agency Agreement dated November 16, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 1,950,292 Common Shares	Note (3)
4(a).21	Subscription Agreement in the form executed on November 16, 2004 with respect to a private placement of 1,950,292 Common Shares	Note (3)
4(a).22	Agency Agreement dated December 22, 2004 with Canaccord Capital (Europe) Limited with respect to a private placement of 500,000 ‘flow-through’ Common Shares	Note (3)
4(a).23	Subscription Agreement in the form executed on December 22, 2004 with respect to a private placement of 500,000 ‘flow-through’ Common Shares	Note (3)
4(a).24	Subscription Agreement in the form executed on August 25, 2005 with respect to a private placement of 1,250,000 Units	Note (3)
4(a).25	Subscription Agreement in the form executed on September 26, 2005 with respect to a private placement of 1 million units	Note (3)
4(a).26	Subscription Agreement in the form executed on October 12 and 14, 2005 with respect to a private placement of 555,500 ‘flow-through’ Common Shares	Note (3)
4(a).27	Subscription Agreement in the form executed on May 24 and 25 and June 2, 2006 with respect to a private placement of 1,793,500 Units	Note (3)
4(a).28	Broker Agreements dated June 1, 2006 with Mirabaud Securities Limited and Ocean Equities Ltd.	Note (3)
4(c).01	Consulting Agreement dated March 15, 2001 with the Corporation’s President and Chief Executive Officer	Note (1)
4(c).02	Form of Stock Option Agreement	Note (1)
5	Not applicable	–
6	Not applicable	–
7	Not applicable	–
8	Not applicable	–
9	Not applicable	–
10	Not applicable	–
11	Code of Ethics dated June 30, 2005	Note (3)

Number	Description	Page No.
12.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934	EX01
12.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934	EX02
13.01	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX03
13.02	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a- 14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code	EX04
14	Not applicable	–
15	Not applicable	–

(1)	Incorporated herein by reference from the Corporation’s Registration Statement on Form 20-F dated June 28, 2002 and filed with the Securities and Exchange Commission on July 1, 2002.

(2)	Incorporated herein by reference from the Corporation’s 2003 Annual Report (amended) on Form 20-F dated January 14, 2004 and filed with the Securities and Exchange Commission on February 3, 2004.

(3)	Incorporated herein by reference from the Corporation’s 2004 Annual Report on Form 20-F dated June 30, 2006 and filed with the Securities and Exchange Commission on August 15, 2006.

SIGNATURES

The Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: September 13, 2006

KIRKLAND LAKE GOLD INC.

Per:	(signed) Brian A. Hinchcliffe
BRIAN A. HINCHLIFFE
President & Chief Executive Officer